                           Proxy Statement/Prospectus
                              CITATION CORPORATION
                    Common Stock, Par Value $0.01 per share

                    MERGER PROPOSAL--YOUR VOTE IS IMPORTANT
                                                            FILED PURSUANT TO
                                                            RULE 424 (b) (3)
                                                            FILE NOS.: 333-89431
                                                                       333-86763

Dear Stockholder:

  On October 12, 1999, the Board of Directors unanimously approved certain revisions to the terms of the merger agreement described in the proxy statement/prospectus mailed to you on September 9, 1999. The special meeting of stockholders of Citation Corporation, which was convened and adjourned on October 7, 1999, will reconvene on November 30, 1999, at 10:00 a.m., Central Time, at the offices of Citation in Birmingham, Alabama. The purpose of the reconvened meeting is to consider and vote upon the agreement and plan of merger and recapitalization, as amended, with RSJ Acquisition Co., a corporation formed by Kelso & Company. If the merger is completed, you may elect, with respect to each share of Citation common stock you own, either to receive $17.00 in cash, without interest, or to retain one share of common stock of Citation, which will be the surviving corporation in the merger. However, in order to elect to retain any shares in the merger, you must elect to retain at least 10,000 shares.

  The amended merger agreement provides that exactly 1,062,619 shares of Citation common stock must be retained in the merger. This structure is designed to enable the merger to be accounted for as a recapitalization for financial accounting purposes. We expect that certain stockholders of Citation will make elections to retain 1,062,619 shares, in which event elections by any other stockholders to retain Citation common stock will cause all stock elections to be subject to a proration, designed to ensure that no more than 1,062,619 shares will be retained. The receipt of cash in the merger will not be subject to any proration. If you own more than 10,000 shares of Citation common stock, you may make a different election with respect to a portion of your shares, but the merger agreement does not permit an election to retain fewer than 10,000 shares.

  Details of the amended merger agreement and other important information appear in the attached proxy statement/prospectus. A copy of the merger agreement, as amended, is attached as Annex A to the proxy statement/prospectus. We urge you to read carefully the entire proxy statement/ prospectus. We especially encourage you to read the section entitled "Risk Factors" which begins on page 26.

  Citation's Board of Directors, upon the unanimous recommendation of a special committee of directors, has unanimously determined that the merger is fair to you and in your best interests, has approved and has recommended that you vote in favor of adoption of the merger agreement, as amended. The Board of Directors has also unanimously determined to recommend to you that you not elect to retain any Citation common stock in the merger, and instead receive cash for all of your shares of Citation common stock. Citation's financial advisor, Bear, Stearns & Co. Inc., has delivered a written opinion to Citation's Board of Directors stating that, as of October 12, 1999, and based upon and subject to the matters stated in the opinion, the consideration to be received by Citation's stockholders in the merger is fair from a financial point of view. A copy of the opinion of Bear, Stearns & Co. Inc. is attached as Annex B to the proxy statement/prospectus.

  The merger cannot be completed unless the stockholders adopt the amended merger agreement. It is very important that your shares be represented, and we hope you can attend the reconvened special meeting. Whether or not you plan to attend the reconvened special meeting and whether or not you have previously signed a proxy card in connection with Citation's earlier solicitation, please take time to complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope. This will ensure that your shares are properly represented at the reconvened special meeting. If after submitting your proxy, you decide to change your vote or decide that you would rather vote your shares in person, you may do so at any time before or at the reconvened special meeting.

      Very truly yours,

      /s/ T. Morris Hackney
      --------------------------------
      T. Morris Hackney
      Chairman


 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or these securities, passed upon the fairness or merits of this transaction or determined if this proxy statement/prospectus is adequate or accurate. Any representation to the contrary is unlawful.

  This proxy statement/prospectus is dated October 29, 1999 and is first being mailed to stockholders of Citation on or about October 29, 1999.

                             CITATION CORPORATION

                          PROXY STATEMENT/PROSPECTUS

  This proxy statement/prospectus relates to an Agreement and Plan of Merger and Recapitalization, as amended, by and between Citation Corporation, a Delaware corporation, and RSJ Acquisition Co., a Delaware corporation formed by Kelso & Company. In connection with the merger, each Citation stockholder will be entitled either to receive $17.00 in cash, without interest, or to retain one share of common stock of Citation after the merger in respect of each share of Citation common stock held by that stockholder as of the effective time of the merger. However, in order to elect to retain any shares of Citation common stock in the merger, a stockholder must elect to retain at least 10,000 shares. Because the merger agreement provides that the number of shares of Citation common stock to be retained by existing Citation stockholders must equal 1,062,619, and because we expect certain stockholders of Citation to make an election to retain a total of 1,062,619 shares, the right to retain shares of Citation common stock will likely be subject to proration, as set forth in the merger agreement and described in this proxy statement/prospectus. For example, and as further described in "The Merger and Recapitalization--Stock Election," a holder of 10,000 shares of Citation common stock who elects to retain all of its shares will receive fewer than 10,000 shares of common stock and cash for the balance of its shares. On the other hand, the right to receive $17.00 in cash per share in the merger is not subject to proration, because certain stockholders of Citation are expected to make elections to retain 1,062,619 shares in the merger. See "The Merger and Recapitalization--Stock Election Agreements and Related Agreements." Accordingly, a holder of common stock who does not elect to retain any shares in the merger will receive all cash for all of its shares. Holders of fewer than 10,000 shares of Citation common stock as of the Election Date referred to in this proxy statement/prospectus will not be eligible to elect to retain any shares of common stock of Citation in the merger and will automatically receive cash for all of their shares. For a more detailed description of this election and proration procedure, see "The Merger and Recapitalization--Stock Election." A copy of the merger agreement between Citation and RSJ Acquisition Co., as amended, is attached as Annex A to this proxy statement/prospectus.

  Citation has filed a registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended, covering the 1,062,619 shares of Citation common stock to be retained by stockholders of Citation in connection with the merger. This proxy statement/prospectus constitutes the prospectus filed as part of the registration statement and is being furnished to stockholders of Citation in connection with the solicitation of proxies by the Board of Directors of Citation for use at the reconvened Special Meeting of the Stockholders of Citation scheduled to be held on November 30, 1999.

  Adoption of the merger agreement, as amended, requires the affirmative vote of a majority of the outstanding shares of Citation common stock held by stockholders entitled to vote as of the close of business on August 27, 1999.

  A holder of Citation common stock electing to retain Citation common stock must make the election with respect to at least 10,000 shares of common stock. In addition, the holder must return the form of stock election, which is being mailed to stockholders under separate cover, together with duly endorsed Citation common stock certificates as instructed in this proxy statement/prospectus, by 5:00 p.m. New York City time, on November 22, 1999, regardless of how the stockholder decides to vote with respect to the merger proposal.

  See "Risk Factors" beginning on page 26 for a discussion of certain factors you should consider before voting and determining whether or not to elect to retain Citation common stock after the merger.

  This proxy statement/prospectus incorporates by reference important business and financial information about Citation that is not included or delivered with this document. This information is available without charge to Citation stockholders upon written or oral request. If you would like to get copies of the documents we refer to, please contact:

                               Stanley B. Atkins
                         Vice President and Secretary
                             Citation Corporation
                             2 Office Park Circle
                                   Suite 204
                           Birmingham, Alabama 35223
                                (205) 871-5731

  To obtain timely delivery of the requested documents prior to the special meeting, you must request them by no later than November 22, 1999, which is five business days prior to the special meeting. If you request any documents, we will mail them to you by first class mail or other equally prompt means as soon as practicable after we receive your request.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
NOTICE OF RECONVENING OF ADJOURNED SPECIAL MEETING OF STOCKHOLDERS........   1

QUESTIONS AND ANSWERS ABOUT THE MERGER AND RECAPITALIZATION...............   3

SUMMARY...................................................................   9
  The Companies...........................................................   9
  The Citation Stockholders' Meeting......................................  10
  The Merger and Recapitalization.........................................  13
  Selected Consolidated Financial Data....................................  23

RISK FACTORS..............................................................  26
  We Will Be Controlled by Kelso & Company After the Merger...............  26
  There Will Be No Active Trading Market for the Common Stock You Will
   Retain in Connection with the Merger...................................  27
  We Will Have a High Level of Debt, Which Will Have a Negative Effect on
   Our Net Income.........................................................  27
  Our Debt Obligations May Contain Covenants That Will Restrict How We
   Operate Our Business Which Could Impair Our Ability to Respond to
   Changing Conditions or Could Lead to Declines in Operating Results.....  27
  We Will Have Decreased Liquidity After The Merger.......................  28
  If We Do Not Continue to File Reports With the SEC, it Will Be Difficult
   for Stockholders to Obtain Information Regarding Our Financial
   Condition..............................................................  28
  We Do Not Expect to Pay Dividends After the Merger......................  28
  The Merger and Recapitalization Are Subject to Review under Laws Which,
   If Violated, Could Void the Payment of Cash............................  29
  You Will Not Likely Retain the Amount of Stock You Elect to Retain......  29
  Your Interest as a Citation Stockholder is Subject to Dilution..........  30
  The Election to Retain Citation Common Stock or the Proration Procedures
   May Cause Possible Dividend Treatment for Cash Received................  30
  The Loss of a Few Key Customers Would Substantially Reduce Our Sales....  30
  Our Business Operations Are Subject to Significant Seasonal and Cyclical
   Fluctuations...........................................................  31
  Our Foundries Must Comply With Environmental Laws and Regulations.......  31
  We May Be Adversely Affected by Work Stoppages and Other Labor Matters..  31
  The Markets for Our Products Are Highly Competitive and Our Competitors
   May Have Greater Financial Resources or Lower Costs, Placing Us at a
   Disadvantage...........................................................  32
  The Price of Some of Our Principal Raw Materials Is Subject to
   Fluctuation and Our Inability to Adjust to Price Fluctuations in a
   Timely Manner Could Adversely Affect Our Financial Position............  32
  We May Not be Able to Implement Our Growth and Acquisition Strategy.....  32
  We May Be Adversely Affected by Year 2000 Issues........................  33
  A Warning about Forward-Looking Statements..............................  33

THE SPECIAL MEETING.......................................................  34
  General.................................................................  34
  Matters to Be Considered................................................  34
  Record Date.............................................................  34
  Voting at the Special Meeting...........................................  35
  Proxies.................................................................  36
  Information Concerning the Solicitation of Proxies......................  36
  Recommendation of the Board of Directors................................  37

THE MERGER AND RECAPITALIZATION............................................  38
  Background of the Merger and Recapitalization............................  38
  Citation's Reasons For The Merger and Recapitalization; Recommendation of
   the Board of Directors..................................................  47
  Reasons for the Board of Directors' Recommendation that Stockholders Not
   Elect to Retain Common Stock in the Merger..............................  51
  Opinion of Financial Advisor.............................................  52
  Certain Estimates of Future Operations and Other Information.............  56
  Description of Voting Agreement..........................................  58
  Purpose and Structure of the Merger and Recapitalization.................  58
  Certain Effects of The Merger and Recapitalization.......................  58
  Merger Consideration.....................................................  59
  Description of the Stock Election Agreements.............................  60
  Stock Election...........................................................  60
  Election Procedures......................................................  62
  Conversion of Shares; Procedures for Exchange of Certificates............  62
  Fractional Shares........................................................  63
  Federal Income Tax Consequences..........................................  63
  Financing of the Merger and Recapitalization.............................  66
  Interests of Certain Persons in the Merger and Recapitalization..........  70
  Directors and Officers of Citation After the Merger......................  72
  Governmental and Regulatory Approvals....................................  73
  Accounting Treatment.....................................................  73
  Rights of Stockholders After the Merger..................................  73

CERTAIN PROVISIONS OF THE MERGER AGREEMENT.................................  75
  The Merger; Merger Consideration.........................................  75
  Dissenting Shares........................................................  75
  Treatment of Stock Options...............................................  76
  Closing; Effective Time..................................................  76
  Exchange of Certificates.................................................  76
  Lost, Stolen or Destroyed Certificates...................................  76
  Representations and Warranties...........................................  76
  Rights Plan Amendment....................................................  77
  Certain Covenants........................................................  77
  Certain Other Covenants and Agreements...................................  78
  Agreement Not to Solicit Offers..........................................  78
  Board Recommendations....................................................  79
  Employee Benefits........................................................  79
  Indemnification, Exculpation and Insurance...............................  80
  Solvency Letter..........................................................  80
  Recapitalization Financing...............................................  80
  Conditions to Completion of the Merger...................................  81
  Termination..............................................................  81
  Termination Fees and Expenses............................................  82
  Amendment and Waiver.....................................................  83

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS......................  84

CAPITALIZATION.............................................................  92

INFORMATION CONCERNING THE COMPANIES.......................................  93
  Citation.................................................................  93
  Kelso & Company and RSJ Acquisition Co...................................  94

STOCK PRICE AND DIVIDEND INFORMATION.......................................  95

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............  96
  Security Ownership of Certain Beneficial Owners..........................  96
  Security Ownership of Management.........................................  98

COMPARISON OF THE RIGHTS OF CITATION STOCKHOLDERS BEFORE AND AFTER THE
 MERGER.................................................................... 100
  Description of Citation Capital Stock Following the Merger............... 100
  Absence of Rights Plan................................................... 101
  Anti-Takeover Statute.................................................... 101

CERTAIN PENDING LITIGATION................................................. 102

APPRAISAL RIGHTS........................................................... 102

LEGAL MATTERS.............................................................. 105

INDEPENDENT ACCOUNTANTS.................................................... 105

WHERE YOU CAN FIND MORE INFORMATION........................................ 105

INCORPORATION OF DOCUMENTS BY REFERENCE.................................... 106

STOCKHOLDER PROPOSALS...................................................... 107

OTHER MATTERS.............................................................. 107

ANNEX A: Agreement and Plan of Merger and Recapitalization as Amended...... A-1

ANNEX B: Opinion of Bear, Stearns & Co. Inc................................ B-1

ANNEX C: Section 262 of the General Corporation Law of the State of
 Delaware.................................................................. C-1

ANNEX D: Form of Stockholders Agreement.................................... D-1

ANNEX E: Form of Registration Rights Agreement............................. E-1

                              Citation Corporation

                               ----------------

       NOTICE OF RECONVENING OF ADJOURNED SPECIAL MEETING OF STOCKHOLDERS

                          To be Held November 30, 1999

                               ----------------

   NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Citation Corporation, a Delaware corporation, was convened on October 7, 1999 and was adjourned until October 22, 1999. On October 22, 1999 the meeting was reconvened and adjourned again, subject to the call of the Board of Directors. The reconvened special meeting will be held on November 30, 1999, at the offices of Citation, located at 2 Office Park Circle, First Floor, Birmingham, Alabama 35223. The meeting will begin at 10:00 a.m. Central Time.

   At the reconvened special meeting you will be asked to:

  (1) Adopt an Agreement and Plan of Merger and Recapitalization, dated as of June 24, 1999, as amended by Amendment No. 1 on September 3, 1999 and Amendment No. 2 on October 12, 1999, by and between Citation and RSJ Acquisition Co., a subsidiary of Kelso Investment Associates VI, L.P. and KEP VI, LLC. Under the merger agreement as amended:

    . RSJ Acquisition Co. will merge with and into Citation and Citation will be the surviving corporation in the merger; and

    . Each share of Citation common stock that is issued and outstanding immediately before the effective time of the merger will be converted into the right, at the election of the stockholder, either to receive $17.00 in cash, without interest, or to retain one share of common stock of Citation, as the surviving corporation in the merger. The right to elect to retain common stock of Citation in the merger is available only to stockholders who make the election with respect to at least 10,000 shares of Citation common stock. In addition, because the terms of the merger agreement, as amended, require that the number of shares of Citation common stock to be retained by existing Citation stockholders must equal exactly 1,062,619, the right to retain one share of common stock of Citation for each share of Citation common stock is also subject to proration, as set forth in the merger agreement and described in the accompanying proxy statement/prospectus. Because we expect certain stockholders of Citation to elect to retain an aggregate of 1,062,619 shares of Citation common stock in connection with the merger, however, a stockholder who does not elect to retain shares in the merger should receive all cash for all of its shares. Shares held in Citation's treasury will be canceled without payment. Shares held by stockholders who perfect appraisal rights in accordance with Delaware law will not be converted into the right to receive the merger consideration; and

  (2) Vote upon any other matters that may properly come before the special meeting or any adjournments or postponements of the special meeting.

   August 27, 1999 is the record date for the determination of stockholders entitled to notice of and to vote at the reconvened special meeting and any adjournments or postponements thereof. Only holders of record of Citation common stock at the close of business on that date will be entitled to notice of and to vote at the reconvened special meeting. Delaware law requires the affirmative vote of a majority of the outstanding shares of common stock entitled to vote on the adoption of the merger agreement in order to adopt the merger agreement, as amended.

   Stockholders of Citation who do not vote to adopt the merger agreement, as amended, and who comply with the requirements of Section 262 of the General Corporation Law of the State of Delaware will have the right to demand appraisal of their shares in connection with the merger. For a description of appraisal rights, see the information provided in the proxy statement/prospectus under the caption "Appraisal Rights" on page 102. See also Annex C to the proxy statement/prospectus for a copy of Section 262 of the General Corporation Law of the State of Delaware.

   Any stockholder who gives a proxy may revoke it at any time before it is voted at the reconvened special meeting by filing with the Secretary of Citation a written revocation bearing a later date than the date of the proxy being revoked, by submitting a proxy bearing a later date than the date of the proxy being revoked or by voting in person at the reconvened special meeting. Revocation of a proxy is more fully described in the proxy statement/prospectus under the caption "The Special Meeting--Proxies" on page 36. Properly executed but unmarked proxies will be voted FOR adoption of the merger agreement, as amended.

   Your vote is important and we urge you to complete, sign, date and return your proxy card as promptly as possible, whether or not you expect to attend the reconvened special meeting and whether or not you have already returned a proxy relating to Citation's earlier solicitation. If you are unable to attend in person and you return your proxy card, your shares will be voted at the reconvened special meeting. A return envelope is included for your convenience. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

                                          By Order of the Board of Directors

                                          STANLEY B. ATKINS
                                          Vice President and Secretary

Birmingham, Alabama
October 29, 1999

   Please sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. For your vote to count, you must do this (or vote in person at the reconvened special meeting) whether or not you have previously completed, signed and dated a proxy card with respect to the earlier proxy statement/prospectus concerning the merger.

   If you elect to retain Citation common stock you must make that election with respect to at least 10,000 shares of common stock. In addition, stockholders who want to retain at least 10,000 shares of Citation common stock must return the form of stock election, which is being mailed to stockholders under separate cover, together with duly endorsed Citation common stock certificates as instructed in this proxy statement/prospectus, by 5:00 p.m. New York City time, on November 22, 1999, regardless of how you decide to vote with respect to the merger proposal. See "The Merger and Recapitalization-- Election Procedures" on page 62. Otherwise, you should retain your stock certificates until letters of transmittal are received after the effective time of the merger. Stockholders who do not make an election to retain stock will have their shares converted into the right to receive cash. See "Certain Provisions of the Merger Agreement--The Merger; Merger Consideration" and "The Merger and Recapitalization--Stock Election."

   If you have any questions or require additional copies of this proxy statement/prospectus and related materials, please contact Stanley B. Atkins, Vice President and Secretary, Citation Corporation, 2 Office Park Circle, Suite 204, Birmingham, Alabama 35223, (205) 871-5731.

                          QUESTIONS AND ANSWERS ABOUT
                        THE MERGER AND RECAPITALIZATION
The Merger

Q:Who is RSJ Acquisition Co.?

A: RSJ Acquisition Co. is a corporation formed by Kelso & Company solely for purposes of the merger. Kelso & Company is a private investment firm based in New York, New York.

Q:  Why is Citation proposing to merge with RSJ Acquisition Co.?

A: The Board of Directors of Citation determined to recommend adoption of the merger agreement, as amended, based on a number of factors, including:

  . the unanimous recommendation of a special committee of independent directors to approve the merger agreement, as amended;

  . the premium offered by RSJ Acquisition Co. over the historical market prices and recent trading activity of Citation's common stock;

  . Citation's results of operations, financial condition and prospects, and current industry, economic and market conditions;

  . the extensive process that led to the approval of RSJ Acquisition Co.'s proposal;

  . the desire and intention of T. Morris Hackney, the co-founder, Chairman and largest stockholder of Citation, to sell all or a substantial portion of his common stock of Citation and the effect of that intention on the market for Citation common stock and on Citation's management team and customer relationships;

  . Kelso & Company's strong business reputation and successful completion of transactions similar to the merger;

  . the reasons cited by Kelso & Company for the unsuccessful placement of the senior subordinated notes, as originally contemplated in June 1999, and the willingness of Kelso & Company to contribute or cause to be contributed additional equity as part of the revised financing for the transaction;

  . the terms and provisions of the merger agreement, as amended;

  . the fact that all stockholders, other than those who are parties to the Stock Election Agreements described elsewhere in this proxy statement/prospectus, have the opportunity to receive $17.00 in cash for all their shares and that all stockholders who retain shares will have the opportunity to enter into the same stockholders agreement and registration rights agreement to which the parties to the Stock Election Agreements will be subject; and

  . the opinion of Citation's financial advisor, Bear, Stearns & Co. Inc., dated October 12, 1999, as to the fairness, from a financial point of view, of the merger consideration to the holders of Citation common stock.

Q: What changes have taken place since Citation's proxy statement/prospectus dated September 9, 1999?

A: As described in the proxy statement/prospectus dated September 9, 1999, the merger agreement originally provided that, to the extent they did not elect to retain common stock in the merger, stockholders of Citation would receive $18.10 in cash, without interest, for each share of common stock owned by them. The merger agreement as amended now provides that each stockholder will be entitled either to receive $17.00 in cash, without interest or, subject to the effects of proration and the 10,000 share minimum share election requirement described below, to retain one share of common stock of Citation in exchange for each share of common stock of Citation held by that stockholder. In addition, a change in both the amount of equity to be invested by affiliates and designees of Kelso & Company and in the cash merger consideration to be paid in the merger has caused the number of shares of common stock which must be retained by stockholders to be increased from 790,115 to 1,062,619.

Q: Why were these changes necessary?

A: At the time of the signing of the merger agreement in June 1999, Citation and RSJ

   Acquisition Co. received certain financing letters relating to a proposed offering of subordinated notes, which were to be issued in a private placement under Rule 144A under the Securities Act of 1933, and a proposed senior credit facility to be provided by a syndicate of banks. The lead placement agent for the proposed subordinated notes offering, Donaldson, Lufkin & Jenrette Securities Corporation, indicated that it was highly confident of its ability to place the debt securities on market terms. On October 6, 1999, Citation announced that it had been advised by Kelso & Company that the proposed offering of $200.0 million in senior subordinated notes of Citation, constituting part of the financing for the proposed merger, was not completed on the terms indicated in the June financing letter. Kelso & Company and Donaldson, Lufkin & Jenrette Securities Corporation cited the recent changes in the condition of the U.S. high-yield bond markets as the primary reason for the unsuccessful notes offering. As a result of certain changes in the financing of the transaction which were caused by these recent developments, Kelso & Company and RSJ Acquisition Co. proposed a reduction in the merger consideration and the other changes described elsewhere in this proxy statement/prospectus. Further negotiations between Citation and its advisors and Kelso & Company led to the most recent amendment to the merger agreement on October 12, 1999.

Q: How is the merger being financed?

A: The merger consideration, the refinancing of most of Citation's debt and the payment of all related fees and expenses will be funded by an equity investment by affiliates and designees of Kelso & Company and new borrowings by Citation. Citation's receipt of new debt financing is a condition to RSJ Acquisition Co.'s obligation to close the merger. RSJ Acquisition Co. has delivered to us commitment letters from lenders relating to that debt financing.

Q:  What are the recent changes to the financing proposals?

A: As described in our proxy statement/prospectus dated September 9, 1999, the equity investment to be made by affiliates and designees of Kelso & Company was to be $190.0 million. That investment commitment has been increased to $240.0 million. In addition, in lieu of issuing $200.0 million in senior subordinated notes, Citation has obtained a commitment letter from DLJ Bridge Finance, Inc., The Chase Manhattan Bank and First Union Investors, Inc. regarding Citation's issuance of $135.0 million aggregate principal amount of senior subordinated increasing rate bridge notes and loans, which will have a one-year term, subject to extension under certain circumstances, and will bear interest at a per annum rate between 13.0% and 17.0%, which rate will be adjusted every three months. The holders of the bridge notes and loans will have the right commencing on the first anniversary of the closing and, in some circumstances, sooner, to resell the bridge notes and loans as fixed rate notes with an interest rate no higher than 17% per annum.

Q:  What is the effect on Citation of these changes?

A: In our proxy statement/prospectus dated September 9, 1999, we provided certain pro forma financial information for Citation as if the merger and recapitalization had been completed previously. As a result of the changes described above, the pro forma financial results have also changed. For example, as of June 27, 1999, our pro forma total indebtedness would have been $403.2 million, compared to $474.4 million, and stockholders' equity would have been $138.0 million, compared to $63.7 million under the transaction as originally proposed. As a result of changes to the terms of our financing for the transaction, our pro forma interest expense for the fiscal year ended September 27, 1998 and for the nine months ended
    June 27, 1999 would have been $53.1 million and $34.9 million, respectively, compared to $50.4 million and $38.4 million, respectively, under the transaction as originally proposed. Pro forma net income for the fiscal year ended September 27, 1998 and for the nine months ended
    June 27, 1999 would have been $2.3 million and $5.6 million, respectively, rather than $4.0 million and $3.5 million, respectively, as described earlier. See "Unaudited Pro Forma Consolidated
   Financial Statements" on page    .

Q:  What stockholder vote is required to adopt the merger agreement?

A: In order to complete the merger, the merger agreement as amended must be adopted by the affirmative vote of a majority of the outstanding shares of Citation's common stock entitled to vote on the adoption of the merger agreement as amended.

The Merger Consideration

Q:  What will Citation stockholders be entitled to receive in the merger?

A: Each Citation stockholder will, at the election of that stockholder, be entitled either to receive $17.00 in cash, without interest, or, subject to the effects of proration and the 10,000 share minimum election requirement described below, to retain one share of common stock of Citation, in exchange for each share of common stock of Citation held by that stockholder.

Q: What is the 10,000 share minimum election requirement?

A: The merger agreement provides that to elect to retain any shares of common stock of Citation, you must elect to retain at least 10,000 shares. Accordingly, to be eligible to retain Citation common stock, you must own at least 10,000 shares of our common stock on November , 1999, the Election Date for the merger. If the reconvened special meeting of stockholders is postponed for any reason, the Election Date will be five business days before the date of the meeting. Persons who own fewer than 10,000 shares on that date and holders who attempt to make a stock election with respect to fewer than 10,000 shares will automatically receive cash for all of their shares in the merger.

Q: Why is the Board recommending that stockholders not make an election to retain stock in the merger and instead receive all cash for their shares?

A: The Board of Directors of Citation determined to recommend that stockholders not make an election to retain stock and instead receive all cash for all of their shares based on a number of factors, including:

  . The Citation common stock will not be listed on Nasdaq, any other securities exchange or any over-the-counter market after the merger; accordingly, there will be no public market for any retained shares of Citation common stock;

  . The fact that Kelso & Company has stated its intention to operate
    Citation following the merger as a private company. Examples of this include:

   . The cash fee of approximately $8.5 million that we understand Kelso &
     Company will cause Citation to pay to it upon completion of the merger, and the annual monitoring fee of $850,000 we understand Kelso & Company will charge Citation for monitoring and other services it will provide. The Board of Directors believes these fees may dilute the value of a retained share of Citation common stock;

   . The option that we understand the controlling stockholders of Citation after the merger, who are affiliated with Kelso & Company, will cause Citation to grant to them upon the completion of the merger that will allow them to purchase from Citation within one year of the merger an unlimited number of shares of common stock for a per share price equal to the lesser of $17.00 in cash or the fair market value of a share of common stock, based on an appraisal;

   . The possibility that the controlling stockholders of Citation after the merger will cause certain shares of Citation common stock not owned by affiliates and designees of Kelso & Company to be converted into the right to receive cash, or will otherwise take actions to dilute, reduce or eliminate the ownership interest of minority stockholders;

   . The fact that affiliates and designees of Kelso & Company, together with certain stockholders who have agreed or are expected to agree to make an election to
                                       5
    retain shares in the merger, will enter into certain agreements among themselves and with Citation, providing for, among other things, restrictions on transfer, rights of first refusal, registration rights and other matters which will affect their ownership of Citation common stock. However, Kelso & Company has informed us that after the closing, Kelso & Company will give all stockholders who retain shares of Citation common stock the opportunity to enter into identical arrangements regarding their retained shares;

  . The fact that continued ownership of Citation common stock after the merger will be subject to a number of risks, as described in this proxy
    statement/prospectus under "Risk Factors" on page   ;

  . The fact that the commitment letter in connection with the senior subordinated increasing rate bridge financing calls for Citation to place warrants, equal to 5% of its fully diluted common stock, in an escrow account, such warrants to be used as necessary in connection with reselling or refinancing the notes or loans. The issuance of common stock resulting from the exercise of these warrants would cause dilution to the post-merger holdings of Citation's stockholders; and

  . The fact that Bear Stearns advised the Board of Directors, including the special committee, that its opinion regarding the fairness of the merger consideration, from a financial point of view, attributed no value to the retained shares inasmuch as, in Bear Stearns' view, any value which could be attributed to the retained shares would be affected by significant discounts due to the speculative nature of the retained shares, the minority interest represented by the retained shares and the lack of marketability of such shares and, accordingly, the value of a retained share would be less than $17.00 in cash.

Q: Will the common stock of Citation be listed on the Nasdaq Stock Market after the merger?

A: No. The Citation common stock to be retained in connection with the merger will not be listed on Nasdaq, any other securities exchange or any over-the-counter market. As a result, there will be no public market of any kind for the common stock retained by stockholders in the merger.

Q:  Is there any limit on the number of Citation shares that may be retained?

A: Yes. The amended merger agreement provides that exactly 1,062,619 shares of common stock will be retained by Citation stockholders in connection with the merger. This feature is designed to enable the merger to be accounted for as a recapitalization under generally accepted accounting principles. The 1,062,619 shares will represent approximately 7.0% of the outstanding shares of common stock of Citation immediately after the merger, without giving effect to the issuance of shares from the exercise of warrants.

  We expect that certain stockholders of Citation, including members of management or their affiliates, will make an election to retain a total of 1,062,619 shares in the merger so that the required number of retained shares will be assured, and so that all stockholders who want only cash in the merger will be assured of receiving all cash. If additional stockholders elect to retain shares, the 1,062,619 shares will be allocated among all stock electing stockholders on a pro rata basis.

  In addition, a stockholder must elect to retain 10,000 shares in the merger in order to be eligible to retain any shares.

Q: Why does the recent amendment to the merger agreement increase the number of shares to be retained?

A: The number of shares of common stock of Citation to be retained by existing stockholders is equal to 7% of the outstanding shares of common stock of Citation after the merger without giving effect to the issuance of shares from the exercise of warrants. A change in both the amount of equity to be invested by affiliates and designees of Kelso & Company and in the value per share of common stock of Citation following the merger (based upon the price of $17.00 per share to be paid in the merger) has therefore caused an increase in the number of shares of common stock to be retained.

Q:  What will happen if too few people elect to retain Citation shares?

A: This should not happen because RSJ Acquisition Co. has entered into or expects to enter into Stock Election Agreements with stockholders of Citation, including members of management of Citation or their affiliates, in which these stockholders have already agreed or are expected to agree to retain a total of 1,062,619 shares in the merger. As a result, there should be at least 1,062,619 stock electing shares and therefore no proration of retained shares among stockholders who do not elect to retain shares.

Q:  What will happen if too many people elect to retain Citation shares?

A: If any Citation stockholders, in addition to the stockholders described above, properly elect to retain shares, then we will allocate the
   1,062,619 shares among all holders of stock electing shares, including the parties to the Stock Election Agreements, on a pro rata basis, and all stock electing shares that are not so allocated, and all other shares of Citation common stock, will be converted into the right to receive $17.00 in cash per share.

Q:  What are appraisal rights?

A: Instead of either receiving $17.00 in cash or retaining, subject to proration, one share of common stock of Citation for each share of Citation common stock, you have the right under Delaware law to have the fair value of your stock appraised by the Delaware Court of Chancery and then paid to you in cash. In order to demand appraisal, you must make a written demand for appraisal before the vote on the merger agreement at the reconvened special meeting, you must not vote to adopt the merger agreement and you must satisfy the other requirements under Delaware law which are described in this proxy statement/prospectus.

How to Vote Your Shares and Elect the Form of Merger Consideration to be
Received

Q:  How do I vote my shares?

A: After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign your proxy card. Then mail your completed, signed and dated proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the reconvened Citation special meeting. For your vote to count, you must do this (or vote in person at the reconvened special meeting) whether or not you have previously completed, signed and dated a proxy card with respect to the earlier proxy statement/prospectus concerning the merger. Please do not send in your stock certificates with your proxy card. However, if you want to retain Citation common stock after the merger, you should, as noted below, send in your stock certificates with the completed, signed and dated Form of Election which has been mailed to you in a separate envelope.

Q: If my shares are held in "street name" by my broker, will my broker vote for me?

A: No. Your broker will not be able to vote your shares on the merger proposal without instructions from you. You should follow the directions provided by your broker to vote your shares.

Q:  How do I change my vote after I have mailed my signed proxy card?

A: You may change your vote by sending a written notice stating that you want to revoke your proxy or by completing and submitting a new, later dated proxy card to the Corporate Secretary of Citation. You may also change your vote by attending the Citation special meeting and voting in person.

Q:  How do I elect the form of merger consideration I want to receive?

A: For the reasons described elsewhere in this proxy statement/prospectus, the Board of Directors has unanimously recommended that you do not elect to retain any Citation common stock in the merger, but instead recommends that you receive all cash for your shares.

  However, if you want to retain Citation common stock in connection with the merger and you are electing to retain at least 10,000 shares in the merger, you should complete, sign and return the Form of Election, which is being mailed to you in a separate envelope, together with your Citation common stock certificates as instructed in this proxy statement/prospectus. If you seek to make a stock election with respect to fewer than 10,000 shares, you will not be eligible to retain common stock in the merger and will instead receive all cash for your shares, regardless of any election to retain shares. If your shares are held in "street name," by your broker, then you should complete, sign and return the Letter of Instructions which has been sent to you. An election to retain stock after the merger is not counted as a vote for adoption of the merger agreement.

  If you want only cash and do not want to retain Citation common stock in connection with the merger, you do not need to make an election. Further, you should keep your Citation common stock certificates until we mail a letter of transmittal to you after the effective time of the merger.

  If you own more than 10,000 shares of Citation common stock, you may make a different election with respect to your shares, subject to the effects of proration and the 10,000 share minimum election requirement for electing to retain common stock.

Q:  When do you expect the merger to be completed?

A: We are working toward completing the merger as quickly as possible after the Citation special meeting. We anticipate that the merger will be completed prior to December 31, 1999.

Q:  What are the tax consequences of the merger?

A: If you retain shares of Citation common stock after the merger, there should be no tax consequences to you with respect to those retained shares. To the extent that you receive cash in exchange for your shares of common stock, you will recognize gain or loss in an amount equal to the difference between your adjusted tax basis of the Citation common stock that is being exchanged for cash and the amount of cash received in exchange for those shares. The gain or loss will be capital gain or loss if the common stock is a capital asset, and will be long-term capital gain or loss if you have held the common stock for more than one year, unless the cash received in exchange for the stock is considered a dividend. To review the tax consequences of the merger to stockholders in greater detail, see "The Merger and Recapitalization--Federal Income Tax Consequences" on page 63.

Q:  Who can help answer my questions?

A:  If you have more questions about the merger, you should contact:

                                Stanley B. Atkins
                               Citation Corporation
                               2 Office Park Circle
                                    Suite 204
                            Birmingham, Alabama 35223
                                  (205) 871-5731

                                    SUMMARY

   This Summary and the "Questions and Answers About the Merger and Recapitalization" on the preceding pages highlight important selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand fully the merger and recapitalization and for a more complete description of the legal terms of the merger and recapitalization, you should read carefully this entire document and the other documents to which we have referred you. For more information about Citation, see "Where You Can Find More Information" on page 105. We have included page references in this summary to captions in this proxy statement/prospectus in order to direct you to additional information.

   Citation has made forward-looking statements that are subject to risks and uncertainties in this proxy statement/prospectus and in its reports filed with the SEC and incorporated by reference in this proxy statement/prospectus. Forward-looking statements include information concerning possible or assumed future results of operations of Citation. When words such as "believes," "expects," "anticipates" or similar expressions are used, they are intended to identify forward looking statements. People reading this proxy statement/prospectus should note that many factors, some of which are discussed elsewhere in this proxy statement/prospectus and in Citation's publicly available documents on file with the SEC incorporated in this proxy statement/prospectus by reference, could affect the future financial and business results of Citation and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference into this document.

                            The Companies (Page 93)

Citation Corporation
2 Office Park Circle
Suite 204
Birmingham, Alabama 35223
(205) 871-5731                          Citation Corporation, a Delaware
                                        corporation, is a leading independent
                                        manufacturer of cast, forged and
                                        machined components made primarily from
                                        iron, aluminum and steel materials for
                                        use by automotive, heavy truck,
                                        construction equipment, aerospace,
                                        agriculture and capital and durable
                                        goods manufacturers. We make:

                                        .  Brake, steering, engine and drive
                                           train parts for passenger cars, SUVs
                                           and light trucks

                                        .  Suspension and transmission parts
                                           for medium and heavy trucks

                                        .  Wheels, differential housings and
                                           ground engaging tools for
                                           construction and mining equipment

                                        .  Engine, landing gear and structural
                                           airframe parts

                                        .  Thousands of other critical parts
                                           for agricultural, capital and
                                           durable goods, including gear boxes
                                           for agricultural equipment, drilling
                                           equipment for oil tools and
                                           crankshafts for compressors

                                        We market our products to many of the
                                        major original equipment manufacturers
                                        (OEMs) and Tier 1 suppliers such as
                                        Ford Motor Company, TRW LucasVarity
                                        PLC, Dana Corporation, Caterpillar
                                        Inc., Delphi Corporation,
                                        DaimlerChrysler Corp. and General
                                        Motors Corp. Our business is divided
                                        into four groups focused on common
                                        markets for our products. These groups
                                        are Automotive, Industrial Iron,
                                        Industrial Steel and Aerospace and
                                        Technology. We now operate 20 divisions
                                        in nine states.

RSJ Acquisition Co.
320 Park Avenue
24th Floor
New York, New York 10022
(212) 751-3939                          RSJ Acquisition Co., a Delaware
                                        corporation, was organized by Kelso &
                                        Company solely for the purpose of being
                                        a party to the merger with Citation. It
                                        has not engaged in any activities
                                        except in connection with the proposed
                                        merger. RSJ Acquisition Co. is wholly-
                                        owned by certain affiliates and
                                        designees of Kelso & Company, which is
                                        a private investment company
                                        specializing in acquisition
                                        transactions.

                  The Citation Stockholders' Meeting (Page 34)

Time, Date, and Place                   A special meeting of our stockholders
                                        convened on October 7, 1999 and was
                                        adjourned to October 22, 1999. We
                                        reconvened on October 22, 1999 and
                                        adjourned again, subject to the call of
                                        the Board of Directors. We will
                                        reconvene the adjourned special meeting
                                        of our stockholders at Citation's
                                        offices, located at 2 Office Park
                                        Circle, First Floor, Birmingham,
                                        Alabama 35223, on November 30, 1999, at
                                        10:00 a.m. Central Time.

Purpose of the Meeting                  At the reconvened special meeting, we
                                        will ask our stockholders to adopt the
                                        merger agreement, as amended, that is
                                        described in this proxy
                                        statement/prospectus. The complete
                                        merger agreement as amended is also
                                        attached as Annex A to this proxy
                                        statement/prospectus. We encourage you
                                        to read it, as it is the legal document
                                        that governs the merger.

Voting at the Special Meeting           You may vote at the reconvened special
                                        meeting if you were the record owner of
                                        Citation common stock at the close of
                                        business on August 27, 1999. On August
                                        27, 1999, there were a total of

                                        17,884,739 shares of common stock
                                        outstanding and entitled to vote, held
                                        by 174 holders of record. You can cast
                                        one vote for each share of common stock
                                        you owned on that date. The holders of
                                        a majority of the outstanding shares of
                                        common stock entitled to vote must be
                                        present in person or by properly
                                        executed proxy to have a quorum at the
                                        reconvened special meeting. See "The
                                        Special Meeting--Voting at the Special
                                        Meeting" on page 35.

                                        Delaware law requires the affirmative
                                        vote of a majority of the outstanding
                                        shares of common stock entitled to vote
                                        on the adoption of the merger
                                        agreement, as amended, to adopt the
                                        merger agreement, as amended. Your
                                        failure to vote or your abstention will
                                        be treated as a vote against adoption
                                        of the merger agreement, as amended.
                                        See "The Special Meeting--Voting at the
                                        Special Meeting" on page 35.

Proxies All shares of common stock represented at the reconvened special meeting by properly executed and timely proxies, that have not been revoked, will be voted in accordance with their instructions. If you sign, date and return a proxy but do not give any instructions, your proxy will be voted FOR adoption of the merger agreement, as amended. For your vote to count, you must do this (or vote in person at the reconvened special meeting) whether or not you have previously completed, signed and dated a proxy card with respect to the earlier proxy statement/ prospectus concerning the merger. If you give a proxy, you may revoke it at any time before it is voted at the reconvened special meeting (or any adjournments or postponements thereof). You may revoke a proxy by:

                                        --filing with our Secretary a written
                                          revocation bearing a later date than
                                          the proxy being revoked;

                                        --submitting a validly executed proxy
                                          bearing a later date than the proxy
                                          being revoked; or

                                        --attending the reconvened special
                                          meeting and voting in person.
                                          However, your attendance at the
                                          special meeting will not in and of
                                          itself revoke a proxy. See "The
                                          Special Meeting--Proxies" on page 36.

Shares held by Directors and
 Executive Officers
                                        On the record date, Citation's
                                        directors, executive officers and their
                                        affiliates were entitled to vote
                                        6,904,414 shares of Citation common
                                        stock, or approximately 38.6% of the
                                        shares of Citation
                                        common stock outstanding. This includes
                                        the 5,350,040 shares subject to the
                                        voting agreement described below. We
                                        understand that these directors,
                                        executive officers and their affiliates
                                        intend to vote their shares of Citation
                                        common stock for adoption of the merger
                                        agreement, as amended. See "Security
                                        Ownership of Certain Beneficial Owners
                                        and Management" on page 96.

                                        As a condition to its signing the
                                        merger agreement in June 1999, RSJ
                                        Acquisition Co. required certain family
                                        trusts and family limited liability
                                        companies affiliated with T. Morris
                                        Hackney, Chairman of Citation, to enter
                                        into a voting agreement with RSJ
                                        Acquisition Co. Under this agreement,
                                        Mr. Hackney's affiliated entities
                                        agreed to vote 5,350,040 shares of
                                        Citation common stock, constituting
                                        approximately 29.9% of the Citation
                                        common stock outstanding, in favor of
                                        adoption of the merger agreement and
                                        against any other extraordinary
                                        corporate transactions that could
                                        impede completion of the merger. Under
                                        the voting agreement, these
                                        stockholders also granted to RSJ
                                        Acquisition Co. a proxy to vote all the
                                        shares of Citation common stock covered
                                        by the agreement in favor of adoption
                                        of the merger agreement and against any
                                        other transactions. The voting
                                        agreement terminates if and when the
                                        merger agreement terminates, so long as
                                        any termination fees that Citation then
                                        owes to RSJ Acquisition Co. under the
                                        merger agreement have been paid. See
                                        "The Merger and Recapitalization--
                                        Description of Voting Agreement" on
                                        page 58.

                                        The voting agreement, including the
                                        grant of the proxy to RSJ Acquisition
                                        Co., may discourage entities other than
                                        RSJ Acquisition Co. from attempting to
                                        merge with, or acquire, Citation.

                                        As a condition to proceeding with the
                                        merger transaction in September 1999,
                                        RSJ Acquisition Co. requested a family
                                        limited liability company affiliated
                                        with Mr. Hackney, as well as other
                                        members of management, to enter into
                                        Stock Election Agreements regarding a
                                        total of 1,062,619 shares owned by
                                        them. See "The Merger and
                                        Recapitalization; Description of the
                                        Stock Election Agreements" on page 60.

                   The Merger and Recapitalization (Page 38)

   The merger agreement, as amended, is attached as Annex A to this proxy statement/prospectus. The Citation Board of Directors encourages you to read the merger agreement, as amended, in its entirety. It is the legal document governing the merger.

Reasons For the Merger                  The Citation Board of Directors
                                        determined to approve and recommend
                                        adoption of the merger agreement, as
                                        amended, based on a number of factors,
                                        including:

                                        --the unanimous recommendation of a
                                          special committee of independent
                                          directors to approve the merger
                                          agreement as amended;

                                        --the premium offered by RSJ
                                          Acquisition Co. over the historical
                                          market prices and recent trading
                                          activity of Citation's common stock;

                                        --Citation's results of operations,
                                          financial condition and prospects,
                                          and current industry, economic and
                                          market conditions;

                                        --the extensive process that led to the
                                          approval of RSJ Acquisition Co.'s
                                          proposal;

                                        --the desire and intention of Mr.
                                          Hackney to sell all or a substantial
                                          portion of his common stock of
                                          Citation and the effect of that
                                          intention on the market for the
                                          common stock of Citation and on
                                          Citation's management team and
                                          customer relationships;

                                        --Kelso & Company's strong business
                                          reputation and successful completion
                                          of transactions similar to the
                                          merger;

                                        --the reasons cited by Kelso & Company
                                          for the unsuccessful placement of the
                                          senior subordinated notes, as
                                          originally contemplated in June 1999,
                                          and the willingness of Kelso &
                                          Company to contribute additional
                                          equity as part of the revised
                                          financing for the transaction;

                                        --the terms and provisions of the
                                          merger agreement, as amended;

                                        --the fact that all stockholders, other
                                          than those who are parties to the
                                          Stock Election Agreements, will have
                                          the opportunity to receive $17.00 in
                                          cash for all of their shares and that
                                          all stockholders who retain shares
                                          will have the opportunity to enter
                                          into the same stockholders and
                                          registration rights agreements to
                                          which the parties to the Stock
                                          Election Agreements will be subject;
                                          and

                                        --the opinion of Citation's financial
                                          advisor, Bear, Stearns & Co. Inc.,
                                          dated October 12, 1999, as to the
                                          fairness, from a financial point of
                                          view, of the merger consideration to
                                          the holders of Citation's common
                                          stock.

General The merger agreement, as amended, and merger are part of a planned recapitalization of Citation. Under the recapitalization:

                                        --Kelso & Company will make or will
                                          cause its affiliated entities or
                                          designees to make an equity
                                          investment of $240.0 million in RSJ
                                          Acquisition Co. at the time of the
                                          merger;

                                        --Citation will obtain new senior
                                          secured credit facilities in the
                                          aggregate principal amount of up to
                                          $360.0 million and will repay
                                          substantially all of its existing
                                          senior secured indebtedness;

                                        --Citation will issue or borrow, as
                                          this case may be, $135.0 million in
                                          senior subordinated increasing rate
                                          bridge notes or loans in a private
                                          placement; and

                                        --RSJ Acquisition Co. will merge into
                                          Citation. RSJ Acquisition Co. will
                                          not exist after the merger. We will
                                          be the surviving corporation in the
                                          merger, and Kelso & Company's
                                          affiliated entities and designees
                                          will be our controlling stockholders
                                          after the merger, owning
                                          approximately 93.0% of our
                                          outstanding common stock (without
                                          regard to any shares issued from the
                                          exercise of warrants), which they
                                          will receive in exchange for their
                                          $240.0 million equity investment
                                          described above. Existing
                                          stockholders of Citation, including
                                          some of our current executive
                                          officers and their affiliates, will
                                          continue to own 7.0% of our
                                          outstanding common stock, after the
                                          merger (without regard to any shares
                                          issued from the exercise of
                                          warrants). Following the merger,
                                          Citation will continue to operate
                                          essentially in the same manner as it
                                          has in the past, except that we will
                                          be substantially more leveraged and
                                          except that we understand Kelso &
                                          Company will operate us as a private
                                          company.

Effective Time of the Merger            The merger will become effective when
                                        we file a certificate of merger with
                                        the Secretary of State of the State of
                                        Delaware as required by Delaware law,
                                        or at a later time specified in the
                                        certificate of merger. We expect to
                                        file promptly after the amended merger
                                        agreement is adopted at the special
                                        meeting and after the other conditions
                                        to completion of the merger in the
                                        merger agreement, as amended, are
                                        satisfied or waived. See "Certain
                                        Provisions of the Merger Agreement--
                                        Closing; Effective Time" on page 76.

Appraisal Rights                        Delaware law permits holders of
                                        Citation common stock to have the fair
                                        value of their stock appraised and paid
                                        to them in cash in connection with the
                                        merger. If you hold shares of Citation
                                        common stock, if you do not vote in
                                        favor of adoption of the merger
                                        agreement, as amended, and if you
                                        follow the required procedures, you
                                        will neither receive the $17.00 per
                                        share cash price nor retain any shares
                                        of stock. Instead, your only right will
                                        be to receive the appraised fair value
                                        of your Citation shares in cash.

Merger Consideration                    At the effective time of the merger,
                                        subject to the provisions in the merger
                                        agreement, as amended, regarding shares
                                        of common stock held in treasury by
                                        Citation and shares of common stock as
                                        to which appraisal rights have been
                                        validly perfected, each share of
                                        Citation common stock (other than those
                                        shares just mentioned above) will, at
                                        the election of the holder, be
                                        converted into the right either (i) to
                                        receive $17.00 in cash, without
                                        interest, or (ii) subject to the
                                        effects of proration and the 10,000
                                        share minimum election requirement
                                        described elsewhere in this proxy
                                        statement/prospectus, to retain one
                                        share of Citation common stock after
                                        the merger.

                                        A stockholder may only elect to retain
                                        any shares of Citation common stock in
                                        the merger if that stockholder elects
                                        to retain at least 10,000 shares.
                                        Accordingly, a stockholder who owns
                                        fewer than 10,000 shares of Citation
                                        common stock on the Election Date will
                                        not be eligible to retain any shares in
                                        the merger.

                                        The merger agreement, as amended,
                                        requires that approximately 16,822,120
                                        shares of Citation common stock
                                        (approximately 94.1% of the presently
                                        issued and outstanding shares of
                                        Citation common stock) be converted
                                        into cash and that 1,062,619 shares of
                                        Citation common stock (approximately
                                        5.9% of the presently issued and
                                        outstanding shares of Citation common
                                        stock) be retained by existing
                                        stockholders.

                                        At the insistence of, and as an
                                        accommodation to, RSJ Acquisition Co.,
                                        certain stockholders of Citation,
                                        including executive officers of
                                        Citation and a family limited liability
                                        company affiliated with

                                        Mr. Hackney, entered into or are
                                        expected to enter into Stock Election
                                        Agreements with RSJ Acquisition Co., in
                                        which these stockholders agreed or are
                                        expected to agree that they will make
                                        an election to retain an aggregate of
                                        1,062,619 shares of common stock in the
                                        merger. Accordingly, stockholders who
                                        satisfy the 10,000 share minimum
                                        election requirement and who elect to
                                        retain Citation common stock likely
                                        will, along with these existing
                                        stockholders who have entered into the
                                        Stock Election Agreements, retain a
                                        lesser, prorated number of shares than
                                        they have elected to retain, plus cash,
                                        in order to ensure that the number of
                                        shares retained in the merger is
                                        exactly 1,062,619. See "The Merger and
                                        Recapitalization--Description of the
                                        Stock Election Agreements" on page 60.

                                        On the other hand, because these
                                        stockholders have already agreed or are
                                        expected to agree to elect to retain
                                        the required 1,062,619 shares of
                                        Citation common stock in the merger,
                                        stockholders who do not elect to retain
                                        any shares should receive all cash for
                                        all of their shares in the merger.

                                        Examples illustrating the potential
                                        effects of proration are included in
                                        this proxy statement/prospectus under
                                        "The Merger And Recapitalization--Stock
                                        Election" on page 60.

Recommendations of the Board of Directors
                                        YOUR BOARD OF DIRECTORS BELIEVES THAT
                                        THE MERGER IS ADVISABLE AND IN YOUR
                                        BEST INTERESTS AND UNANIMOUSLY
                                        RECOMMENDS THAT YOU VOTE "FOR" THE
                                        ADOPTION OF THE MERGER AGREEMENT, AS
                                        AMENDED. The Board of Directors, based
                                        upon the unanimous recommendation of a
                                        special committee of independent
                                        directors, believes the merger
                                        agreement, as amended, and the merger
                                        are fair to, advisable and in the best
                                        interests of Citation stockholders. See
                                        "The Merger and Recapitalization--
                                        Citation's Reasons for the Merger and
                                        Recapitalization; Recommendation of the
                                        Board of Directors" on page 47.

                                        BECAUSE CITATION WILL BE CONTROLLED BY
                                        KELSO & COMPANY FOLLOWING THE MERGER
                                        AND FOR THE OTHER REASONS DESCRIBED IN
                                        THIS PROXY STATEMENT/PROSPECTUS, THE
                                        BOARD OF DIRECTORS ALSO UNANIMOUSLY
                                        RECOMMENDS THAT YOU DO NOT ELECT TO
                                        RETAIN ANY SHARES

                                        OF CITATION COMMON STOCK IN THE MERGER
                                        AND INSTEAD RECEIVE ALL CASH FOR ALL
                                        YOUR SHARES. See "The Merger and
                                        Recapitalization--Reasons for the Board
                                        of Directors' Recommendation that
                                        Stockholders Not Elect to Retain Common
                                        Stock in the Merger" on page 51.

Opinion of Financial Advisor            In deciding to approve the merger
                                        agreement, as amended, and to make the
                                        recommendations described above,
                                        Citation's Board of Directors
                                        considered an opinion from its
                                        financial advisor, Bear, Stearns & Co.
                                        Inc., dated October 12, 1999, as to the
                                        fairness of the merger consideration to
                                        Citation's stockholders from a
                                        financial point of view. This opinion
                                        is attached as Annex B to this proxy
                                        statement/prospectus. We encourage you
                                        to read this opinion. See "The Merger
                                        and Recapitalization--Opinion of
                                        Financial Advisor" on page 52.

                                        Bear, Stearns & Co. Inc. is expected to
                                        receive a fee of approximately $4.8
                                        million in connection with the merger,
                                        of which $650,000 is in connection with
                                        the delivery of its opinion.

Interests of Certain Persons
 in the Merger that are
 Different from Yours
                                        If we complete the merger, members of
                                        Citation's management and of the Board
                                        of Directors will receive some economic
                                        benefits that are different from or in
                                        addition to yours. These benefits could
                                        present these directors and officers of
                                        Citation with potential conflicts of
                                        interest in connection with the merger.
                                        Citation's Board of Directors knew
                                        about these conflicts, described below,
                                        and considered them, in addition to
                                        other matters, when the Board approved
                                        the merger agreement and the amendments
                                        to the merger agreement.

                                        In the amended merger agreement,
                                        Citation has agreed, for six years
                                        after the merger, to indemnify and
                                        advance expenses to directors,
                                        officers, employees and agents, to
                                        maintain directors' and officers'
                                        liability insurance and to maintain
                                        provisions in Citation's organizational
                                        documents relating to indemnification,
                                        advancement of expenses and exculpation
                                        no less favorable than the provisions
                                        presently contained in Citation's
                                        organizational documents.

                                        The merger agreement, as amended,
                                        provides that certain outstanding
                                        options to purchase Citation common
                                        stock held by employees of Citation,
                                        will,
                                        upon designation by RSJ Acquisition Co.
                                        and with the consent of the holders of
                                        the options, be continued after the
                                        merger, on terms and conditions to be
                                        agreed upon. There are currently no
                                        agreements or understandings concerning
                                        the continuation of any options.
                                        However, it is possible that Kelso &
                                        Company could reach agreements with
                                        certain members of management to
                                        continue to own options to purchase
                                        Citation common stock following the
                                        merger. In addition, we anticipate that
                                        a new stock option plan will be adopted
                                        after the merger.

                                        In 1998, Citation entered into change
                                        of control severance agreements with
                                        some of its senior officers including,
                                        but not limited to, Frederick F.
                                        Sommer, Timothy L. Roberts, John W.
                                        Lawson and Edwin L. Yoder, for a term
                                        of three years, pursuant to which these
                                        officers will be entitled to
                                        accelerated vesting of stock options
                                        and other benefits as a result of the
                                        merger. Senior officers of Citation may
                                        also be eligible for future grants of
                                        stock options after the merger, and may
                                        enter into employment agreements with
                                        Citation after the merger.

                                        We understand that Kelso & Company will
                                        cause Citation to pay to it a fee of
                                        approximately $8.5 million in cash upon
                                        completion of the merger and will also
                                        cause Citation to pay to it an annual
                                        fee of $850,000 for monitoring and
                                        other services provided to Citation.
                                        From time to time in the future, Kelso
                                        & Company may also cause Citation to
                                        pay to Kelso & Company customary fees
                                        for other advisory services rendered to
                                        Citation. We understand that these fees
                                        for additional advisory services will
                                        be negotiated with the Board of
                                        Directors and will be based on the
                                        services performed and the prevalent
                                        fees then charged by other parties for
                                        comparable services.

                                        We also understand that, shortly after
                                        the effective time of the merger, Kelso
                                        Investment Associates VI, L.P. and KEP
                                        VI, LLC, who will be the controlling
                                        stockholders of Citation, will cause
                                        Citation to grant them an option to
                                        purchase from Citation, at any time
                                        during the one-year period after the
                                        effective time of the merger, such
                                        number of additional primary shares of
                                        common stock of Citation as they shall
                                        from time to time request. The price
                                        per share of those additional shares of
                                        common stock will be
                                        the lesser of (i) $17.00 and (ii) the
                                        fair market value of common stock,
                                        based on an appraisal.

                                        Certain stockholders of Citation,
                                        including certain executive officers of
                                        Citation or their affiliates, have
                                        entered into or are expected to enter
                                        into Stock Election Agreements with RSJ
                                        Acquisition Co., pursuant to which
                                        these stockholders have agreed or are
                                        expected to agree to make an election
                                        to retain a total of 1,062,619 shares
                                        of common stock in the merger. These
                                        stockholders and the Kelso-affiliated
                                        stockholders will also be parties to a
                                        Stockholders Agreement and a
                                        Registration Rights Agreement following
                                        the merger under which these
                                        stockholders will have various rights
                                        and obligations with respect to their
                                        retained shares, including preemptive
                                        rights with respect to any shares
                                        issued to affiliates of Kelso & Company
                                        in connection with the option to
                                        purchase described above. Kelso &
                                        Company has informed us that after the
                                        closing of the merger, Kelso & Company
                                        will make available to all stockholders
                                        who retain shares of Citation common
                                        stock the opportunity to enter into
                                        identical arrangements.

                                        See "The Merger and Recapitalization--
                                        Interests of Certain Persons in the
                                        Merger and Recapitalization" on page
                                        70.

Treatment of Stock Options              At the time we complete the merger,
                                        each holder of outstanding options to
                                        purchase Citation common stock--other
                                        than those executive officers and other
                                        employees, if any, who have been
                                        designated by, and who have agreed
                                        with, RSJ Acquisition Co. to keep their
                                        options outstanding after the merger--
                                        will, whether or not the options are
                                        then exercisable, receive a cash
                                        payment for each option equal to the
                                        excess, if any, of $17.00 over the
                                        exercise price per share of the common
                                        stock subject to the option. See
                                        "Certain Provisions of the Merger
                                        Agreement--Treatment of Stock Options"
                                        on page 76.

Financing of the Merger and Recapitalization
                                        The total amount of funds required to
                                        complete the recapitalization,
                                        including the merger, and to pay all
                                        related fees and expenses, is estimated
                                        to be approximately $635.2 million,
                                        which will be provided through a
                                        combination of:

                                        --existing cash of $0.2 million;

                                        --$240.0 million in proceeds from an
                                          equity investment in RSJ Acquisition
                                          Co. by affiliates and designees of
                                          Kelso & Company;

                                        --borrowings by Citation of
                                          approximately $260.0 million under
                                          new senior secured credit facilities;
                                          and

                                        --proceeds of approximately $135.0
                                          million from Citation's senior
                                          subordinated increasing rate bridge
                                          notes or loans.

                                        Actual sources and uses of funds on the
                                        date the transactions close may vary
                                        from these amounts due to slight
                                        variances in cash and debt balances
                                        from June 27, 1999 to the date of
                                        closing. See "The Merger and
                                        Recapitalization--Financing of the
                                        Merger and Recapitalization" on page
                                        66.

Conditions to Completion of the Merger  The merger is subject to a number of conditions, including stockholder
                                        approval and receipt of the financing
                                        necessary to complete the merger. RSJ
                                        Acquisition Co. has agreed to use its
                                        reasonable commercial efforts to cause
                                        those funds to be obtained. Where the
                                        law permits, Citation or RSJ
                                        Acquisition Co. could elect to waive a
                                        condition that has not been satisfied
                                        and complete the merger despite the
                                        non-satisfaction of that condition. We
                                        cannot be certain when (or if ) the
                                        conditions to the merger will be
                                        satisfied or waived or that the merger
                                        will be completed. See "Certain
                                        Provisions of the Merger Agreement--
                                        Conditions to Completion of the Merger"
                                        on page 81.

Termination of the Merger Agreement     Citation and RSJ Acquisition Co. can
                                        terminate the merger agreement, as
                                        amended, at any time before the
                                        effective time of the merger by mutual
                                        consent. In addition, either Citation
                                        or RSJ Acquisition Co. can terminate
                                        the merger agreement, as amended, if:
                                        (1) any governmental body takes any
                                        action preventing the completion of the
                                        merger; (2) the merger is not completed
                                        by December 31, 1999, or, under certain
                                        circumstances, January 31, 2000; or (3)
                                        the holders of at least a majority of
                                        the outstanding shares of Citation
                                        common stock entitled to vote on the
                                        adoption of the merger agreement, as
                                        amended, do not adopt the merger
                                        agreement, as amended, at the special
                                        meeting. Either party can also
                                        terminate the merger agreement, as
                                        amended, if the other party breaches or
                                        fails in any material respect to
                                        perform or comply with any of its
                                        material covenants and agreements
                                        contained in the merger agreement, as
                                        amended, or breaches its
                                        representations and warranties in any
                                        material respect and the breach or
                                        failure is incapable of being cured in
                                        the manner
                                        permitted by the merger agreement, as
                                        amended. There are other circumstances
                                        that could entitle either Citation or
                                        RSJ Acquisition Co. to terminate the
                                        merger agreement, as amended. See
                                        "Certain Provisions of the Merger
                                        Agreement--Termination" on page 81.

                                        Under some circumstances, if the merger
                                        agreement, as amended, is terminated by
                                        Citation or RSJ Acquisition Co., then
                                        Citation must pay RSJ Acquisition Co. a
                                        termination fee of $8,179,000 and
                                        reimburse RSJ Acquisition Co.'s and its
                                        affiliates' transaction expenses up to
                                        $1,500,000. See "Certain Provisions of
                                        the Merger Agreement--Termination Fee
                                        and Expenses" on page 82.

Federal Income Tax Consequences         The merger will be tax-free to a
                                        stockholder to the extent the
                                        stockholder retains its shares of
                                        Citation common stock after the merger,
                                        and taxable to a stockholder to the
                                        extent the stockholder exchanges its
                                        shares of Citation common stock for
                                        cash. See "The Merger and
                                        Recapitalization--Federal Income Tax
                                        Consequences" on page 63.

                                        If Citation common stock is a capital
                                        asset in the hands of a stockholder,
                                        then the stockholder will recognize
                                        capital gain or loss based upon the
                                        difference between the cash received
                                        and the stockholder's basis in the
                                        shares exchanged, unless the cash
                                        received in exchange for the stock is
                                        considered to be a dividend. To review
                                        in greater detail the material United
                                        States federal income tax consequences
                                        of the merger to stockholders of
                                        Citation, see "The Merger and
                                        Recapitalization--Federal Income Tax
                                        Consequences" on page 63.

                                        This tax treatment may not apply to all
                                        Citation stockholders. Tax matters can
                                        be complicated and the actual tax
                                        consequences of the merger to
                                        stockholders will depend on the facts
                                        of their own situation and on variables
                                        not within our control. You are urged
                                        to consult your own tax advisors to
                                        understand fully the tax consequences
                                        of the merger to you.

Rights of Stockholders After the Merger We understand that Kelso & Company will, after the merger, make available
                                        to all stockholders who retain shares
                                        in the merger the opportunity to enter
                                        into a stockholders agreement and
                                        registration rights agreement. Forms of
                                        these agreements are attached as
                                        Annexes D and E, respectively, to this
                                        proxy statement/prospectus. See "The
                                        Merger and

                                        Recapitalization--Rights of
                                        Stockholders After the Merger" on page
                                        73.

Directors and Officers of
 Citation After The Merger              The merger agreement provides that at
                                        the effective time of the merger, the
                                        directors serving on the Board of
                                        Directors of RSJ Acquisition Co. will
                                        become the Board of Directors of
                                        Citation. Except for Mr. Hackney, the
                                        incumbent officers of Citation are
                                        expected to continue to serve as the
                                        officers of Citation after the merger.
                                        See "The Merger and Recapitalization--
                                        Directors and Officers of Citation
                                        After the Merger" on page 72.

Accounting Treatment                    We expect the merger to be accounted
                                        for as a recapitalization under
                                        generally accepted accounting
                                        principles. As a result, the
                                        transaction will not affect the
                                        historical basis of Citation's assets
                                        and liabilities. See "The Merger and
                                        Recapitalization--Accounting Treatment"
                                        on page 73.

Regulatory Approvals                    Citation and RSJ Acquisition Co. both
                                        have made filings with federal
                                        antitrust authorities in connection
                                        with the merger and have received early
                                        termination of the applicable waiting
                                        period. See "The Merger and
                                        Recapitalization--Governmental and
                                        Regulatory Approvals" on page 73.

Certain Market Information              Citation common stock is listed on The
                                        Nasdaq Stock Market under the symbol
                                        "CAST." On June 24, 1999, the last full
                                        trading day before the public
                                        announcement of the proposed merger,
                                        Citation common stock closed at
                                        $14.125. On October 26, 1999, the last
                                        practicable date before the printing of
                                        this proxy statement/prospectus,
                                        Citation common stock closed at $16
                                        1/16. See "Stock Price and Dividend
                                        Information" on page 95.

                      Selected Consolidated Financial Data

   In the table on the following page, we provide you with selected historical consolidated financial data of Citation. We prepared this information using the consolidated financial statements of Citation for each of the five fiscal years in the period ended September 27, 1998, as well as for the unaudited nine-month periods ended June 28, 1998 and June 27, 1999. The financial statements for each of the five fiscal years in the period ended September 27, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants. Certain of the financial and balance sheet data set forth below have not been audited for any of the periods presented. The selected statement of income and balance sheet data as of and for the nine-month periods ended June 28, 1998 and June 27, 1999 have been derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring accruals, that Citation considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations for that period. When you read the selected historical consolidated financial data, it is important that you read along with it the consolidated financial statements and accompanying notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," that Citation has included in its Annual Report on Form 10-K for the fiscal year ended September 27, 1998 and its Quarterly Report on Form 10-Q for the quarter ended June 27, 1999 (you can obtain these reports by following the instructions we provide in this proxy statement/prospectus under "Where You Can Find More Information" on page 105). Citation operates on a 52- or 53-week fiscal year ending on the Sunday closest to September 30. Fiscal years 1994, 1995, 1996, 1997 and 1998 each consisted of 52-weeks. Fiscal year 1999 consists of 53 weeks.

   We also attempt to illustrate in the table the financial results that might have occurred if the merger and recapitalization, together with certain acquisitions and a disposition made by Citation, had been completed previously. We present unaudited pro forma consolidated balance sheet information for Citation as of June 27, 1999 as if the merger and recapitalization had been completed on June 27, 1999. We present unaudited pro forma consolidated statement of income information for Citation for the fiscal year ended September 27, 1998 and the nine-month period ended June 27, 1999 as if certain acquisitions and a disposition, as well as the merger and recapitalization described in this proxy statement/prospectus, had been completed on September 29, 1997. This pro forma financial data has not been audited for any of the periods presented. It is important to remember that this information is hypothetical, and does not necessarily reflect the actual financial performance of Citation if the acquisitions, disposition, merger and recapitalization had been completed on those dates. It is also important to remember that this information does not necessarily reflect future financial performance of Citation if the merger and recapitalization actually occur. Please see "Unaudited Pro Forma Consolidated Financial Statements" on page 84 for a more detailed explanation of this analysis.

                                          Fiscal Year Ended                                   Nine Months Ended
                      -------------------------------------------------------------- -----------------------------------
                                                                          Pro Forma                           Pro Forma
                      Oct. 2,   Oct. 1,    Sept.     Sept.    Sept. 27,   Sept. 27,   June 28,    June 27,    June 27,
                        1994      1995    29, 1996  28, 1997    1998       1998(3)      1998        1999       1999(3)
                      --------  --------  --------  --------  ---------  ----------- ----------- ----------- -----------
                                                                         (unaudited) (unaudited) (unaudited) (unaudited)
                                              (dollars in thousands, except per share data)
Statement of Income
 Data:
Sales...............  $191,566  $307,681  $487,753  $648,961  $ 724,017   $838,859    $559,760    $ 613,446   $622,662
Cost of sales.......   151,921   243,493   404,961   538,502    612,035    704,144     462,707      518,111    525,175
                      --------  --------  --------  --------  ---------   --------    --------    ---------   --------
Gross profit........    39,645    64,188    82,792   110,459    111,982    134,715      97,053       95,335     97,487
Selling, general and
 administrative
 expenses...........    19,650    32,697    45,844    58,066     63,603     75,671      47,938       52,974     53,336
Impairment charge...                                             10,000
                      --------  --------  --------  --------  ---------   --------    --------    ---------   --------
Operating income....    19,995    31,491    36,948    52,393     38,379     59,044      49,115       42,361     44,151
Interest expense,
 net................     2,813     3,974     7,866    14,433     15,254     53,076      11,040       15,752     34,873
Other expenses
 (income)...........       (24)     (581)    1,178       (14)     2,155      2,138          --        1,815         --
                      --------  --------  --------  --------  ---------   --------    --------    ---------   --------
Income before
 provision for
 income taxes.......    17,206    28,098    27,904    37,974     20,970      3,830      38,075       24,794      9,278
Provision for income
 taxes (1)..........     6,538    11,019    11,162    14,810      8,178      1,493      14,849        9,918      3,711
                      --------  --------  --------  --------  ---------   --------    --------    ---------   --------
Net income(1).......  $ 10,668  $ 17,079  $ 16,742  $ 23,164  $  12,792   $  2,337    $ 23,226    $  14,876   $  5,567
                      ========  ========  ========  ========  =========   ========    ========    =========   ========

Other Financial
 Data:
EBITDA(2)
 (unaudited)........  $ 27,084  $ 42,129  $ 57,099  $ 82,882  $  84,654   $103,076    $ 75,414    $  75,679   $ 78,494
EBITDA margin(2)
 (unaudited)........      14.1%     13.7%     11.7%     12.8%      11.7%      12.3%       13.5%        12.3%      12.6%
Depreciation and
 amortization.......  $  7,089  $ 10,638  $ 20,151  $ 30,489  $  36,275   $ 44,032    $ 26,299    $  33,318   $ 34,343
Cash flow data:
 Operating
  activities........  $ 19,624  $ 22,604  $ 21,781  $ 68,423  $  45,897               $ 33,916    $  55,326
 Investing
  activities........  $(24,124) $(96,977) $(67,631) $(81,993) $(104,612)              $(94,384)   $(102,022)
 Financing
  activities........   $ 3,921  $ 83,204  $ 38,305  $ 13,948  $  58,392               $ 60,699    $  46,454
Capital
 expenditures:
 Maintenance
  (unaudited).......   $ 8,320  $ 14,412  $ 21,086  $ 18,942  $  24,750               $ 19,402    $   9,477
 Capacity expansion
  (unaudited).......     8,908    15,432    10,080    21,589     22,929                 17,976       22,114
                      --------  --------  --------  --------  ---------               --------    ---------
 Total..............  $ 17,228  $ 29,844  $ 31,166  $ 40,531  $  47,679               $ 37,378    $  31,591
                      ========  ========  ========  ========  =========               ========    =========

Earnings per share--
 basic..............  $   1.02  $   1.27  $   0.95  $   1.31  $    0.72   $   0.15    $   1.30    $    0.83   $   0.37
Earnings per share--
 diluted............  $   1.02  $   1.25  $   0.94  $   1.29  $    0.71   $   0.15    $   1.29    $    0.83   $   0.37
Book value per
 share--basic
 (unaudited)........  $   4.16  $   9.86  $   8.44  $   9.74  $   10.43               $  11.02    $   11.18   $   9.09
Book value per
 share--diluted
 (unaudited)........  $   4.16  $   9.70  $   8.36  $   9.63  $   10.31               $  10.87    $   11.14   $   9.09

Pro Forma Financial
 Data
 (unaudited)(3):
Ratio of EBITDA to
 interest
 expense(2).........                                                          1.94x                               2.25x
Ratio of total debt
 to EBITDA(2)(4)....                                                          3.91x                               3.85x

                                                                                                   As of June 27, 1999
                                                                                                 -----------------------
                                                                                                                  As
                                                                                                   Actual    Adjusted(5)
                                                                                                 ----------- -----------
                                                                                                       (unaudited)
                                                                                                 (dollars in thousands)
Balance Sheet Data:
Working capital.....  $ 15,500  $ 38,576  $ 62,504  $ 66,546  $  84,622               $ 86,746    $  99,244   $105,548
Total assets........   113,449   271,871   383,557   493,296    569,265                584,358      678,730    695,542
Total debt
 (including current
 maturities)........    30,282    77,807   143,600   184,233    243,841                240,952      319,351    403,167
Stockholders'
 equity.............    43,631   132,476   149,319   172,639    186,034                196,473      199,904    137,981

--------
(1) Prior to Citation's initial public offering in August 1994, Citation was organized as an S corporation and, accordingly, was not subject to corporate income taxation. Such amounts for the fiscal year ended
    October 2, 1994 are pro forma to reflect the federal and state income taxes as if Citation had been a C corporation based on statutory rates that were in effect during the period.

(2) EBITDA is defined, for any period, as income before interest expense, provision for income taxes, depreciation and amortization, other expenses (income) and impairment charge. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA should not be considered an alternative to net income as a measure of Citation's operating results or to cash flow as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by various companies as a general measure of a company's performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical costs bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be strictly comparable to other similarly titled measures of other companies.

(3) Pro forma financial data gives effect to acquisitions and disposition of businesses and to the merger and recapitalization as if they occurred at the beginning of the respective periods.

(4) EBITDA for the nine months ended June 27, 1999 is annualized for the purpose of calculating the ratio.

(5) As adjusted to give effect to the merger and recapitalization as if such transactions occurred on June 27, 1999.

                                  RISK FACTORS

   The merger agreement, as amended, provides that you may elect, in exchange for each share of Citation common stock you own, either to receive $17.00 in cash, without interest, or to retain one share of common stock of Citation as the surviving corporation of the merger. This election is subject to the proration procedures and the 10,000 share minimum election requirement described elsewhere in this proxy statement/prospectus. A continued investment in our stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information appearing in this proxy statement/prospectus, before deciding to vote to adopt the merger agreement and electing to retain shares of Citation common stock in connection with the merger. Our Board of Directors has unanimously recommended that you do not elect to retain any shares of Citation common stock in the merger and instead receive all cash for your shares.

We Will Be Controlled by Kelso & Company After the Merger

   After giving effect to the merger and recapitalization, affiliates and designees of Kelso & Company will own 93.0% of the outstanding stock of Citation and existing stockholders of Citation, including certain current executive officers and their affiliates, will own 7.0% (without giving effect to any shares issued from the exercise of warrants). Subject to any fiduciary duties to other stockholders, the controlling stockholders will have the voting power to control the direction and policies of Citation, the election of all of the directors and the outcome of any matter requiring stockholder approval, including adopting amendments to Citation's certificate of incorporation and approving a merger or a sale of all or substantially all of Citation's assets. The directors of Citation will have the authority to make decisions affecting the appointment of new management and the capital structure of Citation, including the issuance of additional capital stock, the implementation of stock repurchase programs, the grant of options and the declaration of dividends, if any. In addition, we cannot assure you that the controlling stockholders and directors of Citation will not take action following the merger to dilute, reduce or eliminate the ownership interest of minority stockholders.

   Kelso & Company has stated that its control of Citation will give it the ability to operate the Company in a manner consistent with the way in which other leading private equity firms operate their privately held portfolio companies. Examples of this ability include (i) the fee of approximately $8.5 million in cash that we understand Kelso & Company will cause Citation to pay to it upon completion of the merger, and the annual monitoring fee of $850,000 we understand Kelso & Company will charge Citation for monitoring and other services it will provide; (ii) the option that we understand Kelso Investment Associates VI, L.P. and KEP VI, LLC, the controlling stockholders of Citation following the merger, will cause Citation to grant to them to purchase from Citation within one year of the merger an unlimited number of shares of common stock of Citation for a per share price equal to the lesser of $17.00 in cash or the fair market value of a share of common stock, based on an appraisal;
(iii) the possibility that Kelso Investment Associates VI, L.P. and KEP VI, LLC, as the controlling stockholders of Citation following the merger, will cause certain shares of Citation common stock not owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC to be converted into the right to receive cash; and (iv) the Stockholders Agreement and Registration Rights Agreement to which the Kelso-affiliated stockholders and the stockholders who have entered into or are expected to enter into the Stock Election Agreements will be parties. Kelso & Company has informed us, however, that subsequent to the closing of the merger, Kelso & Company will make available to all stockholders who retain shares of Citation common stock the opportunity to enter into identical arrangements with respect to their retained shares.

   In addition, the existence of a controlling stockholder or group of controlling stockholders of Citation may make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, a majority of the outstanding common stock of Citation. A third party will have to negotiate any acquisition transaction with Kelso & Company, and Kelso & Company's interests may be different from the interests of other Citation stockholders.

There Will Be No Active Trading Market for the Common Stock You Will Retain in Connection with the Merger

   Because the number of stockholders and the number of shares of Citation common stock held by unaffiliated stockholders after the merger will be quite small, the Citation common stock will not be listed on Nasdaq, any other securities exchange or any over-the-counter market after the merger. Consequently, there will be no public trading market of any kind for Citation common stock following the merger and it will be difficult or impossible for stockholders to resell shares of common stock.

We Will Have a High Level of Debt, Which Will Have a Negative Effect on Our Net Income

   As a result of the merger and the transactions contemplated by the merger, we will have a substantial amount of debt. Assuming that the merger, the senior subordinated bridge financing and drawings under the senior credit facilities had occurred on June 27, 1999, we would have had total debt of $403.2 million, and stockholders' equity of $138.0 million as of that date. Subject to restrictions in our senior credit facility and senior subordinated bridge financing, we may incur more debt for working capital, capital expenditures, acquisitions and for other purposes in the future.

   Our high level of debt could have consequences which are important for you to consider, including the following:

  . we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or other purposes;

  . we may have difficulty satisfying our obligations under the senior subordinated bridge financing;

  . we will be increasingly vulnerable to general adverse economic and industry conditions;

  . our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate will be limited; and

  . we may be placed at a competitive disadvantage compared to our competitors who have less debt.

   In addition, substantial leverage will have a negative effect on our net income. Assuming that the merger, the senior subordinated bridge financing and the drawings under the senior credit facilities had occurred on September 29, 1997, we would have had a net income for the fiscal year ended September 27, 1998 of $2.3 million and net income for the nine months ended June 27, 1999 of $5.6 million. Without assuming the occurrence of these events, our net income for the fiscal year ended September 27, 1998 was $12.8 million and our net income for the nine months ended June 27, 1999 was $14.9 million.

Our Debt Obligations May Contain Covenants That Will Restrict How We Operate Our Business Which Could Impair Our Ability to Respond to Changing Conditions or Could Lead to Declines in Operating Results

   Although the terms of the definitive documents governing these debt instruments have not been finalized as of the date of this proxy statement/prospectus, based on the commitment letters delivered to RSJ Acquisition Co., we expect that the senior credit facilities and the documents governing the senior subordinated bridge financing will contain various provisions that limit our management's discretion by restricting our ability to:

  .  incur additional debt;

  .  pay dividends and make other distributions;

  .  prepay subordinated debt;

  .  make investments and other restricted payments;

  .  create liens;

  .  sell assets; and

  .  enter into certain transactions with affiliates.

   In addition, the senior credit facility and the senior subordinated bridge financing documents will require us to meet certain financial ratios. Under certain circumstances, if the bridge obligations are redeemed, Citation may be required to pay a premium for redemption, and if the bridge obligations remain outstanding, Citation may be required to pay certain fees.

   If we fail to comply with the restrictions of the senior credit facilities or the documents governing the senior subordinated bridge financing or any other subsequent financing agreements, a default may occur. This default may allow the creditors, if the agreements allow, to accelerate the related indebtedness as well as any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds.

We Will Have Decreased Liquidity After The Merger

   Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

   Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and availability of borrowings under our proposed senior credit facility will be adequate to meet our liquidity needs for at least the next few years.

   However, we cannot assure you that any of the following will occur:

  .  our business will generate sufficient cash flow from operations;

  . our currently anticipated cost savings and operating improvements will be realized on schedule; or

  . future borrowings will be available to us under our proposed senior credit facility in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs.

   We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility and the senior subordinated bridge financing, on commercially reasonable terms or at all.

If We Do Not Continue to File Reports With the SEC, it Will Be Difficult for Stockholders to Obtain Information Regarding Our Financial Condition

   For a limited period of time following the merger, we expect that we will continue to be a reporting company under the Securities Exchange Act of 1934, as amended, and will continue to file periodic reports, including annual and quarterly reports and proxy statements. However, we will not be required by the Exchange Act to be a reporting company if, for example, the number of holders of our common stock falls below 300, a circumstance which we do expect will occur at the effective time of the merger. If Citation were to cease to be a reporting company under the Exchange Act, the information now available to holders of Citation common stock in the periodic reports would not be available to them as a matter of right.

We Do Not Expect to Pay Dividends After the Merger

   Citation has never paid a dividend to its stockholders and we do not expect that Citation will pay dividends to stockholders following the merger. We anticipate that the agreements governing the terms of our indebtedness will contain covenants limiting the dividends that may be paid by us. In addition, it is likely that we will use any retained earnings for working capital and to finance our strategic plans, and not to pay dividends.

The Merger and Recapitalization Are Subject to Review under Laws Which, If Violated, Could Void the Payment of Cash

   Citation's borrowings in connection with the merger transaction, and the transfer to stockholders of a portion of those borrowings as a result of the merger, may create issues under relevant federal and state fraudulent conveyance statutes if Citation seeks bankruptcy relief or becomes subject to an involuntary bankruptcy proceeding or if a lawsuit is filed by or on behalf of unpaid creditors of Citation. If a court determines that the payment of the cash merger consideration to stockholders of Citation violated the U.S. Bankruptcy Code or applicable state fraudulent conveyance laws, the bankruptcy trustee, debtor in possession or unpaid creditors could void the payment of the cash merger consideration and recover the cash merger consideration from Citation's stockholders.

   A finding could be made under these fraudulent conveyance statutes if a court finds that, at the time of the recapitalization and merger, Citation:

  . incurred the indebtedness associated with the payments to stockholders with the intent of hindering, delaying or defrauding current or future creditors; or

  . received less than reasonably equivalent value or fair consideration for incurring such debt; and, in addition, at least one of the following was true:

      (1) Citation was insolvent or was rendered insolvent by reason of the incurrence of debt;

      (2) Citation was engaged, or was about to be engaged, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

      (3) Citation intended to incur, or believed that it would incur obligations beyond its ability to pay as those obligations matured.

   The measure of insolvency for purposes of the foregoing considerations will vary depending on the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred debt:

  . the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation;

  . the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; or

  .  the company cannot pay its debts as they become due.

   We cannot assure you as to what standards a court would use to determine whether Citation was solvent at the relevant time, or whether, whatever standard was used, the payment to stockholders pursuant to the merger would not be avoided on another of the grounds set forth above. In the course of its deliberations concerning the merger agreement, the Citation Board of Directors considered the requirement in the merger agreement that, before the completion of the merger, Citation receive a letter from an independent appraisal firm as to the solvency and appropriate size of capital of Citation after giving effect to the merger and recapitalization. Based upon its discussions with its advisors and financing sources, Citation expects to receive this letter.

You Will Not Likely Retain the Amount of Stock You Elect to Retain

   The election of Citation stockholders to retain shares of Citation common stock in the merger is subject to proration and other limitations, including the 10,000 minimum share election requirement described elsewhere in this proxy statement/prospectus. Because of the Stock Election Agreements signed or expected to be signed between RSJ Acquisition Co. and certain stockholders of Citation, if you elect to retain stock and the merger is completed, you will probably not receive all of the stock you have elected, and will receive cash for some of your shares. See "The Merger and Recapitalization--Stock Election" on page 60 for a description of the proration procedures.

   On the other hand, because of the Stock Election Agreements, stockholders who do not elect to retain any shares should receive all cash for all of their shares in the merger.

Your Interest as a Citation Stockholder is Subject to Dilution

   Following the merger, we understand that Kelso Investment Associates VI, L.P. and KEP VI, LLC will cause the Company to grant them an option to purchase an unlimited number of additional shares of Citation common stock and will cause Citation to grant members of management options for the purchase of Citation common stock. The exercise of those options would dilute the holdings of Citation stockholders. No final decision has been made with respect to the granting of any stock options to management after the merger. Certain existing stockholders of Citation will, by virtue of the Stockholders Agreement, have preemptive rights with respect to their shares of Citation common stock, subject to certain exceptions, but these preemptive rights will also be enjoyed by other stockholders who elect to retain shares and who enter into the Stockholders Agreement with affiliates of Kelso & Company and other stockholders after the merger. In addition, in connection with the senior subordinated increasing rate bridge financing described elsewhere in this proxy statement/prospectus, Citation has agreed that it will place warrants, equal to 5% of its fully diluted common stock, in an escrow account. These warrants are to be used as necessary in connection with reselling or refinancing the bridge obligations. The warrants will be exercisable at $0.01 per share for a period of seven years from the date of release from escrow. Issuance of common stock as a result of the exercise of these warrants would cause further dilution to the holdings of Citation's stockholders.

Election to Retain Citation Common Stock or the Proration Procedures May Cause Possible Dividend Treatment for Cash Received

   As stated elsewhere in this proxy statement/prospectus, pursuant to the Stock Election Agreements, certain existing stockholders of Citation have agreed or are expected to agree to make the election to retain an aggregate of 1,062,619 shares of common stock in the merger. Accordingly, to the extent any other stockholder elects to retain common stock in the merger, all stock electing stockholders will, by virtue of the proration procedures described under "The Merger and Recapitalization Stock Election," receive a combination of cash and stock for all of that holder's stock-electing shares. In that event, a stockholder may receive dividend treatment (rather than the generally more favorable capital gain treatment) for any cash received in the merger as a result of those proration procedures. See "The Merger and Recapitalization-- Federal Income Tax Consequences" on page 63 for a more detailed discussion of the tax consequences of receiving cash.

The Loss of a Few Key Customers Would Substantially Reduce Our Sales

   We rely on a few key customers and market segments for a significant portion of our sales business. For the nine months ended June 27, 1999, our business had the following characteristics:

  . 48.3% of all of our sales on a pro forma basis were in the domestic automotive/light truck industry;

  . 11.8% of all of our sales on a pro forma basis were in the domestic medium and heavy truck industry; and

  . approximately 41.4% of our total sales were made to our 10 largest customers.

   We sell many of our products in industries that experience significant fluctuations in demand based on economic conditions or other matters that are beyond our control. The automotive industry is subject to the following particular concerns:

  . it experiences significant fluctuations in demand based on factors including general economic conditions and consumer confidence; and

  . it is subject to labor problems. Any serious disruption in business arising from a work stoppage or any other conditions that could lead to a reduction in purchases by one or more of our major customers could hurt our business.

Our Business Operations Are Subject to Significant Seasonal and Cyclical Fluctuations

   Most of our markets are highly cyclical and are dependent on consumer spending. Economic factors adversely affecting our results and consumer spending could adversely impact us. In addition, our sales generally are lower during our first and fourth fiscal quarters because of temporary plant closings by major customers for vacations, holidays and model changeovers. Because of these significant seasonal fluctuations, a period of slow economic growth or a recession could hurt our business.

Our Foundries Must Comply With Environmental Laws and Regulations

   We are in the foundry, forging and related manufacturing industries and therefore must comply with numerous federal, state and local environmental laws and regulations, such as those relating to air emissions and solid waste disposal. Set forth below are several environmental concerns:

  . we cannot assure you that we operate at all times in complete compliance with all environmental requirements;

  . we could be subject to potentially significant fines and penalties if we do not comply with these requirements;

  . we are subject to laws requiring the cleanup of any contamination that we are held responsible for; and

  . some of our operations generate hazardous substances. If a release of hazardous substances occurs at or from any of our current or former properties or at a landfill or another location where we have disposed of wastes, we may be held liable for the contamination.

   We believe we are generally in compliance with environmental laws and regulations. However, we may not be able to comply with all environmental laws and regulations in the future, including possible changes to the Federal Clean Air Act, and the costs and expenses resulting from any non-compliance could be significant.

We May Be Adversely Affected by Work Stoppages and Other Labor Matters

   Unions represent approximately 2,500 of our 7,500 employees at 10 of our operating divisions, under collective bargaining agreements which expire at various times beginning January 2000 through October 2002. The unionization of our workers results in the following concerns which could harm our business:

  . We could encounter strikes, further unionization efforts or other types of conflicts with labor unions or our employees. Any of these occurrences may hurt us or may limit our flexibility in dealing with our workforce. For example, recently the management of our Mansfield Foundry and the United Steelworkers of America failed to reach an agreement on economic issues prior to the expiration of a labor agreement in May 1999. Following a five-week strike, we reached an agreement and manufacturing resumed on June 28, 1999.

   Many OEMs and their suppliers have unionized work forces.

  . Work stoppages or slow-downs experienced by OEMs or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles.

  . For example, strikes by the United Auto Workers led to the shut down of most of General Motors' North American assembly plants in June and July 1998. This work stoppage at General Motors' facilities had an unfavorable impact on our fiscal 1998 revenues.

  . The United Auto Workers Union has renegotiated its contracts with the three major auto producers. The contracts with General Motors and DaimlerChrysler AG have been approved and the contract with Ford Motor Company is expected to be ratified in the near future. While we do not currently anticipate that a strike will occur, a strike by the United Auto Workers Union against Ford prior to the ratification of the contract or resulting from a failure to ratify the new agreement could eliminate or substantially reduce sales to our largest market sectors for an indeterminate period of time and could accordingly negatively impact our results of operations and financial condition.

The Markets for Our Products Are Highly Competitive and Our Competitors May Have Greater Financial Resources or Lower Costs, Placing Us at a Disadvantage

   The markets for our products are highly competitive. The companies within our industry compete on the basis of price, quality, service and engineering. We also compete with manufacturers whose products are made using other materials, processes and technologies. The industry consolidation that has occurred over the past two decades has resulted in a significant reduction in the number of smaller metal components producers and an increase in the share of production held by larger companies, some of which have greater financial resources than we have and may have lower production costs than we do. In addition, with respect to certain of our products, some of our competitors are divisions of our manufacturing customers. There can be no assurance that we will be able to maintain or improve our competitive position in these markets.

The Price of Some of Our Principal Raw Materials Is Subject to Fluctuation and Our Inability to Adjust to Price Fluctuations in a Timely Manner Could Adversely Affect Our Financial Position

   The principal raw material we use in the manufacture of iron and steel castings is steel scrap. The principal raw material we use in the manufacture of steel forgings is steel bar. The market for steel scrap and bar presents us with the following problems:

  .  the cost of steel scrap and bar has historically tended to fluctuate;
     and

  . our arrangements with our iron and steel customers allow us to pass along fluctuations in price to the customer. Unfortunately, when the price of steel scrap and bar rises rapidly the price adjustment mechanisms we have negotiated for with our customers may not apply quickly enough, thus leaving us exposed to the increased price.

   The principal raw material we use to produce aluminum castings is aluminum ingot, which we purchase to specified grades. The market for aluminum ingot presents the following concerns:

  .  the price of aluminum ingot has also historically tended to fluctuate;
     and

  . some of our arrangements with aluminum customers allow us to pass along price increases to the customer, but most do not. If we do not have this type of arrangement and the price of aluminum rises, our ability to pass along price increases is largely dependent on competitive conditions and may fail to protect us completely from increased costs.

We May Not be Able to Implement Our Growth and Acquisition Strategy

   While we do not expect the pace of our acquisitions in the next few years to match that of the preceding four years, we will continue to evaluate acquisitions, joint ventures and strategic alliances that allow us to increase penetration of key customers, expand our product and service offerings, add manufacturing capacity, globalize operations and supplement our design and engineering expertise. Listed below are several challenges associated with our past and future acquisition strategy that could hurt our business:

  . the integration of acquired companies will continue to require significant management attention;

  . we must implement our operational, financial and management information systems into the target for an acquisition to be successful.
     Accordingly, our business may be hurt for a period of time while the operations of the acquired businesses are integrated into our existing operations;

  . we may incur substantial unanticipated costs or problems associated with integrating our acquisitions;

  . our financing arrangements may include significant limitations or restrictions on our ability to borrow money for acquisitions and other purposes and as a result, we may not be able to take advantage of acquisition opportunities; and

  . we have recently expanded our operations outside the United States. These foreign operations are subject to a number of risks in addition to those described above, including currency exchange rate fluctuations, trade barriers, exchange controls, risk of governmental expropriation or other regulation, political risks and risks of increases in taxes.

We May Be Adversely Affected by Year 2000 Issues

   Many computer systems and other equipment with embedded chips or processors in them use only two digits to represent the year and as a result they may be unable accurately to process certain data before, during or after the year 2000. We have addressed this "Year 2000" issue through a comprehensive project throughout all of our operations.

   This project involved reviewing our current software as well as embedded systems in certain of our equipment and surveying each of our divisional operations to assess the impact of any Year 2000 problems. We completed this project in September of 1999, and have also developed a contingency plan that will involve manual processing, system backups, increasing our inventory from critical suppliers and selecting alternative suppliers of critical materials.

   We have also had some of our major customers review certain of our systems and those of our suppliers for Year 2000 compliance, and we understand that these reviews have satisfied these customers.

   The most reasonably likely harm to our business that we currently anticipate with respect to Year 2000 is that some of our suppliers, including utility suppliers, may fail to be Year 2000 compliant. This could cause a temporary interruption in the delivery of materials or services that we need to make our products, which could result in delayed shipments to customers and lost sales and profits for us.

   The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could significantly harm our business. It is possible that we will incur material remediation costs with respect to the Year 2000 beyond our anticipated costs, or that our business will be hurt if Year 2000 problems with our systems, or with the products or systems of other entities with which we do business, are not resolved in a timely manner.

A Warning about Forward-Looking Statements

   We make forward-looking statements in this document and in the Citation public documents to which we refer you. These forward-looking statements are subject to risks and uncertainties including those set forth in the foregoing risk factors, and there can be no assurance that those statements will prove to be correct. Forward-looking statements include some of the statements set forth under "Summary--Selected Consolidated Financial Data," "Risk Factors--We Will Have a High Level of Debt, Which Will Have a Negative Effect on our Net Income," "--We Will Have Decreased Liquidity After the Merger," "The Merger and Recapitalization Citation's Reasons for the Merger and Recapitalization; Recommendation of the Board of Directors," "--Opinion of Financial Advisor," "--Certain Estimates of Future Operations and Other Information," "--Certain Effects of the Merger and Recapitalization ," "--Financing of the Merger and Recapitalization" and "Unaudited Pro Forma Consolidated Financial Statements." In addition, in some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "plans," "believes," "anticipates," "expects" and "intends," or the negative of those terms, and similar terminology. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. You should consider these risks when you vote on the adoption of the merger agreement, as amended, and decide whether or not to elect to retain any shares of Citation common stock. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. We are not obligated to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. You should read the information in this document in conjunction with the risk factors and other information contained in this proxy statement/prospectus and in the other public documents to which we referred you.

                              THE SPECIAL MEETING

General

   You were sent a proxy statement/prospectus in connection with a special meeting of stockholders of Citation which originally was scheduled for October 7, 1999. This proxy statement/prospectus is being sent to you in connection with the solicitation of proxies by and on behalf of Citation's Board of Directors for use at the reconvened special meeting, and any adjournments or postponements thereof. The special meeting will reconvene on November 30, 1999, at 10:00 a.m., Central Time, at Citation's offices, located at 2 Office Park Circle, First Floor, Birmingham, Alabama 35223.

Matters to Be Considered

   At the reconvened special meeting, you will be asked to:

  (1) Adopt an Agreement and Plan of Merger and Recapitalization, dated as of June 24, 1999, as amended by Amendment No. 1 on September 3, 1999 and Amendment No. 2 on October 12, 1999, by and between Citation and RSJ Acquisition Co., a subsidiary of Kelso Investment Associates VI, L.P. and KEP VI, LLC. Under the merger agreement, as amended:

    . RSJ Acquisition Co. will merge with and into Citation and Citation will be the surviving corporation in the merger; and

    . Each share of Citation common stock that is issued and outstanding immediately before the effective time of the merger will be converted into the right, at the election of the stockholder, either to receive $17.00 in cash, without interest, or to retain one share of common stock of Citation, as the surviving corporation in the merger. The right to elect to retain common stock of Citation in the merger is available only to stockholders who make such election with respect to at least 10,000 shares of Citation common stock. In addition, because the terms of the merger agreement, as amended, require that the number of shares of Citation common stock to be retained by existing Citation stockholders must equal exactly 1,062,619, the right to retain shares of common stock of Citation is also subject to proration, as set forth in the merger agreement and described in this proxy statement/prospectus. Because we expect certain stockholders of Citation to elect to retain an aggregate of 1,062,619 shares of Citation common stock in connection with the merger, however, a stockholder who does not elect to retain shares in the merger should receive all cash for all of its shares. Shares held in Citation's treasury will be canceled without payment. Shares held by stockholders who perfect appraisal rights in accordance with Delaware law will not be converted into the right to receive the merger consideration; and

  (2) Vote upon any other matter that may properly come before the special meeting or any adjournments or postponements of the special meeting.

   Questions or requests for assistance in completing and submitting proxy cards should be directed to:

                               Stanley B. Atkins
                              Citation Corporation
                              2 Office Park Circle
                                   Suite 204
                           Birmingham, Alabama 35223
                                 (205) 871-5731

Record Date

   The Board of Directors fixed August 27, 1999 as the record date for the determination of the Citation stockholders entitled to receive notice of and to vote at the special meeting and at any adjournments or postponements of the special meeting. Under Delaware law, this record date will continue to apply to any adjournment of the meeting. Only Citation stockholders of record at the close of business on that date will be entitled to notice of and to vote at the reconvened special meeting and any adjournments or postponements of the reconvened special meeting. As of the record date, the only outstanding capital stock of Citation was its common stock. At the close of business on the record date, 17,884,739 shares of Citation common stock were outstanding and are entitled to vote at the special meeting.

Voting at the Special Meeting

  Quorum Requirement           The presence, in person or by properly executed
                               proxy, of the holders of a majority of the outstanding shares of Citation common stock entitled to vote on the record date is necessary to constitute a quorum at the reconvened special meeting.

  Voting Rights                Each share of Citation common stock outstanding
                               on the record date entitles its holder to one vote as to each matter that may properly come before the reconvened special meeting.

  Vote Required                Adoption of the merger agreement, as amended,
                               requires the affirmative vote of a majority of the outstanding shares of Citation common stock entitled to vote on the adoption of the merger agreement as of the record date.

                               As of the record date, 6,904,414 shares of Citation common stock, or approximately 38.6% of the shares entitled to vote at the special meeting, were owned by directors and executive officers of Citation and their affiliates. This includes the shares subject to the voting agreement described in this proxy statement/prospectus. We expect that each director and executive officer, together with their affiliates, will vote their shares of Citation for adoption of the merger agreement, as amended. For additional information with respect to beneficial ownership of Citation common stock by holders of more than 5% of the common stock and by directors and executive officers of Citation, see "Security Ownership of Certain Beneficial Owners and Management."

  Abstentions and Broker Non-votes
                               We intend to count shares of Citation common stock present in person at the reconvened special meeting but not voting, and shares of Citation common stock for which we have received proxies but with respect to which holders of those shares have abstained, as present at the reconvened special meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Brokers who hold shares of Citation common stock in "street" name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote shares held for their customers with respect to the matters to be considered and voted at the special meeting without specific instructions from their customers who own the shares. Shares of Citation common stock represented by proxies returned by a broker holding shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if the shares are broker non-votes.

                               Because adoption of the merger agreement, as amended, requires the affirmative vote of a majority of outstanding shares of Citation common stock entitled to vote on the adoption of the merger agreement, as amended, abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement, as amended.

Proxies

   If you are a Citation stockholder, you may use the accompanying proxy if you are unable to attend the reconvened special meeting in person or want to have your shares voted by proxy even if you do attend the reconvened special meeting. The vote regarding the adoption of the merger agreement, as amended, is separate from the decision to elect to retain Citation common stock after the merger. You should not send your stock certificates with your proxy card. You should only send your stock certificates with the Form of Election, which has been mailed to you in a separate envelope, if you want to elect to retain Citation common stock in connection with the merger. See "The Merger and Recapitalization--Election Procedures."

   For your proxy to count, you must use the accompanying proxy whether or not you have previously completed, signed and dated a proxy card with respect to the earlier proxy statement/prospectus concerning the merger.

   You may revoke any proxy given by you in this solicitation by any of the following methods:

  . delivering to the Secretary of Citation, at or before the special meeting, a written notice (bearing a later date than the proxy) which, by its terms, revokes the proxy;

  . duly executing a later proxy relating to the same shares and delivering it to the Secretary of Citation at or before the reconvened special meeting; or

  . attending the reconvened special meeting and voting in person. Attendance at the reconvened special meeting by a stockholder will not in and of itself revoke a previously delivered proxy.

   You should address any written notice of revocation and other communications regarding the revocation of Citation proxies to the Corporate Secretary of Citation at 2 Office Park Circle, Suite 204, Birmingham, Alabama 35223. In all cases, the latest dated proxy revokes an earlier dated proxy, regardless of which method is used to give or revoke a proxy, or if different methods are used to give and revoke a proxy. For a notice of revocation or later proxy to be valid, however, it must actually be received by Citation before the vote of the Citation stockholders at the special meeting. If your broker has been instructed to vote your shares, you must follow directions received from your broker in order to change your vote.

   All shares represented by valid proxies received and not revoked before they are voted will be voted in the manner specified on the proxies. If you sign, date and return your proxy but do not specify how your proxy is to be voted, it will be voted in favor of adoption of the merger agreement, as amended. The Citation Board of Directors is unaware of any other matters that it expects to be presented for action at the reconvened special meeting. If other matters do properly come before the reconvened special meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies, in their discretion.

Information Concerning the Solicitation of Proxies

   The accompanying proxy is solicited on behalf of the Citation Board of Directors. The cost of soliciting proxies will be borne by Citation. In addition to solicitation by mail, directors, officers and employees of Citation, none of whom will receive additional compensation for solicitations, may solicit proxies in person, by telephone, by telegram, by personal interview, by e-mail or by facsimile. In addition, Citation will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward its solicitation materials to the beneficial owners of Citation common stock they hold of record and obtain authorization for, and appropriate certification in connection with, the execution of proxy cards. Citation will reimburse these record holders for customary mailing expenses incurred by them in forwarding these materials.

   We have retained Corporate Communications, Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitations. Corporate Communications will receive a fee of $3,500 as compensation for its services and reimbursement for its related out-of-pocket expenses. Citation has agreed to indemnify Corporate Communications against certain liabilities arising out of or in connection with its engagement.

Recommendation of the Board of Directors

   The Board of Directors, acting upon the unanimous recommendation of a special committee of independent directors, has (a) determined that the merger agreement, as amended, and the transactions contemplated thereby, including the merger, are fair to, advisable and in the best interests of the stockholders of Citation, and (b) recommended that Citation's stockholders adopt the merger agreement, as amended. The Board of Directors believes that the merger agreement, as amended, and the merger are fair to, advisable and in the best interests of Citation and the Citation stockholders, and unanimously recommends that the Citation stockholders vote "FOR" adoption of the merger agreement, as amended. The Board of Directors, upon the unanimous recommendation of the special committee, has also unanimously determined, for the reasons described elsewhere in this proxy statement/prospectus, to recommend to you that you not elect to retain any Citation common stock in the merger, and instead receive cash for all of your shares of Citation common stock. See "The Merger and Recapitalization--Citation's Reasons for the Merger and Recapitalization; Recommendation of the Board of Directors" and "--Reasons for the Board of Directors' Recommendation that Stockholders Not Elect to Retain Common Stock in the Merger."

                        THE MERGER AND RECAPITALIZATION

Background of the Merger and Recapitalization

   The Drummond Company Seeks To Acquire Mr. Hackney's Shares. Since its inception as a small, privately held manufacturing concern in 1974, Citation has grown into a publicly held holding company owning geographically and operationally diverse casting, forging and machining subsidiaries. At the time of its initial public offering in August 1994, Citation operated eight foundries. In order to increase its product breadth and technological capabilities, Citation has grown significantly over the past several years through strategic acquisitions, resulting in an increase in the number of divisions operated to 20 as of the end of the most recent fiscal quarter. The growth and continued development of Citation took place under the leadership of its co-founder and Chairman, T. Morris Hackney, who also served as Chief Executive Officer from Citation's inception until the fall of 1998. On August 17, 1998, Mr. Hackney informed members of the Citation Board of Directors that he desired to reduce his day-to-day operating responsibilities at Citation by remaining as Chairman, but resigning as Chief Executive Officer. At the time of his resignation, Mr. Hackney beneficially owned, directly or indirectly, approximately 5.8 million shares, constituting approximately 32%, of Citation's outstanding common stock. Except for the sale of 300,000 shares in a secondary public offering in September 1995, gifts to family members and charities and transfers for estate planning purposes, Mr. Hackney has made no disposition of his original ownership of shares of Citation common stock since its inception in 1974.

   Following Mr. Hackney's resignation as Chief Executive Officer, representatives of the Drummond Company, Inc., a privately held company headquartered in Birmingham, Alabama, approached Mr. Hackney in mid- to late-October, 1998, expressing an interest in acquiring all or a significant portion of Mr. Hackney's shares of Citation common stock. As a result of their discussions, Mr. Hackney and Drummond entered into a Call Option Agreement, dated as of November 6, 1998, pursuant to which Drummond had the right, but not the obligation, to purchase 4,000,000 shares of Citation common stock then owned by Mr. Hackney at a price of $20.00 per share. The Call Option Agreement also granted to Drummond a right of first refusal with respect to the remaining shares owned by Mr. Hackney. In addition, on November 9, 1998, Drummond agreed to acquire approximately 1,300,000 shares of Citation common stock held by Mr. Hugh Weeks, who was then a director and also one of the founders of Citation, for $15.00 per share, and engaged in discussions with Mr. Conner Warren, an Executive Vice President, director and also a founder of Citation, regarding the purchase of his shares. The agreements with Messrs. Hackney and Weeks gave Drummond the right to acquire, in the aggregate, approximately 29% of Citation's outstanding common stock.

   By letter dated November 11, 1998, Drummond informed Citation's Board of Directors that it desired to conduct a due diligence investigation of Citation prior to exercising its option on Mr. Hackney's shares. In this letter, Drummond indicated that it had no immediate plans beyond its consideration of the option granted by Mr. Hackney, but that it believed a combination of its operations with those of Citation could be an attractive opportunity for both companies. Drummond stated this same belief in a Schedule 13D filed with the SEC on November 16, 1998.

   The Board of Directors Responds To Drummond. On November 13, 1998, Citation's Board of Directors engaged the law firm of Balch & Bingham LLP as special counsel to the Board of Directors and convened a special meeting to consider the impact of Drummond's agreements with Mr. Hackney and Mr. Weeks on Citation and its other stockholders. At this meeting, the directors generally agreed that Drummond's efforts to accumulate Citation's common stock, coupled with its failure clearly to state its intentions with respect to Citation, could reasonably be perceived as a threat to Citation's long-term corporate policy and to Citation's public stockholders' continued investment in Citation. The directors were also aware of, and concerned about, Drummond's previous acquisitions of the stock of publicly traded companies. The Board of Directors formed a Special Committee, consisting of disinterested directors, to identify Drummond's intentions with respect to Citation and any issues which should be considered by the Board of Directors in light of those intentions. The Board of Directors also considered the adoption of a Stockholder Rights Plan. Following that meeting,

Balch & Bingham met with counsel for Drummond and expressed the Board's desire and need to understand Drummond's intentions with respect to Citation.

   By letter dated November 17, 1998, Drummond specifically requested two actions by Citation's Board of Directors: (i) the granting of access to certain nonpublic information and management personnel of Citation and (ii) the pursuit of a consent or agreement from Citation's principal lenders which would permit Drummond to acquire in excess of 30% of Citation's outstanding common stock (which acquisition would otherwise violate the change of control covenant contained in Citation's current credit facility).

   The Special Committee met on November 25, 1998 to consider each of the requests made by Drummond in its November 17, 1998 letter and to further consider the adoption of a Stockholder Rights Plan. At the Special Committee's invitation, representatives of Bear, Stearns & Co. Inc. made a presentation regarding the financial implications of the proposed Stockholder Rights Plan. Based on advice received from Balch & Bingham and Bear Stearns, the Special Committee recommended the adoption of the Stockholder Rights Plan and, due in part to Drummond's continuing reluctance to clarify its intentions with respect to Citation, the refusal of Drummond's requests. Acting on the recommendations of the Special Committee, the Board of Directors determined not to grant either of Drummond's requests and adopted the Stockholder Rights Plan at a meeting held on November 25, 1998, immediately following the Special Committee meeting. In addition, the Board (a) adopted an amendment to Citation's by-laws to provide for an orderly administration of any stockholder consent solicitation and to require a two-thirds majority vote of stockholders to approve certain by-law amendments; (b) amended Citation's stock option plans so that options would fully vest in the event of a change of control; and (c) approved change of control severance agreements with certain senior officers of Citation. See "--Interests of Certain Persons in the Merger and Recapitalization."

   On November 30, 1998, Van L. Richey, Chairman of the Special Committee, informed Drummond of the Board's decision not to grant either of Drummond's requests, as well as Citation's adoption of a Stockholder Rights Plan which would be triggered in the event Drummond were to exercise its option with Mr. Hackney and thereby acquire ownership in excess of 15% of the outstanding Citation common stock. At that time, Mr. Richey emphasized that the Board's decisions were not an indication that the Board was opposed to entering into any discussions with Drummond, but were instead directly related to Citation's lack of information concerning Drummond's intentions with respect to Citation and the impact of those intentions, if any, on Citation's public stockholders. Mr. Richey also stated that the Board would be willing to reconsider its decision regarding Drummond's requests, and noted that it had the authority to redeem the rights issuable under the Stockholder Rights Plan to permit Drummond to cross the 15% beneficial ownership threshold, if, in the opinion of the Board, Drummond's intentions with respect to Citation were made clear and the Board were to receive adequate assurances that, in the event Drummond sought effective control of Citation, Citation's public stockholders would be treated fairly in the process and thereafter.

   On January 4, 1999, Drummond completed the purchase of 1,300,000 shares of common stock from Mr. Weeks. On January 12, 1999, Mr. Richey met with the Chairman and the President of Drummond, which meeting was the first communication between Drummond and the Special Committee since the discussions in November 1998. At the meeting on January 12, the Drummond representatives indicated that they wanted Drummond to acquire up to 30% to 40% of Citation's common stock and to have three seats on the Board of Directors. Mr. Richey stated that Citation's Board of Directors had already considered and rejected Drummond's earlier request to acquire more than 30% of the outstanding common stock, and suggested that Drummond's financial advisor meet with the Special Committee's financial advisor, Bear Stearns, to determine if Drummond and Citation could structure a mutually beneficial transaction. Drummond declined to participate in any such meeting and, on January 21, 1999, notified Mr. Hackney that it did not intend to exercise its option to purchase his shares of Citation common stock. However, Drummond's amendment to its Schedule 13D filed with the SEC on January 21, 1999, disclosing the termination of the option agreement with Mr. Hackney, also stated that Drummond would continue to evaluate the possibility of additional purchases of Citation common stock or the possibility of a business combination with, or acquisition of control of, Citation.

   Although Drummond declined to exercise its option or otherwise seek to acquire control of Citation, by late January 1999, Mr. Hackney's desire to sell all or a significant portion of his holdings in Citation common stock had created significant public speculation about the future ownership and control of Citation. This speculation, in the view of the Board of Directors, had the potential of encouraging unsolicited takeover proposals. Accordingly, the Special Committee met on January 27, 1999 to consider how to respond to any unsolicited proposals that might be received. At that meeting, the Special Committee received advice from the Delaware law firm of Richards, Layton & Finger, P.A., concerning applicable principles under Delaware law. Representatives from Bear Stearns also participated in the meeting and expressed their view that the then current market price of Citation common stock did not appear to reflect the significant potential value which could result from Citation's recent acquisitions or future success in implementing its business objectives.

   The Board of Directors Addresses Public Speculation and Uncertainty Concerning Mr. Hackney's Continuing Desire to Sell His Citation Common
Stock. On February 15, 1999, approximately three weeks after Drummond indicated that it would not exercise its option with Mr. Hackney, the Special Committee met with Mr. Hackney and its advisors to discuss whether Mr. Hackney continued to desire to sell a significant amount of his stock in Citation and, if so, the relationship, if any, between Mr. Hackney's desire and Citation's ability to achieve its business objectives. At that meeting, Mr. Hackney explained to the Special Committee that he wished to sell a significant amount of his stock in Citation at an acceptable price in order to achieve liquidity. Representatives of Bear Stearns expressed their view that the public speculation and uncertainty regarding Mr. Hackney's ongoing interest in selling his Citation common stock was continuing, and that this speculation and uncertainty could have an adverse effect on Citation's relationships with its customers and suppliers, its ability to retain key employees, its market trading patterns and the trading price of its common stock. The Special Committee, in consultation with its financial and legal advisors, determined that this uncertainty with regard to Mr. Hackney's continued ownership of Citation common stock was adversely affecting Citation's business and threatening to prevent Citation from achieving its long-term business plan. In order to address this element of uncertainty, the Special Committee authorized Bear Stearns to analyze various means of accommodating Mr. Hackney's desire for liquidity, including a registered offering of Mr. Hackney's shares, a repurchase of his shares by Citation, a leveraged recapitalization of Citation involving a new equity partner or a potential sale of Citation.

   On March 16, 1999, Citation's Board of Directors held a special meeting to discuss how Citation intended to address the uncertainty surrounding Mr. Hackney's continued interest in selling his Citation stock and the resulting operational difficulties affecting Citation. Mr. Hackney began the meeting by again expressing his desire to sell some or all of his stock in Citation, but he emphasized that he wanted to do so in a manner that was in the best interests of all of Citation's stockholders. The Board of Directors determined that current market conditions would not accommodate a secondary public offering involving Mr. Hackney's shares at an acceptable price, and declined to pursue a potential stock repurchase involving Mr. Hackney's shares at a price substantially in excess of the then-current market price. The Board authorized Bear Stearns to solicit informal indications of interest for a recapitalization or sale of Citation in order to determine whether a fair price could be obtained under then existing market conditions. The Board of Directors agreed that, if the expressions of interest so solicited indicated that a fair price could be obtained, then it would reconvene for the purpose of determining whether and how it should pursue a potential recapitalization or sale.

   The Solicitation Process. During the weeks of March 15 and March 22, 1999, Bear Stearns hosted nine meetings at its offices in New York to familiarize potential acquirors or recapitalization partners with Citation's senior management and to present Citation's long-term business plan, which was made the subject of customary confidentiality agreements. During these meetings, seven entities verbally indicated their interest in pursuing a potential investment in Citation. On March 31, 1999, Bear Stearns sent each of these seven interested parties a letter requesting the submission of written indications of interest by April 8, 1999. This letter requested each party to provide information relating to the proposed transaction structure, the valuation of Citation, the method and availability of financing, expected due diligence requirements, expected time required to close the transaction and a list of closing conditions and any other issues deemed relevant to the proposal.

   Bear Stearns received written indications of interest, responsive to its March 31 letter, from six entities, four of which indicated a valuation of $17.00 per share or more. At that time, Citation's common stock was trading at approximately $11.00 per share. Bear Stearns reviewed these indications of interest with the Board of Directors at a meeting held on April 14, 1999, at which the Board of Directors authorized Bear Stearns to invite the four entities which had indicated a valuation of $17.00 per share or more to conduct more extensive due diligence and to meet with Citation's senior management. At this meeting, the Board also learned that a fifth entity was expected to meet with Bear Stearns shortly, and the Board authorized Bear Stearns to invite this fifth entity to conduct due diligence and meet with senior management if it submitted a preliminary indication of interest with a valuation in excess of $17.00 per share. This fifth entity subsequently submitted an indication of interest in excess of $17.00 per share. During this same time, one potential acquiror elected to withdraw from the process.

   Between April 14 and May 24, 1999, Citation's senior management, with the assistance of Bear Stearns, gave management presentations and facility tours to four entities, accommodated their extensive legal and accounting due diligence efforts, and met with representatives of their potential lending syndicates. During this time, Citation also circulated a draft of a proposed merger agreement to each of the four entities, indicating that the draft agreement should be used as the basis for the submission of definitive written proposals by no later than the evening of May 24, 1999.

   On May 27, 1999, the Board of Directors held a regularly scheduled meeting at which Bear Stearns reported that of the entities invited to do so, four had submitted definitive written proposals. One entity proposed a merger as a result of which $20.00 per share in cash would be paid to a "significant minority" of Citation's stockholders (which it refused to quantify), and the remainder of Citation's stockholders would receive shares of a newly formed non-domestic entity which would survive the merger. A second proposal was for $16.50 per share, less the amount necessary to cancel existing stock options, to be paid to all of Citation's stockholders in cash. This purchase price was also to be reduced by the amount by which the total debt of Citation at closing exceeded $326.0 million. According to Bear Stearns, these purchase price adjustments resulted in an effective offer price per share of $15.87. A third entity offered $18.00 per share, between $14.50 and $16.50 of which would be paid in cash, and between $3.50 and $1.50 of which would be paid in senior preferred stock. The offeror indicated that the cash portion of the offer would depend upon the timing of a potential transaction, with the payment of the higher per share amount conditioned upon its ability to finance the transaction based upon Citation's pro forma financial statements for the period ending October 3, 1999, and the lower per share amount payable if the transaction were financed based upon Citation's pro forma financial statements for earlier periods. This entity refused to eliminate the preferred stock component and submit an all-cash proposal. Kelso & Company offered $18.00 per share, to be paid in cash in exchange for a minimum of 96% of Citation's currently outstanding shares of common stock, with the right to acquire or cause to be acquired the remaining 4% for the same per share price in cash if it could do so and still achieve recapitalization accounting treatment for the proposed transaction. Bear Stearns advised the Special Committee that, of the four definitive proposals received, it considered Kelso & Company's proposal to be the most favorable to Citation and its stockholders. Bear Stearns also pointed out that Kelso & Company had submitted comments regarding Citation's suggested form of merger agreement and was prepared to execute a definitive agreement within five business days.

   After receiving Bear Stearns' review of the strengths and weaknesses of each of the proposals received, the Special Committee discussed the adequacy of Kelso & Company's proposal in light of the current conditions affecting Citation, particularly the uncertainty associated with Mr. Hackney's continuing desire to liquidate all or a substantial portion of his holdings in Citation. In this respect, Bear Stearns advised the Special Committee that, in its view, the continuing uncertainty was disrupting Citation's business and could impair its ability effectively to compete, could adversely affect its cost of capital necessary to carry out its long-term business plan and could lead to management attrition. The Special Committee authorized Bear Stearns and the Special Committee's legal counsel to commence negotiations with the entities submitting proposals concerning the terms of a proposed transaction and the form of a proposed merger agreement. This resolution of the Special Committee was subsequently adopted unanimously by the full Board of Directors.

   On May 28, 1999, Citation's legal and financial advisors invited Kelso & Company to raise its offer to $19.00 per share, commit to acquire or cause to be acquired 100% of Citation's shares and eliminate any financing condition to closing the merger transaction. On May 28, 1999, Kelso & Company agreed to increase its offer to $19.00 per share, refused to agree to the other two requests and agreed to continue to negotiate the other terms and conditions of the proposed transaction and the form of the proposed merger agreement. By early June, 1999, substantially all of the terms and conditions of the proposed transaction had been negotiated to the satisfaction of both Citation and Kelso & Company, and their respective financial and legal advisors. However, just prior to June 15, 1999, the date set for a meeting of the Board of Directors to consider and act upon Kelso & Company's proposal, information was made available concerning results for the month of May 1999 and the performance of certain sectors of the economy, which caused the senior management of Citation to conclude that Citation would probably not achieve the earlier projected results of operations for fiscal years 1999 and 2000. Accordingly, management felt obligated to revise its projections of operating performance, which no longer represented management's expectation concerning Citation's future operating results in light of the recent developments, and to inform representatives of Kelso & Company of these revised projections of operating performance. As a result, Kelso & Company indicated on June 15, 1999 that it wanted to re-evaluate its $19.00 per share offer by conducting further discussions with representatives of management and, as appropriate, its prospective lenders.

   Management reported these developments to the Board of Directors at its specially called meeting held June 15, 1999. The Board of Directors decided nonetheless to take the opportunity to evaluate in detail Kelso & Company's most recent offer. Accordingly, at that meeting, Bear Stearns explained in detail the terms of Kelso & Company's proposal and expressed its view that Kelso & Company was capable of securing the financing necessary for it to complete the proposed transaction. Richards, Layton & Finger then reviewed in detail the various terms and conditions of the draft merger agreement. The Board and its advisors also discussed the terms of the financing letters from the financial institutions selected by Kelso & Company to provide the necessary financing, including the qualifications and conditions of those financing letters.

   Approval of the Merger and Recapitalization. On June 22, 1999, Kelso & Company, after further consultation with representatives of management and its prospective lenders, submitted a revised offer of $17.50 per share. After further negotiations with Bear Stearns, Kelso & Company increased its offer to $18.10 per share and indicated that it was not prepared to go any higher. All terms and conditions contained in its previous offer remained the same, except that the proposed termination fee payable by Citation under certain circumstances was reduced from $8.5 million to $8.179 million. On June 24, 1999, the Board of Directors convened and received a report from Bear Stearns concerning the revised offer. Copies of the latest draft of the merger agreement and of the financing letters had previously been distributed to the Board of Directors. Bear Stearns then rendered to the Board its oral opinion (which opinion was later confirmed by delivery of a written opinion) to the effect that, as of June 24, 1999, based upon and subject to certain matters stated in the opinion, the consideration to be received by the holders of Citation common stock in Kelso's revised offer was fair to the stockholders of Citation from a financial point of view. Bear Stearns also reviewed with the Board the financial analyses performed by it in connection with its opinion and the methodology utilized to evaluate the fairness of the merger consideration (see "--Opinion of Financial Advisor").

   The meeting of the Board of Directors was then recessed while the Special Committee met. After taking into consideration the factors listed under "Citation's Reasons for the Recapitalization and Merger; Recommendations of the Board of Directors; Factors Considered by the Special Committee and the Board of Directors" below, the Special Committee voted unanimously to recommend that the Board of Directors approve the merger agreement on the grounds that it was fair to, advisable and in the best interests of, Citation's stockholders. The full Board of Directors then reconvened, and after receiving the recommendation of the Special Committee, unanimously approved the proposed merger agreement and authorized the appropriate officers of Citation to execute the merger agreement and to take all steps necessary to consummate the transactions contemplated thereby.

   Immediately following the Board meeting on June 24, 1999, RSJ Acquisition Co. and Citation entered into the merger agreement, RSJ Acquisition Co. and certain family trusts and family limited liability companies affiliated with Mr. Hackney entered into the voting agreement, and Citation issued a press release announcing the merger.

   Amendment No. 1 to the Merger Agreement. Throughout the course of Citation's negotiations with Kelso & Company, the Board of Directors of Citation expressed its desire that, if possible, the merger consideration be paid entirely in cash. Consistent with that desire, the merger agreement, when it was executed on June 24, 1999, provided that, so long as the merger would qualify as a recapitalization for financial accounting purposes, RSJ Acquisition Co. was to use its reasonable commercial efforts to cause there to be no reason for stockholders of Citation to be stockholders of the surviving corporation. In the event RSJ Acquisition Co. was able to cause that result, then the merger agreement was to be deemed amended to provide for the merger consideration to be paid entirely in cash, thereby eliminating the necessity for a stock election by stockholders of Citation.

   Subsequent to the execution of the merger agreement, during August 1999 representatives of Kelso & Company engaged in discussions with members of management of Citation regarding the possible continuation of some equity ownership in Citation by members of management, through elections to retain their stock in connection with the merger or otherwise. In addition, certain members of management expressed a desire, and Kelso & Company agreed, that stock options currently held by officers and employees of Citation could, at the election of the holder, be continued after the merger rather than canceled in exchange for cash, as the merger agreement then provided. Accordingly, Kelso & Company requested that the Board of Directors of Citation consider an amendment to the merger agreement that would provide for the possible continuation of outstanding options after the merger.

   Also in August 1999, at the insistence of Kelso & Company, certain members of Citation's management or their affiliates agreed to enter into the Stock Election Agreements. In addition, given the likelihood that, as a result of the execution of the Stock Election Agreements, shares of Citation common stock would not qualify for listing on Nasdaq after the merger, Kelso & Company also requested that the Board of Directors eliminate the condition in the merger agreement that the shares of Citation common stock to be retained in the merger be approved for listing on Nasdaq.

   Earlier in August representatives of Kelso & Company had suggested that Kelso & Company specify which existing stockholders be permitted to retain their stock and thus eliminate the election feature of the merger agreement entirely. Representatives of Citation rejected such a structure. Thereafter, Kelso & Company informed Citation and its representatives that it would not eliminate completely the necessity for some stockholders of Citation to continue to own Citation common stock after the merger, since it viewed such an arrangement as necessary to ensure that the transaction qualified as a recapitalization for financial accounting purposes. Kelso & Company then proposed that the merger agreement should be amended to eliminate the Nasdaq listing requirement and to permit only holders of record of 20,000 or more shares of Citation common stock to make the election to retain their shares. Ultimately, Kelso & Company agreed to reduce the minimum stock election requirement to 10,000 shares.

   At meetings of the Special Committee and the Board of Directors held on September 3, 1999, the directors were informed by members of management of the foregoing developments, including the fact that the execution of the Stock Election Agreements was at the insistence of Kelso & Company. Both Messrs. Hackney and Warren informed the other members of the Board of Directors that their decision to enter into the Stock Election Agreements was made solely as an accommodation to Kelso & Company, and that neither of them would otherwise have elected to retain any shares of Citation common stock in the merger. The Special Committee and the Board of Directors recognized that the effect of the Stock Election Agreements, assuming that the requisite number of shares would be subject to those agreements, was to eliminate the possibility of

"forced" proration of retained shares for any stockholder of Citation who did not make an election to retain shares. Given the likelihood that stockholders of Citation other than the parties to the Stock Election Agreements would not, under the circumstances, elect to retain shares, and because of the illiquidity of the retained shares and other factors described under "Risk Factors," the directors agreed to eliminate the condition in the merger agreement that the retained shares be approved for listing on Nasdaq, as part of the overall arrangement under which all stockholders other than those parties to the Stock Election Agreements could receive all cash.

   In light of (i) Kelso & Company's stated determination that it desired to avoid having a number of small stockholders of Citation after the merger; (ii) Kelso & Company's intention to operate Citation after the merger as a private company; (iii) Kelso & Company's informing the directors that it would seek after the merger to eliminate the holdings of small stockholders through a reverse stock split or similar means; (iv) Kelso & Company's insistence on the minimum share election requirement as a condition to proceeding with the merger transaction; and (v) the belief by the Board of Directors that the receipt of the cash merger consideration was preferable to the retention of stock in Citation, the directors agreed to the requested 10,000 share minimum election requirement. The directors also agreed to the revisions to the merger agreement because Kelso & Company had advised Citation that doing so would enhance Citation's ability to raise the financing necessary for the merger by expediting the private placement of the senior subordinated notes. The directors also approved the proposal to amend the merger agreement to provide for the continuation of outstanding employee stock options and to revise Citation's representation and warranty concerning litigation, as described elsewhere in this proxy statement/prospectus, and determined to recommend that stockholders of Citation not elect to retain shares of Citation common stock in the merger. Two directors of Citation, each of whom owns more than 10,000 shares, informed the Board of Directors that they did not intend to make a stock election.

   The Special Committee voted unanimously to recommend that the Board of Directors approve Amendment No. 1 to the merger agreement on the grounds that it was fair to, advisable and in the best interests of, Citation's stockholders. The full Board of Directors then met to receive the recommendation of the Special Committee, unanimously approved the amendment to the merger agreement and authorized the appropriate officers of Citation to execute the amendment and to take all steps necessary to consummate the transactions contemplated by the merger agreement, as amended.

   Amendment No. 2 to the Merger Agreement. RSJ Acquisition Co.'s obligations to close the transactions contemplated by the merger agreement, as executed on June 24, 1999 and as amended on September 3, 1999, were conditioned upon, among other things, Citation's receipt of approximately $200.0 million from the issuance of senior subordinated notes, anticipated to take place at the same time as the closing under the merger agreement, as amended. The senior subordinated notes were to be general unsecured obligations of Citation, junior to all existing and future senior indebtedness of Citation and equal in right of payment to all other existing and future senior subordinated indebtedness of Citation. While the interest rate, interest payment dates, maturity and other material terms of the senior subordinated notes were to have been established before completion of the merger, Citation anticipated, based upon the financing letter described below, that these notes would have customary terms for this type of financing, including registration rights and restrictions on indebtedness, dividends, liens, affiliate transactions, stock repurchases and mergers. In accepting the financing condition as part of the merger agreement, Citation's Board of Directors considered the fully executed "highly confident" letter issued by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") in June 1999 with respect to the placement of the subordinated debt, as well as RSJ Acquisition Co.'s covenant to use its reasonable commercial efforts to arrange for alternative financing in the event the financing contemplated by the "highly confident" letter became unavailable.

   During the month of September 1999, representatives of Citation, RSJ Acquisition Co., DLJ and the other placement agents for the proposed subordinated notes prepared a private placement memorandum for the notes, commenced the offering thereof in a private placement under Rule 144A under the Securities Act and tentatively scheduled the notes to be "priced" during the week of September 27. On September 30, 1999,

Kelso & Company advised Bear Stearns that DLJ had not yet received sufficient orders to price the notes and that additional efforts to sell the notes would be made at the beginning of the following week.

   On the afternoon of Friday, October 1, 1999, RSJ Acquisition Co. advised Bear Stearns of its intention to develop contingency financing in the event that the offering of senior subordinated notes was unsuccessful. At the close of business on Tuesday, October 5, 1999, representatives of Bear Stearns, Citation and legal advisors to Citation and the Special Committee participated in a conference call during which Bear Stearns informed Citation that RSJ Acquisition Co. had advised that DLJ had terminated its efforts to place the senior subordinated notes due to unfavorable conditions in the markets for high-yield debt securities. Bear Stearns further informed Citation that RSJ Acquisition Co. had further advised that it was exploring certain alternative financing sources, based upon two alternatives. The first alternative involved an extension of the termination date under the merger agreement to March 31, 2000, with the closing of the transaction to be subject to obtaining the $200.0 million in financing pursuant to the subordinated notes offering as well as all the other conditions to closing. Bear Stearns stated that the extension was intended to allow time for the conditions in the markets for debt securities to improve. The second alternative involved certain "bridge" financing to be provided by DLJ and the other placement agents, conditioned upon certain changes to the terms of the transaction, including an amendment to the merger agreement reducing the cash merger consideration to $16.00 per share, coupled with Kelso & Company's commitment to contribute or cause to be contributed an additional $50.0 million in equity.

   On the morning of Wednesday, October 6, before the market opened, Citation notified The Nasdaq Stock Market that it would be issuing a statement and requested that trading in Citation common stock be halted. Later that day, Citation issued a news release stating that it had been advised that the notes offering was not completed on the terms indicated in the June financing letter provided by DLJ and that, under the circumstances, Citation believed that it would be necessary to postpone the special meeting of stockholders, then scheduled for Thursday, October 7, to vote on adoption of the merger agreement. Citation stated that a postponement would be necessary in order to allow the Board of Directors to consider possible financing arrangements by RSJ Acquisition Co. as well as the effect of such arrangements on the merger agreement and, if necessary, to disseminate updated or revised proxy materials to stockholders.

   The Citation Board of Directors met on Wednesday, October 6 to consider Citation's rights under the merger agreement and the alternatives suggested by RSJ Acquisition Co. Based on advice received, the Board considered the risk that the merger agreement might terminate based on a failure to satisfy the above described financing condition and determined that Citation should continue discussions with RSJ Acquisition Co. concerning the terms of a proposed amendment. At this meeting, the Board agreed that an extension of the closing date with no material modifications to the financing arrangements was unacceptable and that a revised cash consideration of $16.00 per share was unacceptable. The Board also determined that, in view of the uncertainties then existing with regard to the financing alternatives, it would be advisable to adjourn the special meeting of stockholders to October 22, 1999.

   On the evening of October 6, Bear Stearns contacted RSJ Acquisition Co. to determine the status of the proposed alternative financing and the rationale for its proposed reduction in the merger consideration to $16.00 per share. Bear Stearns advised RSJ Acquisition Co. that the proposed $16.00 per share merger consideration was inadequate. At that time, RSJ Acquisition Co. advised Bear Stearns that it believed it could obtain a commitment for $135.0 million in "bridge" financing and that, based on receipt of such financing and the additional $50.0 million in equity that Kelso & Company was prepared to contribute, it was then prepared to revise its offer of cash consideration to $16.75 per share. In this regard, RSJ Acquisition Co. indicated that it was exploring certain possible alternatives to the post-merger capitalization of Citation that might avoid the necessity of additional shares of common stock of Citation being retained by existing stockholders. At that time, RSJ Acquisition Co. also advised Bear Stearns that it would need to research whether the provisions concerning the retained equity necessary to achieve recapitalization accounting treatment would need to be revised in light of the proposed revised capital structure.

   On October 7, 1999, Citation convened the special meeting of stockholders, at which the Chairman announced that the merger and recapitalization proposal that was originally the subject of the meeting would not be voted upon at that time, in light of the recent developments. The stockholders thereupon voted to adjourn the special meeting until Friday, October 22, 1999.

   The Citation Board of Directors met again on Thursday, October 7 and, upon receiving a status report from Bear Stearns, instructed Bear Stearns to continue its discussions with RSJ Acquisition Co., placing particular emphasis on price, strength of financing and expediency of closing. Later that afternoon, in response to Bear Stearns' negotiation efforts, RSJ Acquisition Co. increased its proposed amended offer from $16.75 per share to $17.00 per share and committed to furnish documentation evidencing the alternative financing package for Citation's review as soon as possible.

   The Citation Board of Directors met again on Friday, October 8 to receive a status report from Bear Stearns. Upon learning of RSJ Acquisition Co.'s offer of $17.00 per share based upon a revised committed financing package, and based upon advice received concerning the amount of financing sources apparently available to RSJ Acquisition Co., the Board instructed Bear Stearns to urge RSJ Acquisition Co. to increase its per share offer to at least $17.25 in cash and also instructed Bear Stearns to request receipt of the financing documentation as soon as possible.

   RSJ Acquisition Co.'s representatives furnished documentation evidencing its proposed amendment to the merger agreement and its alternative financing package, fully executed by the prospective lenders, to Bear Stearns on the evening of October 8 and on October 9. The proposed amendment to the merger agreement reflected (i) proposed cash merger consideration of $17.00 per share and (ii) a significant increase in the amount of common stock to be retained in order for the transaction to achieve recapitalization accounting treatment. The increase in common stock to be retained was, as described elsewhere herein, necessary because of the increase in the proposed equity contribution of affiliates and designees of Kelso & Company and the proposed reduction in the cash merger consideration. Citation and its representatives reviewed these documents over the weekend of October 8-10.

   On the morning of Monday, October 11, after considering the documents and advice received with respect to the proposed amended transaction, Citation's Board of Directors instructed Bear Stearns to continue its attempt to elicit a superior offer from RSJ Acquisition Co. with respect to price and strength of financing. Also at this meeting, Mr. Hackney stated that he had earlier that morning discussed with representatives of Kelso & Company the necessity for an increase in retained common stock by existing stockholders, and he informed the Board that he would agree to revise the stock election of Hackney One Investments, LLC, if necessary to accommodate Kelso & Company in its desire for recapitalization accounting treatment.

   At a meeting of the Board of Directors held on October 12, representatives of Bear Stearns reported that RSJ Acquisition Co. had declined to increase its offer and had indicated that the proposed cash merger consideration of $17.00 per share was its highest and last offer. Representatives of Bear Stearns then rendered Bear Stearns' oral opinion (which was later confirmed in writing) that, as of October 12, 1999, the consideration to be received by Citation's public stockholders in the revised proposal was fair to Citation's stockholders from a financial point of view. At this meeting, Bear Stearns also reviewed with the Board the financial analyses performed by it in connection with its opinion and the methodology utilized to evaluate the fairness of the merger consideration. (see "--Opinion of Financial Advisor"). Bear Stearns and Citation's other advisors also reviewed the alternative financing documentation, including the status of comments provided by Citation and its advisors to such documentation.

   The meeting of the Board of Directors was then recessed while the Special Committee met to discuss the proposed amendment to the merger agreement and Citation's other alternatives. After taking into consideration the factors listed under "Citation's Reasons for the Recapitalization and Merger; Recommendations of the Board of Directors--Factors Considered by the Special Committee and the Board of Directors," the Special Committee resolved unanimously to recommend that the Board of Directors approve the proposed amendment to the merger agreement and, after taking into consideration the factors listed below under "Reasons for the Board of Directors' Recommendation that Stockholders Not Elect to Retain Common Stock in the Merger," resolved unanimously to reconfirm their earlier recommendation that stockholders not elect to retain common stock in the merger but rather receive all cash. The Board of Directors then reconvened to consider the recommendation of the Special Committee. In connection with their consideration of the proposed transaction and the recommendation of the Special Committee, directors who are holders of at least 10,000 shares of common stock (including Messrs. Crowe, Featheringill, Hackney, Sommer and Warren) stated their intention, to the extent they were not obligated to elect to retain common stock under the Stock Election Agreements described elsewhere herein, not to elect to retain common stock of Citation in the merger. The Board of Directors then unanimously approved the amendment to the merger agreement and recommended its adoption to the stockholders, and also resolved unanimously to reconfirm the Board's prior recommendation to the stockholders that they not elect to retain common stock in the merger but rather receive all cash.

Citation's Reasons For The Merger and Recapitalization; Recommendation of the Board of Directors

  Citation's Reasons for the Merger and Recapitalization

   The Special Committee's and the Board's decisions to enter into the merger agreement in June 1999 were based, in large part, upon balancing the risks and benefits of the merger and recapitalization transaction against the risks of Citation's continuing to operate its business and attempting to implement its long-term business strategies. Applying their knowledge of Citation's business, financial condition, prospects, current business strategy and opportunities, as well as Citation's position in its industry, the directors considered the following risks and made the following determinations in evaluating Citation's ability to achieve its objectives:

  Market Uncertainty and Control over the Transaction Process. Mr. Hackney desired to sell all or a substantial portion of his ownership of Citation common stock. This desire created a market "overhang" which, in the opinion of Bear Stearns, could present a continuing source of downward pressure on the market price of Citation's common stock. Accordingly, the Special Committee believed that it was in the best interests of all stockholders of Citation to take action which would eliminate this continuing downward pressure on the stock. In addition, the Special Committee determined that it was in the best interests of all stockholders for the Special Committee and the Board of Directors to control the process pursuant to which Mr. Hackney would liquidate his position in Citation common stock so as to ensure the equitable and fair treatment of all stockholders.

  Potential for Management Attrition. As discussed above, Citation is a holding company with a diverse group of operating subsidiaries. The Special Committee believed that it is extremely important under these circumstances to have a strong, experienced and cohesive central management team to combine this diverse group into an efficient, consolidated operation. Mr. Hackney's intention to sell all or a portion of his stock in Citation to a third party or parties created significant uncertainty among members of Citation's senior management concerning their ongoing operating responsibilities, as well as their employment security. The Special Committee further believed that Citation's competitors might seek to take advantage of that uncertainty by attempting to solicit and hire certain members of senior management. Accordingly, the Special Committee determined that it was in the best interests of Citation's stockholders to resolve the uncertainty concerning Citation's future ownership in an effort to retain existing management, the loss of any member of which could adversely affect Citation's ability to achieve its long-term business plan as an independent entity.

  Customer Uncertainty. During the course of its growth and development, Citation's customer base has expanded from local manufacturing facilities to include international original equipment manufacturers such as Ford Motor Company and Caterpillar Inc. and Citation's operating subsidiaries have established long-term supply arrangements with customers based upon their experience with Citation's engineering and production capabilities, management integrity and commitment to quality. In the current, highly competitive marketplace, the Special Committee believed that Citation must continuously reaffirm those attributes which have served Citation well over the last 25 years under Mr. Hackney's leadership and reputation. As a result of the speculation and uncertainty about the future management and control of Citation, it became increasingly difficult to reaffirm these attributes to our customers. Accordingly, the Special Committee believed that it was in the best interests of Citation's stockholders to resolve the uncertainty concerning Citation's future management and control in an effort to avoid potential deterioration in its established customer relationships.

   Having considered the risks associated with continuing to operate as an independent entity in light of substantial uncertainty concerning the future management and control of Citation, the Special Committee considered the following benefits of a potential recapitalization or sale of Citation:

  Realize Current Value. As described above, the Special Committee recognized that a prolonged inability to resolve the uncertainty concerning the future management and control of Citation could adversely affect its business and financial condition. The Special Committee considered a current recapitalization or sale of Citation to be the best means by which stockholders could realize the current value of Citation, including the value inherent in its business objectives.

  Fair Treatment of All Stockholders. As mentioned above, the Special Committee considered various means of resolving the uncertainty concerning Citation's future management and control in a manner which would also eliminate the "market overhang," including a secondary offering or repurchase of Mr. Hackney's shares. After considering these various alternatives, the Special Committee concluded that a recapitalization involving a new equity partner or a sale of the entire company would eliminate this uncertainty, while at the same time treating all stockholders fairly. Accordingly, Bear Stearns was authorized to determine if a sale of, or leveraged recapitalization involving, Citation could be accomplished at a fair price.

  Factors Considered by the Special Committee and the Board of Directors

   In deciding to recommend approval of the merger agreement on June 24, 1999 and Amendment No. 1 to the merger agreement, on September 3, 1999 the Special Committee considered the following factors as supporting its recommendation:

  . current and historical market prices and trading history of the shares of Citation common stock and the relationship of the merger consideration to the historical and recent trading prices of shares of Citation common stock, including the fact that the proposed merger consideration of $18.10 per share represented a 25.9% premium over the closing price of the common stock on June 23, 1999, the last trading day prior to the Special Committee's determination;

  . the results of operations, financial condition, assets, liabilities, business strategy and prospects of Citation and the nature of the industry in which Citation competes;

  . the potentially disruptive effects on Citation's management team and customer relationships (and resulting adverse effect on the market value of Citation common stock) which might arise if the uncertainty surrounding the future ownership and control of Citation (all of which are more fully discussed above) were not resolved;

  . its judgment that Kelso & Company's offer reflected the current value of Citation which is inherent in its potential, as well as the risk of not being able to achieve it;

  . the fact that Bear Stearns contacted a substantial number of potential bidders over an extended period of time in a process designed to elicit proposals to acquire or recapitalize Citation, that no party had submitted a definitive offer more favorable than Kelso & Company's, and that participants in the bidding process had been afforded sufficient time and information to submit a more favorable proposal had they wished to do so;

  . the arm's-length negotiations between the Special Committee and its representatives and Kelso & Company and its representatives;

  . Kelso & Company's strong business reputation and successful completion of transactions similar to the merger;

  . Bear Stearns' view that Kelso & Company's financing proposals are realistic and reasonable, and that the proposed transaction has a high likelihood of closing;

  . the fact that all stockholders other than those who are parties to the Stock Election Agreements would have the opportunity to receive the cash merger consideration for all of their shares and that all stockholders who retain shares will have the opportunity to enter into the same stockholder and registration rights agreements to which the parties to the Stock Election Agreements will be subject;

  . the terms and conditions of the merger agreement, including provisions of the merger agreement which permit the Board of Directors to withdraw its recommendation of the merger in the event of an unsolicited third party proposal which is superior to the merger, or to enter into an agreement with a third party which has proposed a superior proposal, in either case, if the Board of Directors determines in good faith that failing to do so would create a reasonable possibility of a breach of its fiduciary duties and satisfies the other conditions set out in the merger agreement;

  . the availability of appraisal rights under Section 262 of the General Corporation Law of the State of Delaware to stockholders of Citation in connection with the merger;

  . the fact that the terms of the merger agreement do not provide for the survival of the representations and warranties made by Citation, nor do they require any portion of the merger consideration to be set aside or held in escrow for the purpose of satisfying indemnity provisions; and

  . Bear Stearns' opinion that, as of June 24, 1999, the merger consideration of $18.10 per share was fair, from a financial point of view, to Citation's stockholders.

   In deciding to recommend approval of Amendment No. 2 to the merger agreement on October 12, 1999, the Special Committee considered all of the foregoing factors, as well as the following factors, as supporting its recommendation:

  . the fact that the proposed revised merger consideration of $17.00 per share represented a premium of 18.3% over the closing price of the common stock on June 23, 1999, the last trading day prior to the Special Committee's determination;

  . the revised financing commitments received by the Company and RSJ Acquisition Co., including Kelso & Company's commitment to invest or cause to be invested $240.0 million, and Bear Stearns' view that, in light of market conditions, these revised proposals were realistic and reasonable;

  . the increase in the proposed merger consideration offered by RSJ Acquisition Co. from $16.00 per share to $17.00 per share as a result of negotiations with Bear Stearns between October 6, 1999 and October 12, 1999;

  . RSJ Acquisition Co.'s statement on October 12, 1999 that the revised merger consideration was its highest and final offer;

  . the Special Committee's understanding of recent conditions in the markets for high-yield debt securities which caused the termination of the proposed $200.0 million senior subordinated notes offering;

  . the fact that, since the public announcement of the proposed merger and recapitalization on June 24, 1999, no third party had contacted Citation or Bear Stearns to express any interest in discussing a business combination transaction with Citation;

  . Bear Stearns' opinion that, as of October 12, 1999, the merger consideration is fair, from a financial point of view, to Citation's stockholders;

  . legal redress available to Citation to force the merger to close at the $18.10 per share price; and

  . the prospects of Citation on a stand-alone basis and the effect of continuing to be a stand-alone corporation on Citation's stockholders (including consideration of the trading price of Citation's common stock since Citation's October 6, 1999 announcement).

   The Special Committee also considered the following factors, none of which supported its recommendation:

  . the fact that existing stockholders of Citation, including certain current executive officers, would own approximately 7.0% of the common stock of Citation immediately after the merger, which would decrease, relative to their current interest in Citation, the stockholders' opportunity as a group to participate in any future growth of Citation following the merger;

  . the provisions in the merger agreement relating to the fee and expense reimbursements to RSJ Acquisition Co. payable by Citation upon termination of the merger agreement as a result of, among other things, Citation's acceptance of a competing offer that is superior to the merger;

  . the fact that the market price of Citation common stock after the merger may be influenced by many factors, including, among others, the financial leverage of Citation and the fact that shares of Citation common stock after the merger would likely not be as marketable or liquid as prior to the merger;
  . the interests of certain officers and directors in the merger and recapitalization transaction, presenting certain potential conflicts of interest (see "--Interests of Certain Persons in the Merger and Recapitalization"); and

  . the fact that representatives of Kelso & Company had insisted on a minimum share election of at least 10,000 shares.

   In approving the merger agreement and the amendments to the merger agreement, the Board of Directors considered the conclusions and recommendations of the Special Committee and the factors referred to above that were taken into account by the Special Committee. The Board of Directors, including the members of the Special Committee, also believes that the merger and recapitalization transactions are procedurally fair because, among other things:

  . the Special Committee consisted of independent directors appointed to represent the interests of all Citation's stockholders;

  . the Special Committee retained and received advice from independent legal counsel retained solely for the purpose of rendering that advice;

  . the Special Committee retained Bear Stearns as its financial advisor to assist it in evaluating a potential transaction and received extensive advice from Bear Stearns;

  . the deliberations pursuant to which the Special Committee evaluated the proposed merger and recapitalization transactions with Kelso & Company;

  . the terms and conditions of the merger agreement, as amended, resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Kelso & Company, on the other hand; and

  . the Special Committee authorized its advisors to solicit indications of interest from potential interested parties, resulting in a definitive proposal from several interested parties, including Kelso & Company.

  Recommendation of the Board of Directors

   Based on the reasons described in this proxy statement/prospectus, including its judgment that a recapitalization or sale of Citation was advisable and in the best interests of Citation's stockholders and that the recapitalization transaction proposed by Kelso & Company most effectively maximizes Citation's current value, and the opinion of Bear Stearns that, as of October 12, 1999, the recapitalization proposed by Kelso &

Company is fair, from a financial point of view, to Citation's stockholders, the Special Committee has recommended that the Board of Directors approve the merger agreement as amended. For the same reasons, the Board of Directors
(a) determined that the merger agreement, the amendments to the merger agreement and the transactions contemplated thereby, including the merger, are fair to, advisable and in the best interests of the stockholders of Citation, and (b) recommended that Citation's stockholders adopt the merger agreement, as amended, and not elect to retain any Citation common stock in the merger. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT, AS AMENDED, AND THAT YOU NOT ELECT TO RETAIN ANY CITATION COMMON STOCK, AND INSTEAD ELECT TO RECEIVE CASH IN THE MERGER.

Reasons for the Board of Directors' Recommendation that Stockholders Not Elect to Retain Common Stock in the Merger

   The Board of Directors of Citation determined to recommend that stockholders not elect to retain common stock and instead receive all cash for all of their shares based on a number of factors, including:

  . the Citation common stock will not be listed on Nasdaq, any other securities exchange or any over the counter market after the merger; accordingly, there will be no public market for any retained shares of Citation common stock;

  . the fact that Kelso & Company has stated its intention to operate Citation following the merger as a private company. Examples of this include:

    . the cash fee of approximately $8.5 million that we understand Kelso & Company will cause Citation to pay to it upon completion of the merger, and the annual monitoring fee of $850,000 we understand Kelso & Company will charge Citation for monitoring and other services it will provide. The Board of Directors believes these fees may dilute the value of a retained share of Citation common stock;

    . the option that we understand Kelso Investment Associates VI, L.P. and KEP VI, LLC, the controlling stockholders of Citation after the merger, will cause Citation to grant to them upon the completion of the merger that will allow them to purchase from Citation within one year of the merger an unlimited number of shares of common stock of Citation for a per share price equal to the lesser of $17.00 in cash or the fair market value of a share of common stock, based on an appraisal;

    . the possibility that Kelso Investment Associates VI, L.P. and KEP VI, LLC, as the controlling stockholders of Citation following the merger, will cause certain shares of Citation common stock not owned by them to be converted into the right to receive cash or take other actions to dilute, reduce or eliminate the ownership interest of minority stockholders; and

    . the fact that Kelso Investment Associates VI, L.P. and KEP VI, LLC, together with certain members of management of Citation or their affiliates, have agreed to enter into agreements among themselves and Citation, providing for, among other things, restrictions on transfer, rights of first refusal, registration rights and other matters which will affect their ownership of Citation common stock;

  . the fact that continued ownership of Citation common stock after the merger will be subject to a number of risks, as described in this proxy statement/prospectus under "Risk Factors" on page 26;

  . the fact that the commitment letter in connection with the senior subordinated increasing rate bridge financing calls for Citation to place warrants, equal to 5% of its fully diluted common stock, in an escrow account, such warrants to be used as necessary in connection with reselling or refinancing the bridge notes or loans. The issuance of common stock resulting from the exercise of these warrants would cause dilution to the post-merger holdings of Citation's stockholders; and

  . the fact that Bear Stearns advised the Board of Directors, including the Special Committee, that its opinion regarding the fairness of the merger consideration, from a financial point of view, attributed no value to the retained shares inasmuch as, in Bear Stearns' view, any value which could be attributed to the retained shares would be affected by significant discounts due to the speculative nature of the retained shares, the minority interest represented by the retained shares and the lack of marketability of such shares and, accordingly, the value of a retained share would be of less value than $17.00 in cash.

Opinion of Financial Advisor

   The Board of Directors retained Bear Stearns to act as its financial advisor and to render an opinion to the Board of Directors as to the fairness, from a financial point of view, to Citation's public stockholders of any transaction that the Board of Directors might approve. Bear Stearns is an internationally recognized investment banking firm with substantial experience in transactions similar to the merger and recapitalization and the Board of Directors retained Bear Stearns based upon its expertise and reputation, as well as its prior investment banking relationship with Citation. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   At the meeting of Citation's Board of Directors on October 12, 1999, Bear Stearns presented its analysis of the proposed transaction. At the meeting, Bear Stearns also delivered its oral opinion to the Board of Directors, subsequently confirmed in writing, to the effect that, as of that date, the merger consideration was fair, from a financial point of view, to Citation's public stockholders.

   The full text of the Bear Stearns opinion is attached as Annex B to this proxy statement/prospectus. The Bear Stearns opinion was intended solely for the benefit and use of Citation's Board of Directors in its evaluation of the merger and recapitalization transaction. Citation stockholders are urged to, and should, read the Bear Stearns opinion carefully in its entirety in conjunction with this proxy statement/prospectus for the assumptions made, matters considered and limits of the review by Bear Stearns. The Bear Stearns opinion addresses only the fairness of the merger consideration, from a financial point of view, to Citation's public stockholders and does not constitute a recommendation to the Board of Directors or to any Citation stockholder as to how to vote in connection with the transaction. The summary of the Bear Stearns opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

   In rendering its opinion, Bear Stearns, among other things:

  .  reviewed the merger agreement, as proposed to be amended;

  . reviewed Citation's audited financial statements for the fiscal years ended September 29, 1996 through September 27, 1998 and unaudited financial statements for the fiscal quarters ended December 27, 1998, March 28, 1999 and June 27, 1999;

  . reviewed certain operating and financial information, including interim financial information and projections, provided to Bear Stearns by management relating to Citation's business and prospects;

  . met with certain members of Citation's senior management to discuss its operations, historical financial statements and future prospects;

  . reviewed publicly available financial data, stock market performance data and valuation parameters of companies which Bear Stearns deemed generally comparable to Citation;

  . reviewed indications of interest, offers to purchase Citation and recapitalization proposals received by Citation from third parties other than Kelso & Company; and

  . conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

   In the course of its review, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to Bear Stearns by Citation. Bear Stearns did not assume any responsibility for the independent verification of any such information and it further relied upon the assurances of the senior management of Citation that they were unaware of any facts that would make the information provided to Bear Stearns incomplete or misleading. In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities of Citation, nor was it furnished with any appraisals. For purposes of rendering its opinion, Bear Stearns assumed, in all respects material to its analysis, that the transaction will be completed substantially in accordance with the terms set forth in the merger agreement, as amended, that the representations and warranties of each party contained in the merger agreement as amended were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement as amended and all conditions to the consummation of the transaction will be satisfied without waiver by Citation or RSJ Acquisition Co. Bear Stearns did not express any opinion as to the price or range of prices at which the Citation common stock may trade following completion of the merger. Bear Stearns noted that subsequent to the public announcement of the unsuccessful placement of senior subordinated notes, no third party had emerged expressing interest in pursuing an alternative transaction with Citation. The Bear Stearns opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of October 12, 1999.

   The following is a brief summary of the material financial analyses reviewed by Bear Stearns in connection with rendering its opinion to the Board of Directors.

   Stock Trading History. Bear Stearns reviewed the historical market prices of Citation common stock during the 12-month period prior to the date of the Bear Stearns opinion. Bear Stearns observed that the per share cash consideration to be received by Citation's public stockholders (assuming they elected to receive all cash) in connection with the merger represented the following premiums to selected closing prices of Citation common stock at various times during the period from 12 months preceding the announcement of the original transaction and the date of the Bear Stearns opinion:

                                                                    Premium of
                                                                       Total
                                                                   Consideration
                                                            Price    ($17.00)
                                                            ------ -------------
Market Price on 6/23/99.................................... $14.38      18.3%
52-Week High (9/27/99)..................................... $17.31      (1.8%)
52-Week Low (10/16/98)..................................... $ 7.50     126.7%
20-Day Trailing Average(1)................................. $14.81      14.8%
3-Month Trailing Average(1)................................ $12.69      34.0%
6-Month Trailing Average(1)................................ $11.95      42.3%
1-Year Trailing Average(1)................................. $12.35      37.7%

--------
(1) Periods leading up to June 23, 1999.

   Comparable Companies Analysis. Bear Stearns reviewed and compared the financial and stock market performance of Citation to the financial and stock market performance of certain publicly traded companies in the casting and forging industries that Bear Stearns believed were generally comparable to Citation. These companies included Amcast Industrial Corp., Hayes Lemmerz International, Inc., Intermet Corp. and Precision Castparts Corp. For each of the comparable companies, Bear Stearns reviewed certain publicly available financial data, valuation statistics, financial ratios, published earnings estimates for 1999 and 2000 and stock market information. Bear Stearns calculated the ratios of the comparable companies' stock prices as of October 7, 1999 to their respective earnings per share ("P/E") during the last 12-month period ("LTM") and projected 1999 and 2000 earnings per share, and also calculated the ratio of the comparable companies' enterprise values (i.e., equity value plus debt less cash and cash equivalents) ("EV") as of October 7, 1999 to their respective LTM and projected 1999 earnings before interest, taxes, depreciation and amortization

("EBITDA"). Bear Stearns observed that the proposed transaction consideration implied valuation multiples that exceeded most of the trading multiples of the comparable companies:

                              Stock Price  LTM  FY1999 FY2000 EV / LTM EV / 1999
                               (10/7/99)   P/E   P/E    P/E    EBITDA   EBITDA
                              ----------- ----- ------ ------ -------- ---------
Amcast.......................   $13.19    10.7x  7.9x   6.7x    4.5x     3.2x
Hayes-Lemmerz................   $23.88    10.2x  9.7x   7.7x    5.5x     5.2x
Intermet.....................   $ 9.25     5.5x  5.9x   4.6x    3.7x     3.0x
Precision Castparts..........   $30.69     6.9x  7.5x   6.7x    4.7x     4.8x
Harmonic Mean................              8.0x  8.1x   6.2x    4.6x     3.8x
Transaction Consideration....   $17.00    21.7x 17.3x  11.3x    6.5x     6.1x

   Bear Stearns chose the comparable companies because they have general business, operating and financial characteristics similar to those of Citation. However, Bear Stearns noted that no company used in the foregoing analysis is identical to Citation. Accordingly, Bear Stearns did not rely solely on the mathematical results of the analysis, but also made qualitative judgments concerning differences in financial and operating characteristics of Citation and the comparable companies that could affect the values of each.

   Comparable Acquisitions Analysis. Bear Stearns reviewed and analyzed certain publicly available financial information related to 16 merger and acquisition transactions pending or completed during the previous four years that it deemed generally comparable to the proposed merger and recapitalization. These transactions included the following (acquired company / acquiring company):
Precision Castparts Corp. / Wyman-Gordon Company; J.L. French Automotive Castings Inc. / Onex Corp.; Groupe Valfond / UBS Capital; CMI International Inc. / Hayes-Lemmerz International, Inc.; David Brown Group plc/ Textron, Inc.; Eaton Corp. (Suspension Division) / Oxford Automotive Inc.; Triplex Lloyd plc / Doncasters plc; Accuride Corp. (Phelps Dodge Corp.) / Kohlberg, Kravis, Roberts; Neenah Corp. / Citicorp Venture Capital Ltd.; Howell Industries Inc. / Oxford Automotive Inc.; A.O. Smith Corp. (Automotive Unit) / Tower Automotive, Inc.; Lemmerz Holdings, Inc. / Hayes Wheels International, Inc.; Sudbury, Inc. / Intermet Corp.; Varity Corp. / Lucas Industries plc; Hayes Wheels International, Inc. / Motor Wheel Corp.; and Doehler-Jarvis, Inc. / Harvard Industries, Inc. For each of these transactions, Bear Stearns calculated certain valuation statistics including the ratio of EV to LTM EBITDA, the ratio of EV to LTM earnings before interest and taxes ("EBIT") and the ratio of equity value to LTM net income. Bear Stearns observed that the transaction consideration implied valuation multiples that compared favorably to the comparable transactions:

                                                                      EQUITY
                                                  EV / LTM EV / LTM VALUE / LTM
                                                   EBITDA    EBIT   Net Income
                                                  -------- -------- -----------
   Harmonic Mean of Comparable Transactions......   6.9x    11.6x      18.0x
   High of Comparable Transactions...............   9.3x    16.6x      33.6x
   Low of Comparable Transactions................   5.0x     6.8x      10.7x
   Transaction Consideration.....................   6.5x    12.6x      21.4x

   Bear Stearns noted that no transaction used in the foregoing analysis is identical to the proposed merger and recapitalization transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves a number of considerations and judgments concerning differences in financial and operating characteristics of the companies and the comparable transactions and other factors that could affect the value of the companies or transactions to which Citation or the merger and recapitalization are being compared.

   Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis of Citation based upon the following financial projections prepared by Citation's management for the fiscal years ending September 2000 through September 2003: the projections shared by management of Citation with prospective lenders and investors involved in the transaction financing and a downturn sensitivity case that uses more conservative assumptions regarding Citation's growth. The latest management projections assume that annual automotive production remain at current levels, which are significantly higher than the historical average, and that Citation's industrial end-markets begin to recover in fiscal 2000 after contracting significantly in fiscal 1999. In addition, the projections envision sales growth that exceeds the projected growth of Citation's end-markets, as well as increases in operating margins due to anticipated productivity improvements. The downturn sensitivity case projections address the historical cyclicality of Citation's end-markets, assuming more conservative automobile and heavy truck build rates as well as a slower recovery in Citation's other industrial end-markets. Based on its understanding of Citation's end-markets and historical performance, Bear Stearns noted the downturn sensitivity case represented a realistic estimate of the likely outcome if economic conditions exhibited their historical cyclicality.

   Using a range of discount rates reflecting Bear Stearns' estimate of Citation's weighted average after-tax cost of capital, Bear Stearns calculated, for each financial case, the present value of the projected free cash flows for each of the 2000 through 2003 fiscal years and the present value of the terminal value of Citation at the end of the 2003 fiscal year. Bear Stearns calculated free cash flow for each fiscal year as tax-affected earnings before interest and taxes, plus depreciation and amortization, less capital expenditures and less incremental working capital requirements. Terminal value was computed by applying a range of assumed growth rates of free cash flow into perpetuity. The following table shows the assumed range of discount rates and perpetual growth rates used in the analysis, as well as the range of implied per share equity values for both the target case and the downturn sensitivity case:

                                                                   Range
                                                             ------------------
     Discount Rate Assumption...............................   10.0%  --   11.0%
     Perpetual Growth Rate of Free Cash Flow Assumption.....    2.5%  --    3.5%
     Implied Equity Value per Share ........................
      Latest Management Projections......................... $15.43   -- $24.02
      Downturn Sensitivity Case............................. $13.64   -- $21.63

   To calculate the aggregate net present value of the equity of Citation, Bear Stearns subtracted total debt minus cash and cash equivalents of Citation as of June 27, 1999, from the sum of the present value of the projected free cash flows and the present value of the terminal value. Based on this analysis and the assumptions set forth above, Bear Stearns calculated the implied equity value per fully diluted share of Citation common stock to be between $15.43 and $24.02 per share for the latest management projected case and between $13.64 and $21.63 per share for the downturn sensitivity case.

   Although Bear Stearns did not express an opinion as to the range of prices at which Citation common stock may trade following the merger and recapitalization, Bear Stearns noted that the retained equity would be largely illiquid because of the significantly reduced public shares outstanding and the fact that the shares will not be listed on Nasdaq, any other securities exchange or any over-the-counter market. Bear Stearns also noted that the presence of the bridge financing made the retained equity particularly unsuitable for public stockholders. Bear Stearns advised the Board that, in reaching its conclusion as to the fairness of the transaction from a financial point of view to the public stockholders, it had ascribed no value to the retained equity.

   The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Bear Stearns' opinion is therefore not necessarily susceptible to partial analysis or summary description, and taking selected portions of the analyses or of the summary described above, without considering the analysis as a whole, would, in the view of Bear Stearns, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. Bear Stearns did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support the Bear Stearns opinion. In arriving at its opinion, Bear Stearns considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those results suggested by these analyses. These analyses were prepared solely as part of the Bear Stearns analysis of the fairness, from a financial point of view, of the merger consideration to Citation's public stockholders.

   Pursuant to the terms of its engagement letter with Bear Stearns dated as of November 25, 1998, Citation paid Bear Stearns a retainer fee of $100,000 and has paid Bear Stearns additional quarterly fees of $100,000 for each period of its engagement. Citation has also paid Bear Stearns a fee of $650,000 (against which the fees previously paid are to be credited) for rendering its opinion related to the original transaction. Citation has also agreed to pay Bear Stearns a total fee equal to 0.80% of the aggregate value of the transaction, which includes the assumption of debt, capital leases and certain other liabilities. This fee, in the aggregate amount of approximately $4.8 million, against which fees previously paid are to be credited, is payable upon completion of the transaction. In addition, Citation has agreed to reimburse Bear Stearns for all out-of-pocket expenses incurred by it in connection with the transaction, including reasonable fees and disbursements of legal counsel. Citation has also agreed to indemnify Bear Stearns against certain liabilities in connection with its engagement, including certain liabilities under the federal and state securities laws.

   Bear Stearns has been previously engaged by Citation and Kelso & Company to provide certain investment banking and financial advisory services. Frank T. Nickell, President and Chief Executive Officer of Kelso & Company, is a member of the Board of Directors of The Bear Stearns Companies, Inc., parent of Bear Stearns. Subsequent to the rendering of its opinion, Bear Stearns was asked to, and will, participate in the offering of senior subordinated notes described in this proxy statement/prospectus in connection with the transaction based on its experience and knowledge of Citation from previous investment banking services provided to Citation. In the ordinary course of business, Bear Stearns may actively trade the securities of Citation for its own account and for the accounts of its customers and, accordingly, may, at any time, hold a long or short position in Citation's securities.

Certain Estimates of Future Operations and Other Information

   During the course of the solicitation process conducted by Bear Stearns as described above, and Citation's negotiations with Kelso & Company, management of Citation prepared certain nonpublic projected financial information reflecting management's estimates as to the possible future operating performance of Citation over the five fiscal years ending in September 2003. This information, which does not give effect to the merger and recapitalization, was provided to both Bear Stearns and to Kelso & Company on a confidential basis. The following table summarizes these estimates:

                                          Projected Fiscal Year(1)
                                               (in thousands)
                             --------------------------------------------------
                               1999     2000      2001       2002       2003
                             -------- -------- ---------- ---------- ----------
Net sales................... $818,300 $920,000 $1,009,900 $1,050,000 $1,088,900
Gross profit................  138,600  172,400    195,200    210,400    222,500
Selling, general &
 administrative expenses....   77,400   84,800     89,900     92,200     94,100
Operating income............   61,200   87,600    105,300    118,200    128,400

--------
(1) Citation operates on a 52- or 53-week fiscal year ending on the Sunday closest to September 30. Fiscal 1999 is a 53-week year.

   Management of Citation also prepared certain nonpublic projected financial information reflecting management's estimates as to the possible future operating performance of Citation taking into account the historical cyclicality of Citation's end markets. This scenario was based upon certain assumptions regarding a decrease in the production in automobile units in years 2001 and 2002, as well as a slower recovery in Citation's other industrial markets. The projected financial information in this scenario indicated net sales of $865.8 million, $916.0 million, $962.6 million and $1,010.9 million, respectively, and operating income of $67.2 million, $77.0 million, $84.4 million and $93.5 million, respectively, for fiscal years 2000 through 2003.

   As described above, as a result of information concerning results for the month of May 1999, management of Citation concluded that Citation would not achieve its earlier projected results of operations for fiscal years 1999 and 2000, based upon financial results for the year-to-date as well as concerns that certain sectors of the economy were not showing anticipated improvement inherent in the earlier forecast. Accordingly, in late June 1999 management revised the projections of future operating performance for those fiscal years, in light of these recent developments. Bear Stearns, Kelso & Company and prospective lenders and investors in connection with the proposed financing for the transaction were informed of the revised projections of operating performance for fiscal 1999 and fiscal 2000. These revised projections for fiscal 1999 and 2000 are summarized in the following table:

                                                              Projected Fiscal
                                                                    Year
                                                               (in thousands)
                                                              -----------------
                                                                1999     2000
                                                              -------- --------
      Net sales.............................................. $805,738 $896,851
      Gross profit...........................................  129,783  160,673
      Selling, general & administrative expenses.............   72,809   83,430
      Operating income.......................................   56,974   77,243

   Since June 1999, these projections have been subject to further review and revision by management to take into account Citation's actual results for the most recent fiscal quarter and to make certain other corrections.

   These estimates do not give effect to the merger and recapitalization and should be read in conjunction with "Risk Factors," "Unaudited Pro Forma Consolidated Financial Statements," and the other information included or incorporated by reference in this proxy statement/prospectus.

   We prepared the estimates referred to above for internal planning purposes and not with a view to public disclosure or compliance with published guidelines established by the SEC or the American Institute of Certified Public Accountants regarding projections. Readers of this proxy statement/prospectus are cautioned not to place any reliance on the forecasted financial information. We have included these estimates in this proxy statement/prospectus solely because we provided this information to Bear Stearns and to Kelso & Company in connection with discussions giving rise to the merger agreement. These estimates are based upon numerous assumptions relating to commercial acceptance of Citation's products, industry performance, general business and economic conditions, the business of Citation and other matters, all of which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Citation, Kelso & Company or RSJ Acquisition Co., and do not take into account any changes in Citation's operations or capital structure that may result from the merger. It is not possible to predict accurately whether the assumptions made in preparing the projected financial information will prove correct, and actual results of Citation may materially differ than those contained in the projections. There can be no assurance that the estimates will be realized; actual results may be higher or lower than those estimated. See "Risk Factors-- A Warning about Forward-Looking Statements." Neither Citation's auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the foregoing estimates, nor have they expressed any opinion or any other form of assurance about the information or its achievability, and assume no responsibility for, the prospective financial information. You should not regard our inclusion of these estimates as an indication that Kelso & Company, RSJ Acquisition Co., Citation or any other party considers them to be accurate predictions of future events. None of Citation, Kelso & Company or RSJ Acquisition Co. or any other party intends publicly to update or otherwise publicly revise the estimates included above even if experience or future changes make it clear that the estimates will not be realized.

Description of Voting Agreement

   In anticipation of the requirement that the stockholders of Citation must adopt the merger agreement in order for the merger to be completed, and as a condition to its executing the merger agreement, RSJ Acquisition Co. required certain family trusts and family limited liability companies affiliated with T. Morris Hackney, the Chairman of Citation, to enter into a voting agreement with RSJ Acquisition Co. The voting agreement was executed and delivered at the same time as the execution and delivery of the merger agreement and was reaffirmed by Mr. Hackney on October 12, 1999. Under the voting agreement, Mr. Hackney's affiliated entities agreed to vote 5,350,040 shares of Citation common stock, constituting approximately 29.9% of the Citation common stock outstanding, in favor of adoption of the merger agreement and against any other extraordinary corporate transactions that could impede completion of the merger. If the merger agreement terminates in accordance with its terms, the covenants and agreements in the voting agreement will also terminate at the same time, so long as Citation has paid any termination fee then due and payable in connection with the termination of the merger agreement.

   Under the voting agreement, Mr. Hackney's affiliated entities also appointed RSJ Acquisition Co., James J. Connors, II and Frank J. Loverro (both representatives of Kelso & Company) as their irrevocable proxy to vote the shares of Citation common stock covered by the voting agreement in favor of adoption of the merger agreement and certain related agreements and actions and against certain other enumerated actions or agreements. Subject to the terms and conditions of the voting agreement, all of the stockholders who are parties to that agreement have also agreed to refrain from soliciting or responding to certain inquiries or proposals regarding Citation, to restrictions on transfer of the shares covered by the voting agreement, to waive any rights of appraisal available in connection with the merger with respect to the shares and to take or refrain from taking certain other actions.

Purpose and Structure of the Merger and Recapitalization

   The purpose of the merger is for affiliates and designees of Kelso & Company to acquire a substantial majority of Citation common stock and thus control of Citation. If the merger agreement, as amended, is adopted by Citation stockholders and all other conditions to the merger are satisfied or, where permissible, waived, the merger will be completed by merging RSJ Acquisition Co., a newly formed corporation owned by affiliates and designees of Kelso & Company, with and into Citation, with Citation surviving the merger and retaining the name of Citation Corporation.

   Following the merger, existing stockholders of Citation, including some of our executive officers and their affiliates, will own approximately 7.0% of Citation and affiliates and designees of Kelso & Company will own approximately 93.0% of Citation (without giving effect to any shares issued from the exercise of warrants). The structure of the merger is known as a "leveraged recapitalization." Citation expects that it will incur substantial indebtedness to pay the cash consideration and the transaction costs and fees relating to the merger and to refinance substantially all of its existing indebtedness. It is expected the Citation will incur $495.0 million in long-term debt, consisting of $360.0 million in senior secured indebtedness (approximately $260.0 million of which will be funded at the time of the merger) and approximately $135.0 million in senior subordinated increasing rate bridge indebtedness. In addition, affiliates and designees of Kelso & Company will make an equity contribution of $240.0 million to RSJ Acquisition Co. in connection with the merger.

Certain Effects of The Merger and Recapitalization

   The principal effects on Citation resulting from the merger will be that affiliates of Kelso & Company will control it and have the power to elect all the directors, appoint new management and approve any action requiring the approvals of the holders of common stock.. We understand from Kelso & Company that it intends to operate Citation in a manner consistent with the way other leading private equity firms operate their private portfolio companies. See "Risk Factors--We Will Be Controlled By Kelso & Company After the Merger." It is expected that following the merger, Citation's business and operations will, except as described in this proxy statement/prospectus, be conducted by the surviving corporation substantially as they are currently conducted. See "Risk Factors."

   Because the number of stockholders and the number of shares of Citation common stock held by unaffiliated stockholders after the merger will be quite small, the Citation common stock will not be listed on Nasdaq, any other securities exchange or any over-the-counter market after the merger. Consequently, there will be no public trading market of any kind for Citation common stock following the merger and it will be difficult or impossible for stockholders to resell shares of common stock.

   Citation currently expects to continue to be a reporting company under the Exchange Act and to continue to file periodic reports (including annual and quarterly reports) for a limited period of time following the effective time of the merger. However, we will not be required by the Exchange Act to be a reporting company if, for example, the number of holders of our common stock falls below 300, a circumstance which we do expect to happen. If Citation were to cease to be a reporting company under the Exchange Act, the information now available to holders of Citation common stock in Citation's periodic reports would not be available to them as a matter of right. See "Risk Factors--There Will Be No Active Trading Market for the Common Stock You Will Retain in Connection with the Merger."

Merger Consideration

   At the effective time of the merger, subject to the provisions in the merger agreement, as amended, regarding shares of common stock held in treasury by Citation and shares of common stock as to which appraisal rights have been validly perfected, each share of Citation common stock (other than those shares described above) will, at the election of the holder, be converted into the right either (i) to receive in cash an amount equal to $17.00, without interest, or (ii) subject to the effects of proration and the 10,000 share minimum election requirement described elsewhere in this proxy statement/prospectus, to retain one share of Citation common stock after the merger.

   A stockholder may only elect to retain any shares of Citation common stock in the merger if that stockholder elects to retain at least 10,000 shares. Accordingly, a stockholder who owns fewer than 10,000 shares of Citation common stock on the Election Date defined below will not be eligible to retain any shares in the merger.

   The merger agreement, as amended, requires that approximately 16,822,120 shares of Citation common stock (approximately 94.1% of the presently issued and outstanding shares of Citation common stock) be converted into cash and that 1,062,619 shares of Citation common stock (approximately 5.9% of the presently issued and outstanding shares of Citation common stock) be retained by existing stockholders.

   At the insistence of, and as an accommodation to, RSJ Acquisition Co., certain stockholders of Citation have entered into or are expected to enter into Stock Election Agreements with RSJ Acquisition Co., pursuant to which these stockholders have agreed to make or are expected to make elections to retain an aggregate of 1,062,619 shares of common stock in the merger. Accordingly, stockholders who satisfy the 10,000 share minimum election requirement and who elect to retain Citation common stock will, along with the existing stockholders who have entered into the Stock Election Agreements, retain a lesser, prorated number of shares than they have elected to retain, plus cash, in order to ensure that the number of shares retained in the merger is exactly 1,062,619. See "--Description of the Stock Election Agreements" below.

   Because existing stockholders are expected to retain an aggregate of 1,062,619 shares of Citation common stock in the merger pursuant to the Stock Election Agreements, stockholders who do not elect to retain any shares should receive all cash for all of their shares in the merger.

Description of the Stock Election Agreements

   As described, certain executive officers or affiliates of executive officers of Citation entered into Stock Election Agreements with RSJ Acquisition Co. as of September 8, 1999. The Stock Election Agreement executed by Hackney One Investments, LLC was amended on October 12, 1999. In these agreements, these stockholders have irrevocably agreed that they will make an election to retain shares of common stock of Citation in connection with the merger in the following amounts:

                                                                       Retained
      Name                                                              Shares
      ----                                                             ---------
      Hackney One Investments, LLC....................................   781,619
      R. Conner Warren................................................   165,000
      Frederick F. Sommer.............................................    31,250
      Timothy L. Roberts..............................................    30,000
      John W. Lawson..................................................    24,500
                                                                       ---------
        Total......................................................... 1,032,369

   In addition to the foregoing, RSJ Acquisition Co. is engaged in discussions with other stockholders of Citation regarding an election to retain 30,250 shares.

   The Stock Election Agreements provide that the election to retain shares thereunder will be irrevocable. Each party to such an agreement has also agreed that he will not transfer any shares of common stock subject to the agreement, that he waives any rights of appraisal or right to dissent from the merger that he may have with respect to the shares subject to the agreement, and that at the effective time of the merger he will enter into the Stockholders Agreement and Registration Rights Agreement with Kelso & Company and its affiliates and designees. These agreements are described in more detail in "--Interests of Certain Persons in the Merger and Recapitalization."

   Kelso & Company has informed us that other stockholders of Citation, other than the parties to the Stock Election Agreements, who properly elect to retain shares in the merger, will also be given the opportunity after the closing of the merger to become parties to the Stockholders Agreement and the Registration Rights Agreement. See "--Rights of Stockholders After the Merger."

Stock Election

   Record holders of shares of Citation common stock will be entitled to make an election (which is hereafter referred to as a Stock Election) to retain common stock of Citation following the merger on or prior to the Election Date (as defined below in "--Election Procedures"), provided that a stockholder may only elect to retain shares of common stock of Citation in the merger if the stockholder elects to retain at least 10,000 shares of such common stock. Accordingly, a stockholder who owns fewer than 10,000 shares of Citation common stock on the Election Date will not be eligible to retain any shares of common stock in the merger.

 If More Than 1,062,619 Shares of Citation Common Stock are Elected to be Retained.

   If the aggregate number of shares subject to all Stock Elections (defined hereafter as Stock Electing Shares), including the shares subject to the Stock Election Agreements, exceeds 1,062,619, then the number of Stock Electing Shares owned by a stockholder to be converted into the right to retain Citation common stock will be determined by multiplying the total number of Stock Electing Shares of the stockholder by a ratio determined by dividing 1,062,619 by the aggregate number of Stock Electing Shares. Each Stock Electing Share that is not so converted into the right to retain common stock through the mechanism described in the preceding sentence will be converted into the right to receive $17.00 in cash, without interest, upon the completion of the merger.

 If Fewer than 1,062,619 Shares of Citation Common Stock are Elected to be Retained.

   Because certain existing stockholders of Citation have irrevocably agreed, or are expected to agree, pursuant to the Stock Election Agreements, to elect to retain an aggregate of 1,062,619 shares of Citation Common Stock, it is not likely that there will be fewer than 1,062,619 Stock Electing Shares. Accordingly, in such event the right to receive $17.00 in cash per share of Citation common stock in the merger will not be subject to proration and stockholders electing to receive cash in the merger should receive all cash for their shares. Examples of the effects of the result of the Stock Election are set forth below.

   With respect to certain risks related to continuing to hold Citation common stock after the merger, see "Risk Factors."

Example A

  Holder A owns 10,000 shares and does   Since other stockholders are
  notelect to retain any Citation        expected to retain 1,062,619 or more
  shares.                                shares in the aggregate, then Holder
                                         A will receive $170,000 in cash, or
                                         $17.00 per share for each of its
                                         10,000 shares.

Example B

  Holder B owns 10,000 shares and        Since the stockholders who are
  elects to retain 10,000 Citation       parties to the Stock Election
  shares                                 Agreements are expected to make
                                         elections to retain 1,062,619 shares
                                         in the aggregate, then all stock
                                         electing stockholders, including
                                         Holder B, will have elected to
                                         retain more than 1,062,619 shares in
                                         the aggregate. Accordingly, the
                                         number of shares to be retained by
                                         stockholders must be reduced to
                                         1,062,619. Holder B will not be able
                                         to retain all of its shares and will
                                         be required to receive some cash.

                                         For example, if stockholders elected
                                         to retain 1,500,000 shares in the
                                         aggregate, then each holder electing
                                         to retain shares, including Holder
                                         B, would be able to retain only
                                         approximately 71% of the shares he
                                         or she elected to retain in order to
                                         reduce the number of shares of the
                                         surviving corporation issued to
                                         current Citation stockholders to
                                         1,500,000. Therefore, Holder B would
                                         be able to retain only 7,100 shares
                                         and would receive $49,300 in cash
                                         (2,900 shares at $17.00 per share).

Example C

  Holder C owns 15,000 shares and        Since the stockholders who are
  elects to retain 10,000 shares and     parties to the Stock Election
  convert 5,000 shares into cash         Agreements are expected to make
                                         elections to retain 1,062,619 shares
                                         in the aggregate, then all stock
                                         electing stockholders, including
                                         Holder C, will have elected to
                                         retain more than 1,062,619 shares in
                                         the aggregate. Accordingly, Holder C
                                         will not be able to retain all
                                         10,000 shares.

                                         For example, if stockholders elected
                                         to retain 1,500,000 shares in the
                                         aggregate, then each holder,
                                         including Holder C, would be able to
                                         retain only approximately 71% of the
                                         shares he or she elected to retain
                                         in order to reduce the number of
                                         issued shares to 1,062,619.
                                         Therefore, Holder C would be able to
                                         retain only 7,100 shares and would
                                         receive $134,300 in cash (7,900
                                         shares at $17.00 per share).

Election Procedures

   Under separate cover from this proxy statement/prospectus, Citation is mailing a form for making an election to retain shares of Citation common stock to stockholders of record of Citation common stock. For a Form of Election to be effective, you must properly complete the Form of Election, the Form of Election must relate to at least 10,000 shares of Citation common stock and the Form of Election, together with all certificates for shares of Citation common stock you hold, duly endorsed for transfer on the books of Citation (or by appropriate guarantee of delivery as set forth in the Form of Election), must be received by The Bank of New York, Citation's exchange agent, at one of the addresses listed on the Form of Election and not withdrawn, by 5:00 p.m., New York City time, on the day which is five business days before the reconvened special meeting (the "Election Date"), unless extended. The exchange agent will determine whether elections to retain shares have been properly made or revoked, and its determinations will be binding. Any Form of Election that relates to fewer than 10,000 shares of Citation common stock shall be deemed to be null and void.

   A stockholder may revoke an election by sending notice of revocation to the exchange agent prior to 5:00 p.m., New York City time, on the Election Date, unless that date is extended by notice. All elections will be automatically revoked if the merger agreement is terminated.

   Only holders of Citation common stock who want to elect to retain shares of Citation common stock in connection with the merger are required to send stock certificates with their Form of Election. Stockholders who do not want to elect to retain shares of Citation common stock in connection with the merger should not submit the Form of Election.

Conversion of Shares; Procedures for Exchange of Certificates

   The conversion of shares of Citation common stock into the right to receive cash or the right to retain shares of Citation common stock following the merger will occur at the effective time of the merger. As soon as practicable after the effective time of the merger, The Bank of New York, Citation's exchange agent, will send a letter of transmittal to each holder of Citation common stock (other than holders of Citation common stock who will retain shares of Citation common stock in connection with the merger and who have properly submitted forms of election and stock certificates to the exchange agent). The letter of transmittal will contain instructions with respect to the surrender of certificates representing shares of Citation common stock in exchange for cash and, if proration is required, certificates representing shares of Citation common stock to be issued in connection with the merger, or the amount of cash in lieu of any fractional interest in a share of Citation common stock, if applicable.

   Except for stock certificates surrendered with a Form of Election as described above under "--Election Procedures," you should not forward stock certificates to the exchange agent until you have received the letter of transmittal.

   As soon as practicable after the effective time of the merger and once you surrender your outstanding certificates formerly representing shares of Citation common stock to the exchange agent and the exchange agent accepts those certificates, you will be entitled to receive the cash merger consideration, and the number of full shares of Citation common stock and cash in lieu of fractional shares which you are entitled to receive under the merger agreement. The exchange agent will accept certificates upon compliance with such reasonable terms and conditions as the exchange agent may impose to cause an orderly exchange in accordance with normal exchange practices. After the effective time of the merger, there will be no further transfer on the records of Citation or its transfer agent of certificates representing shares of stock which have been converted in connection with the merger. If certificates are presented to Citation for transfer, they will be cancelled against delivery of cash, and if appropriate, certificates for shares of Citation common stock. Until surrendered as contemplated by the merger agreement, each certificate for shares of Citation common stock will be deemed at any time after the effective time of the merger to represent only the right to receive upon surrender the consideration provided under the merger agreement. No interest will be paid or will accrue on any cash payable as consideration in connection with the merger or in lieu of any fractional shares of Citation common stock.

   After the effective time of the merger, no dividends or other distributions with a record date after the effective time of the merger will be paid to the holder of any unsurrendered certificate for shares of Citation common stock and no cash payment in lieu of fractional shares will be paid to the holder under the merger agreement until the surrender of the certificate in accordance with the merger agreement.

   Subject to the effect of applicable laws, following surrender of any certificate, the exchange agent will pay to the holder of the certificate representing whole shares of Citation common stock issued in respect of surrendered certificates, without interest (1) at the time of surrender, the amount of any cash payable in lieu of a fractional share of Citation common stock to which the holder is entitled under the merger agreement and the proportionate amount of dividends or other distributions, if any, with a record date after the effective time of the merger paid with respect to whole shares of Citation common stock, and (2) at the appropriate payment date, the proportionate amount of dividends or other distributions, if any, with a record date after the effective time of the merger but before surrender and a payment date after surrender payable with respect to the whole shares of Citation common stock.

Fractional Shares

   Fractional shares of Citation common stock will not be issued in connection with the merger. Each Citation stockholder who would otherwise be entitled to retain a fraction of a share of Citation common stock will receive, in lieu of a fractional share, a cash payment, without interest, in an amount equal to the product of the fraction multiplied by $17.00.

Federal Income Tax Consequences

   In the opinion of Ritchie & Rediker, L.L.C. the following are, under current applicable law, the material United States federal income tax consequences of the merger to stockholders of Citation who receive cash, shares of Citation common stock or a combination of the foregoing in connection with the merger.

   The following discussion deals only with stockholders that hold shares of Citation's common stock as capital assets (generally, property held for investment). The discussion does not address all aspects of United States federal income taxation that may be relevant to particular stockholders in light of their personal circumstances or to certain types of stockholders subject to special treatment under the United States federal income tax laws (including certain financial institutions, broker dealers, insurance companies, tax-exempt organizations, foreign persons and persons acquiring shares of Citation's common stock upon the exercise of employee stock options or otherwise as compensation). In addition, the discussion does not address any state, local or foreign tax consequences of any aspect of the merger. The discussion is based upon the Internal Revenue Code of 1986 (the "Code"), applicable Treasury regulations promulgated thereunder, judicial decisions and current administrative pronouncements, all as in effect as of the date hereof and which are subject to change at any time, potentially with retroactive effect. No ruling from the Internal Revenue Service will be applied for with respect to the United States federal income tax consequences discussed in this section and, accordingly, there can be no assurance that the Internal Revenue Service will agree with these conclusions. All stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the merger, including the applicability and effect of any foreign, state, local or other tax laws.

   Characterization of the Merger

   For the United States federal income tax purposes, both RSJ Acquisition Co. and the merger will be disregarded as transitory, with the result that stockholders will be deemed to have sold a portion of their Citation common stock to affiliates of Kelso & Company (i.e., a sale transaction) and to have had redeemed a portion of their Citation common stock by Citation (i.e., a redemption transaction). Citation intends to take the position that, for each tendering stockholder, the portion of the Citation common stock disposed of in the merger that is allocable to the sale to affiliates of Kelso & Company is the percentage equivalent of a fraction the numerator of which is the amount of equity contributed to RSJ Acquisition Co. by affiliates of Kelso & Company in exchange for capital stock of RSJ Acquisition Co., and the denominator of which is the aggregate amount of cash paid to stockholders pursuant to the merger. The remainder of the stockholder's Citation common stock disposed of in the merger will be treated as having been redeemed by Citation. The Internal Revenue Service could, however, adopt a different allocation approach. See "-- Stockholders Receiving Cash" below for a discussion of the consequences of cash being deemed paid in redemption of Citation common stock.

   Tax Consequences to Stockholders on Receipt of Consideration

   The following discussion assumes that Citation common stock is held as a capital asset. A holding period of more than one year is required for long-term capital gain or loss treatment. As described more fully below, the United States federal income tax consequences of the merger with respect to a particular stockholder will depend upon, among other things, (a) whether the stockholder received any cash proceeds pursuant to the merger, (b) the extent to which a stockholder will be treated as transferring Citation common stock to affiliates of Kelso & Company (in a sale transaction) and to Citation (in a redemption transaction) and (c) whether the redemption of a stockholder's Citation common stock by Citation will qualify as a sale or exchange under
Section 302 of the Code.

   Stockholders Receiving Cash. To the extent that a stockholder is considered to have sold Citation common stock to affiliates of Kelso & Company, the stockholder will recognize capital gain or loss equal to the difference between the amount realized on the deemed sale (i.e., the cash proceeds properly allocated thereto) and the stockholder's adjusted tax basis in Citation common stock. To the extent that a stockholder is considered to have transferred Citation common stock to Citation in a redemption transaction, the stockholder also will recognize capital gain or loss equal to the difference between the cash proceeds allocable to the deemed redemption and the stockholder's adjusted tax basis in Citation common stock, provided that the redemption is treated as a sale or exchange under Section 302 of the Code with respect to the stockholder.

   Under Section 302 of the Code, a redemption of Citation common stock pursuant to the merger will generally be treated as a sale or exchange if the redemption (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in Citation or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. In determining whether any of these Section 302 tests is satisfied, stockholders must take into account both Citation common stock that they actually own and Citation common stock that they are deemed to own under the constructive ownership rules set forth in Section 318 of the Code. Under those rules, a stockholder is treated as owning Citation common stock that is owned by certain related individuals or entities and Citation common stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

   The deemed redemption of a stockholder's Citation common stock in the merger will be "substantially disproportionate" with respect to the stockholder if, among other things, the percentage of Citation common stock actually and constructively owned by the stockholder immediately following the merger is less than 80% of the percentage of Citation common stock actually and constructively owned by the stockholder immediately prior to the merger. Additionally, the redemption of a stockholder's Citation common stock will not be"substantially disproportionate" with respect to the stockholder unless, after the merger, the stockholder owns less than 50% of the total combined voting power of all classes of stock entitled to vote in Citation. Stockholders are urged to consult their own tax advisors with respect to the application of the"substantially disproportionate" test to their particular facts and circumstances.

   The redemption of a stockholder's Citation common stock will result in a"complete redemption" of a stockholder's interest in Citation if either (a) all the Citation common stock actually and constructively owned by the stockholder is redeemed (or deemed sold) pursuant to the merger or (b) all Citation common stock actually owned by the stockholder is redeemed (or deemed sold) pursuant to the merger and the stockholder is eligible to waive, and does effectively waive in accordance with Section 302(c) of the Code, attribution of all Citation common stock which otherwise would be considered to be constructively owned by the stockholder.

   Even if the redemption of a stockholder's Citation common stock fails to satisfy the "substantially disproportionate" test and the "complete redemption" test described above, the redemption of a stockholder's Citation common stock may nevertheless satisfy the "not essentially equivalent to a dividend" test if the merger results in a "meaningful reduction" in the stockholder's proportionate equity interest in Citation. Whether the receipt of cash by a stockholder will be considered "not essentially equivalent to a dividend" will depend upon the stockholder's facts and circumstances. In certain circumstances, even a small reduction in a stockholder's proportionate equity interest may satisfy this test. For example, the Internal Revenue Service has indicated in a published ruling that a 3.3% reduction in the proportionate equity interest of a small (substantially less than 1%) stockholder in a publicly held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders are urged to consult with their own tax advisors as to the application of this test.

   A tendering stockholder may not be able to satisfy one of the above tests because of the retention (by election or proration) or the contemporaneous acquisition of Citation common stock by the stockholder or a related party whose Citation common stock would be attributed to the stockholder under
Section 318 of the Code. Stockholders are urged to consult their own tax advisors regarding the tax consequences of retention or acquisitions in their particular circumstances.

   If a stockholder cannot satisfy any of the three tests described above, then to the extent Citation has sufficient current and/or accumulated earnings and profits, the stockholder will be treated as having received a dividend which will be includible in gross income (and treated as ordinary income) in an amount equal to the cash received (without regard to gain or loss, if any). In that case, in general, the basis of the Citation common stock tendered by the stockholder will be allocated to the adjusted basis of the Citation common stock retained by the stockholder. In the case of a corporate stockholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the Citation common stock or if the Citation common stock is treated as "debt financed portfolio stock" within the meaning of Section 246A(c) of the Code. Additionally, if a dividends-received deduction is available, the dividend may be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case a corporate stockholder's adjusted tax basis in Citation common stock retained by the stockholder would be reduced, but not below zero, by the amount of the non-taxed portion of the dividend. If the non-taxed portion of the dividend exceeds the basis, the excess will be treated as gain from the sale or exchange of the Citation common stock for the taxable year in which the extraordinary dividend is received. Corporate stockholders are urged to consult their own tax advisors as to the effect of Section 1059 of the Code on the adjusted tax basis of their Citation common stock.

   Stockholders Retaining Citation Common Stock and Receiving No Cash. The merger will have no United States federal income tax consequences for stockholders who retain their Citation common stock and receive no cash. Accordingly, a stockholder will not recognize any gain or loss on Citation common stock retained by the stockholder, and the stockholder's holding period for and basis in the Citation common stock will not change.

   Stockholders Retaining a Portion of Their Citation Common Stock and Receiving Cash. To the extent that a stockholder chooses to exchange a portion of its Citation common stock for cash, or to the extent a stockholder is prorated into receiving cash in exchange for a portion of its Citation common stock, the tax treatment of the stockholder's receipt of cash will be the same as set forth above under "--Stockholders Receiving Cash." As described above under "--Stockholders Retaining Citation Common Stock and Receiving No Cash," the merger will have no tax consequences to a stockholder (and, thus, a stockholder will not recognize any gain or loss as a result of the merger), to the extent the stockholder elects to retain, or is prorated into retaining, Citation common stock. However, as described more fully above under "-- Stockholders Receiving Cash," a stockholder's retention of Citation common stock may, under certain circumstances, cause the redemption portion of the cash received by the stockholder to be treated as a dividend for United States federal income tax purposes.

   Foreign Citation Common Stockholders--Withholding.

   A foreign stockholder is any stockholder who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership, a foreign estate or a foreign trust, as those terms are defined in the Code (a "Foreign Stockholder"). In the case of any Foreign Stockholder, the exchange agent will withhold 30% of the amount paid to redeem the Citation common stock of the stockholder in order to satisfy certain United States withholding requirements, unless the Foreign Stockholder proves in a manner satisfactory to Citation and the exchange agent that either (i) the redemption of its Citation common stock pursuant to the merger will qualify as a sale or exchange under Section 302 of the Code, rather than as a dividend for United States federal income tax purposes, in which case no withholding will be required, (ii) the Foreign Stockholder is eligible for a reduced tax treaty rate with respect to dividend income, in which case the exchange agent will withhold at the reduced treaty rate or (iii) no United States withholding is otherwise required. Foreign Stockholders are urged to consult their own tax advisers regarding the application to them of these withholding rules and other tax consequences of the merger to them.

   Backup Withholding

   Payments in connection with the merger may be subject to "backup withholding" at a rate of 31%, unless a holder of shares (a) is a corporation or falls within certain exempt categories and, when required, demonstrates this fact or (b) provides a correct tax identification number ("TIN") to the payor, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the stockholder's United States federal income tax liability. Each stockholder is urged to consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining an exemption. Stockholders may prevent backup withholding by completing a Substitute Form W-9 or, in the case of Foreign Stockholders, a Form W-8, and submitting it to the exchange agent along with the letter of transmittal.

Financing of the Merger and Recapitalization

   General

   To complete the transactions contemplated by the merger agreement and to pay all related fees and expenses, Citation will require approximately $635.2 million. Citation expects to obtain these funds through a combination of:

  .  approximately $0.2 million in existing cash;

  . $240.0 million in proceeds from the equity contribution to RSJ Acquisition Co. to be made by affiliates and designees of Kelso & Company;

  . borrowings by Citation of up to $260.0 million under new senior secured credit facilities; and

  . proceeds of up to $135.0 million from senior subordinated increasing rate bridge financing.

   The following table illustrates approximate sources and uses of funds needed to complete the transactions contemplated by the merger agreement, assuming the transaction was completed on June 27, 1999. The actual amounts of sources and uses of funds may differ at the closing of the merger. RSJ Acquisition Co. has represented in the merger agreement that the aggregate proceeds from these sources of financing will be sufficient to pay the cash portion of the merger consideration, repay the existing indebtedness of Citation and its subsidiaries (excluding any indebtedness the parties agree shall not be repaid) and pay all fees and expenses of RSJ Acquisition Co. related to the recapitalization transactions.


                                                               Source of Funds
                                                               ---------------
                                                               (in thousands)
      Existing cash...........................................    $    161
      Senior secured term loans...............................     260,000(/1/)
      Senior subordinated bridge financing ...................     135,000
      Equity contribution.....................................     240,000
                                                                  --------
      Total Sources of Funds..................................    $635,161
                                                                  ========

                                                                Use of Funds
                                                               ---------------
                                                               (in thousands)
      Payment of cash consideration in the merger.............    $285,857
      Cancellation of outstanding options and payment of
       deferred compensation..................................       4,288
      Repayment of outstanding indebtedness...................     311,184
      Accrued interest........................................       2,107
      Estimated fees and expenses.............................      31,725
                                                                  --------
      Total Uses of Funds.....................................    $635,161
                                                                  ========

--------
(1) Citation will have $100.0 million available for borrowings under the senior secured revolving facility.

 Equity Contribution

   The merger agreement contemplates that Kelso & Company will contribute or cause to be contributed to RSJ Acquisition Co. the equity financing required to complete the merger. In connection with entering into the merger agreement, in June 1999, RSJ Acquisition Co. and Citation received a letter from Kelso & Company undertaking to provide or cause to be provided $190.0 million in equity required for the merger and recapitalization. In connection with Amendment No. 2 to the merger agreement in October 1999, RSJ Acquisition Co. and Citation received a revised letter from Kelso & Company undertaking to provide or cause to be provided $240.0 million in equity.

 Term Loan Facilities and Revolving Facility

   We expect to enter into a credit agreement with The Chase Manhattan Bank, as administrative agent and collateral agent, DLJ Capital Funding Inc., as documentation agent, and First Union National Bank, as syndication agent, and the lenders named therein that will provide for senior credit facilities consisting of term loans of up to $260.0 million and a revolving credit facility of $100.0 million. The following is a summary description of the principal anticipated terms of our senior credit facilities and is subject to and qualified in its entirety by reference to the terms of a definitive credit agreement, when negotiated and executed.

   Structure. Loans under the credit agreement will consist of (i) Tranche A term loans in the amount of $50.0 million; (ii) Tranche B term loans in the amount of $210.0 million; and (iii) a revolving credit facility in the amount of $100.0 million (which will be available, in part, for letters of credit and in the form of swingline loans). The term loans and the revolving credit facility comprise our senior credit facilities. We will use the term loans to provide a portion of the funds necessary to complete the merger and the recapitalization and repay certain existing indebtedness. We will use the revolving credit facility for general corporate purposes including permitted acquisitions.

   Guarantees and Security. Our obligations under our senior credit facilities will be guaranteed by each of our existing and subsequently acquired or organized domestic subsidiaries. In addition, our senior credit facilities and the guarantees will be secured by substantially all of our assets and all of the assets of the guarantors. This collateral will include (i) a first priority pledge of all the capital stock we, or any of our domestic subsidiaries hold in any existing and subsequently acquired or organized subsidiary (which pledge, in the case of any foreign subsidiary, will be limited to 65% of capital stock of such foreign subsidiary) and (ii) a perfected first priority security interest in, and mortgage on, substantially all the tangible and intangible assets of Citation and of the guarantors (including accounts receivable, inventory, equipment, intellectual property, general intangibles, real property, cash and cash accounts and proceeds of the foregoing), in each case subject to certain limited exceptions. The credit agreement will provide for the release of guarantees under certain limited circumstances.

   Availability. The availability of our senior credit facilities will be subject to various conditions precedent typical of bank loans including, among other things, the absence of any material adverse change in our business. The full amount of the term loans must be drawn in a single drawing at the closing of the merger. Amounts repaid or prepaid under the term loans may not be reborrowed. Amounts under the revolving credit facility will be available on a revolving basis.

   Amortization, Interest. The Tranche A term loans will be repayable in quarterly principal payments in amounts to be agreed, commencing on the closing date of the credit agreement, with the balance payable at maturity. The final maturity of the Tranche A term loans will be the date that is six years after the closing date. The Tranche A term loans will bear interest at a rate per annum equal to (at our option): (i) an adjusted London interbank offered rate ("Adjusted LIBOR") plus 2.50% or (ii) a rate equal to the greater of the administrative agent's prime rate, a certificate of deposit rate plus 1% and the Federal Funds effective rate plus of 1% (the "Alternate Base Rate") plus 1.50%, in each case subject to certain reductions based on our financial performance. The Tranche B term loans will be repayable in nominal quarterly principal payments over six years, commencing on the closing date, and repayable in amounts to be agreed, commencing on the sixth anniversary of the closing date with the balance of the Tranche B term loans payable at maturity. The final maturity of the Tranche B term loans will be the date that is eight years after the Closing Date. The Tranche B term loans will bear interest at a rate per annum equal to (at our option): (i) Adjusted LIBOR plus 3.00% or
(ii) the Alternate Base Rate plus 2.00%. The Revolving Credit Facility will be a six year facility and outstanding balances thereunder will bear interest at a rate per annum equal (at our option) to (i) Adjusted LIBOR plus 2.50% or (ii) the Alternate Base Rate plus 1.50%, in each case subject to certain reductions based on our financial performance. Amounts under our senior credit facilities not paid when due will bear interest at a default rate equal to 2.0% above the otherwise applicable rate.

   Prepayments. Our senior credit facilities will permit us to prepay loans and to permanently reduce revolving credit commitments, in whole or in part, at any time. In addition, we will be required to make mandatory prepayments of term loans, subject to exceptions to be specified in the credit agreement, in amounts equal to (i) 50% of excess cash flow (as specified in the credit agreement); (ii) 100% of the net cash proceeds of certain dispositions of assets or issuances of debt of Citation or any of our subsidiaries; and (iii) 50% of the net cash proceeds of issuances of equity of Citation or any of our subsidiaries. Mandatory and optional prepayments will be allocated pro rata between the Tranche A term loans and Tranche B term loans, as applicable, and within each tranche, applied pro rata to the remaining amortization payments under such tranche, except that, if Tranche A term loans are outstanding, the lenders participating in the Tranche B term loans will have the right to refuse mandatory prepayments, in which case such prepayments will be applied to the Tranche A term loans. Any prepayment of Adjusted LIBOR loans other than at the end of an interest period will be subject to reimbursement of breakage costs.

   Fees. We will be required to pay the lenders a commitment fee equal to of 1% per annum on the undrawn portion of the unused commitments, subject to reductions based upon our financial performance. We will also be required to pay (i) a commission on the face amount of all outstanding letters of credit equal to the applicable margin then in effect for Adjusted LIBOR loans under the revolving credit facility, (ii) a fronting fee in the amount of 0.25% per annum on each letter of credit to the issuing bank on a quarterly basis, (iii) annual administration fees and (iv) agent, arrangement and other similar fees.

   Covenants; Events of Default. Our senior credit facilities will contain covenants that, among other things, restrict our ability and the ability of our subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay certain indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change our business, make capital expenditures, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under our senior credit facilities, we will be required to comply with specified financial ratios, including minimum interest coverage ratios and maximum leverage ratios.

   Our senior credit facilities will also contain provisions that will prohibit any modification of the indenture. Our senior credit facilities will also contain customary representations and warranties, affirmative covenants and events of default, including cross default, material judgments and change in control.

  Senior Subordinated Increasing Rate Bridge Financing

   In connection with the merger, Citation expects to raise approximately $135.0 million consisting of (i) the issuance of senior subordinated increasing rate bridge notes (the "Notes") to an affiliate of DLJ Bridge Finance, Inc. ("DLJ Bridge") and First Union Investors, Inc. ("FUI") in a private placement in an aggregate principal amount of approximately $101,250,000 and (ii) a borrowing from The Chase Manhattan Bank ("Chase" and, collectively with DLJ Bridge and FUI, the "Bridge Parties") in the principal amount of $33,750,000 (the "Loan" and, collectively with the Notes, the "Obligations"). Citation expects that the Obligations will be general unsecured obligations of Citation, junior to all existing and future permitted senior indebtedness of Citation and equal in right of payment to all other existing and future senior subordinated indebtedness of Citation. The terms and conditions of the commitment letter received by Citation and RSJ Acquisition Co. from the Bridge Parties on October 12, 1999 provide that the interest rate on the Obligations for the first three months following the issuance of the Notes and the making of the Loan will be the greatest of each of 13.0% and each of the rates set forth in clauses (i) through (iii) of the next sentence on such Funding Date (the "Initial Rate"). Thereafter, the interest rate shall be payable at the greatest of the following as determined at the beginning of each subsequent three month period: (i) the prime rate (as defined below) plus 4.75%, increasing by an additional .5% at the end of each three month period subsequent to the Funding Date for so long as the Notes are outstanding; (ii) the Treasury Rate (as defined below) plus 6.95%, increasing by an additional .5% basis points at the end of each three month period subsequent to the Funding Date for so long as the Notes are outstanding; (iii) the DLJ High Yield Index Rate plus .98%, increasing by an additional .5% at the end of each three month period subsequent to the Funding Date for so long as the Notes are outstanding; and
(iv) an amount equal to the Initial Rate plus the product of .5% times the number of complete three month periods that have elapsed since the Funding Date. The interest rates on the notes may not exceed 17% per annum. Interest will be paid quarterly. For purposes of this section, the "prime rate" means the prime or reference rate as announced from time to time by the Bank of New York and the "Treasury Rate" means the rate applicable to the most recent auction of direct obligations of the United States having a maturity of ten years, as published by the Board of Governors of the Federal Rate System.

   The Obligations will mature on the first anniversary of the closing of the merger, but may be extended under certain conditions until the date which is six months after the date of the original final stated maturity of our senior credit facilities as in evidence as of the closing date. The Obligations may be redeemed or repaid in whole or in part by Citation at any time, for an amount equal to the outstanding principal amount of the

Obligations plus, in certain circumstances, 3% of the principal amount of Obligations to be redeemed or repaid, and will be subject to mandatory redemption at the same price upon the issuance of debt or equity securities by Citation or upon the sale of assets, subject to certain exceptions to be agreed upon. In the event the Obligations remain outstanding following the later to occur of the first anniversary of the closing and the Bridge Parties' submission to Citation of a proposal to refinance the Obligations, on financial and other terms and conditions no less favorable to Citation than those generally available at such time in the U.S. Capital Markets to comparable issuers (such earlier date being referred to herein as the "Fixed Rate Sale Date"), then Citation must pay the Bridge Parties a cash duration fee equal to 3% of the principal amount of the Obligations then outstanding. The Bridge Parties have the right to sell, transfer or assign the Obligations at any time, subject to legal restrictions. In addition, following the Fixed Rate Sale Date, the Obligations may be sold, transferred or assigned on a fixed rate basis, with an interest rate of no greater than 17% per annum. After the first anniversary of the Obligations, the holders of the Obligations will also have certain registration rights.

   The definitive documents for the bridge financing will contain covenants and events of default that are usual and customary for transactions of this nature, including covenants and events of default that are substantially similar to the negative and affirmative covenants and events of default to be included in our senior credit facility, as the same may be amended from time to time. After the Fixed Rate Sale Date, the affirmative and negative covenants will, subject to the satisfaction of certain conditions, be replaced with public high yield bond-style covenants.

   The commitment letter also provides that on the closing date, Citation will place warrants, equal to 5% of its fully diluted common stock, in an escrow account, such warrants to be used in connection with selling, transferring, assigning or refinancing the Obligations in certain instances. The warrants will be exercisable at $0.01 per share for a period of seven years from the date of release from escrow. The warrants are to have customary anti-dilution provisions, tag-along rights and demand and "piggy-back" registration rights.

   The Bridge Parties' obligation to purchase the Notes and to make the Loan, as the case may be, is conditioned upon there not having occurred any material adverse effect (as defined) on Citation since September 27, 1998, and other customary conditions for commitments of this type.

Interests of Certain Persons in the Merger and Recapitalization

   Members of management and the Board of Directors of Citation will receive some economic benefits upon completion of the merger that are different from or in addition to the merger consideration to be received by other stockholders. These benefits could present these persons with potential conflicts of interest in connection with the merger. Citation's Board of Directors was aware of these conflicts and has considered them in addition to the other matters described in this proxy statement/prospectus.

 Indemnification and Insurance

   Following the merger, Citation's certificate of incorporation and by-laws will contain provisions no less favorable than those existing before the merger with respect to elimination of personal liability, indemnification and advancement of expenses. In addition, Citation has agreed to maintain for six years after the merger directors' and officers' liability insurance policies covering events occurring before the merger. In no event, however, will Citation be required to spend in any year in excess of 200% of the last annual premium paid by Citation prior to the date of the merger agreement, which was $110,000. If Citation would be required to spend in excess of 200% of the last annual premium paid for that purpose, Citation must buy as much insurance as can be obtained for a cost not exceeding that amount. The merger agreement, as amended, also provides that, for six years after the merger, Citation, as the surviving corporation in the merger, will indemnify and advance expenses to present and former directors, officers, employees and agents to the fullest extent permitted by applicable law.

 Stock Options

   The merger agreement, as amended, provides that certain outstanding options to purchase Citation common stock may be designated by RSJ Acquisition Co. and, upon the agreement of RSJ Acquisition Co. and the holder of a particular option, may be continued after the merger, on terms and conditions to be agreed upon by RSJ Acquisition Co. and the holder of the option. At the time of the mailing of this proxy statement/ prospectus, there are no agreements or understandings between RSJ Acquisition Co. and any holder of an option concerning the continuation of any options. However, it is possible that Kelso & Company could reach agreements with management to continue to own options to purchase Citation common stock following the merger. At the effective time of the merger, all holders of options will receive cash equal to the same amount they would have received if their options had already been exercised, which is the difference between $17.00 and the per share exercise price of the option (or, in the case of common stock purchased under Citation's Employee Stock Purchase Plan which have not been fully paid for by the holder thereof, the difference between $17.00 and the unpaid portion, if any, of the per share subscription price) to the extent the difference is a positive number.

   Of the 695,138 options currently outstanding, 208,638 options granted in August 1994 at exercise prices of $8.00 and $8.80 per share, including 125,000 options held by executive officers of Citation, were due to expire in August 1999. After the execution of the merger agreement, the Board of Directors of Citation, with the consent of RSJ Acquisition Co., extended the expiration date of those options, so that the employees holding those options would not be required to exercise the options prior to the closing under the merger agreement. The difference between the merger consideration of $17.00 per share and the exercise price of the 125,000 options held by executive officers, which options would have expired in August 1999, is $1,085,000 in the aggregate, of which (assuming these options are not continued as described above) $410,000 will be paid to T. Morris Hackney, $450,000 will be paid to R. Conner Warren, and $225,000 will be paid to other executive officers.

 Anticipated Future Stock Option Plan Awards and Other Employment Arrangements

   Citation anticipates that, at the request of Kelso & Company, it will establish a stock option plan and other incentive compensation arrangements following the merger and recapitalization for its officers and other key employees, although the terms of any such plan or arrangements, and the amount or level of any individual awards or participation are not known at this time. In addition, Citation anticipates that, at the request of Kelso & Company, it may seek to enter into new or amended employment agreements with certain of its officers and other key employees, although the terms of any such agreements are not known at this time.

 Change of Control Arrangements

   In December 1998, Citation entered into change of control severance agreements with Frederick F. Sommer, Timothy L. Roberts, John W. Lawson and Edwin L. Yoder, as well as other senior officers. The Board of Directors, which approved these agreements at the time it approved the Stockholders Rights Plan, intended for the agreements to reinforce and encourage the continued attention and dedication of members of senior management to their duties without distraction arising from the possibility of a change of control of Citation, and therefore to maintain the executives' focus on business performance and strategy execution.

   The agreements are effective for a term of three years, and will be automatically extended for one year at the end of each year thereafter unless terminated by either party. However, the term of the agreements will not expire before the expiration of two years following a change of control of Citation. If the employment of the particular officer is involuntarily terminated, or in certain circumstances constructively terminated, within 24 months following a change of control by Citation or the officer other than for cause, disability, retirement (as each of those terms is defined in the agreements) or death, the officer will receive the following benefits:

  . a pro rata bonus for the year of termination;

  . a lump sum cash payment equal to two times (and in Mr. Sommer's case, 2.99 times) his annual base salary at the highest rate in effect during the previous 12 months, plus the average annual bonus received by him during the preceding three years, subject to certain adjustments; and

  . continuation of life insurance, medical, health and accident, and disability benefits for up to two years (three years for Mr. Sommer).

   The merger and recapitalization will constitute a change of control for purposes of these agreements. As a result, all restrictions on any outstanding incentive awards will lapse and become fully vested at the effective time of the merger, all outstanding stock options will become fully vested and immediately exercisable, and the officer will receive a lump sum cash payment of the entire balance of his account under Citation's Nonqualified Deferred Compensation Plan. Each agreement also provides that Citation will pay all legal fees and related expenses incurred by the officer in connection with any dispute arising under or relating to the agreement or any action or proceeding to enforce his rights under the agreement.

   Citation does not anticipate that any officer's employment will be terminated following the merger. However, under the agreements, Messrs. Sommer, Roberts, Lawson and Yoder will be entitled to receive approximately $570,000, $126,000, $26,000 and $24,000, respectively, in accelerated benefits at the effective time of the merger. These amounts include the benefits resulting from the cancellation of and payment for all options (assuming these options are not continued as described above).,

 Stock Election Agreements and Related Agreements

   As described elsewhere in this proxy statement/prospectus, at the insistence of, and as an accommodation to, RSJ Acquisition Co., Messrs. Sommer, Warren, Roberts and Lawson and Hackney One Investments, LLC entered into Stock Election Agreements with RSJ Acquisition Co. on September 8, 1999. Hackney One Investments, LLC agreed to an amended Stock Election Agreement on October 12, 1999, and Messrs. Sommer, Warren, Roberts and Lawson affirmed their stock elections as of that date. In these agreements, such stockholders have agreed to make an irrevocable election to retain 1,032,369 shares in the aggregate of common stock of Citation in connection with the merger. RSJ Acquisition Co. is engaged in discussions with other stockholders of Citation regarding an election to retain 30,250 shares.

   Each Stock Election Agreement described above has annexed to it a form of a Stockholders Agreement and a form of a Registration Rights Agreement, copies of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively. Definitive versions of such agreements are to be entered into at the closing of the merger by Citation, Kelso & Company and its affiliates and designees, and each current stockholder who has executed a Stock Election Agreement. In addition, Kelso & Company has informed us that stockholders of Citation who elect to retain shares of common stock in connection with the merger will be given the opportunity after the closing of the merger to become parties to the Stockholders Agreement and Registration Rights Agreement. For a description of these agreements, see "--Rights of Stockholders After the Merger."

Directors and Officers of Citation After the Merger

   The merger agreement provides that as of the effective time of the merger, the directors serving on the Board of Directors of RSJ Acquisition Co. will become the Board of Directors of Citation. After the effective time of the merger, the Board of Directors of Citation will be subject to change from time to time. The members of the board of directors of RSJ Acquisition Co. are currently Frank K. Bynum and Thomas R. Wall, IV. Each of Mr. Bynum and Mr. Wall is a managing member of KGP VI, LLC, the general partner of Kelso Investment Associates VI, L.P. In addition, it is expected that Frederick F. Sommer, currently the President, Chief Executive Officer and a director of Citation, is expected to serve as chairman of the board of directors of Citation after the merger.

   Frederick F. Sommer, age 56, joined Citation as its President and Chief Operating Officer in July 1996. In 1998, Mr. Sommer became Chief Executive Officer of Citation. Prior to joining Citation, Mr. Sommer served as President and Chief Operating Officer of Automotive Industries Holdings, Inc., which had been purchased by Hidden Creek Industries, Inc. in a leveraged transaction, from 1991 until his appointment as President and Chief Executive Officer in 1994. He remained in that position after Automotive Industries Holdings, Inc. was acquired by Lear Corporation in 1995, and also served as a Senior Vice President of Lear Corporation. He has been a director of Citation since 1996.

   Thomas R. Wall, IV, age 41, is a Managing Director of Kelso & Company and has held various positions of increasing responsibility with Kelso & Company since 1983. Mr. Wall also serves as a director of AMF Bowling, Inc., Consolidated Vision Group, Inc., Cygnus Publishing, Inc., iXL Enterprises, Inc., Mitchell Supreme Fuel Company, Mosler, Inc., Peebles, Inc. and 21st Century Newspapers, Inc.

   Frank K. Bynum, Jr., age 36, is a Managing Director of Kelso & Company and has held various positions of increasing responsibility with Kelso & Company since 1987. Mr. Bynum also serves as a director of Cygnus Publishing, Inc., CDT Acquisition Corp., Hosiery Corporation of America, Inc., iXL Enterprises, Inc., MJD Communications, Inc. and 21st Century Newspapers, Inc.

   The merger agreement, as amended, provides that the officers of Citation will continue to serve as the officers of Citation after the merger. It is expected that the officers of Citation at the effective time of the merger (other than Mr. Hackney) will be the officers of Citation after the merger until otherwise determined by the Board of Directors following the merger.

Governmental and Regulatory Approvals

   Under the Hart-Scott-Rodino Improvements Act of 1996, or "HSR Act," and the rules promulgated thereunder by the Federal Trade Commission, or "FTC," the merger may not be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Citation and Kelso & Company filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on August 25, 1999 and received notice of an early termination of the waiting period on September 23, 1999. At any time before or, under some circumstances after completion of the merger, the Antitrust Division, the FTC or state attorneys' general could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the merger. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

   Based on the information available to them, Citation and Kelso & Company believe that they can accomplish the merger in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or that, if a challenge were made, Citation and Kelso & Company would prevail or would not be required to accept certain conditions, including the divestitures of certain assets, in order to complete the merger.

Accounting Treatment

   In the merger, Citation will continue as the surviving corporation and the proceeds from the new and refinanced indebtedness, together with Citation's existing cash and the equity investment by affiliates and designees of Kelso & Company, will be used to pay the merger consideration and repay substantially all of Citation's existing indebtedness. After the merger, Citation will be approximately 7.0% owned by existing stockholders of Citation, including certain executive officer and their affiliates, and 93.0% owned by affiliates and designees of Kelso & Company (without giving effect to any shares issued from the exercise of warrants). Because these affiliates and designees of Kelso & Company will acquire less than substantially all of Citation's common stock, we expect the merger to be accounted for as a recapitalization under generally accepted accounting principles. As a result, "push-down" accounting is not required, and, accordingly, the historical basis of Citation's assets and liabilities will not be affected by the transaction. If push-down accounting were required, substantial goodwill would be created in the transaction. The amortization of this goodwill would have a significant negative impact on Citation's reported financial results in future years.

Rights of Stockholders After the Merger

   Resale of Common Stock Retained in the Merger. The Citation common stock to be retained by existing stockholders in connection with the merger will be freely transferable, except (i) to the extent transfer is restricted under the terms of the Stockholders Agreement and (ii) shares issued to any stockholder who may be deemed to be an "affiliate" (as defined under the Securities Act and generally including, without limitation, directors, certain officers and beneficial owners of 10% or more of a class of capital stock) of Citation for purposes of Rule 145 under the Securities Act will not be transferable except in compliance with the Securities Act. This proxy statement/prospectus does not cover sales of Citation common stock issued to any person who may be deemed to be an affiliate of Citation.

   Stockholders Agreement and Registration Rights Agreement. Kelso & Company has informed us that stockholders of Citation who make valid elections to retain shares of common stock in connection with the merger will be given the opportunity after the closing of the merger to become parties to the Stockholders Agreement and the Registration Rights Agreement. The current forms of these agreements are attached to this proxy statement/prospectus as Annexes D and E, respectively. Although the terms and conditions of these agreements are subject to further negotiation and change, stockholders are urged to read these agreements carefully. The following summary of these agreements does not purport to be complete and is qualified in its entirety by reference to Annex D and Annex E to this proxy statement/prospectus, which are incorporated in this proxy statement/prospectus by reference.

   The Stockholders Agreement will provide that shares of Citation common stock that are retained in connection with the merger may be freely transferred, subject only to a right of first refusal in favor of Citation and certain of its designees. The Stockholders Agreement will restrict the transfer of any other shares of common stock owned by officers and employees of Citation who are or who become parties to the Stockholders Agreement. Exceptions to this restriction include transfers for estate planning purposes or transfers in connection with certain pledges, so long as the transferee agrees to be bound by the terms of the Stockholders Agreement. In addition, stockholders will have "tag-along" rights to sell their shares on a pro rata basis with the affiliates of Kelso & Company whenever those stockholders are selling their shares to third parties. Similarly, affiliates of Kelso & Company will have "drag-along" rights to cause each executive officer, employee or other stockholder who is or who becomes a party to sell his shares of Citation on a pro rata basis with the Kelso-affiliated stockholders to a third party that has made an offer to purchase the shares of Citation owned by the Kelso-affiliated stockholders. To the extent that the stockholders who are or will be parties acquire any shares of Citation common stock in addition to their retained shares, the new shares so acquired, including shares acquired pursuant to the exercise of any stock options, will also be subject to "put" and "call" rights, which will entitle Citation to purchase from the stockholder, and will entitle the stockholder to sell to Citation, such common stock upon any termination of such stockholder's employment with the Company, at differing prices, depending upon the circumstances surrounding such termination.

   The Registration Rights Agreement will provide that in the event that Citation is registering its shares under the Securities Act (except for registrations related to exchange offers or benefit plans) and any Kelso-affiliated stockholder is selling its shares in connection with this registration, the executive officers, employees and other parties to the agreement who are not affiliated with Kelso & Company will have the right to have their shares concurrently registered and sold, in most cases, on a pro rata basis with those of the Kelso-affiliated stockholders.

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

   This section of the proxy statement/prospectus describes certain aspects of the proposed merger, including material provisions of the merger agreement, as amended by Amendment No. 1 and Amendment No. 2 thereto. The following description of the merger does not purport to be complete and is qualified in its entirety by reference to the merger agreement, Amendment No. 1 and Amendment No. 2, which are attached as Annex A to this proxy statement/prospectus, and incorporated in this proxy statement/prospectus by reference. You are urged to read the merger agreement, Amendment No. 1 and Amendment No. 2 carefully before you decide how to vote. Unless the context requires otherwise, references in this section to the merger agreement mean the merger agreement as amended.

The Merger; Merger Consideration

   The merger agreement was approved by Citation's Board of Directors and signed by Citation and RSJ Acquisition Co. on June 24, 1999. Amendment No. 1 to the merger agreement was approved by Citation's Board of Directors and signed by Citation and RSJ Acquisition Co. on September 3, 1999. Amendment No. 2 to the merger agreement was approved by Citation's Board of Directors and signed by Citation and RSJ Acquisition Co. on October 12, 1999. The merger agreement and Delaware law require that Citation stockholders adopt the merger agreement by the affirmative vote of the holders of a majority of outstanding shares of Citation common stock entitled to vote on the merger agreement.

   Pursuant to the merger agreement, and on the terms and conditions set forth in the merger agreement, at the effective time of the merger, RSJ Acquisition Co., an affiliate of Kelso & Company, will be merged with and into Citation, and Citation will be the surviving corporation. As a result of the merger, each share of common stock issued and outstanding immediately prior to the effective time (other than shares with respect to which the holders have perfected appraisal rights under the Delaware Law) will be converted into the right, at the option of the holder thereof, either to receive $17.00 in cash, without interest, or, subject to proration and the minimum share election requirement described in the next sentence, to retain one share of common stock of the surviving corporation. The right to elect to retain common stock of Citation in the merger is available only to stockholders who make such an election with respect to at least 10,000 shares of Citation common stock.

   Exactly 1,062,619 shares of common stock will be retained by Citation stockholders in the merger. The 1,062,619 shares will represent approximately 7.0% of the common stock of Citation outstanding after the merger (without giving effect to any shares issued from the exercise of warrants). If stockholders in addition to those who are parties to or are expected to become parties to the Stock Election Agreements also elect to retain any shares, then there will be stock elections for an aggregate of more than 1,062,619 shares, in which event Citation will allocate the 1,062,619 shares pro rata among the Citation stockholders who have elected to retain shares based on the number of shares each stockholder has elected to retain. See "The Merger and Recapitalization--Stock Election."

Dissenting Shares

   In the merger, stockholders have appraisal rights under Section 262 of the General Corporation Law of the State of Delaware. If a stockholder exercises its appraisal rights and complies with the requirements of Section 262, the shares of common stock owned by the dissenting stockholder will not be converted into the right to receive the merger consideration. Instead, a dissenting stockholder's shares will be converted into the right to receive the consideration as may be determined to be the appraisal value due to the dissenting stockholder in accordance with Delaware law. If after the effective time of the merger, the dissenting stockholder fails to comply with the requirements of Section 262, the dissenting shares of the dissenting stockholder will be treated as shares of common stock and will be converted into the right to receive the merger consideration. At the effective time, a dissenting stockholder will not have any rights (including voting rights and rights to dividends or distributions) with respect to his or her dissenting shares other than rights provided by Section 262. For a summary of the requirements that a stockholder must follow in order to exercise his or her appraisal rights, see "Appraisal Rights" and Annex C attached to this proxy statement/prospectus.

Treatment of Stock Options

   Certain outstanding employee stock options to purchase Citation common stock may be designated by RSJ Acquisition Co. and, upon the agreement of RSJ Acquisition Co. and the holder of a particular option, may be continued after the merger, on terms and conditions to be agreed upon by RSJ Acquisition Co. and the applicable holder. At the time of the mailing of this proxy statement/prospectus, no such formal agreements between RSJ Acquisition Co. and a holder of an option have been reached. However, it is possible that Kelso & Company could reach agreements with certain members of management to continue to own options following the merger. At the effective time of the merger, all holders of options will receive cash equal to the same amount they would have received if their options had already been exercised, which is the difference between $17.00 and the per share exercise price of the option (or, in the case of common stock purchased under Citation's Employee Stock Purchase Plan which have not been fully paid for by the holder thereof, the difference between $17.00 and the unpaid portion, if any, of the per share subscription price) to the extent the difference is a positive number.

Closing; Effective Time

   Unless the parties agree otherwise, the closing of the merger will take place by the second business day after the date on which all closing conditions to the merger set forth in the merger agreement have been satisfied or waived. Concurrently with the closing, Citation and RSJ Acquisition Co. will cause a certificate of merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware. The merger will become effective at the time the certificate of merger is duly filed with the Secretary or at such later time agreed by the parties and set forth in the certificate of merger. See "Conditions to Completion of the Merger" and "The Merger and Recapitalization-- Governmental and Regulatory Approvals."

Exchange of Certificates

   The Bank of New York will act as the exchange agent for the benefit of the holders of shares of Citation common stock to receive the funds or shares to which holders of shares of common stock become entitled upon surrender of their certificates. Upon surrender of a certificate to the exchange agent, each certificate holder will be entitled to a new certificate or certificates representing the number of non-cash electing shares, cash or cash payable in lieu of fractional shares, as the case may be. The Certificate surrendered will then be canceled. No interest will be paid or accrued on any amount payable upon due surrender of a Certificate.

Lost, Stolen or Destroyed Certificates

   In the event any certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the stockholder claiming the certificate to be lost, stolen or destroyed and, if required by the surviving corporation, the posting by the stockholder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the certificate, the exchange agent will issue in exchange for the lost, stolen or destroyed certificate the applicable merger consideration the stockholder is entitled to receive pursuant to the merger agreement.

Representations and Warranties

   The merger agreement contains customary representations and warranties of the parties relating to, with respect to Citation and its subsidiaries, among other things: (a) organization, standing, corporate power and similar corporate matters; (b) subsidiaries; (c) capital structure; (d) the authorization, execution, delivery, performance and enforceability of the merger agreement;
(e) the recommendation of the Special Committee and the Board of Directors of Citation with respect to the merger agreement, the merger and related transactions; (f) consents and approvals; (g) the accuracy of information contained in documents filed by Citation with the

SEC and supplied to RSJ Acquisition Co.; (h) the absence of certain changes or events since the date of the most recent audited financial statements filed by Citation with the SEC; (i) the absence of pending or threatened material litigation and compliance with applicable laws; (j) labor matters; (k) benefit plans and other related employment matters; (l) tax matters; (m) absence of "parachute payments" under the Internal Revenue Code; (n) compliance with applicable laws; (o) voting requirements for adoption of the merger agreement;
(p) absence of applicable state takeover statutes; (q) the absence of defaults under material contracts; (r) the receipt of an opinion of Citation's financial advisor; (s) brokers' fees and expenses; (t) intellectual property matters;
(u) Year 2000 issues; (v) the Board of Directors' exemption of RSJ Acquisition Co. and its affiliates and the transactions contemplated by the merger agreement under Citation's Stockholders' Rights Plan; (w) compliance of Citation's products with customer qualification and certification requirements; and (x) real property matters.

   The merger agreement also contains customary representations and warranties of RSJ Acquisition Co. relating to, among other things: (a) organization, standing, corporate power and similar corporate matters; (b) capitalization;
(c) the authorization, execution, delivery, performance and enforceability of the merger agreement; (d) consents and approvals; (e) accuracy of information supplied by RSJ Acquisition Co. for inclusion in this proxy statement/prospectus; (f) the financing commitment and highly confident letter obtained from third parties in connection with the merger; and (g) ownership of shares of Citation common stock.

   All the representations and warranties are subject to various qualifications and limitations. The representations and warranties of the parties do not survive the effective time of the merger.

Rights Plan Amendment

   In connection with the execution of the merger agreement in June 1999, Citation amended its Stockholder Rights Plan to provide, among other things, that (a) neither the merger agreement, as amended from time to time, nor any of the transactions contemplated by that agreement, including the merger, would result in the occurrence of a "Flip-In Event," a "Stock Acquisition Date" or a "Distribution Date," in each case as those terms are defined in the Stockholder Rights Plan; (b) none of RSJ Acquisition Co. or any of their "Affiliates" or "Associates" would be deemed an "Acquiring Person," in each case as those terms are defined in the Rights Plan; and (c) the rights will expire immediately prior to the effective time of the merger. See "Comparison of the Rights of Citation Stockholders Before and After the Merger--Absence of Rights Plan."

Certain Covenants

   Citation has agreed that, before the completion of the merger, it will conduct its business only in the ordinary course and in compliance with applicable laws, and will use its reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its present officers and employees and to preserve its present relationships with customers, suppliers, licensors, licensees, distributors, suppliers and other persons with whom it has significant business relations.

   Accordingly, Citation agreed that it will not, without the prior written consent of RSJ Acquisition Co.: (a) declare, set aside or pay any dividends in cash, stock or property or make any other distributions in respect of its capital stock; (b) issue, deliver, sell or pledge any shares of its stock, except upon the exercise of stock options; (c) amend its certificate of incorporation, by-laws or other comparable organizational documents;
(d) acquire any other business, whether by merger, consolidation or purchase of assets; (e) sell, lease, license, mortgage or otherwise encumber any property, except in the ordinary course of business; (f) incur or modify any indebtedness or other liability, guarantee any indebtedness for another person or issue or sell any debt securities; (g) make or agree to make any capital expenditures in excess of $2.0 million, with certain exceptions; (h) make any material tax election, settle or compromise any tax liability or file any amendment to a material tax return; (i) pay, discharge, settle or satisfy any claims, liability or litigation other than in the ordinary course of business; (j) provide any new or change any existing employment, severance, consulting or termination agreement or employee benefit plans; (k) enter into or modify any material option under any material contract, except in the ordinary course of business; (l) revalue any assets; (m) make changes in its accounting methods other than as required by generally accepted accounting principles; (n) hold any meeting of stockholders; or (o) authorize, or commit or agree to take any of the above actions.

Certain Other Covenants and Agreements

   Subject to the Confidentiality Agreement, dated as of March 16, 1999, between Citation and Kelso & Company and except as otherwise required by applicable law, each of RSJ Acquisition Co. and Citation is required under the merger agreement to afford to the other party and to its representatives reasonable access during normal business hours during the period prior to the effective time to all their respective properties, books, contracts, commitments, personnel and records. Until the effective time of the merger, each of the parties must furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during that period pursuant to the requirements of Federal or state securities laws, and (b) all other information concerning its business, properties and personnel as the other party may reasonably request.

   Citation has agreed to call, give notice of and convene the special meeting of its stockholders to consider and vote upon the adoption of the merger agreement and to afford RSJ Acquisition Co. and its representatives reasonable access to its books and records. RSJ Acquisition Co. has agreed to use its reasonable commercial efforts to obtain the financing required for the completion of the merger pursuant to the commitment letters delivered to the parties. Each of the parties has agreed to cooperate with the other party in preparing disclosure documents to stockholders, making filings under the HSR Act and other filings and to use their reasonable efforts to obtain all necessary governmental and third-party approvals.

Agreement Not to Solicit Offers

   The merger agreement restricts Citation's ability to take actions with respect to takeover proposals other than the recapitalization and merger. We use the term takeover proposal to mean any of the following:

  . any tender or exchange offer involving Citation that, if completed, would result in any person owing 10% or more of the common stock of Citation;

  . any proposal for a merger, consolidation, business combination, recapitalization or other similar transaction involving Citation; or

  . any inquiry, proposal or offer to acquire in any manner 10% or more of the equity interests in, or 10% or more of the business, net revenues, net income or assets of, Citation.

   Citation has agreed that it will:

  . not, directly or indirectly, through any officer, director, agent, financial advisor or otherwise, solicit, initiate or encourage, or take other action to facilitate any inquiries or the making of any proposal constituting a takeover proposal, participate in any discussions or negotiations regarding a takeover proposal or enter into any agreement concerning a takeover proposal or approve or resolve to approve any takeover proposal;

  . notify RSJ Acquisition Co. if Citation receives any offers related to a takeover proposal or a possible takeover proposal, and include in that notice the name of the person making the proposal or offer and the terms and conditions of the proposal or offer; and

  . not withdraw, qualify or modify its recommendation of the recapitalization and merger, approve, recommend or propose publicly to approve or recommend a takeover proposal, or cause Citation to enter into any letter of intent, agreement or like arrangement with respect to a takeover proposal.

However, the merger agreement does not prevent Citation from taking and disclosing to Citation stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act with regard to a tender or exchange offer made by someone other than RSJ Acquisition Co.

   The merger agreement also allows Citation, prior to the adoption of the merger agreement by Citation's stockholders, and in response to an unsolicited takeover proposal, to furnish information to any person or entity making the takeover proposal and to participate in negotiations with respect to the takeover proposal if the following conditions are satisfied:

  . The Board of Directors determines in good faith, based upon the advice of Citation's outside legal advisers, that the failure to take such actions would create a reasonable possibility of a breach of its fiduciary duties under applicable law;

  . The Board of Directors determines in good faith, based on the advice of Citation's financial advisers, that the takeover proposal would result in the acquisition of more than 50% of the voting power of the shares of Citation's common stock or all or substantially all of the assets of Citation and its subsidiaries; and

  . The Board of Directors determines in good faith, based on the advice of Citation's outside legal and financial advisers, that the takeover proposal would be more favorable to Citation's stockholders than the merger and that the financing necessary to consummate the takeover proposal is then committed or reasonably capable of being obtained (we use the term superior proposal to mean any takeover proposal which satisfies the foregoing conditions).

   In addition, the Board of Directors may terminate the merger agreement (and concurrently therewith, if it so chooses, cause Citation to enter into a definitive agreement for another takeover proposal) if the following additional conditions are satisfied:

  . The Board of Directors determines in good faith, based on the advice of Citation's outside legal advisers, that the failure to do so would create a reasonable possibility of a breach in its fiduciary duties under applicable law; and

  . Citation shall have (i) notified RSJ Acquisition Co. that it is prepared to accept another takeover proposal, (ii) specified the material terms and conditions thereof, including the identity of the person making the proposal and (iii) caused its financial and legal advisers to negotiate in good faith with RSJ Acquisition Co. for at least three days to make such adjustments to the terms of the merger as will enable Citation to proceed with the merger on the adjusted terms.

Board Recommendations

   In connection with the merger and special meeting, the Citation Board of Directors, based upon the unanimous recommendation of the Special Committee (a) has determined that the merger agreement, as amended, and the transactions contemplated thereby, including the merger, are fair to, advisable and in the best interests of the stockholders of Citation, and (b) has recommended that Citation's stockholders adopt the merger agreement, as amended, and not elect to retain any stock in the merger.

Employee Benefits

   Citation as the surviving corporation to the merger will provide employee pension and welfare plans which will, in the aggregate, be substantially comparable to those provided to employees of Citation as of the date of the merger agreement. The merger agreement also states that Citation will honor the change of control agreements in place between Citation and certain executive officers and other officers. RSJ Acquisition Co. has agreed that it will honor all Citation plans and employment, severance, termination and retirement agreements.

Indemnification, Exculpation and Insurance

   From the effective time of the merger through the sixth anniversary of the date on which the effective time occurs, the surviving corporation is required under the merger agreement to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the merger agreement, or who becomes prior to the effective time, a director, officer, employee or agent of Citation or any of its subsidiaries, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (a) the fact that the party is or was an officer, director, employee or agent of Citation or any of its subsidiaries or (b) matters existing or occurring at or prior to the effective time (including the merger agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the effective time, to the fullest extent permitted under applicable law. Each covered party is entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the surviving corporation within ten business days of receipt by the surviving corporation from the party of a request therefor. However, any person to whom expenses are advanced shall provide an undertaking, to the extent required by Delaware law, to repay advances if it is ultimately determined that the person is not entitled to indemnification.

   The certificate of incorporation and by-laws of the surviving corporation must contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of Citation and its subsidiaries then are presently set forth in the certificate of incorporation and by-laws of Citation.

   The surviving corporation shall maintain the current policies of the directors' and officers' liability insurance maintained by Citation with respect to matters existing or occurring at or prior to the effective time (including the transactions contemplated by the merger agreement) at no expense to the beneficiaries for a period of six years from the effective time, so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the date of the merger agreement, the maximum premium. If Citation's existing insurance expires, is terminated or canceled during that six-year period or exceeds the maximum premium, the surviving corporation shall obtain as much directors' and officers' liability insurance as can be obtained for the remainder of the period for an annualized premium not in excess of the maximum premium, on terms and conditions no less advantageous to covered parties than Citation's existing directors' and officers' liability insurance.

Solvency Letter

   Citation and RSJ Acquisition Co. have agreed to engage, at the expense of RSJ Acquisition Co., an appraisal firm to deliver a letter addressed to the Board of Directors of Citation and Citation (and upon which the Board of Directors shall be entitled to rely) indicating that immediately after the effective time and after giving affect to the merger and the financing contemplated by the merger agreement, the surviving corporation (a) will not be insolvent and will have assets sufficient to pay its debts and (b) will not have unreasonably small capital with which to engage its business.

Recapitalization Financing

   RSJ Acquisition Co. has agreed to use its reasonable commercial efforts to obtain the financing required for the completion of the merger pursuant to the commitment letters and to satisfy all conditions to funding as set forth in the financing letters. To the extent that any portion of the financing contemplated by the commitment letters becomes unavailable, RSJ Acquisition Co. has agreed to use its reasonable commercial efforts to arrange for alternative financing for the merger.

Conditions to Completion of the Merger

   The respective obligations of Citation and RSJ Acquisition Co. to complete the merger are subject to various conditions which include, in addition to other customary closing conditions, the following: (a) the Citation stockholders must adopt the merger agreement; (b) there must be no law, order, injunction or other legal restraint or prohibitions restricting or preventing the completion of the merger; (c) the waiting period under the Hart-Scott-Rodino Act must have terminated or expired; and (d) the registration statement of which this proxy statement/prospectus is a part must have become effective and not be subject to any stop order or proceedings seeking a stop order.

   The obligations of RSJ Acquisition Co. to complete the merger are also subject, in addition to other customary conditions, to the conditions that Citation shall have received the proceeds from the financing described elsewhere in this proxy statement/prospectus, and that all of Citation's indebtedness under its existing senior secured credit facility shall have been refinanced.

   The obligations of Citation to complete the merger are also subject, in addition to other customary conditions, to the receipt of the solvency letter described above.

   Although the parties obligations to complete the merger are subject to the condition that the parties' respective representations and warranties in the merger agreement be true and correct, in all material respects, as of the closing date, the merger agreement, as amended, provides that no litigation pending against Citation after June 24, 1999, and arising out of the merger agreement or merger, will be deemed to have a material adverse effect on Citation.

Termination

   The merger agreement may be terminated and the transactions contemplated in the merger agreement abandoned at any time before the effective time of the merger, whether before or after adoption of the merger agreement by the Citation stockholders:

  .  by mutual written consent of RSJ Acquisition Co. and Citation;

  .  by either RSJ Acquisition Co. or Citation if:

    --the merger has not been completed on or before December 31, 1999 or, under certain circumstances, January 31, 2000, so long as the party seeking to terminate did not prevent completion by failing to fulfill any of its obligations under the merger agreement;

    --Citation's stockholders do not adopt the merger agreement; or

    --any governmental any action restraining, enjoining or otherwise prohibiting the merger or any of the transactions contemplated by the merger agreement becomes final and non-appealable; or

  .  by Citation:

    --if RSJ Acquisition Co. breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the merger agreement or breaches its representations and warranties in any material respect, which breach or failure (A) would, if it existed at the closing of the merger agreement, entitle Citation not to close the merger and (B) is incapable of being cured by RSJ Acquisition Co. within five business days of notice thereof; or

    --prior to the affirmative vote of Citation's stockholders with respect to the merger, in response to a superior proposal in accordance with the applicable restrictions and limitations in the merger agreement, if Citation has paid the termination fee and expenses described below under "Termination Fees and Expenses;" or

  .  by RSJ Acquisition Co. if:

    --Citation breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the merger agreement or breaches its representations and warranties in any material respect, which breach or failure (A) would, if it existed at the closing of the merger agreement, entitle RSJ Acquisition Co. not to close the merger and (B) is incapable of being cured by Citation within five business days of notice thereof;

    --the Citation Board withdraws, modifies or changes, in a manner adverse to RSJ Acquisition Co., the Citation Board's approval and recommendation of the merger agreement or shall have recommended or approved another takeover proposal; or

    --any person, entity or group, other than RSJ Acquisition Co. or its affiliates, acquires beneficial ownership or becomes the beneficial owner of 30% or more of the common stock of Citation.

Termination Fees and Expenses

   The merger agreement provides that Citation will pay RSJ Acquisition Co. a termination fee of $8,179,000 and up to $1,500,000 of reasonable out-of-pocket expenses of RSJ Acquisition Co. and its affiliates incurred in connection with the merger if the merger agreement is terminated under the following circumstances:

  .  RSJ Acquisition Co. terminates the merger agreement because:

    --any person, entity or group, other than RSJ Acquisition Co. or its affiliates, acquires beneficial ownership or becomes the beneficial owner of 30% or more of the common stock of Citation; or

    --the Citation Board of Directors withdraws, modifies or changes, in any manner adverse to RSJ Acquisition Co., the Board's approval and recommendation of the merger agreement, or shall have recommended or approved another takeover proposal; or

  . the Citation Board of Directors, prior to the affirmative vote of Citation's stockholders with respect to the merger, terminates the merger agreement in response to a superior proposal in accordance with the applicable restrictions and limitations contained in the merger agreement.

   All termination fees and expenses in the foregoing instances must be paid on the date of the termination of the merger agreement.

   The merger agreement also provides that Citation will also pay RSJ Acquisition Co. a termination fee of $8,179,000 and up to $1,500,000 of reasonable out-of-pocket expenses of RSJ Acquisition Co. and its affiliates incurred in connection with the merger agreement under the following circumstances:

  . (1) RSJ Acquisition Co. terminates the merger agreement because Citation willfully and materially breaches any of the material covenants and agreements contained in the merger agreement or willfully and materially breaches its representations and warranties and (2) within one year of termination, Citation shall have entered into a definitive agreement with respect to another takeover proposal or similar business combination or consummated another takeover proposal or similar business combination; or

  . (1) either party terminates the merger agreement because the Citation stockholders failed to adopt the merger agreement; and (2) (a) before the taking of the stockholder vote, another takeover proposal shall have been made and remain pending and (b) within one year of termination, Citation shall have entered into a definitive agreement with respect to another takeover proposal or similar business combination or consummated another takeover proposal or similar business combination.

   Any termination fee and expenses in these immediately foregoing instances must be paid on the date of the execution of the applicable definitive agreement, or, if earlier, the consummation of the applicable takeover proposal or similar business combination.

Amendment and Waiver

   The parties may amend the merger agreement by written agreement of the parties at any time before the closing date of the merger. After Citation stockholders adopt the merger agreement, the parties may not amend the merger agreement in any way that would require the further approval of the stockholders without obtaining that approval.

   At any time before the effective time of the merger, either party may (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered with the merger agreement; or (c) subject to applicable law, waive compliance with any of the agreements or conditions in the merger agreement. Any extension or waiver described above will be valid if set forth in writing and signed by the parties to be bound.

                              UNAUDITED PRO FORMA

                       CONSOLIDATED FINANCIAL STATEMENTS

   The unaudited pro forma consolidated financial statements of Citation on the following pages have been derived by the application of pro forma adjustments to Citation's historical consolidated financial statements. The unaudited pro forma consolidated statements of income for the fiscal year ended September 27, 1998 and the nine-month period ended June 27, 1999 give effect to acquisitions and disposition of businesses by Citation and to the merger and recapitalization transactions as if the transactions were consummated as of September 29, 1997. The unaudited pro forma consolidated balance sheet gives effect to the merger and recapitalization transactions as if the transactions had occurred as of June 27, 1999. The adjustments are described in the accompanying notes. The unaudited pro forma consolidated financial statements should not be considered indicative of actual results that would have been achieved had the acquisitions and disposition of businesses by Citation and the merger and recapitalization transactions been completed on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma consolidated financial statements should be read in conjunction with Citation's historical financial statements and the notes thereto.

   At the effective time of the merger, RSJ Acquisition Co. will be merged with and into Citation and Citation will continue as the surviving corporation in the merger. RSJ Acquisition Co. was organized in connection with the merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the merger agreement.

   The pro forma adjustments were applied to the respective historical consolidated financial statements to reflect and account for the merger as a recapitalization. Accordingly, the historical basis of Citation's assets and liabilities will not be affected by the transactions.

                              CITATION CORPORATION

                 Unaudited Pro Forma Consolidated Balance Sheet

                              As of June 27, 1999

                                                 Recapitalization
                                   June 27, 1999   and Offering   June 27, 1999
                                    Historical   Adjustments (a)   As Adjusted
                                   ------------- ---------------- -------------
                                              (dollars in thousands)
              ASSETS
Current assets:
  Cash and cash equivalents.......   $  2,080       $    (161)      $  1,919
  Accounts receivable, net........    117,989             --         117,989
  Inventories.....................     58,781             --          58,781
  Deferred income taxes, prepaid
   expenses and other current
   assets.........................     33,719             --          33,719
                                     --------       ---------       --------
    Total current assets..........    212,569            (161)       212,408
                                     --------       ---------       --------
Property, plant and equipment,
 net..............................    339,872             --         339,872
Intangible assets, net............    109,593             --         109,593
Other assets......................     16,696          16,973         33,669
                                     --------       ---------       --------
    Total assets..................   $678,730       $  16,812       $695,542
                                     ========       =========       ========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY
Current liabilities:
  Current portion of long-term
   debt and capital leases........   $  3,936       $  (1,384)      $  2,552
  Accounts payable................     57,876             --          57,876
  Accrued expenses and other
   current liabilities............     51,513          (5,081)        46,432
                                     --------       ---------       --------
    Total current liabilities.....    113,325          (6,465)       106,860
                                     --------       ---------       --------
Long-term liabilities:
  Revolving credit facility.......        --              --             --
  Long-term debt and capital
   leases.........................    315,415        (309,800)         5,615
  Senior term loan A..............        --           50,000         50,000
  Senior term loan B..............        --          210,000        210,000
  Senior subordinated bridge
   financing......................        --          135,000        135,000
  Deferred income taxes and other
   long-term liabilities..........     50,086             --          50,086
                                     --------       ---------       --------
    Total liabilities.............    478,826          78,735        557,561
                                     --------       ---------       --------
Stockholders' equity:
  Common stock....................        179             (27)           152
  Additional paid-in capital......    107,304         124,833        232,137
  Retained earnings (accumulated
   deficit).......................     92,421        (186,729)       (94,308)
                                     --------       ---------       --------
    Total stockholders' equity....    199,904         (61,923)       137,981
                                     --------       ---------       --------
Total liabilities and
 stockholders' equity.............   $678,730       $  16,812       $695,542
                                     ========       =========       ========


          See Notes to Unaudited Pro Forma Consolidated Balance Sheet

            Notes to Unaudited Pro Forma Consolidated Balance Sheet

            (dollars in thousands, except share and per share data)

   The pro forma financial data have been derived by the application of pro forma adjustments to Citation's historical financial statements as of the date noted. The merger will be accounted for as a recapitalization which will have no impact on the historical basis of Citation's assets and liabilities. The pro forma financial data assume that no stockholders assert appraisal rights in connection with the merger.

(a) Pro forma adjustments to the Unaudited Pro Forma Consolidated Balance Sheet are summarized in the following table and are described in the notes that follow:

                                           Purchase
                                           Price of               Transaction
                                            Equity   Compensation   Fees and        Repayment       Total Net
                             Financing (1)   (2)     Expense (3)  Expenses (4) of Existing Debt (5) Adjustment
                             ------------- --------  ------------ ------------ -------------------- ----------
   Cash and cash
    equivalents............     635,000    (285,857)    (4,288)     (31,725)         (313,291)           (161)
   Other assets............                                          17,625              (652)         16,973
   Current portion of long-
    term debt and capital
    leases.................                                                            (1,384)         (1,384)
   Accrued expenses and
    other current
    liabilities............                             (2,713)                        (2,368)         (5,081)
   Long-term debt and
    capital leases.........                                                          (309,800)       (309,800)
   Senior term loan A......      50,000                                                                50,000
   Senior term loan B......     210,000                                                               210,000
   Senior subordinated
    bridge financing.......     135,000                                                               135,000
   Common stock............         141        (168)                                                      (27)
   Additional paid-in
    capital................     239,859    (100,926)                (14,100)                          124,833
   Retained earnings.......                (184,763)    (1,575)                          (391)       (186,729)

  --------
  (1) Sources and uses of cash for the recapitalization are as follows:

     Sources:
       Existing cash................................................... $    161
       Senior term loan A..............................................   50,000
       Senior term loan B..............................................  210,000
       Senior subordinated bridge financing............................  135,000
       Equity contribution.............................................  240,000
                                                                        --------
         Total......................................................... $635,161
                                                                        ========
     Uses:
       Payment of merger consideration................................. $285,857
       Cancellation of options and payment of deferred compensation....    4,288
       Repayment of outstanding indebtedness...........................  311,184
       Accrued interest................................................    2,107
       Estimated fees and expenses.....................................   31,725
                                                                        --------
         Total......................................................... $635,161
                                                                        ========

  (2) The adjustments represent the payment of merger consideration to existing stockholders. Subsequent to the merger, existing stockholders will own 1,062,619 shares, or approximately 7.0%, of the outstanding common stock of Citation as the surviving corporation.

  (3) Compensation expense of $2,625 ($1,575 after related tax effect) relates to the cancellation of all outstanding stock options at the difference between $17.00 per share and the exercise price of the options and $1,663 relates to the payment of accrued benefits under Citation's non-qualified deferred compensation plan.

  (4) The adjustment represents the estimated transaction fees and expenses of $31,725. The portion of estimated transaction fees and expenses attributable to the debt financing is $17,625, which will be recorded as debt issuance costs and therefore amortized over the expected life of the debt to be issued. Such estimated debt issuance costs include estimated fees and expenses payable to banks and related advisors. The remaining estimated transaction fees and expenses of $14,100 represent costs associated with the cash portion of the merger consideration to existing stockholders.

  (5) This adjustment represents the repayment of existing indebtedness, except for capital leases; related accrued interest; and the write-off of unamortized debt issuance costs related to the existing debt. The unamortized debt issuance costs of $652 ($391 after related tax effect) will be written off as an extraordinary charge upon repayment of the existing indebtedness.

                              CITATION CORPORATION

              Unaudited Pro Forma Consolidated Statement of Income
                  For the Fiscal Year Ended September 27, 1998
            (dollars and shares in thousands, except per share data)

                                                                                        Recapitalization
                           Citation  Acquisitions   Combination   Disposition Citation    and Offering    Citation
                          Historical  Actual (a)  Adjustments (b) Actual (c)  Pro Forma   Adjustments    As Adjusted
                          ---------- ------------ --------------- ----------- --------- ---------------- -----------
Net sales...............   $724,017    $127,850       $   --       $(13,008)  $838,859      $    --       $838,859
Cost of sales...........    612,035     112,130        (2,940)      (17,081)   704,144           --        704,144
                           --------    --------       -------      --------   --------      --------      --------
 Gross profit...........    111,982      15,720         2,940         4,073    134,715           --        134,715

Selling, general, and
 administrative
 expenses...............     63,603      12,780         1,853        (2,448)    75,788          (117)(d)    75,671
Impairment charge.......     10,000         --            --        (10,000)       --            --            --
                           --------    --------       -------      --------   --------      --------      --------
Operating income........     38,379       2,940         1,087        16,521     58,927           117        59,044
Other expenses (income)
 Interest expense.......     15,254       3,450         4,949           --      23,653        29,423 (e)    53,076
 Other, net.............      2,155          (6)          --            (11)     2,138           --          2,138
                           --------    --------       -------      --------   --------      --------      --------
                             17,409       3,444         4,949           (11)    25,791        29,423        55,214
                           --------    --------       -------      --------   --------      --------      --------

Income before provision
 for income taxes.......     20,970        (504)       (3,862)       16,532     33,136       (29,306)        3,830
Income tax provision....      8,178       1,100        (2,803)        6,447     12,922       (11,429)(f)     1,493
                           --------    --------       -------      --------   --------      --------      --------
Net income..............   $ 12,792    $ (1,604)      $(1,059)     $ 10,085   $ 20,214      $(17,877)     $  2,337
                           ========    ========       =======      ========   ========      ========      ========
Net income per common
 share:
 Basic..................   $   0.72                                                                       $   0.15
 Diluted................   $   0.71                                                                       $   0.15
Weighted average common
 shares outstanding used
 in computing per share
 amounts:
 Basic..................     17,838                                                                         15,180
 Diluted................     18,042                                                                         15,180


       See Notes to Unaudited Pro Forma Consolidated Statements of Income

                              CITATION CORPORATION

              Unaudited Pro Forma Consolidated Statement of Income
                    For the Nine Months Ended June 27, 1999
            (dollars and shares in thousands, except per share data)

                                                                                        Recapitalization
                           Citation  Acquisitions   Combination   Disposition Citation    and Offering    Citation
                          Historical  Actual (a)  Adjustments (b) Actual (c)  Pro Forma   Adjustments    As Adjusted
                          ---------- ------------ --------------- ----------- --------- ---------------- -----------
Net sales...............   $613,446    $18,129         $ --         $(8,913)  $622,662      $    --       $622,662
Cost of sales...........    518,111     16,715          (745)        (8,906)   525,175           --        525,175
                           --------    -------         -----        -------   --------      --------      --------
 Gross profit...........     95,335      1,414           745             (7)    97,487           --         97,487

Selling, general, and
 administrative
 expenses...............     52,974      2,240           163         (2,062)    53,315            21 (d)    53,336
Impairment charge.......        --         --            --             --         --            --            --
                           --------    -------         -----        -------   --------      --------      --------
Operating income........     42,361       (826)          582          2,055     44,172           (21)       44,151
Other expenses (income)
 Interest expense.......     15,752        901           541            --      17,194        17,679 (e)    34,873
 Other, net.............      1,815        --            --          (1,815)       --            --            --
                           --------    -------         -----        -------   --------      --------      --------
                             17,567        901           541         (1,815)    17,194        17,679        34,873
                           --------    -------         -----        -------   --------      --------      --------

Income before provision
 for income taxes.......     24,794     (1,727)           41          3,870     26,978       (17,700)        9,278
Income tax provision....      9,918       (257)         (417)         1,548     10,792        (7,081)(f)     3,711
                           --------    -------         -----        -------   --------      --------      --------
Net income..............   $ 14,876    $(1,470)        $ 458        $ 2,322   $ 16,186      $(10,619)     $  5,567
                           ========    =======         =====        =======   ========      ========      ========

Net income per common
 share:
 Basic..................   $   0.83                                                                       $   0.37
 Diluted................   $   0.83                                                                       $   0.37
Weighted average common
 shares outstanding used
 in computing per share
 amounts:
 Basic..................     17,885                                                                         15,180
 Diluted................     17,948                                                                         15,180



       See Notes to Unaudited Pro Forma Consolidated Statements of Income

         Notes to Unaudited Pro Forma Consolidated Statements of Income

                 (dollars in thousands, except per share data)

   The unaudited pro forma consolidated financial data have been derived by the application of pro forma adjustments to Citation's historical financial statements for the periods indicated. The merger has been accounted for as a recapitalization, which will have no impact on the historical basis of Citation's assets and liabilities. The pro forma financial data assume that no stockholders assert appraisal rights in connection with the merger.

   The pro forma adjustments to the statements of income exclude $2,675 ($1,575 after related tax effect) of employee compensation expense relating to the cancellation of the existing stock options and $652 ($391 after related tax effect) related to the write-off of existing unamortized debt issuance costs. These amounts represent non-recurring expenses which Citation anticipates will be recorded in its consolidated statement of income concurrent with the effective date of the merger.

  (a) The following acquisitions, both individually and in the aggregate, did not constitute acquisitions of "significant subsidiaries," within the meaning of SEC rules regarding financial reporting. The unaudited pro forma statement of income for the fiscal year ended September 27, 1998 gives effect to the acquisitions of Camden Casting Center ("Camden"), which occurred on December 1, 1997, Dycast, Inc. ("Dycast"), which occurred on January 8, 1998, Amcast Precision Products, Inc. ("Citation Precision"), which occurred on March 30, 1998, Custom Products Corporation ("Custom"), which occurred on November 17, 1998, and CT South Inc. ("Citation Marion"), which occurred on December 28, 1998, as if each such acquisition had occurred at the beginning of the fiscal year. The unaudited pro forma statement of income for the nine-month period ended June 27, 1999 gives effect to the acquisitions of Custom and Citation Marion as if they had occurred at the beginning of the 1999 fiscal year.

  (b) For the fiscal year ended September 27, 1998 and the nine month period ended June 27, 1999, the adjustments represent the (i) reduced depreciation expense, reflected in cost of sales, related to the net write down of fixed assets in purchase accounting of ($13,567) amortized primarily over a 12-year life; (ii) additional goodwill amortization, reflected in selling, general and administrative expenses, based on the fair values of the net assets acquired of $51,734 amortized over a 20-year life; (iii) additional interest expense on the increased borrowings of $98,234 at weighted average interest rates of 7.28% and 7.30%, respectively; and (iv) the pro forma tax effect of the above adjustments.

  (c) Represents an adjustment for the historical operating results of the Oberdorfer Industries facility, which was sold on June 16, 1999. The sale of the Oberdorfer Industries facility did not constitute a disposition of a "significant subsidiary," within the meaning of SEC rules regarding financial reporting.

  (d) Represents (i) an annual monitoring fee of $850 that we understand will be paid by Citation to Kelso & Company; (ii) reduced compensation expense of $755 and $351 for the fiscal year ended September 27, 1998 and the nine-month period ended June 27, 1999, respectively, for executives whose employment with Citation will not continue after the merger; and (iii) reduced costs associated with certain pubic company-related expenses of $212 and $266 for the fiscal year ended
      September 27, 1998 and the nine-month period ended June 27, 1999, respectively, that will not continue after the merger.

   (e) The recapitalization and offering adjustments to interest expense reflect the following:

                                               Year Ended     Nine Months Ended
                                           September 27, 1998   June 27, 1999
                                           ------------------ -----------------
Senior term loan A (1)....................      $  4,375          $  3,281
Senior term loan B (2)....................        19,950            14,963
Senior subordinated bridge financing (3)..        18,563            13,922
Commitment fee (4)........................           500               375
Interest expense related to existing
 interest rate swap agreements............           993             1,086
Interest on existing debt not repaid......           826               722
                                                --------          --------
Cash interest expense.....................        45,207            34,349
Amortization of debt issuance costs (5)...         9,017             1,194
Historical capitalized interest...........        (1,148)             (670)
                                                --------          --------
Interest expense--as adjusted.............        53,076            34,873
Less: pro forma interest expense (6)......       (23,095)          (17,004)
Less: pro forma amortization of debt
 issuance costs (7).......................          (558)             (190)
                                                --------          --------
Total adjustment..........................      $ 29,423          $ 17,679
                                                ========          ========

--------
(1) Represents interest on $50,000 of senior term loan A using an assumed rate of 8.75%.
(2) Represents interest on $210,000 of senior term loan B using an assumed rate of 9.50%.
(3) Represents interest on $135,000 of senior subordinated bridge financing using a weighted average rate of 13.75%.
(4) Represents a 0.5% commitment fee on the unused portions of the revolving credit facility.
(5) Represents amortization of debt issuance costs of $17,625 over the term of the related debt.
(6) Represents the elimination of pro forma interest expense paid or payable in cash.
(7) Represents the elimination of pro forma amortization of debt issuance fees.

   A 0.125% increase or decrease in the assumed weighted average interest rate applicable to the senior term loan A, senior term loan B and the senior subordinated bridge financing would change the pro forma interest expense and income before taxes as follows:

                                                Year Ended     Nine Months Ended
                                            September 27, 1998   June 27, 1999
                                            ------------------ -----------------
   Senior term loan A......................        $ 63              $ 47
   Senior term loan B......................         263               197
   Senior subordinated bridge financing....         169               127
                                                   ----              ----
   Total...................................        $495              $371
                                                   ====              ====

   (f) Represents the tax effect of the recapitalization and offering adjustments.

                                 CAPITALIZATION

   The following table sets forth the historical capitalization of Citation as of June 27, 1999, and the capitalization of Citation as of June 27, 1999, as adjusted to give effect to the merger and recapitalization. The information below should be read in conjunction with the pro forma consolidated financial statements included elsewhere in this proxy statement/prospectus, and the consolidated financial statements and related notes. See "Unaudited Pro Forma Consolidated Financial Statements."

                                                                   As of
                                                               June 27, 1999
                                                            --------------------
                                                             Actual  As Adjusted
                                                            -------- -----------
                                                                (dollars in
                                                                 thousands)
Cash and cash equivalents.................................. $  2,080  $  1,919
                                                            ========  ========
Debt (including current maturities):
 Revolving credit facility (1)............................. $    --   $    --
 Senior term loan A........................................      --     50,000
 Senior term loan B........................................      --    210,000
 Capitalized leases........................................    8,167     8,167
 Senior subordinated bridge financing......................      --    135,000
 Existing debt ............................................  311,184       --
                                                            --------  --------
  Total debt...............................................  319,351   403,167
Stockholders' equity.......................................  199,904   137,981
                                                            --------  --------
  Total capitalization..................................... $519,255  $541,148
                                                            ========  ========

--------
(1) Following the merger and the transactions contemplated by the merger agreement, our principal sources of liquidity will be cash flow generated from operations and borrowings under our $100.0 million revolving credit facility.

                      INFORMATION CONCERNING THE COMPANIES

Citation

  General

   Citation Corporation, established in 1974, is a leading independent manufacturer of cast, forged and machined components made primarily from iron, steel and aluminum materials. We believe that we are the second largest independent castings supplier and the third largest independent forgings supplier in the markets in which we compete, and one of only 11 companies in these markets with annual sales in excess of $300 million. Our products are used primarily in the following markets and in a wide range of applications, including those noted below:

   Market                                 Applications
   ------                                 ------------
   Automotive                             Brake, steering, engine and drive train parts
                                          for passenger cars, sport-utility vehicles
                                          (SUVs) and light trucks

   Medium and Heavy Truck                 Suspension and transmission parts

   Construction Equipment                 Wheels, differential housings, and ground
                                          engaging tools

   Aerospace                              Engine, landing gear and structural airframe
                                          parts

   Other, Capital Goods and Durable Goods Broad range of critical parts, including gear boxes for agricultural equipment, drilling
                                          equipment for oil tools and crankshafts for
                                          compressors

   We market our products to many of the major original equipment manufacturers and Tier 1 and other major suppliers such as Ford Motor Company, TRW LucasVarity PLC, Dana Corporation, Caterpillar Inc., Delphi Corporation, DaimlerChrysler Corp. and General Motors Corp. We believe we have established a leading market share in many of our major product lines through our design, engineering and manufacturing expertise, and through selective acquisitions. For the 12-month period ended August 1, 1999, we generated pro forma sales of $817.9 million.

   We recently reorganized our operations into four groups focused on common markets for our products. The primary goals of this reorganization were to: (1) market our products more uniformly, efficiently and effectively through the consistent use of the "Citation" name; (2) increase cross-selling of our products to our key customers; (3) contain costs by eliminating redundant marketing personnel; and (4) implement "best practices" throughout our organization. We believe that this reorganization will significantly improve our existing and future business prospects by allowing us to better focus on specific customer needs and operate more effectively. Our operating groups are:
(1) Automotive (47.1% of our total pro forma sales for the nine-month period ended June 27, 1999); (2) Industrial Iron (32.8%); (3) Industrial Steel (13.5%) and (4) Aerospace and Technology (6.6%).

   Citation was originally organized in 1974 and reincorporated in Delaware in 1994. Its principal offices and corporate headquarters are located at 2 Office Park Circle, Suite 204, Birmingham, Alabama 35223, telephone: (205) 871-5731.

   Management and Additional Information

   Certain information relating to the current directors and executive officers, executive compensation and certain relationships and related transactions and other related matters as to Citation is set forth in the Citation Annual Report on Form 10-K, as amended, for the year ended September 27, 1998, which is incorporated into this proxy statement/prospectus by reference. See "Where You Can Find More Information" and "Incorporation of Documents by Reference."

Kelso & Company and RSJ Acquisition Co.

   Kelso & Company is a private investment company which specializes in acquisition transactions. The offices of Kelso & Company are located at 320 Park Avenue, 24th Floor, New York, New York 10022, telephone (212) 751-3939.

   RSJ Acquisition Co., a Delaware corporation, was recently organized by Kelso & Company for the purpose of entering into the merger. It has not engaged in any activities except in connection with the proposed merger. RSJ Acquisition Co. is wholly-owned by affiliates of Kelso & Company. The offices of RSJ Acquisition Co. are located at 320 Park Avenue, 24th Floor, New York, New York 10022, telephone (212) 751-3939.

   The capital stock of RSJ Acquisition Co. presently is owned by Kelso Investment Associates VI, L.P., a Delaware limited partnership, and KEP VI, LLC, a Delaware limited liability company, which are private investment vehicles formed for the purpose of investing in transactions arranged by Kelso & Company.

   We understand that Kelso & Company will cause Citation to pay to it a fee of approximately $8.5 million in cash upon completion of the merger and will also cause Citation to pay to it an annual fee of $850,000 for monitoring and other advisory services. From time to time in the future, Kelso & Company may also cause Citation to pay to Kelso & Company customary fees for additional advisory services rendered to Citation. We understand that these fees for additional advisory services will be negotiated with the Board of Directors and will be based on the services performed and the prevalent fees then charged by other parties for comparable services.

                      STOCK PRICE AND DIVIDEND INFORMATION

   Shares of Citation common stock are traded on The Nasdaq Stock Market under the symbol "CAST." The table below sets forth, for the fiscal quarters indicated, the high and low closing prices of shares of Citation common stock as reported by The Nasdaq Stock Market.

       Fiscal 1998                                          High      Low
       -----------                                          ----      ----
       First Quarter....................................... $20 1/2   $15 1/2
       Second Quarter...................................... $ 23      $15 7/8
       Third Quarter....................................... $23 3/4   $ 18
       Fourth Quarter...................................... $20 5/8   $ 8 1/2

       Fiscal 1999                                          High      Low
       -----------                                          ----      ----
       First Quarter....................................... $14 3/8   $ 7 1/2
       Second Quarter...................................... $13 1/16  $  9
       Third Quarter....................................... $16 3/16  $ 9 1/2
       Fourth Quarter...................................... $17 5/16  $14 3/4
       Fiscal 2000                                          High      Low
       -----------                                          ----      ----
       First Quarter (through October 18, 1999)............ $15 15/16 $11 13/16

   As of August 27, 1999 there were 174 holders of record of common stock.

   On June 24, 1999, the last full trading day before the public announcement of the proposed merger, the reported closing price of Citation common stock on The Nasdaq Stock Market was $14.125 per share.

   On October 26, 1999, the most recent practicable date before the printing of this proxy statement/ prospectus, the reported closing price of Citation common stock on The Nasdaq Stock Market was $16 1/16 per share.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

   The following table sets forth, as of August 27, 1999, the number and percentage of outstanding shares of Citation common stock beneficially owned by each person known by Citation to be a beneficial owner of more than five percent of its issued and outstanding common stock. Beneficial ownership reflects sole voting and investment power unless otherwise noted.

                                Shares         Percentage
                             Beneficially       of Common
   Beneficial Owner             Owned           Stock(1)
   ----------------          ------------      ----------
   T. Morris Hackney.......   4,026,034(2)(4)     22.0%
   Chairman
   2 Office Park Circle,
    Suite 204
   Birmingham, Alabama
    35223
   Wilmington Trust
    Company, as Trustee....   1,764,166(3)(4)      9.6%
   of the Morris Hackney
    Irrevocable Trust and
   the Brenda M. Hackney
    Irrevocable Trust
   Rodney Square North 1100
    North Market Street
   Wilmington, Delaware
    19890-0001
   RSJ Acquisition Co., ...   5,350,040(4)        29.3%
   Kelso & Company, and
    affiliates
   320 Park Avenue, 24th
    Floor
   New York, New York 10022
   Skyline Asset Management
    L.P. ..................   1,362,000(5)         7.4%
   311 South Wacker Drive
   Suite 4500
   Chicago, Illinois 60606
   Drummond Company, Inc...   1,336,400            7.3%
   P. O. Box 10246
   530 Beacon Parkway West
   Birmingham, Alabama
    35202

--------
(1) For purposes of this table, the percentage of class beneficially owned has been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, on the basis of 17,884,739 shares outstanding, plus 401,750 shares issuable pursuant to options exercisable within 60 days. Percentages shown here therefore vary from percentages stated in other places in this proxy statement/prospectus, which are based only on the number of shares actually outstanding.

(2) The amount shown includes 50,000 shares that may be acquired pursuant to stock options exercisable within 60 days, 338,000 shares owned by the Hackney Charitable Foundation, of which Mr. Hackney is an officer and a director with shared voting and investment power, and an aggregate of 3,619,634 shares owned by three limited liability companies as to which Mr. Hackney has sole voting and investment power. The amount shown also includes 18,400 shares owned by trusts for the benefit of Mr. Hackney's minor children, as to which he disclaims ownership. All of these shares (but not the options) are subject to the voting agreement with RSJ Acquisition Co. See "The Merger and Recapitalization--Description of Voting Agreement."

(3) The amount shown includes 1,400,000 shares owned by the Morris Hackney Irrevocable Trust, a trust for the benefit of Mr. Hackney and his family, and 364,166 shares owned by the Brenda M. Hackney Irrevocable Trust, a trust for the benefit of Mr. Hackney's spouse, as to all of which Wilmington Trust Company, as Trustee, has sole voting and investment power. An aggregate of 1,374,006 of the shares held by these trusts are subject to the voting agreement with RSJ Acquisition Co. See "The Merger and Recapitalization--Description of Voting Agreement."

(4) Under the voting agreement among RSJ Acquisition Co., the Hackney Charitable Foundation, the Hackney limited liability companies and the Hackney family trusts described in notes 2 and 3 above, RSJ Acquisition Co. has the power to vote 5,350,040 of the shares beneficially owned or held by Mr. Hackney and/or entities related to him or his family in favor of adoption of the merger agreement. See "The Merger and Recapitalization-- Description of Voting Agreement." As such, and as reported in a
    Schedule 13D filed as of June 24, 1999, Kelso & Company, RSJ Acquisition Co. and the limited partnerships and limited liability companies that own RSJ Acquisition Co., as well as the general partners and managing members of those limited partnerships and limited liability companies, are all considered to have shared voting power as to those shares, and therefore may be deemed to beneficially own the shares. The individual general partners have disclaimed beneficial ownership of these shares. The 29.3% of the class shown in this table is slightly different from the 29.9% stated in other places in this proxy statement/prospectus because of the inclusion here of options that may be exercised within 60 days, as required by SEC rules, in the total number of shares deemed outstanding.

(5) As indicated in Schedule 13G filed as of February 12, 1999, Skyline Asset Management L.P. has shared voting and investment power over these shares, which are held by it as investment adviser for the benefit of certain client accounts over which it exercises discretion.

Security Ownership of Management

   The following table sets forth, as of August 27, 1999, the number and percentage of outstanding shares of Citation common stock beneficially owned by each director, certain executive officers and all executive officers and directors as a group. Beneficial ownership reflects sole voting and investment power unless otherwise noted.

                                                           Shares     Percentage
                                                        Beneficially  of Common
Beneficial Owner                                          Owned(1)    Stock (1)
----------------                                        ------------  ----------
George N. Booth .......................................    18,314 (2)     *
Director

A. Derrill Crowe.......................................    65,033 (2)     *
Director

William W. Featheringill...............................   115,401 (2)     *
Director

T. Morris Hackney...................................... 4,026,034 (3)    22.0%
Chairman

Frank B. Kelso, II (4).................................    11,000 (2)     *
Director

John W. Lawson.........................................    51,014 (5)     *
Vice President, Automotive Group

Van L. Richey..........................................    16,638 (2)     *
Director

Timothy L. Roberts.....................................    92,273 (6)     *
Vice President, Aerospace and Technology
 Groups

Frederick F. Sommer....................................   148,168 (7)     *
President, Chief Executive Officer
 and Director

R. Conner Warren.......................................   895,300 (8)    4.9%
Executive Vice President and
 Chief Administrative Officer
 and Director

Edwin L. Yoder.........................................    56,535 (9)       0
Vice President, Industrial Group

Current directors and executive
 officers as a group................................... 5,541,998(10)    30.3%

--------
  *less than 1%

 (1) For purposes of this table, the percentage of class beneficially owned has been computed, in accordance with Rule 13d-3(d)(1) under the Exchange Act, on the basis of 17,884,739 shares outstanding, plus 401,750 shares issuable pursuant to options exercisable within 60 days.

 (2) Included in the number of shares beneficially owned by Mr. Booth, Dr. Crowe, Mr. Featheringill, Admiral Kelso and Mr. Richey are 10,000 shares each that non-employee directors have the right to acquire within 60 days pursuant to stock options granted under Citation's Non-Qualified Stock Option Plan for Non-Employee Directors.

 (3) The amount shown includes 50,000 shares that may be acquired pursuant to stock options exercisable within 60 days, 338,000 shares owned by the Hackney Charitable Foundation, of which Mr. Hackney is an officer and a director with shared voting and investment power, and an aggregate of 3,619,634 shares owned by three limited liability companies as to which Mr. Hackney has sole voting and investment power. The amount shown also includes 18,400 shares owned by trusts for the benefit of Mr. Hackney's minor children, as to which he disclaims ownership. The amount shown does not include 1,400,000 shares owned by an irrevocable trust for the benefit of Mr. Hackney and his family and 364,166 shares owned by a trust for the benefit of his spouse, with respect to all of which an independent trustee has sole voting and investment power. See note 3 in the preceding table.

 (4) Admiral Kelso is not related to or affiliated with Kelso & Company, RSJ Acquisition Co., or any of their affiliates.

 (5) The amount shown includes 25,000 shares that may be acquired pursuant to stock options exercisable within 60 days.

 (6) The amount shown includes 48,500 shares that may be acquired pursuant to stock options exercisable within 60 days.

 (7) The amount shown includes 116,500 shares that may be acquired pursuant to stock options exercisable within 60 days.

 (8) The amount shown includes 52,500 shares that may be acquired pursuant to stock options exercisable within 60 days. It also includes 20,000 shares owned by Mr. Warren's spouse and 8,000 shares owned by his children, as to all of which he disclaims beneficial ownership.

 (9) The amount shown includes 25,000 shares that may be acquired pursuant to stock options exercisable within 60 days.

(10) Included in the number of shares beneficially owned by current directors and executive officers as a group is an aggregate 401,750 shares that may be acquired pursuant to stock options exercisable within 60 days.

                      COMPARISON OF THE RIGHTS OF CITATION
                    STOCKHOLDERS BEFORE AND AFTER THE MERGER

Description of Citation Capital Stock Following the Merger

   The following description of Citation's capital stock following the merger is only a summary, and is subject to the detailed provisions of the certificate of incorporation and by-laws of Citation, and certain provisions of Delaware law.

   Common Stock. Citation has 30,000,000 shares of Citation common stock, par value $.01 per share, authorized for issuance. Holders of Citation common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and are entitled to receive ratably such dividends, if any, as may be declared from time to time by Citation's Board of Directors out of funds legally available. Subject to the rights of creditors and holders of any preferred stock which may be issued now or in the future, in the event of a liquidation, dissolution or winding up of Citation, holders of Citation common stock are entitled to share ratably in all assets remaining after payment of Citation's liabilities. Holders of Citation common stock have no right to convert their shares of Citation common stock into other securities, and there are no redemptive provisions with respect to the shares. All of the outstanding shares of Citation are, and the shares of Citation common stock following the merger will be, fully paid and non-assessable.

   The Bank of New York is the transfer agent and registrar for Citation common stock. Shares of Citation common stock currently are listed on The Nasdaq Stock Market under the symbol "CAST." After the merger, the shares of Citation common stock will not be listed on Nasdaq or any other stock exchange or over-the-counter market, and Citation does not anticipate that it will have an independent transfer agent and registrar.

   Preferred Stock. Under Citation's certificate of incorporation, the Board of Directors is authorized at any time and from time to time to provide for the issuance of all or any shares of the Citation preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as are permitted by Delaware law. Under a certificate of designations, Citation authorized 300,000 shares of preferred stock, designated as series A junior participating preferred stock, in connection with the adoption of the Stockholder Rights Plan described elsewhere in this proxy statement/prospectus. No shares of preferred stock have been issued or are outstanding.

   Non-Cumulative Voting. Each holder of Citation common stock is entitled, and will continue to be entitled after the merger, to one vote per share with respect to all matters that are required by law to be submitted to stockholders. The stockholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directs can elect 100% of the directors if they choose to do so, subject to the rights, if any, of the holders of preferred stock, if any, to elect directors. The holders of the remaining less than 50% of the shares voting for the election of the directors would be unable to elect any person or persons to the Board of Directors.

   Dividend Policy. Citation has not paid dividends on its common stock, does not anticipate the payment of any cash dividends in the foreseeable future and intends to retain earnings to finance its operations. See "Risk Factors--We do Not Expect to Pay Dividends After the Merger."

   Preemptive Rights. Owners of shares of Citation common stock currently are not entitled to preemptive rights. However, the Stockholders Agreement will provide that each stockholder who is a party to that agreement will have the right to purchase his pro rata share of any equity securities if Citation proposes to sell those securities to any person, subject to certain exceptions. Subject to those preemptive rights, the Kelso-affiliated stockholders will have the right to purchase from Citation, for a period of one year following the merger, such additional number of shares of Citation common stock as those stockholders may request for a per-share price equal to the lesser of $17.00 or the fair market value thereof, based on the most recent appraisal of Citation. Stockholders of Citation other than the parties to the Stockholders Agreement will not have preemptive rights.

   Charter Documents of Citation Following the Merger. The by-laws of Citation in effect at the effective time will be the by-laws of Citation following the merger until thereafter changed or amended as provided in the by-laws or by applicable law. The certificate of incorporation of Citation, as in effect immediately prior to the effective time, will be the certificate of incorporation of Citation following the merger, until thereafter changed or amended as provided in the certificate of incorporation or by applicable law. It is not anticipated that there will be any change in the equity capitalization of Citation in connection with the merger, except as described in this proxy statement/prospectus.

   Stockholders Agreement and Registration Rights Agreement. See "The Merger and Recapitalization--Rights of Stockholders After the Merger" for a description of the terms and conditions of the Stockholders Agreement and the Registration Rights Agreement.

   Issuance of Warrants to Purchase Common Stock. See "The Merger and Recapitalization--Financing of the Merger and Recapitalization; Senior Subordinated Increasing Rate Bridge Notes Financing" on page 69 for a description of the agreement by Citation to place warrants, equal to 5% of its fully diluted common stock, in an escrow account, such warrants to be used as necessary in connection with reselling or refinancing the notes, and for a description of the terms and conditions of those warrants.

Absence of Rights Plan

   In November 1998, The Board of Directors of Citation implemented a Stockholder Rights Plan, which has been amended so that it will not apply to the merger agreement, the voting agreement or the merger, and so that the rights will expire immediately prior to the effective time of the merger. See "Certain Provisions of the Merger Agreement--Rights Plan Amendment." Accordingly, Citation will not have a rights plan in place following the merger.

Anti-Takeover Statute

   Citation is subject to Section 203 of the General Corporation Law of the State of Delaware ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person, or an affiliate or associate of that person, who is an "interested stockholder" for a period of three years from the time that the person became an interested stockholder unless:

    (1)the transaction resulting in the person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

    (2)the interested stockholder owned or acquired 85% or more of the outstanding voting stock of the corporation (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock plans) as a result of the transactions by which it became an interested stockholder; or

    (3)on or after the time the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at an annual or special meeting.

   Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether the person is an interested stockholder.

   A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage; provided that, with certain limited exceptions, the bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the certificate of incorporation nor the by-laws of Citation contains any exclusion.

   The approval by the Citation Board of Directors of the merger agreement, voting agreement and the transactions contemplated by those agreements constituted the prior approval contemplated by Section 203. Accordingly, Citation may engage in any business combination transactions within the meaning of Section 203 with RSJ Acquisition Co., Kelso & Company or any of their affiliates and associates, without satisfying the waiting period or stockholder approval requirements (unless stockholder approval is otherwise required under Delaware law) of Section 203. See "Risk Factors--We Will be Controlled by Kelso & Company After the Merger."

                           CERTAIN PENDING LITIGATION

   On June 25, 1999, Brickell Partners, an alleged stockholder of Citation, filed suit against Citation and its directors, Messrs. Hackney, Sommer, Warren, Booth, Crowe, Featheringill, Kelso and Richey, in the Court of Chancery of the State of Delaware (the "Court of Chancery"), Brickell Partners v. Hackney, et al., C.A No. 17256. On June 28, 1999, David Rucker, another alleged stockholder, also filed suit against Citation and its directors, as well as Kelso & Company and RSJ Acquisition Co. in the Court of Chancery, Rucker v. Hackney, et al., C.A. No. 17257. Both complaints purport to be class actions brought on behalf of the stockholders of Citation, and both seek to enjoin the merger, or, in the alternative, rescind the transaction, as well as unspecified damages and attorneys' fees. Plaintiffs in both actions allege that the price offered in the merger is inadequate and that the defendants have breached their fiduciary duties to Citation and its stockholders by approving the merger, or have aided and abetted a breach.

   On October 18, 1999, the defendants answered the Brickell complaint, denying all material allegations of wrongdoing. The Rucker complaint has not been served on the defendants. Citation believes that these claims are without merit. Citation, the directors, Kelso & Company and RSJ Acquisition Co. intend to defend vigorously against the actions.

                                APPRAISAL RIGHTS

   Holders of shares of Citation common stock who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under
Section 262 of the General Corporation Law of the State of Delaware ("Section 262").

   The following discussion is not a complete statement of the law pertaining to appraisal rights under Section 262 and is qualified in its entirety by the full text of Section 262 which is attached to this proxy statement/prospectus as Annex C. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of Citation common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Citation common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

   Under Section 262, persons who hold shares of Citation common stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Citation common stock appraised by the Delaware

Court of Chancery and to receive payment of the "fair value" of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, as determined by the court.

   Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the adoption of the merger agreement by Citation's stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus constitutes that notice, and the applicable statutory provisions are attached to this proxy statement/prospectus as Annex
C. Any holder of Citation common stock who wishes to exercise appraisal rights or who wishes to preserve the holder's right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights.

   A holder of shares of Citation common stock wishing to exercise appraisal rights must deliver to Citation, before the vote on the adoption of the merger agreement at the reconvened special meeting, a written demand for the appraisal of their shares and must not vote in favor of the adoption of the merger agreement. A holder of shares of Citation common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. A vote against the adoption of the merger agreement will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The demand must reasonably inform Citation of the identity of the holder as well as the intention of the holder to demand an appraisal of the "fair value" of the shares held by the stockholder.

   Only a holder of record of shares of Citation common stock is entitled to assert appraisal rights for the shares of Citation common stock registered in that holder's name. A demand for appraisal in respect of shares of Citation common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificates, and must state that such person intends thereby to demand appraisal of the holder's shares of Citation common stock in connection with the merger. If the shares of Citation common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Citation common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for the owner or owners. A record holder such as a broker who holds shares of Citation common stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Citation common stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Citation common stock held for other beneficial owners; in that case, however, the written demand should set forth the number of shares of Citation common stock as to which appraisal is sought and where no number of shares of Citation common stock is expressly mentioned the demand will be presumed to cover all shares of Citation common stock held in the name of the record owner. Stockholders who hold their shares of Citation common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

   All written demands for appraisal pursuant to Section 262 should be sent or delivered to Citation at 2 Office Park Circle, Suite 204, Birmingham, Alabama 35223, Attention: Stanley B. Atkins, Vice President and Secretary.

   Within 10 days after the effective time of the merger, the surviving corporation must notify each holder of Citation common stock who has complied with Section 262 and who has not voted in favor of the adoption of the merger agreement that the merger has become effective. Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation or any holder of Citation common stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the holder's shares of Citation common stock. The surviving corporation is under no obligation to and has no present intention to file a petition. Accordingly, it is the obligation of the holders of Citation common stock to initiate all necessary action to perfect their appraisal rights in respect of their shares of Citation common stock within the time prescribed in Section 262.

   Within 120 days after the effective time of the merger, any holder of Citation common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

   If a petition for an appraisal is timely filed by a holder of shares of Citation common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the holders of shares of Citation common stock who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

   After determining the holders of Citation common stock entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of Citation common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders of Citation common stock considering seeking appraisal should be aware that the fair value of their shares of Citation common stock as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares of Citation common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Citation common stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

   Any holder of shares of Citation common stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares of Citation common stock subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Citation common stock (except dividends or other distributions payable to holders of record of Citation common stock as of a record date prior to the effective time of the merger).

   If any stockholder who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses the holder's right to appraisal, the shares of Citation common stock of that stockholder will be converted into the right to receive $17.00 per share in cash, without interest. A stockholder will fail to perfect, or effectively lose or withdraw the holder's right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to the surviving corporation a written withdrawal of the holder's demand for appraisal and an acceptance of the merger, except that any such attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of the surviving corporation and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

   Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

                                 LEGAL MATTERS

   The validity of the shares of Citation common stock to be issued in connection with the merger and the material federal income tax consequences of the merger will be passed upon by Ritchie & Rediker, L.L.C., counsel to Citation. Certain members of that firm own 409,700 shares of Citation common stock and one member of that firm has engaged in discussions concerning an election to retain 30,250 shares.

                            INDEPENDENT ACCOUNTANTS

   The consolidated financial statements of Citation at September 27, 1998 and September 28, 1997, and for each of the three years in the period ended September 27, 1998, included in Citation's Annual Report on Form 10-K for the fiscal year ended September 27, 1998, and incorporated by reference in this proxy statement/prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated therein. Representatives of PricewaterhouseCoopers LLP are expected to be present at the special meeting, and will be available to respond to appropriate questions.

                      WHERE YOU CAN FIND MORE INFORMATION

   Citation is subject to the informational requirements of the Exchange Act, and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that companies file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

   Citation filed a Registration Statement on Form S-4 to register with the SEC its shares of common stock to be retained by Citation stockholders in connection with the merger. This proxy statement/prospectus is a part of the Registration Statement and constitutes a prospectus of Citation. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in Citation's Registration Statement or in the exhibits to that Registration Statement. All information contained in this proxy statement/prospectus concerning RSJ Acquisition Co. and Kelso & Company has been supplied by RSJ Acquisition Co. and has not been verified by Citation. Except as otherwise indicated, all other information contained in this proxy statement/prospectus (or, as permitted by applicable rules and regulations of the SEC, incorporated by reference in this proxy statement/prospectus) has been supplied or prepared by Citation and has not been verified by RSJ Acquisition Co. or Kelso & Company.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The SEC allows Citation to "incorporate by reference" information into this proxy statement/prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in (or incorporated by reference in) this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents listed below that have been previously filed with the SEC. These documents contain important information about our company and its finances.

      Citation SEC Filings (File No. 0-24492)     Period Covered
      ---------------------------------------     --------------
      Annual Report on Form 10-K                  Fiscal year ended
                                                  September 27,1998
      Quarterly Report on Form 10-Q               Fiscal quarter ended
                                                  December 27, 1998
      Quarterly Report on Form 10-Q               Fiscal quarter ended
                                                  March 28, 1999
      Quarterly Report on Form 10-Q               Fiscal quarter ended
                                                  June 27, 1999
      Proxy Statement on Schedule 14A for 1999    Dated January 11, 1999
       Annual Meeting of Stockholders
      Current Report on Form 8-K                  Dated July 1, 1999
      Current Report on Form 8-K                  Dated September 17, 1999
      Current Report on Form 8-K                  Dated October 6, 1999
      Current Report on Form 8-K                  Dated October 7, 1999
      Current Report on Form 8-K                  Dated October 13, 1999
      Description of Citation common stock        Dated July 6, 1994
       contained in Citation's Registration
       Statement
       on Form 8-A
      Description of Citation common stock        Dated December 1, 1998
       purchase rights contained in Citation's
       Registration Statement on Form 8-A

   Citation is also incorporating by reference additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date of the special meeting.

   If you are a stockholder, Citation may have sent you some of the documents incorporated by reference, but you can obtain any of them through either Citation or the SEC. Documents incorporated by reference are available from Citation without charge, excluding all exhibits unless specifically incorporated by reference in this proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address:

                               Stanley B. Atkins
                          Vice President and Secretary
                              Citation Corporation
                              2 Office Park Circle
                                   Suite 204
                           Birmingham, Alabama 35223
                                 (205) 871-5731

   If you would like to request documents, please do so by November 22, 1999 in order to receive them before the special meeting.

   Citation also maintains an Internet web site (www.citationcorp.com) that contains certain information, reports and news releases about Citation, as well as links to Citation's SEC filings.

                             STOCKHOLDER PROPOSALS

   Any proposal that a stockholder expects to present at the next annual meeting must have been received at Citation's principal executive office shown on the first page of this proxy statement/prospectus not later than September 9, 1999, in order to be included in the proxy material for the annual meeting in 2000.

                                 OTHER MATTERS

   As of the date of this proxy statement/prospectus, the Citation Board knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before either the special meeting or any adjournments or postponements thereof to be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by those proxies as to any matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the Board of Directors of Citation.

   We have not authorized anyone to give any information or make any representation about the matters to be considered at the special meeting or Citation that differs from or adds to the information in this proxy statement/prospectus or in our documents that are publicly filed with the SEC and incorporated by reference in this proxy statement/prospectus. Therefore, if anyone does give you different or additional information, you should not rely on it. Also, you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than its date or such other date as this proxy statement/prospectus indicates. The mailing date of this proxy statement/prospectus to Citation stockholders does not create any implication to the contrary.

   If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct those activities, then the offer presented by this proxy statement/prospectus does not extend to you.

                                                                         ANNEX A



               AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION

                                 by and between

                              RSJ ACQUISITION CO.

                                      and

                              CITATION CORPORATION

                           Dated as of June 24, 1999

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
ARTICLE I The Merger......................................................  A-4
  SECTION 1.01. The Merger ...............................................  A-4
  SECTION 1.02. Closing ..................................................  A-4
  SECTION 1.03. Effective Time ...........................................  A-4
  SECTION 1.04. Effects of the Merger ....................................  A-4
  SECTION 1.05. Certificate of Incorporation and By-laws .................  A-5
  SECTION 1.06. Board of Directors .......................................  A-5
  SECTION 1.07. Officers .................................................  A-5
ARTICLE II Effect of the Merger on the Capital Stock of the Constituent
 Corporations ............................................................  A-5
  SECTION 2.01. Effect on Capital Stock ..................................  A-5
  SECTION 2.02. Company Common Stock Elections ...........................  A-6
  SECTION 2.03. Proration ................................................  A-7
  SECTION 2.04. Exchange of Certificates .................................  A-8
  SECTION 2.05. Shares of Dissenting Stockholders.........................  A-9
ARTICLE II Representations and Warranties................................. A-10
  SECTION 3.01. Representations and Warranties of the Company ............ A-10
  SECTION 3.02. Representations and Warranties of Merger Co............... A-20
ARTICLE IV Covenants Relating to Conduct of Business...................... A-22
  SECTION 4.01. Conduct of Business....................................... A-22
  SECTION 4.02. Other Actions............................................. A-24
  SECTION 4.03. Advice of Changes......................................... A-24
  SECTION 4.04. No Solicitation by the Company............................ A-24
ARTICLE V Additional Agreements .......................................... A-26
  SECTION 5.01. Preparation of the Form S-4 and Proxy Statement;
   Stockholder Meeting.................................................... A-26
  SECTION 5.02. Access to Information; Confidentiality.................... A-27
  SECTION 5.03. Filings; Other Action..................................... A-27
  SECTION 5.04. Stock Options and Restricted Stock Units.................. A-27
  SECTION 5.05. Indemnification, Exculpation and Insurance................ A-28
  SECTION 5.06. Fees and Expenses......................................... A-29
  SECTION 5.07. Public Announcements...................................... A-29
  SECTION 5.08. Stockholder Litigation.................................... A-30
  SECTION 5.09. Employee Matters.......................................... A-30
  SECTION 5.10. Consummation of Financing................................. A-30
  SECTION 5.11. Recapitalization.......................................... A-31
  SECTION 5.12. Transfer Taxes............................................ A-31
  SECTION 5.13. State Takeover Laws....................................... A-31
  SECTION 5.14. The Company Rights Plan................................... A-31
  SECTION 5.15. Letter as to Solvency..................................... A-31
  SECTION 5.16. Monetization of Non-Cash Election Shares.................. A-31
  SECTION 5.17. Listing................................................... A-32

                                                                           Page
                                                                           ----
ARTICLE VI Conditions Precedent........................................... A-32
  SECTION 6.01. Conditions to Each Party's Obligation To Effect the
   Merger................................................................. A-32
  SECTION 6.02. Conditions to Obligations of the Company.................. A-32
  SECTION 6.03. Conditions to Obligations of Merger Co. .................. A-33
  SECTION 6.04. Frustration of Closing Conditions......................... A-33
ARTICLE VII Termination, Amendment and Waiver............................. A-33
  SECTION 7.01. Termination............................................... A-33
  SECTION 7.02. Effect of Termination..................................... A-34
  SECTION 7.03. Amendment................................................. A-34
  SECTION 7.04. Extension; Waiver......................................... A-35
ARTICLE VIII General Provisions........................................... A-35
  SECTION 8.01. Nonsurvival of Representations and Warranties............. A-35
  SECTION 8.02. Notices................................................... A-35
  SECTION 8.03. Definitions............................................... A-36
  SECTION 8.04. Interpretation............................................ A-36
  SECTION 8.05. Counterparts.............................................. A-36
  SECTION 8.06. Entire Agreement; Third-Party Beneficiaries............... A-37
  SECTION 8.07. Governing Law............................................. A-37
  SECTION 8.08. Assignment................................................ A-37
  SECTION 8.09. Enforcement; Waiver of Jury Trial......................... A-37
  SECTION 8.10. Headings.................................................. A-37
  SECTION 8.11. Severability.............................................. A-37

  AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION (this "Agreement"), dated as of June 24, 1999, by and between RSJ Acquisition Co., a Delaware corporation ("Merger Co."), and Citation Corporation, a Delaware corporation (the "Company").

  WHEREAS, the Board of Directors of each of the Company and Merger Co. has approved and declared advisable this Agreement and the merger of Merger Co. with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $.01 per share, of the Company ("Company Common Stock"), other than shares directly or indirectly owned by Merger Co. or the Company and other than Dissenting Shares (as hereinafter defined), will, at the election of the holder thereof and subject to the terms hereof, be converted into the right to receive either (i) cash or (ii) common stock, par value $.01 per share, of the Surviving Corporation (the "Non-Cash Election Shares");

  WHEREAS, the Board of Directors of each of the Company (upon the recommendation of its Special Committee) and Merger Co. has determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;

  WHEREAS, Kelso & Company, L.P. ("Kelso & Company"), an affiliate of Merger Co., has concurrently herewith delivered a letter to the Company (the "Equity Commitment Letter"), which Equity Commitment Letter confirms Kelso & Company's commitment, on the terms and subject to the conditions set forth therein, to contribute or cause to be contributed to Merger Co. the equity financing required for consummation of the Merger; and

  WHEREAS, the Company and Merger Co. desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

  NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                   The Merger

  SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Merger Co. shall be merged with and into the Company at the Effective Time. Following the Effective Time, the Company, as the Surviving Corporation, shall succeed to and assume all the rights and obligations of Merger Co. in accordance with the DGCL.

  SECTION 1.02. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on the second business day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), unless another time or date is agreed to by the parties hereto (the "Closing Date").

  SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall acknowledge and file a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as the Company and Merger Co. shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

  SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

  SECTION 1.05. Certificate of Incorporation and By-laws. (a) The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  (b) The By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  SECTION 1.06. Board of Directors. The directors of Merger Co. immediately before the Effective Time will be the initial directors of the Surviving Corporation until their successors are elected or appointed and qualified.

  SECTION 1.07. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE II

                Effect of the Merger on the Capital Stock of the
                            Constituent Corporations

  SECTION 2.01. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the Company Common Stock or capital stock of Merger Co.:

  (a) Cancellation of Company Stock. Each share of the Company Common Stock that is owned by Merger Co. or the Company (or by any direct or indirect wholly-owned subsidiary of Merger Co. or the Company) shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

  (b) Conversion of the Company Common Stock. Except as otherwise provided herein and subject to Section 2.03 hereof, each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(a) and other than Dissenting Shares) shall be converted into the following (the "Merger Consideration"):

    (i) for each such share of Company Common Stock with respect to which an election to receive common stock in the Surviving Corporation has been effectively made and not revoked or lost, pursuant to Section 2.02 (the "Electing Shares"), the right to receive, subject to Section 2.04(d), one fully paid and non-assessable Non-Cash Election Shares; and

    (ii) for each such share of Company Common Stock (other than Electing Shares), the right to receive $18.10 in cash (the "Cash Election Price").

  (c) Cancellation of Company Common Stock. As of the Effective Time, all shares of the Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented shares of Company Common Stock (a "Certificate") shall cease to have any rights with respect thereto, except (other than in the case of shares to be canceled in accordance with Section 2.01(a)) the right to receive the Merger Consideration and any cash in lieu of fractional shares pursuant to this Article II to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.04, without interest, or, in the case of Dissenting Shares, the rights, if any, accorded under Section 262 of the DGCL.

  (d) Capital Stock of Merger Co. Each issued and outstanding share of capital stock of Merger Co. shall be converted into and become such number of fully paid and non-assessable Non-Cash Election Shares as is equal to (i) (x) the aggregate amount of cash contributed as equity to Merger Co. in connection with the consummation of the Merger and the other transactions contemplated hereby, divided by (y) $18.10, with written notice of the exact number of such Non-Cash Election Shares to be provided by Merger Co. to the Company no later than three business days prior to the mailing of the Proxy Statement (such number, the "Parent Equity Number"), divided by (ii) the aggregate number of shares of capital stock of Merger Co. issued and outstanding immediately prior to the Effective Time.

  SECTION 2.02. Company Common Stock Elections.

  (a) Each person who, on or prior to the Election Date (as defined below), is a record holder of shares of Company Common Stock shall be entitled, with respect to all or any portion of such person's shares, to make an unconditional election (a "Non-Cash Election") on or prior to such Election Date to receive Non-Cash Election Shares, on the basis hereinafter set forth.

  (b) Prior to the mailing of the Proxy Statement (as defined below), Merger Co. shall appoint a bank or trust company as may be approved by the Company (which approval shall not be unreasonably withheld or delayed) to act as exchange and paying agent (the "Exchange Agent") for the payment of the Merger Consideration.

  (c) Merger Co. shall, subject to applicable requirements of the United States federal securities laws, prepare a form of election (the "Form of Election") which Form of Election shall be subject to the approval of the Company (which approval shall not be unreasonably withheld or delayed) to be mailed by the Company with the Proxy Statement to the record holders of Company Common Stock as of the record date for the Company Stockholders Meeting (as defined below), which Form of Election shall be used by each record holder of shares of Company Common Stock who wishes to elect to receive Non-Cash Election Shares for any or all shares of Company Common Stock held by such holder, subject to the provisions of Section 2.03. The Company shall use its reasonable best efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of Company Common Stock during the period between such record date and the Election Date referred to below. Any such holder's election to receive Non-Cash Election Shares shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time, on the business day that is five business days prior to the date of the Company Stockholders Meeting (the "Election Date"), a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm which is an "eligible guarantor institution" (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")); provided that such Certificates are in fact delivered to the Exchange Agent within seven business days after the date of execution of such guarantee of delivery).

  (d) Any Form of Election may be revoked by the stockholder of the Company submitting it to the Exchange Agent only by written notice received by the Exchange Agent prior to 5:00 p.m, New York City time, on the Election Date (unless Merger Co. and the Company determine not less than two business days prior to the Election Date that the Closing Date is not likely to occur within five business days following the date of the Company Stockholders Meeting, in which case any Form of Election will remain revocable until a subsequent date which shall be a date prior to the Closing Date determined by Merger Co. and the Company and, in such a case, the Company shall provide notice to the stockholders of the Company of such date in such manner as it may reasonably determine). In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Merger Co. and the Company that this Agreement has been terminated. If a Form of Election is revoked, the Certificate or Certificates (or guarantees of delivery, as appropriate) for the shares of Company Common Stock to which such Form of Election relates shall be promptly returned by the Exchange Agent to the stockholder of the Company submitting the same.

  (e) The determination of the Exchange Agent (or the mutual determination of the Company and Merger Co. in the event that the Exchange Agent declines to make any such determination) shall be binding as to whether or not elections to receive Non-Cash Election Shares have been properly made or revoked pursuant to this Section 2.02 with respect to shares of Company Common Stock and as to when elections and revocations were received by it. If the Exchange Agent reasonably determines in good faith that any election to receive Non-Cash Election Shares was not properly made with respect to shares of Company Common Stock, such shares shall be treated by the Exchange Agent as shares which were not Electing Shares at the Effective Time, and such shares shall be converted in the Merger into the right to receive cash pursuant to
Section 2.01(b)(ii), subject to proration as provided in Section 2.03. The Exchange Agent (or the Company and Merger Co. by mutual agreement in the event that the Exchange Agent declines to make any such determination) shall also make all computations as to the allocation and the proration contemplated by
Section 2.03, and any such computation shall be conclusive and binding on the stockholders of the Company. The Exchange Agent may, with the mutual written agreement of the Company and Merger Co., make such rules as are consistent with this Section 2.02 for the implementation of the elections provided for herein and as shall be necessary or desirable fully to effect such elections.

  SECTION 2.03. Proration.

  (a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of shares of Company Common Stock to be converted into the right to receive Non-Cash Election Shares at the Effective Time (the "Non-Cash Election Number") shall be equal to the Parent Equity Number, multiplied by 0.07, and divided by 0.93; provided, however, in the event Merger Co. notifies the Company pursuant to Section 5.16 hereof that there is no longer a reason for the stockholders of the Company to be stockholders of the Surviving Corporation, (i) such aggregate number shall be 0, (ii) no shares of Company Common Stock shall be converted into the right to receive Non-Cash Election Shares and (iii) shares of Company Common Stock which would otherwise convert into the right to receive the Non-Cash Election Shares shall be converted into the right to receive the Cash Election Price in accordance with Section 2.01(b)(ii).

  (b) If the number of Electing Shares exceeds the Non-Cash Election Number, each Electing Share shall be converted into the right to receive Non-Cash Election Shares or cash in accordance with the terms of Section 2.01(b) in the following manner:

    (i) a proration factor (the "Non-Cash Proration Factor") shall be determined by dividing the Non-Cash Election Number by the total number of Electing Shares;

    (ii) the number of Electing Shares covered by each Non-Cash Election to be converted into the right to receive Non-Cash Election Shares shall be determined by multiplying the Non-Cash Proration Factor by the total number of Electing Shares covered by such Non-Cash Election; and

    (iii) all Electing Shares, other than those shares converted into the right to receive Non-Cash Election Shares in accordance with Section 2.03(b)(ii), shall be converted into the right to receive cash (on a consistent basis among stockholders of the Company who made the election referred to in Section 2.01(b)(i), pro rata to the number of shares of Company Common Stock as to which they made such election) as if such shares were not Electing Shares in accordance with the terms of Section 2.01(b)(ii).

  (c) If the number of Electing Shares is less than the Non-Cash Election
Number:

    (i) all Electing Shares shall be converted into the right to receive Non-Cash Election Shares in accordance with the terms of Section 2.01(b)(i);

    (ii) additional shares of Company Common Stock (other than Electing Shares, Dissenting Shares and shares canceled pursuant to Section 2.01(a)) shall be converted into the right to receive Non-Cash Election Shares in accordance with the terms of Section 2.01(b)(i) in the following manner:

      (A) a proration factor (the "Cash Proration Factor") shall be determined by dividing (I) the difference between the Non-Cash Election Number and the number of Electing Shares by (II) the total number of shares of Company Common Stock outstanding at the Effective Time (other than Electing Shares, Dissenting Shares and shares canceled pursuant to
       Section 2.01(a)); and

      (B) the number of shares of Company Common Stock in addition to Electing Shares to be converted into the right to receive Non-Cash Election Shares shall be determined by multiplying the Cash Proration Factor by the total number of shares of Company Common Stock outstanding at the Effective Time (other than Electing Shares, Dissenting Shares and shares canceled pursuant to Section 2.1(a)); and

    (iii) shares of Company Common Stock subject to clause (ii) of this paragraph (c) shall be converted into the right to receive Non-Cash Election Shares in accordance with Section 2.01(b)(i) (on a consistent basis among stockholders of the Company who held shares of Company Common Stock as to which they did not make the election referred to in Section 2.01(b)(i), pro rata to the number of shares as to which they did not make such election).

  SECTION 2.04. Exchange of Certificates.

  (a) Deposit with Exchange Agent. As of or as soon as reasonably practicable after the Effective Time, the Company shall deposit with the Exchange Agent, for the benefit of the stockholders of the Company, for exchange in accordance with this Article II, the Merger Consideration.

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, each holder of a Certificate shall, upon surrender to the Exchange Agent of such Certificate or Certificates and acceptance thereof by the Exchange Agent, be entitled to a new certificate or new certificates (the "New Certificates") representing the number of full Non-Cash Election Shares, cash and cash payable in lieu of fractional shares, in each case, if any, to be received by the holder thereof pursuant to this Agreement. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of Certificates and, if Certificates are presented to the Company for transfer, they shall be canceled against delivery of the Merger Consideration. If any New Certificate for Non-Cash Election Shares is to be issued in, or if cash is to be remitted to, a name other than that in which the Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Company or its transfer agent any transfer or other taxes required by reason of the issuance of New Certificates for such Non-Cash Election Shares in a name other than that of the registered holder of the Certificate surrendered, or establish to the satisfaction of the Company or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.04(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 2.01.

  (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Non-Cash Election Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Non-Cash Election Shares to be received in respect thereof and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.04(d), in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the New Certificate or New Certificates representing whole Non-Cash Election Shares issued in connection therewith, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional Non-Cash Election Share to which such holder is entitled pursuant to Section 2.04(d) and the proportionate amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Non-Cash Election Shares, and (ii) at the appropriate payment date, the proportionate amount of any dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Non-Cash Election Shares.

  (d) Fractional Shares. (i) No New Certificates or scrip representing fractional Non-Cash Election Shares shall be issued in connection with the Merger and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of the Company after the Merger, and
(ii) notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Non-Cash Election Share (after taking into account all shares of Company Common Stock delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Cash Election Price.

  (e) No Further Ownership Rights Shares. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this
Article II (including any cash paid pursuant to Section 2.04(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock so exchanged.

  (f) Termination of Exchange Fund. Any portion of the Merger Consideration that remains undistributed to the holders of the Certificates for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for any cash, if any, Non-Cash Election Shares, if any, any cash in lieu of Non-Cash Election Shares and any dividends or distributions with respect to Non-Cash Election Shares to which such holders may be entitled, subject to escheat and similar abandoned property laws.

  (g) No Liability. None of Merger Co., the Company or the Exchange Agent shall be liable to any person in respect of any cash or Non-Cash Election Shares (or dividends or distributions in respect thereof) deposited with the Exchange Agent (the "Exchange Fund") delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Merger Co.; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion. Any net profit resulting from, or interest or income produced by, such investments shall be payable to Merger Co.

  (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, deliverable in respect thereof, pursuant to this Agreement.

  (j) Withholding Rights. The Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of a Certificate such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provisions of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

  SECTION 2.05. Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a person (a "Dissenting Stockholder") who shall not have voted to adopt this Agreement and who properly demands appraisal for such shares in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted as described in Section 2.01, but shall be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the DGCL, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If, after the Effective Time, such Dissenting Stockholder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Stockholder's shares of Company Common Stock shall no longer be considered Dissenting Shares for the purposes of this Agreement and such holder's shares of Company Common Stock shall thereupon be treated as shares that are not Electing Shares and shall be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration set forth in Section 2.01(b)(ii). The Company shall give Merger Co. (i) prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Merger Co., make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

                                  ARTICLE III

                         Representations and Warranties

  SECTION 3.01. Representations and Warranties of the Company. Except as disclosed in the Company Filed SEC Documents (as defined in Section 3.01(g)) or as set forth on the Disclosure Schedule dated the date hereof and delivered by the Company to Merger Co. in connection with the execution of this Agreement (the "Company Disclosure Schedule") (provided that the listing of an item in one schedule of the Company Disclosure Schedule shall be deemed to be a listing in each schedule of the Company Disclosure Schedule and to apply to any other representation and warranty of the Company in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other schedule or representation and warranty), the Company represents and warrants to Merger Co. as follows:

  (a) Organization, Standing and Corporate Power. Each of the Company and its subsidiaries (as defined in Section 8.03) is duly organized, validly existing and in good standing under the laws of the respective jurisdiction in which it is incorporated and has the requisite power and authority to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a material adverse effect (as defined in Section 8.03) on the Company. The Company has made available to Merger Co. prior to the date hereof complete and correct copies of its Certificate of Incorporation and By-laws and the certificates of incorporation, by-laws and other organizational documents of its subsidiaries, in each case as amended to the date hereof.

  (b) Subsidiaries. Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1998 (the "Company Form 10-K") or Schedule 3.01(b) of the Company Disclosure Schedule lists each subsidiary of the Company as of the date of this Agreement, together with the jurisdiction of incorporation of each such subsidiary. All the outstanding shares of capital stock of, or other ownership interests in, each such subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all liens (as defined in Section 8.03) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or such other ownership interest). Except for the capital stock of, or other ownership interests in, its subsidiaries noted above, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, limited liability company or other entity.

  (c) Capital Structure.

    (i) The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share. At the close of business on

   May 31, 1999, (i) 17,893,113 shares of the Company Common Stock and no shares of preferred stock were issued and outstanding, (ii) 59,663 shares of the Company Common Stock were held by the Company in its treasury and (iii) 300,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Series A Junior Participating Preferred Stock") were reserved for issuance in connection with the rights (the "Rights") to purchase shares of Series A Junior Participating Preferred Stock, issued pursuant to the Rights Agreement, dated as of November 25, 1998, as amended (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent. Since May 31, 1999, no shares of Company Common Stock have been issued, except in connection with the Company Stock Plans, and no shares of Preferred Stock have been issued. As of the date of this Agreement, no more than 825,432 shares of the Company Common Stock were subject to options or other purchase rights (the "Company Stock Options") granted under the Citation Corporation Non-Qualified Stock Option Plan for Non-Employee Directors, the Citation Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan") and the Citation Corporation Incentive Award Plan (collectively, the "Company Stock Plans"). As of the date of this Agreement, no more than 114,794 shares of Company Common Stock have been subscribed to by Company employees under the Stock Purchase Plan. As of the date of this Agreement, there were 2,600,000 shares of the Company Common Stock reserved for issuance under the Company Stock Plans. Except as set forth above, at the close of business on the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. There are no outstanding stock appreciation rights ("SARs"), phantom stock units, restricted stock grants, contingent stock grants or like rights (other than the Company Stock Options) to receive shares of the Company Common Stock on a deferred basis granted under the Company Stock Plans or otherwise. Schedule 3.01(c) of the Company Disclosure Schedule sets forth a true and complete list, as of May 31, 1999, of all the Company Stock Options, the number of shares subject to each such option, the holder thereof, the grant dates and the exercise prices thereof. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. Except as set forth above, as of the date of this Agreement, there are no preemptive or other outstanding securities, options, warrants, calls, rights, conversion rights, redemption rights, repurchase rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its subsidiaries is a party or by which any of them is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its subsidiaries, or giving any person a right to subscribe for or acquire, any securities of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, conversion right, redemption right, repurchase right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries. There are no outstanding contractual obligations of the Company to vote or to dispose of any shares of the capital stock of any of its subsidiaries.

    (ii) Since September 27, 1998, the Company has not declared or paid any dividend on, or declared or made any distribution with respect to, or authorized or effected any split-up or any other recapitalization of, any of the Company Common Stock, or directly or indirectly, redeemed, purchased or otherwise acquired any of its outstanding capital stock. As of the date hereof, the Company Common Stock is traded, and meets the requirements for inclusion and maintenance, on the NASDAQ Stock Market.

    (iii) Schedule 3.01(c) of the Company Disclosure Schedule sets forth the total amount of indebtedness for borrowed money as of May 30, 1999. All such indebtedness is prepayable without more than two business days' notice and without the payment of any penalty. Since May 30, 1999, no additional indebtedness has been incurred by the Company other than in the ordinary course of business consistent with past practice under existing lines of credit.

  (d) Authority; Noncontravention.

    (i) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval (as defined in Section 3.01(n)), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Merger Co., constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to (i) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, moratorium, reorganization, receivership and similar laws relating to or affecting the enforcement of the rights and remedies of creditors generally, (ii) principles of equity (regardless of whether considered and applied in a proceeding in equity or at law) and
   (iii) the discretion of the court before which any proceeding in respect of this Agreement or the transactions contemplated hereby may be brought. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by the Company will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of the Company or any of its subsidiaries under (A) the Certificate of Incorporation or By-laws of the Company or the certificate of incorporation or organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its subsidiaries or their respective properties or assets or (C) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, obligations, losses, rights, liens, judgments, orders, decrees, statutes, laws, ordinances, rules or regulations that, individually or in the aggregate, would not have a material adverse effect on the Company and other than as is provided for under Sections 3.01(g), 3.01(j), 3.01(l), 3.01(r),
   5.04 and 5.09 of this Agreement relating to Company Benefit Plans (as hereinafter defined) or Company Stock Options. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), is required to be made or obtained by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger and any of the other transactions contemplated by this Agreement, except for (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (B) compliance with and filings under, to the extent required, the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act and the rules and regulations promulgated thereunder; (C) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger; (D) the filing of appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (E) the filing of the registration statement on Form S-4, including the Proxy Statement, with the Securities and Exchange Commission (the "SEC") by the Company in connection with the issuance of Non-Cash Election Shares in connection with the Merger (the "Form S-4"); and
   (F) such consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not have a material adverse effect on the Company.

    (ii) The Special Committee of the Company's Board of Directors (the "Special Committee"), at a meeting duly called and held, has by unanimous vote of all its members approved this Agreement and determined that it is advisable and in the best interests of the Company to enter into the Merger and the other transactions contemplated by this Agreement. The Board of Directors of the Company at a meeting duly called and held pursuant to the recommendation of the Special Committee (A) has approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (B) has resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Merger.

  (e) SEC Documents; Undisclosed Liabilities. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since September 28, 1996 (including all filed reports, schedules, forms, statements and other documents whether or not required, the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents are true and complete and comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments). Except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet included in the Company SEC Documents and except for liabilities and obligations which, individually or in the aggregate, would not have a material adverse effect on the Company, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise).

  (f) Information Supplied. No statement, certificate, instrument or other writing furnished or to be furnished by the Company or any affiliate (as defined in Section 8.03) thereof to Merger Co., or any affiliate thereof, pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading and
(ii) the proxy statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (such proxy statement, as amended or supplemented, is herein referred to as the "Proxy Statement") will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 will, as of its effective date, and the prospectus contained therein will, as of its date, comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. The Proxy Statement will, at the time of the Company Stockholders Meeting, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Merger Co. or any of its affiliates or representatives specifically for inclusion in the Form S-4 or the Proxy Statement.

  (g) Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "Company Filed SEC Documents"), since September 27, 1998, the Company and each of its subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice, and there has not been since such date, (i) any material adverse change (as defined in Section 8.03) in the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) (other than the Rights) with respect to any of the Company's capital stock, (iii) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) (x) any granting by the Company or any of its subsidiaries to any director, executive officer or key employee of the Company or any of its subsidiaries of any award or incentive payment or increase in compensation or benefits, except in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of the date of this Agreement (copies of which have been made available to Merger Co.), (y) any granting by the Company or any of its subsidiaries to any such director, executive officer or key employee of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of this Agreement (copies of which have been made available to Merger Co.) or (z) any entry by the Company or any of its subsidiaries into any employment, severance or termination agreement with any such director, executive officer or key employee, (v) any change in accounting methods, principles or practices by the Company or any of its subsidiaries, (vi) any material labor dispute with respect to the Company or any subsidiary, (vii) any entry by the Company or any of its subsidiaries into any material commitment, agreement, license or transaction (including, without limitation, any borrowing, capital expenditure, sale of assets or any lien made on any of the properties of the Company or any of its subsidiaries) other than in the ordinary course of business consistent with past practice, (viii) any damage, destruction or loss to the properties of the Company or any of its subsidiaries whether covered by insurance or not, which has had or will have a material adverse effect on the Company or (ix) any agreement by the Company or any of its subsidiaries to do any of the foregoing.

  (h) Litigation. Except as disclosed in the Company SEC Documents, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries having, or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company.

  (i) Labor Relations. Schedule 3.01(i) of the Company Disclosure Schedule contains a true and correct list of each collective bargaining agreement between the Company or any of its subsidiaries and a labor union, the name of each such union and the date of termination of each such collective bargaining agreement. Neither the Company nor any of its subsidiaries is the subject of any suit, action or proceeding which is pending or, to the knowledge of the Company, threatened, asserting that the Company or any of its subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or applicable state statutes) or is seeking to compel it to bargain with any labor union or labor organization, nor is there pending or, to the knowledge of the Company, threatened, nor has there been for the past two years, any material labor strike, dispute, walk-out, work stoppage, slow-down, lockout or organizational effort involving the Company or any of its subsidiaries whether or not such subsidiary was a subsidiary of the Company at such time.

  (j) Benefit Plans.

    (i) Schedule 3.01(j) contains a list and brief description of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes collectively referred to herein as the "Company Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(l) of ERISA, hereinafter a "Welfare Plan"), severance, termination, change in control, incentive compensation profit sharing stock option, stock purchase, stock ownership, phantom stock, deferred compensation plans, and other employee fringe benefit plans or arrangements maintained, contributed to or required to be maintained or contributed to by the Company or any of its subsidiaries for the benefit of any present or former officers, employees, directors or independent contractors of the Company or any of its subsidiaries (all the foregoing being herein called the "Company Benefit Plans"). The Company has made available to Merger Co. true, complete and correct copies of (1) each Company Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (2) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required by applicable law), (3) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required by applicable law and (4) each currently effective trust agreement and insurance or annuity contract relating to any Company Benefit Plan.

    (ii) Each Company Benefit Plan has been administered in accordance with its terms except for any failure so to administer as, individually or in the aggregate, would not have a material adverse effect on the Company. To the knowledge of the Company, the Company, its subsidiaries and all the Company Benefit Plans are in compliance with the applicable provisions of ERISA, the Code and other applicable laws as to the Company Benefit Plans except for any failure so to be in compliance as, individually or in the aggregate, would not have a material adverse effect on the Company.

    (iii) With respect to the Company Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its subsidiaries could be subject to any liability that would have a material adverse effect on the Company under ERISA, the Code or any other applicable law.

    (iv) Each Company Pension Plan that is intended to comply with the provisions of Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service to the effect that such Company Pension Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code; no such determination letter has been revoked, and, to the knowledge of the Company, revocation has not been threatened; and no amendment to such Company Pension Plan as to which the remedial amendment period has expired would adversely affect its qualification or materially increase its cost. The Company has made available to Merger Co. a copy of the most recent determination letter received with respect to each Company Pension Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter. Schedule 3.01(j) lists all the Company Pension Plan amendments as to which a favorable determination letter has not yet been received.

    (v) No employee of the Company will be entitled to any additional benefits or any acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan as a result of the Merger or the other transactions contemplated by this Agreement.

    (vi) Since the date of the most recent audited financial statements included in the Company Filed SEC Documents, there has not been any adoption or amendment by the Company or any of its subsidiaries of any collective bargaining agreement or any Company Benefit Plan.

    (vii) No Company Benefit Plan provides health, death or medical benefits (whether or not insured) with respect to current or former employees of the Company or its subsidiaries beyond their retirement or other termination of employment (other than (a) coverage mandated by applicable law or (b) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary)).

    (viii) There are no pending, anticipated or, to the knowledge of the Company, threatened claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan, or otherwise involving any such Benefit Plan (other than routine claims for benefits) which would result in a material adverse effect on the Company.

  (k) Taxes.

    (i) Each of the Company and its subsidiaries has filed all material tax returns and reports required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired. All returns filed by the Company and each of its subsidiaries are complete and accurate in all material respects. The Company and each of its subsidiaries have paid (or the Company has paid on its behalf) all material taxes required to be paid by the Company or any of its subsidiaries, and the most recent financial statements contained in the Company Filed SEC Documents reflect an adequate reserve for all taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

    (ii) No material deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that are not adequately reserved for, and no requests for waivers or extension of the time to assess or collect any material taxes of the Company or any of its subsidiaries have been granted or are pending

    (iii) All material taxes required to be withheld by the Company or any of its subsidiaries have been duly withheld and paid to the proper taxing authority or properly set aside in accounts for such purpose.

    (iv) No power of attorney with respect to any taxes of the Company or any of its subsidiaries has been executed or filed with any taxing authority.

    (v) Neither the Company nor any of its subsidiaries is or has been at any time since January 1, 1993 for purposes of filing any income tax return a member of any affiliated, consolidated, combined or unitary group of which a corporation (other than the Company and its subsidiaries) is or was the common parent.

    (vi) No taxes of the Company or any of its subsidiaries are currently under audit by any taxing authority, and no taxing authority is now asserting against the Company or any of its subsidiaries any material deficiency or claim for additional taxes or any material adjustment of taxes.

    (vii) Neither the Company nor any of its subsidiaries is a party to or bound by or has any obligation under any tax sharing agreement or arrangement entered into with any person (other than the Company or any of its subsidiaries).

  (l) No Excess Parachute Payments. No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated by this Agreement, either alone or together with other events, by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code). Neither the Company nor any of its subsidiaries is a party to any contract, agreement or other arrangement which would result in the payment of amounts prior to the Effective Time that will be nondeductible by reason of Section 162(m) of the Code.

  (m) Compliance with Applicable Laws.

    (i) Each of the Company and its subsidiaries has in effect all Federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights

   ("Permits") necessary for it to own, lease or operate its assets and to carry on its business as now conducted, and there has occurred no default under or limitation with respect to any such Permit, except for the lack of Permits and for defaults or limitations under Permits which, individually or in the aggregate, would not have a material adverse effect on the Company. To the knowledge of the Company, the Company and its subsidiaries are, and have been, in compliance with all Permits and all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for instances of noncompliance which, individually or in the aggregate, would not have a material adverse effect on the Company. No investigation, examination or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which, individually or in the aggregate, would not have a material adverse effect on the Company.

    (ii) The Company and its subsidiaries are and have been in material compliance in all respects with all applicable statutes, laws, ordinances, rules, orders, regulations and other requirements of law regulating pollution or the protection of human health and the environment or relating to the use, handling, treatment, storage, disposal, release or threatened release of Hazardous Materials (collectively, "Environmental Laws").

    (iii) There is no suit, action, proceeding or inquiry pending or, to the knowledge of the Company, threatened before any court, governmental agency or authority or other forum in which the Company or any of its subsidiaries has been or, with respect to threatened suits, actions and proceedings, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material (as hereinafter defined), whether or not occurring at, on, under or involving a site owned, leased, operated or used by the Company or any of its subsidiaries.

    (iv) During the period of ownership or operation by the Company and its subsidiaries of any of their respective current properties, there have been no material releases of Hazardous Material in, on, under or affecting material properties or, to the knowledge of the Company, any surrounding sites. Prior to the period of ownership or operation by the Company and its subsidiaries of any of their respective current properties, to the knowledge of the Company, there were no material releases of Hazardous Material in, on, under or affecting any such property or any surrounding site. "Hazardous Material" shall mean any waste or other substance that is classified or regulated under any Environmental Law including any hazardous substance within the meaning of any Environmental Law, including, without limitation, asbestos, polychlorinated biphenyls or petroleum products or by-products.

    (v) The Company is not subject to any material order, decree, injunction or other material arrangement or obligation with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to any Hazardous Material.

    (vi) Neither the Company, nor to the knowledge of the Company, any other person, has caused or taken any action that will result in any material liability or obligation on the part of the Company or any of its subsidiaries relating to (x) the environmental conditions on, under or about any properties or assets currently or formerly owned, leased, operated or used by the Company, or (y) the past or present use, management, handling, transport, treatment, generation, storage, disposal, discharge, emission or release of any Hazardous Materials.

    (vii) The Company has made available to Merger Co. all material site assessments, compliance audits, studies and analyses, in its possession, custody or control relating to (x) the environmental conditions on, under or about the properties or assets currently or formerly owned, leased, operated or used by the Company or any of its subsidiaries and (y) any Hazardous Materials released by the Company or any other person on, under, about or from any of the properties currently or formerly owned, leased or used by the Company or any of its subsidiaries.

    (viii) Schedule 3.01(m)(viii) lists all capital expenditures in excess of $50,000 made by the Company or any of its subsidiaries since January 1, 1999, or presently planned to be made by the Company or any of its subsidiaries, in order to address the Company's and its subsidiaries' compliance with Environmental Laws.

  (n) Voting Requirements. The affirmative vote at the Company Stockholders Meeting of the holders of a majority in voting power of all outstanding shares of the Company Common Stock to adopt this Agreement (the "Company Stockholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement.

  (o) State Takeover Statutes. No "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the Merger or the other transactions contemplated hereby. Assuming the accuracy of the representation and warranty set forth in Section 3.02(f), the action of the Board of Directors of the Company in approving this Agreement (and the transactions provided for herein) is sufficient to render inapplicable to this Agreement (and the transactions provided for herein) the restrictions on "business combinations" (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

  (p) Brokers. No broker, investment banker, financial advisor or other person, other than Bear, Stearns & Co. Inc., is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its affiliates. The Company has provided Merger Co. true and correct copies of all agreements between the Company and Bear Stearns & Co. Inc. providing for any such fee arrangements. Such fees will be paid by the Company.

  (q) Opinion of Financial Advisor. The Company has received an opinion of Bear, Stearns & Co. Inc., dated as of the date hereof, that the Merger Consideration is fair, from a financial point of view, to the holders of shares of the Company Common Stock, a complete and correct copy of which opinion has been, or promptly upon receipt thereof will be, delivered to Merger Co. The Company has been authorized by Bear Stearns & Co. Inc. to permit the inclusion of such opinion in its entirety in the Proxy Statement.

  (r) Material Contracts.

    (i) Except as set forth in the exhibit index to the Company's most recent Form 10-K and subsequent Form 10-Qs included in the Company's SEC Documents or as provided for in this Agreement, neither the Company nor any of its subsidiaries is a party to or bound by any (i) "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) non-competition agreement or any other agreement or obligation which purports to limit in any respect the manner in which, or the localities in which, all or any material portion of the business of the Company and its subsidiaries, taken as a whole, may be conducted, (iii) transaction, agreement, arrangement or understanding with any affiliate that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, (iv) voting or other agreement governing how any shares of Company Common Stock shall be voted, (v) material agreement with any stockholders of the Company,
   (vi) acquisition, merger, asset purchase or sale agreement related to the acquisition or sale of a business or (vii) contract or other agreement which would prohibit or materially delay the consummation of the Merger or any of the other transactions contemplated hereby (all contracts of the type described in clauses (i)-(vii) being referred to herein as "Material Contracts"). Except as would not, individually or in the aggregate, have a material adverse effect on the Company, each Material Contract is valid and binding on the Company (or, to the extent a subsidiary of the Company is a party, such subsidiary) and is in full force and effect. Neither the Company nor any such subsidiary is in default or knows of, or has received notice of, any violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Material Contract, except as would not, individually or in the aggregate, have a material adverse effect on the Company.

    (ii) Except as disclosed in the Company's SEC Documents or as provided for in this Agreement, neither the Company nor any of its subsidiaries is a party to any oral or written (i) employment agreement or consulting agreement (in excess of $100,000 per year) not terminable on 30 days' or less notice, (ii) agreement with any executive officer or other key employee of the Company or any of its subsidiaries the benefits of which are contingent or vest, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its subsidiaries of the nature contemplated by this Agreement or (iii) agreement with respect to any executive officer or other key employee of the Company or any of its subsidiaries providing any term of employment or compensation guarantee (in excess of $100,000).

  (s) Intellectual Property. Except as, individually or in the aggregate, would not have a material adverse effect on the Company: the Company does not have knowledge of any valid grounds for any claims (A) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by the Company or any of its subsidiaries, infringes on any Third Party Intellectual Property Rights; (B) against the use by the Company or any of its subsidiaries of any Company Intellectual Property Rights; (C) challenging the ownership, validity or effectiveness of any of the Company Intellectual Property Rights or other trade secret material to the Company; or (D) challenging the license or right to use of any Third-Party Intellectual Property Rights by the Company or any of its subsidiaries. The Company or the applicable subsidiary owns, or has the legal and valid right or license to use, all Company Intellectual Property Rights, free and clear of all liens, except as, individually or in the aggregate, would not have a material adverse effect on the Company. Neither the Company nor any of its subsidiaries has licensed or otherwise granted to any other person any rights in or to any Company Intellectual Property Rights. As used in this Agreement, the term (x) "Intellectual Property" means all patents, trademarks, trade names, service marks, copyrights and any applications, therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials, trademarks, trade names, service marks and copyrights; (y) "Third-Party Intellectual Property Rights" means Intellectual Property owned by any third party; and (z) the "Company Intellectual Property Rights" means the Intellectual Property used or held for use in connection with the business of the Company or any of its subsidiaries as such business is currently conducted or proposed to be conducted.

  (t) Year 2000. All computer systems and computer software used by the Company or any of its subsidiaries (i) recognize or are being adapted so that, prior to December 31, 1999, they shall recognize the advent of the year A.D. 2000 without any adverse change in operation associated with such recognition, (ii) can correctly recognize or are being adapted so that they can correctly recognize and manipulate date information relating to dates before, on or after January 1, 2000, including but not limited to accepting date input, performing calculations on dates or portion of dates and providing date output, and the operation and functionality of such computer systems and such computer software will not be adversely affected by the advent of the year A.D. 2000 or any manipulation of data featuring information relating to dates before, on or after January 1, 2000, and (iii) can suitably interact with other computer systems and computer software in a way that does not compromise (y) its ability to correctly recognize the advent of the year A.D. 2000 or (z) its ability to correctly recognize and manipulate date information relating to dates before, on or after January 1, 2000 (the operations of clauses (i), (ii) and (iii) together, "Millennium Functionality"), except in each case for such computer systems and computer software, the failure of which to achieve Millennium Functionality, individually or in the aggregate, would not have a material adverse effect on the Company. Schedule 3.01(t) of the Company Disclosure Schedule sets forth the Company's good faith estimate as of the date hereof of the costs to be incurred after the date hereof by the Company and its subsidiaries in order to achieve Millennium Functionality.

  (u) Rights Agreement. The Company has amended the Rights Agreement to ensure that (a) none of a "Flip-In Event", a "Distribution Date" or a "Stock Acquisition Date" (in each case as defined in the Rights Agreement) will occur, and none of Merger Co. or any of their "Affiliates" or "Associates" will be deemed to be an "Acquiring Person" (in each case as defined in the Rights Agreement), by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby; and (b) the Rights will expire immediately prior to the Effective Time.

  (v) Qualification. All products sold by the Company and its subsidiaries pursuant to qualification or certification requirements established by the Company's and its subsidiaries' customers were produced in a manner consistent with the requirements of such qualification or certification, except for individual defective products produced in the ordinary course of business consistent with past practice, or where the failure to do so, individually or in the aggregate, would not have a material adverse effect on the Company. Each of the Company and its subsidiaries held all necessary qualifications or certifications for its products from its customers pursuant to which sales were made to such customers, except where the failure to do so, individually or in the aggregate, would not have a material adverse effect on the Company. Except for such revocations or terminations which, individually or in the aggregate, would not have a material adverse effect on the Company, neither the Company nor any of its subsidiaries have received notification that any qualifications or certifications for its products as established by its customers have been revoked or terminated, and to the knowledge of the Company, no such revocation or termination is threatened or contemplated.

  (w) Real Property Matters. Schedule 3.01(w) of the Company Disclosure Schedule sets forth the street address of all real property (i) owned by the Company or any of its subsidiaries (the "Owned Real Property") or (ii) leased by the Company or any of its subsidiaries (the "Leased Real Property"). True and complete copies of (i) all deeds and title insurance policies of the Owned Real Property and (ii) all leases and any amendments thereto and assignments or subleases thereof governing the Leased Real Property have been made available to Merger Co. There are no proceedings, claims, disputes or conditions (except for such conditions which, individually or in the aggregate, would not have a material adverse effect on the Company) affecting the Owned Real Property or the Leased Real Property (collectively, the "Real Property") that would interfere with the use of such property. The Company and its subsidiaries own the Owned Real Property, free and clear of all liens, and no other person has any option to purchase any of the Owned Real Property. The Company and each applicable subsidiary has a valid leasehold interest in the Leased Real Property leased by it, free and clear of all liens, and each lease of Leased Real Property is in full force and effect and no default exists by the Company or the applicable subsidiary thereunder, except for such defaults which, individually or in the aggregate, would not result in a material adverse effect on the Company.

  (x) Insurance Policies. The Company currently has in effect insurance policies covering itself, its subsidiaries, their respective assets and the conduct of their respective businesses, which insurance has been written by insurers unaffiliated with the Company in such amounts and against such losses or casualties as is usually maintained by reasonably prudent managers of companies engaged in the same or similar businesses and of similar size, and all such policies are valid and enforceable for the benefit of the Company or its subsidiaries, as the case may be, and are, and through the Effective Time will continue to be, in full force and effect, except for such failures to be enforceable or to be in full force and effect which, individually or in the aggregate, would not result in a material adverse effect on the Company.

  SECTION 3.02. Representations and Warranties of Merger Co. Except as set forth on the Disclosure Schedule dated the date hereof and delivered by Merger Co. to the Company in connection with the execution of this Agreement (the "Merger Co. Disclosure Schedule") (provided that the listing of an item in one schedule of the Merger Co. Disclosure Schedule shall be deemed to be a listing in each schedule of the Merger Co. Disclosure Schedule and to apply to any other representation and warranty of Merger Co. in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other schedule or representation and warranty), Merger Co. represents and warrants to the Company as follows:

  (a) Organization, Standing and Corporate Power. Each of Merger Co. and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the respective jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Merger Co. and its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a material adverse effect on Merger

Co. Merger Co. has made available to the Company prior to the date hereof complete and correct copies of its Certificate of Incorporation and By-laws and the certificates of incorporation and by-laws of its subsidiaries, in each case as amended to the date hereof.

  (b) Capitalization. All the outstanding shares of capital stock of, or other ownership interests in, Merger Co. have been validly issued and are fully paid and nonassessable and are owned free and clear of all liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or such other ownership interest).

  (c) Authority; Noncontravention.

    (i) Merger Co. has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Merger Co. and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Merger Co. This Agreement has been duly executed and delivered by Merger Co., and, assuming the due execution and delivery of the Agreement by the Company, the Agreement constitutes a legal, valid and binding obligation of Merger Co., enforceable against Merger Co. in accordance with its terms subject to (i) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, moratorium, reorganization, receivership and similar laws relating to or affecting the enforcement of the rights and remedies of creditors generally,
   (ii) principles of equity (regardless of whether considered and applied in a proceeding in equity or at law) and (iii) the discretion of the court before which any proceeding in respect of this Agreement or the transactions contemplated thereby may be brought. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by Merger Co. will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Merger Co. or any of its subsidiaries under, (A) the Certificate of Incorporation or By-laws of Merger Co. or the comparable certificate of incorporation or organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Merger Co. or any of its subsidiaries or their respective properties or assets or (C) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Merger Co. or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and
   (C), any such conflicts, violations, defaults, obligations, losses, rights, liens, judgments, orders, decrees, statutes, laws, ordinances, rules or regulations that, individually or in the aggregate, would not have a material adverse effect on Merger Co. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be made or obtained by or with respect to Merger Co. or any of its subsidiaries in connection with the execution and delivery of this Agreement by Merger Co. or the consummation by Merger Co. of any of the transactions contemplated by this Agreement, except for (A) the filing of a premerger notification and report form under the HSR Act;
   (B) compliance with and filings under, to the extent required, the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder; (C) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger; (D) the filing of appropriate documents with the relevant authorities of other states in which Merger Co. is qualified to do business, and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (E) the filing of the Form S-4, including the Proxy Statement, with the SEC under the Securities Act; and (F) such consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not have a material adverse effect on Merger Co. or any of its subsidiaries.

    (ii) As of the date hereof, the Board of Directors Merger Co. has approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement.

  (d) Information Supplied. None of the information supplied or to be supplied by Merger Co. specifically for inclusion in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and
(ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Merger Co. makes no representation or warranty with respect to any information not supplied by it or any of its representatives specifically for inclusion in the Form S-4 or the Proxy Statement.

  (e) Financing. Merger Co. has previously delivered to the Company the following: (a) a fully executed commitment letter (the "Senior Debt Letter") from The Chase Manhattan Bank, DLJ Capital Funding, Inc. and First Union National Bank (the "Bank") and accepted by Merger Co. providing the detailed terms and conditions upon which the Bank has committed to provide the entire senior debt and revolving credit portion of the financing required in connection with the Merger, (b) a fully executed "highly confident" letter (the "Subordinated Debt Letter") issued by Donaldson, Lufkin & Jenrette Securities Corporation and accepted by Merger Co. with respect to the placement of subordinated debt of the Surviving Corporation pursuant to a private offering under Rule 144A of the Exchange Act and (c) the executed Equity Commitment Letter (together with the Senior Debt Letter and the Subordinated Debt Letter, the "Financing Letters"). Each of the Financing Letters is in full force and effect on the date hereof and has not been amended or modified, and there is no breach or default existing (or which with notice or lapse of time or otherwise may exist) thereunder. The aggregate proceeds of the financing contemplated by the Financing Letters are sufficient to pay the cash portion of the Merger Consideration, to repay the existing indebtedness of the Company and its subsidiaries (excluding any indebtedness the parties agree shall not be repaid) and to pay all fees and expenses to be paid by Merger Co. related to the transactions contemplated by this Agreement.

  (f) Company Stock. Merger Co. is not, nor at any time during the last three years has it been, an "interested stockholder" of the Company as defined in
Section 203 of the DGCL. Merger Co. does not own (directly or indirectly, beneficially or of record) and is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

                                   ARTICLE IV

                   Covenants Relating to Conduct of Business

  SECTION 4.01. Conduct of Business. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws, and to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, licenses and authorizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors, managers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as set forth on the Company Disclosure Schedule, as otherwise provided for in this Agreement or as consented to by Merger Co. in writing, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to:

  (a)(i) declare, set aside or pay any dividends payable in cash, stock or property on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

  (b) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities other than (i) upon the exercise of the Rights or (ii) in accordance with the terms thereof, the issuance of the Company Common Stock (and corresponding Rights) upon the exercise of Company Stock Options, in each case outstanding on the date of this Agreement and in accordance with their present terms;

  (c) amend its certificate of incorporation, by-laws or other comparable organizational documents;

  (d) acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets, including real estate, except acquisitions of assets in the ordinary course of business consistent with past practice;

  (e) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except sales of assets in the ordinary course of business consistent with past practice;

  (f)(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings incurred in the ordinary course of business consistent with past practice, under revolving credit agreements in existence on the date hereof, (ii) permit any modifications or amendments of any agreements related to any such indebtedness except for intercompany indebtedness between the Company and any of its subsidiaries or between such subsidiaries, or (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly-owned subsidiary of the Company and other than investments made in the ordinary course of business consistent with past practice;

  (g) except as set forth in the Company's business plan, the relevant portion of which is set forth on Schedule 4.01(g) of the Company Disclosure Schedule, make or agree to make any capital expenditure or expenditures, or enter into any agreement or agreements providing for payments which, in the aggregate, are in excess of $2,000,000;

  (h) make any material tax election, settle or compromise any material tax liability or file an amendment to any material tax return;

  (i) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice without admission of liability or in accordance with their terms, of liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Filed SEC Documents or incurred since the date of such financial statements or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

  (j) except as required by law or authorized hereunder and except for labor agreements negotiated in the ordinary course, enter into, adopt, amend or terminate any Company Benefit Plan or any other agreement, plan or policy involving the Company or any of its subsidiaries, and one or more of its directors, officers or employees, or materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan, or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

  (k) except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not materially increase benefits or compensation expenses of the Company or any of its subsidiaries, or as contemplated hereby or by the terms of any contract the existence of which does not constitute a violation of this Agreement, increase the compensation of any director, executive officer or other key employee or pay any benefit or amount not required by a plan or arrangement as in effect on the date of this Agreement to any such person;

  (l) enter into, or alter, amend, modify or exercise any material option under any existing material contract (including any contract with an affiliate of the Company or any subsidiary) or material supply or requirements agreement or long-term purchase order, except in the ordinary course of business consistent with past practice;

  (m) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

  (n) except as maybe required as a result of a change in law or generally accepted accounting principles, change any of its accounting policies or practices;

  (o) hold any meeting of its stockholders, except to the extent contemplated herein or required by the request of the stockholders entitled to call a meeting under the By-laws of the Company or the DGCL; or

  (p) authorize, or commit or agree to take, any of the foregoing actions.

  SECTION 4.02. Other Actions. Except as required by law, Merger Co. and the Company shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would, or that is reasonably likely to, result in any of the conditions to the Merger set forth in Article VI not being satisfied. Without limiting the generality of the foregoing, Merger Co. and the Company shall not, and shall cause its subsidiaries not to, take any action that would result in (i) any of its representations and warranties set forth in this Agreement that are qualified as to materiality becoming untrue or (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect.

  SECTION 4.03. Advice of Changes. Merger Co. and the Company shall promptly advise the other party orally and in writing to the extent it has knowledge of
(i) any representation or warranty made by it contained in this Agreement, becoming untrue or inaccurate in any respect where the failure of such representation to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on it, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any change or event having, or which, insofar as can reasonably be foreseen, would have a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

  SECTION 4.04. No Solicitation by the Company. (a) The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a Company Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal or (iii) enter into any agreement with respect to any Company Takeover Proposal or approve or resolve to approve any Company Takeover Proposal; provided, however, that, at any time prior to obtaining the Company Stockholder Approval (the "Company Applicable Period"), if, based upon the advice of the Company's outside legal advisors, the Board of Directors determines in good faith that failing to take such action would create a reasonable possibility of a breach of its fiduciary duties under applicable law, the Company may, in response to a Takeover Proposal which the Board of Directors of the Company determines in good faith, based upon the advice of the Company's outside legal advisors and the Company's financial advisors, would result in a Company Superior Proposal (as defined in Section 4.04(b)) which was not solicited by it and which did not otherwise result from a breach of this Section 4.04(a), and subject to providing prior written notice of its decision to take such action to Merger Co. (the "Company Notice") and compliance with Section 4.04(c), following delivery of the Company Notice (x) furnish information with respect to the Company and its subsidiaries to any person making such a Company Takeover Proposal pursuant to a confidentiality agreement with terms not materially more favorable to the person making the Company Takeover Proposal than those applicable to Kelso & Company under the Confidentiality Agreement (as hereinafter defined) and
(y) participate in discussions or negotiations regarding such Company Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director or officer of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section by the Company. Upon execution of this Agreement, the Company will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. For purposes of this Agreement, "Company Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues, net income or the assets of the Company and its subsidiaries, taken as a whole, or 10% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

  (b) Except as expressly permitted by this Section 4.04, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Merger Co., the approval or recommendation by such Board of Directors or such committee of this Agreement or the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or
(iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Company Takeover Proposal (each, a "Company Acquisition Agreement"). Notwithstanding anything in this Agreement to the contrary, in response to a Company Superior Proposal which was not solicited by the Company and which did not otherwise result from a breach of Section 4.04(a), the Board of Directors of the Company may (subject to this and the following sentences) terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Company Acquisition Agreement with respect to any Company Superior Proposal), but only (i) at a time that is during the Company Applicable Period and is after the third business day following Merger Co.'s receipt of written notice advising Merger Co. that the Board of Directors of the Company is prepared to accept a Company Superior Proposal, specifying the material terms and conditions of such Company Superior Proposal and identifying the person making such Company Superior Proposal, (ii) if, based upon the advice of the Company's outside legal advisors, the Board of Directors determines in good faith that failing to take such action would create a reasonable possibility of a breach of its fiduciary duties under applicable law and (iii) if the Company shall have caused its financial and legal advisors to negotiate in good faith with Merger Co. during such three business days to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Merger on such adjusted terms. For purposes of this Agreement, a "Company Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the voting power of the shares of the Company Common Stock then outstanding or all or substantially all the assets of the Company and its subsidiaries taken together and otherwise on terms which the Board of Directors of the Company determines in good faith, based upon the advice of the Company's outside legal advisors and the Company's financial advisors, to be more favorable to the Company's stockholders than the Merger and for which any necessary financing is then committed or which, in the good faith judgment of the Company's Board of Directors, based upon the advice of the Company's financial advisors, is reasonably capable of being obtained by such third party.

  (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 4.04, the Company shall promptly advise Merger Co. orally and in writing of any request for information or of any Company Takeover Proposal, the material terms and conditions of such request or the Company Takeover Proposal and the identity of the person making such request or the Company Takeover Proposal. The Company will keep Merger Co. reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal.

  (d) Nothing contained in this Section 4.04 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that neither the Company nor its Board of Directors shall, except as permitted by paragraph (b) of this section, propose to approve or recommend a Company Takeover Proposal.

                                   ARTICLE V

                             Additional Agreements

  SECTION 5.01. Preparation of the Form S-4 and Proxy Statement; Stockholder Meeting.

  (a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare the Form S-4 and the Proxy Statement and shall file with the SEC under the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder the Form S-4, in which the Proxy Statement will be included. Merger Co. and the Company will cooperate with each other in the preparation of the Form S-4 and the Proxy Statement. Without limiting the generality of the foregoing, Merger Co. will furnish to the Company the information relating to it or its affiliates required by the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Form S-4 and the Proxy Statement. The Company shall use its reasonable commercial efforts to have the Form S-4 declared effective under the Securities Act as soon as reasonably practicable after it is filed with the SEC. The Company shall use its reasonable commercial efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. The Company shall also use its reasonable commercial efforts to take any action required to be taken under any applicable state securities laws in connection with the registration and qualification of the Non-Cash Election Shares following the Merger. Each of Merger Co. and the Company agree to correct any information specifically provided by it for use in the Form S-4 and the Proxy Statement which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Merger Co. of (i) the effectiveness of the Form S-4, (ii) the receipt of any comments from the SEC with respect to the Form S-4 and the Proxy Statement and (iii) any request by the SEC for any amendment to the Form S-4 and the Proxy Statement or for additional information.

  (b) The Company (i) shall duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the Company Stockholder Approval and (ii) shall, through its Board of Directors, recommend to its stockholders the adoption of this Agreement, unless, in the case of clauses (i) or (ii), the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger and terminated this Agreement in accordance with Section 4.04(b).

  SECTION 5.02. Access to Information; Confidentiality. Subject to the Confidentiality Agreement, dated as of March 16, 1999, between the Company and Kelso & Company (the "Confidentiality Agreement") and except as otherwise required by applicable law, each of Merger Co. and the Company shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, directors, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Merger Co. and the Company shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws, and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.02 shall have an effect for the purpose of determining the accuracy of any representation or warranty given by either party hereto to the other party hereto. Each of Merger Co. and the Company will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

  SECTION 5.03. Filings; Other Action. Subject to the terms and conditions provided in this Agreement, each of the Company and Merger Co. shall (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act and other regulatory filings with any relevant Governmental Entity with respect to the Merger and the transactions contemplated by this Agreement; and (b) use their respective reasonable best efforts promptly to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate under this Agreement and applicable laws and regulations to obtain as promptly as practicable all consents, approvals, orders, authorizations, registrations and permits required to be obtained by it from any Governmental Entity or third party in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof; provided, however, that neither Merger Co. nor the Company will be required to agree to, or proffer to,
(i) divest or hold separate any of Merger Co.'s, the Company's or any of their respective affiliates' businesses or assets or (ii) cease to conduct business or operations in any jurisdiction in which Merger Co., the Company or any of their respective subsidiaries conducts business or operations as of the date of this Agreement.

  SECTION 5.04. Stock Options and Restricted Stock Units.

  (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required so that at the Effective Time each then outstanding Company Stock Option to purchase or acquire shares of Company Common Stock under the Company Stock Plans, whether or not then exercisable or vested, shall be canceled and shall represent the right to receive the following consideration in settlement thereof: for each share of Company Common Stock subject to such Company Stock Option, including any additional shares subject thereto by reason of their terms upon consummation of the "change of control" resulting from the Merger, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per share exercise price of such Company Stock Option (or, in the case of the Stock Purchase Plan, the difference between the Merger Consideration and the unpaid portion, if any, of the per share subscription price) to the extent such difference is a positive number (such amount in cash as described above being hereinafter referred to as the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such Option Consideration shall not be payable until the first day payment can be made without liability to such person under Section 16(b) of the Exchange Act, but shall be paid as soon as practicable thereafter.

  (b) The surrender of a Company Stock Option to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Company Stock Option. Prior to the Effective Time, the Company shall take all action necessary (including causing the Board of Directors of the Company (or any committees thereof) to take such actions as are allowed by the

Company Stock Option Plans) to ensure that, following the Effective Time, no participant in any Company Stock Plan shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

  (c) Upon the Effective Time, the parties hereto agree that the Surviving Corporation shall pay to each holder of a Company Stock Option the Option Consideration in respect thereof. No interest shall be paid or accrued on the Option Consideration. Until settled in accordance with the provisions of this
Section 5.04(c), each Company Stock Option shall be deemed at any time after the Effective Time to represent for all purposes only the right to receive the Option Consideration.

  SECTION 5.05. Indemnification, Exculpation and Insurance.

  (a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent of the Company or any of its subsidiaries (the "Covered Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Covered Party is or was an officer, director, employee or agent of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. Each Covered Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten business days of receipt by the Surviving Corporation from the Covered Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  (b) The Certificate of Incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its subsidiaries than are presently set forth in the Certificate of Incorporation and By-laws of the Company.

  (c) Subject to the next sentence, the Surviving Corporation shall maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the date of this Agreement (such 200%, the "Maximum Premium"). If the Company's existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain as much directors' and officers' liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Covered Parties than the Company's existing directors' and officers' liability insurance. The Company represents to Merger Co. that the Maximum Premium is $220,000.

  (d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Covered Party, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.05 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

  (e) The covenants contained in this Section are intended to be for the benefit of, and shall be enforceable by, each of the Covered Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Covered Party is entitled, whether pursuant to law, contract or otherwise.

  (f) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.05.

  SECTION 5.06. Fees and Expenses. (a) All fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Company and Merger Co. shall bear and pay one-half of the costs and expenses incurred in connection with (1) the filing, printing and mailing of the Form S-4 and the Proxy Statement (including SEC filing fees) and (2) the filings of the premerger notification and report forms under the HSR Act (including filing fees); provided, however, that if the Non-Cash Election Number is 0 pursuant to the proviso to Section 2.03(a) hereof, the costs and expenses of filing, printing and mailing of the Proxy Statement (including SEC filing fees) shall be borne and paid by the Company.

  (b) If (x) Merger Co. terminates this Agreement pursuant to Section 7.01(f) or Section 7.01(g) or (y) the Company terminates this Agreement pursuant to
Section 7.01(d), then in each case, the Company shall pay, or cause to be paid to Merger Co. or its designated affiliate, an amount equal to $8,179,000 (the "Termination Fee"), plus Expenses (as defined below). If (i) Merger Co. or the Company terminates this Agreement pursuant to Section 7.01(b)(ii) hereof, (ii) prior to the taking of such vote of the stockholders of the Company a Company Takeover proposal shall have been made and remain pending and (iii) within twelve months of such termination the Company enters into a definitive agreement to consummate the transactions contemplated by the Company Takeover Proposal or the Company Takeover Proposal is consummated, the Company shall pay, or cause to be paid to Merger Co. or its designated affiliate, the Termination Fee, plus Expenses. If (i) Merger Co. terminates this Agreement pursuant to Section 7.01(e) hereof as result of a willful and material breach of this Agreement by the Company and (ii) within twelve months of such termination the Company enters into a definitive agreement to consummate a Company Takeover Proposal or a Company Takeover Proposal is consummated, the Company shall pay, or cause to be paid to Merger Co. or its designated affiliate, the Termination Fee, plus Expenses. Any payments required to be made pursuant to this Section 5.06(b) shall be made by wire transfer of same day funds on the date of termination (except that, in the case of the two immediately preceding sentences, such payment shall be made on the date of the execution of such definitive agreement or, if earlier, the consummation of such transaction) to an account designated by Merger Co. For purposes hereof, "Expenses" shall mean an amount equal to Merger Co.'s (and its affiliates') actual and reasonably documented out-of-pocket expenses in connection with the Merger, this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, all fees and expenses of agents, counsel, commercial banks, investment banking firms, accountants, experts and consultants to Merger Co. and its affiliates; provided, however, in no event shall such amount exceed $1,500,000.

  SECTION 5.07. Public Announcements. Each of the Company and Merger Co. will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation and concurrence, except as either party may determine is required by applicable law, by court process or by obligations pursuant to any listing agreement with any national securities exchange, in which case such party will use its reasonable best efforts to consult with the other party prior to issuing a press release or public statement. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

  SECTION 5.08. Stockholder Litigation. Each of Merger Co. and the Company shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against Merger Co. or the Company, as applicable, and its directors relating to the transactions contemplated by this Agreement.

  SECTION 5.09. Employee Matters. (a) Merger Co. agrees that the Company shall honor in accordance with their respective terms and, on and after the Effective Time, the Surviving Corporation shall honor, without offset, deduction, counterclaim, interruption or deferment, all Company Plans and all other written employment, severance, termination and retirement agreements to which the Company is a party as of the Effective Time and which are set forth in the Company Disclosure Schedule. Merger Co. acknowledges that, for the purposes of certain of such Company Plans and certain of such other employment, severance, termination and retirement agreements to which the Company is currently a party, the consummation or stockholder approval (depending upon the terms of the applicable plan or agreement) of the Merger will constitute a "change in control" of the Company at the Effective Time and may constitute "Good Reason" (as such terms are defined in such plans and agreements). In particular, and without limiting the generality of the foregoing, the parties hereto acknowledge that the execution of this Agreement shall constitute a "change in control" under the Change in Control and Severance Agreements identified on
Schedule 3.01(j). Merger Co. agrees that the Surviving Corporation shall, after consummation of the Merger, pay all amounts provided under such Company Plans and agreements in accordance with their respective terms and to honor, and to cause the Surviving Corporation to honor, all rights, privileges and modifications to or with respect to any such Company Plans or agreements (other than those agreements which are superseded by employment agreements entered into as of the Effective Time) that become effective as a result of such change in control or Good Reason.

  (b) The Surviving Corporation shall provide employee pension and welfare plans for the benefit of employees' and former employees of the Company that, in the aggregate, are substantially comparable to the Company Plans in effect as of the date hereof. To the extent any benefit plan of Merger Co. (or any plan of the Surviving Corporation) shall be made applicable to any employee or former employee of the Company, Merger Co. or the Surviving Corporation, as the case may be, shall grant to employees and former employees of the Company credit for service with the Company prior to the Effective Time for the purposes of determining eligibility to participate and the employee's nonforfeitable interest in benefits thereunder and, unless a duplication of benefits under two or more defined benefit plans would result, for calculating benefits (including benefits the amount or level of which is determined by reference to an employee's vesting service) thereunder. In addition, to the extent any plan of Merger Co. or any plan of the Surviving Corporation, as the case may be, which constitutes a "welfare plan," as defined in Section 3.01(j) hereof, shall be made applicable to any employee or former employee of the Company, Merger Co. or the Surviving Corporation, as the case may be, shall (i) waive all preexisting condition exclusions and waiting periods otherwise applicable to employees and former employees of the Company, except to the extent any such limitations or waiting periods in effect under comparable Company Plans have not been satisfied as of the date such plan is made so applicable and (ii) credit each employee and former employee of the Company for any co-payments and deductibles paid by such employee or former employee under comparable Company Plans prior to the date such plan is made so applicable. Nothing in this Agreement shall be interpreted as limiting the power of the Surviving Corporation to amend or terminate any Company Plan or any other employee benefit plan, program, agreement or policy or as requiring the Surviving Corporation to offer to continue (other than as required by its terms) any written employment contract.

  (c) "Company Plan" shall mean any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former director, officer or employee of the Company or any of its subsidiaries.

  SECTION 5.10. Consummation of Financing. (a) Merger Co. will use its reasonable commercial efforts to obtain the financing required for the consummation of the Merger pursuant to the Financing Letters and to satisfy all conditions to funding as set forth in the Financing Letters. To the extent that any portion of the financing contemplated by the Financing Letters becomes unavailable, Merger Co. will use its reasonable commercial efforts to arrange for alternative financing for the Merger.

  (b) The Company agrees to provide and to cause its subsidiaries to provide all reasonably necessary cooperation in connection with the arrangement of such financing, it being understood that the financing shall close immediately prior to the Effective Time. Such cooperation shall include, without limitation, (i) making senior officers of the Company available for participation in meetings and due diligence sessions and road shows, (ii) preparation of offering memoranda, private placement memoranda and similar documents, including all appropriate financial statements in connection therewith, (iii) execution and delivery of commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents or other requested certificates or documents and (iv) providing Merger Co. and its representatives with reasonable access to Company facilities such that Merger Co. can prepare environmental site assessments for such facilities.

  SECTION 5.11. Recapitalization. The Company shall cooperate with any reasonable requests of Merger Co. or the SEC related to the reporting of the transactions contemplated hereby as a recapitalization for financial reporting purposes, including, without limitation, assisting Merger Co. with any presentation to the SEC with regard to such reporting and including appropriate disclosure with regard to such reporting in all filings with the SEC and mailings to the Company's stockholders in connection with the Merger.

  SECTION 5.12. Transfer Taxes. All liability for transfer or other similar taxes arising out of or related to the Merger or the consummation of transactions contemplated hereby, and due to the property owned by the Company or any of its subsidiaries or affiliates ("Transfer Taxes") shall be borne by the Company, and the Company shall file or cause to be filed all tax returns relating to such Transfer Taxes which are due.

  SECTION 5.13. State Takeover Laws. If any state takeover statute other than
Section 203 of the DGCL becomes or is deemed to become applicable to the Merger or the other transactions contemplated hereby, the Company shall take all reasonable action necessary to render such statute inapplicable to all of the foregoing.

  SECTION 5.14. The Company Rights Plan. The Company, acting through its Board of Directors or otherwise, shall not, except as specifically provided herein,
(a) amend, alter or modify the Company Rights Plan or (b) take any action with respect to, or make any determination under, the Company Rights Plan, to facilitate another Company Takeover Proposal, except in connection with the approval or recommendation of, or entering into of a Company Acquisition Agreement with respect to, any Company Superior Proposal in accordance with
Section 4.04(b) hereof.

  SECTION 5.15. Letter as to Solvency. The parties hereto shall engage, at the expense of Merger Co., an appraisal firm to deliver a letter addressed to the Board of Directors of the Company and the Company (and on which the Board of Directors of the Company shall be entitled to rely) indicating that immediately after the Effective Time, and after giving effect to the Merger and the financing contemplated by this Agreement and any other transactions contemplated in connection with the Merger, the Surviving Corporation (i) will not be insolvent and will have assets sufficient to pay its debts and (ii) will not have unreasonably small capital with which to engage in its business.

  SECTION 5.16. Monetization of Non-Cash Election Shares. Consistent with the qualifying the transactions contemplated hereby as a recapitalization for financial accounting purposes, Merger Co. will use its reasonable commercial efforts to cause there to be no reason for the stockholders of the Company to be stockholders of the Surviving Corporation. In the event, Merger Co. is able to cause such a result, Merger Co. shall give the Company prompt written notice thereof. If Merger Co. gives the Company such a notice, the provisions of
Article II shall be deemed amended to provide for the Merger Consideration to be paid entirely in cash and Sections 5.17 and 6.02(d) hereof and all references in this Agreement to the Form S-4 (to the extent that such references do not apply to the Proxy Statement), including, without limitation, those references (to the extent that such references do not apply to the Proxy Statement) in Sections 3.01(f), 3.02(d), 5.01, 5.06 and

6.01(d), and all obligations in connection therewith, shall be deemed eliminated and to have no effect. Each of the Company and Merger Co. agree to amend this Agreement, if necessary, to further implement the arrangements described in this Section 5.16.

  SECTION 5.17. Listing. The parties hereto shall use their reasonable best efforts to have the Non-Cash Election Shares admitted for quotation on the NASDAQ Stock Market (the "Listing"). Any fees in connection with the Listing payable prior to the Effective Time shall be paid by Merger Co. Neither Merger Co. nor the Company will take any action, for at least three years from the Effective Time, to cause the Listing to be terminated, except with the approval of a majority of the Non-Cash Election Shares not held of record or beneficially by Kelso & Company or its affiliates or in connection with a transaction pursuant to which the holders thereof receive cash or securities similarly subject to a Listing; provided that nothing in this Section 5.17 shall (a) require Merger Co. or the Company to take any affirmative action to prevent the Listing from being terminated by the NASDAQ Stock Market in the event that the Non-Cash Election Shares cease to meet the applicable Listing standards or (b) preclude Merger Co. or the Company from causing Non-Cash Election Shares to be exchanged for cash.

                                   ARTICLE VI

                              Conditions Precedent

  SECTION 6.01. Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

  (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

  (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

  (c) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement; provided, however, that each of the parties shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as practicable any such Restraints that may be entered.

  (d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration and qualification of the Non-Cash Election Shares shall have been complied with in all material respects.

  SECTION 6.02. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver by the Company of the following conditions:

  (a) Representations and Warranties. The representations and warranties of Merger Co. set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), individually or in the aggregate, does not have, and is not reasonably likely to have, a material adverse effect on Merger Co., and the Company shall have received a certificate signed on behalf of Merger Co. by an executive officer of Merger Co. to such effect.

  (b) Performance of Obligations of Merger Co. Merger Co. shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the

Company shall have received a certificate signed on behalf of Merger Co. by an executive officer of Merger Co. to such effect.

  (c) The Company and its Board of Directors shall have received the letter referred to in Section 5.15 or Merger Co. shall have provided to the Company and its Board of Directors from another appraisal firm a comparable letter in form and substance reasonably satisfactory to the Company.

  (d) The Listing of the Non-Cash Election Shares shall have been approved, subject only to official notice of issuance.

  SECTION 6.03. Conditions to Obligations of Merger Co. The obligation of Merger Co. to effect the Merger is further subject to satisfaction or waiver by Merger Co. of the following conditions:

  (a) Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), individually or in the aggregate, does not have, and is not reasonably likely to have, a material adverse effect on the Company, and Merger Co. shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

  (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Merger Co. shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

  (c) Financing. The Company shall have received the financing proceeds under the Senior Debt Letter and the Subordinated Debt Letter on the terms and conditions set forth therein or upon terms and conditions which are substantially equivalent thereto, and to the extent any of the terms and conditions are not as so set forth or substantially equivalent, on terms and conditions reasonably satisfactory to Merger Co.; provided that Merger Co. shall have complied with the provisions of Section 5.10(a).

  (d) No Injunctions or Restraints. No Restraint shall be in effect which, individually or in the aggregate, is reasonably likely to have a material adverse effect on the combined businesses of the Company and Merger Co. (and their subsidiaries) assuming for the purpose of this Section 6.03(e) that the Merger is closed and consummated as contemplated by this Agreement; provided, however, that Merger Co. shall have used its reasonable best efforts to prevent the entry of any such Restraint and to appeal as promptly as practicable any such Restraint that may be entered.

  (e) Refinancing of Indebtedness. All of the Company's indebtedness and other obligations under the Company's senior secured credit facility shall have been repaid and discharged in full by the Company, using funds contemplated by the Financing Letters or funds otherwise contemplated by Section 5.10(a) hereof.

  SECTION 6.04. Frustration of Closing Conditions. Neither the Company nor Merger Co. may rely on the failure of any condition set forth in Section 6.01,
6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party's failure to comply with its obligations under this Agreement.

                                  ARTICLE VII

                       Termination, Amendment and Waiver

  SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or adoption of this Agreement by the stockholders of Merger Co.:

  (a) by mutual written consent of the Company and Merger Co.;

  (b) by either the Company or Merger Co.:

    (i) if the Merger shall not have been consummated by November 30, 1999; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

    (ii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken; or

    (iii) if any Restraint having any of the effects set forth in Section 6.01(c) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(iii) shall have used reasonable best efforts to prevent the entry of and to remove such Restraint;

  (c) by the Company, if Merger Co. shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or
(b) and (B) is incapable of being, or is not, cured by Merger Co., as the case may be, within five business days of notice thereof;

  (d) by the Company, prior to obtaining the Company Stockholder Approval, in accordance with Section 4.04(b); provided that, in order for the termination of this Agreement pursuant to this paragraph (d) to be deemed effective, the Company shall have complied with all provisions contained in Section 4.04, including the notice provisions therein, and shall have paid the Termination Fee (plus Expenses) delineated in Section 5.06(b) hereof;

  (e) by Merger Co., if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or
(b) and (B) is incapable of being, or is not, cured by the Company within five business days of notice thereof;

  (f) by Merger Co., if the Board of Directors of the Company or any committee thereof shall have withdrawn, modified or changed in a manner adverse to Merger Co. its approval or recommendation of the Merger or this Agreement or shall have recommended or approved another Company Takeover Proposal; or

  (g) by Merger Co., if any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Merger Co. or its affiliates or any group of which any of them is a member, shall, after the date of this Agreement, acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of, or become the beneficial owner (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of, 30% or more of the outstanding shares of Company Common Stock.

  SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either Merger Co. or the Company as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or Merger Co., other than the provisions of the last sentence of Section 5.02 and the provisions of Section 5.06, this Section 7.02, Article VIII and the Confidentiality Agreement which provisions and agreements shall survive such termination, and termination of this Agreement will not relieve a breaching party from liability for any breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement giving rise to such termination.

  SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after the Company Stockholder Approval or the adoption of this Agreement by the stockholders of Merger Co.; provided, however, that after any such approval, there shall not be made any amendment that by law requires the further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

  SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.03, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                  ARTICLE VIII

                               General Provisions

  SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit (a) any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or (b) the survival of the last sentence of Section 5.02 and of Section 5.06, Section 7.02, this Article VIII and the Confidentiality Agreement, as set forth in Section 7.02.

  SECTION 8.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by reputable overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a) if to the Company, to:
                         Citation Corporation
                         2 Office Park Circle, Suite 204
                         Birmingham, Alabama 35233
                         Telecopy No.: (205) 871-5733
                         Attention: Stanley B. Atkins
  with copies to:        Balch & Bingham LLP
                         1901 Sixth Avenue North, Suite 2600
                         P.O. Box 306
                         Birmingham, Alabama 35201
                         Telecopy No.: (205) 226-8799
                         Attention: Walter M. Beale, Jr., Esq.

  and                    Richards, Layton & Finger, P.A.
                         One Rodney Square
                         P.O. Box 551
                         Wilmington, DE 19899
                         Telecopy No.: (302) 658-6548
                         Attention: Charles F. Richards, Jr., Esq.

(b) if to Merger Co., to:c/o Kelso & Company
                         320 Park Avenue, 24th Floor
                         New York, NY 10022
                         Telecopy No.: (212) 223-2379
                         Attn: James J. Connors, II, Esq.

  with a copy to:        Debevoise and Plimpton
                         875 Third Avenue
                         New York, NY 10022
                         Telecopy No.: (212) 909-6836
                         Attn: Richard D. Bohm, Esq.

  SECTION 8.03. Definitions. For purposes of this Agreement:

  (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

  (b) "knowledge" of any person which is not an individual means the actual knowledge, after due inquiry, of such person's executive officers;

  (c) "lien" shall mean any mortgage, deed of trust, pledge, security interest, title retention agreement, lien, charge, option, adverse claim, title defect or encumbrance of any kind;

  (d) "material adverse change" or "material adverse effect" means, when used in connection with Merger Co. or the Company, any change, effect, event, occurrence or state of facts that (x) would be materially adverse to the business, assets, liabilities, financial condition or results of operations of such party and its subsidiaries taken as a whole, (y) materially impairs or delays the ability of such party to perform its obligations under this Agreement or (z) prevents the consummation of any of the transactions contemplated by this Agreement, other than any change, effect, event, occurrence or state of facts (I) that occurs as a result of any act or omission of either party hereto that has been previously consented to in writing by the other party hereto or (II) relating to the United States economy or securities markets in general;

  (e) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and

  (f) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, at least a majority or more of the equity interests of which is owned directly or indirectly by such first person).

  SECTION 8.04. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

  SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

  SECTION 8.06. Entire Agreement; Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II, Section 5.04 and Section 5.05, are not intended to confer upon any person other than the parties hereto any rights or remedies.

  SECTION 8.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflict of laws thereof.

  SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  SECTION 8.09. Enforcement; Waiver of Jury Trial.

  (a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

  (b) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.09(b).

  SECTION 8.10. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  SECTION 8.11. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, unless the effects of such invalidity, illegality or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

  IN WITNESS WHEREOF, the Company and Merger Co. have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          CITATION CORPORATION

                                          /s/ Frederick F. Sommer

                                          ---------------------
                                          Name: Frederick F. Sommer
                                          Title: President and CEO

                                          RSJ ACQUISITION CO.

                                          /s/ James J. Connors, II

                                          ---------------------
                                          Name: James J. Connors, II
                                          Title:

                             AMENDMENT NO. 1 TO THE
               AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION

  Amendment No. 1, dated as of September 3, 1999 (the "Amendment"), to the Agreement and Plan of Merger and Recapitalization, dated as of June 24, 1999 (as amended hereby, the "Merger Agreement"), among RSJ Acquisition Co., a Delaware corporation ("Merger Co.") and Citation Corporation, a Delaware corporation (the "Company").

  WHEREAS, Merger Co. and the Company have heretofore entered in the Merger Agreement; and

  WHEREAS, Merger Co. and the Company have agreed to amend certain provisions of the Merger Agreement.

  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Merger Co. and the Company do hereby agree as follows:

  1. Definitions. Unless otherwise defined herein, capitalized terms that are defined in the Merger Agreement and used herein shall have the meanings set forth in the Merger Agreement.

  2. Amendment to Section 2.02(a). Section 2.02(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "(a) Each person who, on or prior to the Election Date (as defined below), is a record holder of shares of Company Common Stock shall be entitled, with respect to all or any portion of such person's shares, to make an unconditional election ("Non-Cash Election") on or prior to such Election Date to retain shares of Common Stock of the Surviving Corporation in the Merger ("Non-Cash Election Shares"), on the basis hereinafter set forth, provided that, notwithstanding anything in this Agreement to the contrary, the minimum number of shares of Company Common Stock as to which a Non-Cash Election may be made by any record holder is 10,000 and any record holder who seeks to make a Non-Cash Election with respect to fewer than 10,000 shares of Company Common Stock shall be deemed to have not made a Non-Cash Election for all purposes of this Agreement."

  3. Amendment of Section 2.02(c). Section 2.02(c) of the Merger Agreement is hereby amended by adding the following proviso at the end of the last sentence thereof:

  "; provided, further, that to be effective, any such Form of Election must relate to at least 10,000 shares of Company Common Stock and if any such Form of Election relates to fewer than 10,000 shares of Company Common Stock, such Form of Election shall be deemed to be not properly completed and shall be null and void for all purposes of this Agreement."

  4. Amendment to Section 2.03(a). Section 2.03(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "(a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of shares of Company Common Stock to be converted into the right to retain Non-Cash Election Shares at the Effective Time (the "Non-Cash Election Number") shall be 790,115."

  5. Amendment to Section 3.01(h). Section 3.01(h) of the Merger Agreement is hereby amended by adding the following language as a new second sentence thereof:

  "Notwithstanding the foregoing, for purposes of this paragraph (h), any suit, action, proceeding judgment, decree, injunction, rule or order arising after June 24, 1999 shall not be deemed to have a material adverse effect on the Company if and to the extent such suit, action, proceeding, judgment, decree, injunction, rule or order (or any relevant part thereof) is based on this Agreement, or the transactions contemplated hereby."

  6. Amendment to Section 5.01(b). Section 5.01(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:


    "(b) The Company (i) shall duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the Company Stockholder Approval and (ii) shall, through its Board of Directors, recommend to its stockholders (X) the adoption of this Agreement and (Y) that such stockholders do not make a Non-Cash Election with respect to any share of Company Common Stock, unless in the cases of clauses (i) or (ii), the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger and terminated this Agreement in accordance with
  Section 4.04(b)."

  7. Amendment to Section 5.04. Section 5.04 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "(a) Each Company Stock Option to purchase shares of the Company Common Stock granted under the Company Stock Plans (including, without limitation, any additional shares subject thereto by reason of the consummation of the "change of control" resulting from the Merger) that is outstanding and not yet vested or exercisable immediately prior to the Effective Time, including the Rollover Options (as defined below), shall become fully vested and exercisable upon the Effective Time. At or prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be necessary to cause each such Company Stock Option to vest as a consequence of the Merger.

    (b) At the Effective Time, each holder of a then outstanding Company Stock Option whether or not then exercisable, other than the Rollover Options, shall be entitled to receive for each share of Company Common Stock subject to such Company Stock Option, in settlement and cancellation thereof, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per share exercise price of such Company Stock Option, to the extent such difference is a positive number (such amount being hereinafter referred to as the "Option Consideration"). Upon the Effective Time, the Surviving Corporation shall pay to each holder of a Company Stock Option (other than a Rollover Option) the Option Consideration in respect thereof. No interest shall be paid or accrued on the Option Consideration. Until settled in accordance with this Section 5.04(b), each Company Stock Option (other than a Rollover Option) shall be deemed at any time after the Effective Time to represent for all purposes only the right to receive the Option Consideration.

    (c) Notwithstanding anything contained in this Section 5.04, with respect to any person subject to Section 16(a) of the Exchange Act, the Option Consideration shall not be payable until the first day payment can be made without liability to such person under Section 16(b) of the Exchange Act, but shall be paid as soon as practicable thereafter.

    (d) The surrender of a Company Stock Option to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Stock Option. Prior to the Effective Time, the Company shall take all action necessary (including causing the Board of Directors of the Company (or any committees thereof) to take such actions as are allowed by the Company Stock Option Plans) to ensure that, following the Effective Time, no participant in any Company Stock Plan (other than holders of Rollover Options with respect to such Rollover Options) shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

    (e) Each holder of a Rollover Option shall thereafter continue to hold an option to purchase such number of shares of common stock of the Surviving Corporation, at such exercise prices and having such other terms and conditions, as such holder enjoyed with respect to Company Common Stock under such holder's Rollover Options, except as may be amended by agreement between Merger Co. or the Surviving Corporation and such holder. "Rollover Options" means the Company Stock Options (i) as to which Merger Co. and the holder of such Company Stock Option have agreed will remain outstanding after the Effective Time and (ii) which shall have been identified to the Company no less than 10 days prior to the Closing Date, such identification to be in the form of a written notice signed by the holder in question and Merger Co.

    (f) Upon the Effective Time, each share of Company Common Stock subscribed to under the Stock Purchase Plan (other than such shares for which a valid Non-Cash Election shall have been made) shall (without duplication for any amounts that are paid with respect to such shares pursuant to Section 2.01(c)) be canceled and shall thereafter represent the right to receive in the Merger the difference between the Merger Consideration and the unpaid portion, if any, of the per share subscription price for such share.

    (g) At or prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be necessary to implement the provisions of this Section 5.04."

  8. Amendment to Section 5.16. Section 5.16 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "SECTION 5.16. [Intentionally Omitted]"

  9. Amendment to Section 5.17. Section 5.17 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

  "SECTION 5.17. [Intentionally Omitted]"

  10. Amendment to Section 6.02(d). Section 6.02(d) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "(d) [Intentionally Omitted]"

  11. References. Each reference in the Merger Agreement to "this Agreement", "hereof", "hereunder" or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment. This Amendment shall not constitute an amendment or waiver of any provision of the Merger Agreement not expressly referred to herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein. The Merger Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.

  12. Counterparts. This Amendment may be executed in any number of counterparts each of which shall be an original and all of which taken together shall constitute one and the same Amendment.

  13. Governing Law. This Amendment shall be governed by, and construed in accordance with the laws of the State of Delaware, without regard to laws that might otherwise govern under applicable principles of conflicts of law.

  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

                                          CITATION CORPORATION

                                             /s/ Thomas W. Burleson
                                          By:__________________________________
                                            Name: Thomas W. Burleson
                                            Title: Vice President and Chief
                                            Financial Officer

                                          RSJ ACQUISITION CO.

                                             /s/ James J. Connors, II
                                          By:__________________________________
                                            Name: James J. Connors, II
                                            Title: Vice President

                             AMENDMENT NO. 2 TO THE
               AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION

  Amendment No. 2, dated as of October 12, 1999 (the "Amendment"), to the Agreement and Plan of Merger and Recapitalization, dated as of June 24, 1999, as amended by Amendment No. 1 thereto, dated as of September 3, 1999 (as amended thereby and hereby, the "Merger Agreement"), by and between RSJ Acquisition Co., a Delaware corporation ("Merger Co."), and Citation Corporation, a Delaware corporation (the "Company").

  WHEREAS, Merger Co. and the Company have heretofore entered into the Merger Agreement; and

  WHEREAS, Merger Co. and the Company have agreed to further amend certain provisions of the Merger Agreement.

  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Merger Co. and the Company do hereby agree as follows:

  1. Definitions. Unless otherwise defined herein, capitalized terms that are defined in the Merger Agreement and used herein shall have the respective meanings set forth in the Merger Agreement.

  2. Amendment to Third Recital. The third Recital of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "WHEREAS, Kelso & Company, L.P. ("Kelso & Company"), an affiliate of Merger Co., has on the date of this Amendment, delivered a letter to the Company (the "Equity Commitment Letter"), which Equity Commitment Letter confirms Kelso & Company's commitment, as set forth therein, to contribute or cause to be contributed to Merger Co. the equity financing required for the consummation of the Merger; and"

  3. Amendment to Section 2.01(b)(ii). Section 2.01(b)(ii) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "(ii) for each such share of Company Common Stock (other than Electing Shares), the right to receive $17.00 in cash (the "Cash Election Price")."

  4. Amendment to Section 2.01(d). Section 2.01(d) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "(d) Each issued and outstanding share of capital stock of Merger Co. shall be converted into and become such number of fully paid and non-assessable Non-Cash Election Shares as is equal to (i) 14,117,647 divided by (ii) the aggregate number of shares of capital stock of Merger Co. issued and outstanding immediately prior to the Effective Time.".

  5. Amendment to Section 2.02(c). Section 2.02(c) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "(c) Merger Co. shall, subject to applicable requirements of the United States federal securities laws, prepare a form of election (the "Form of Election") which Form of Election shall be subject to the approval of the Company (which approval shall not be unreasonably withheld or delayed) to be mailed by the Company with the amended Proxy Statement (as described in Section 5.01(c) hereof) to the record holders of Company Common Stock as of the record date for the Company Stockholders Meeting (as defined below), which Form of Election shall be used by each record holder of shares of Company Common Stock who wishes to elect to receive Non-Cash Election Shares for any or all shares of Company Common Stock held by such holder, subject to the provisions of Section 2.03. The Company shall use its reasonable best efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of Company Common Stock during the period between such record date and the Election Date referred to below. Any such holder's election to receive Non-Cash Election Shares shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time, on the business day that is five business days prior to the date of the reconvened Company Stockholders Meeting at which a vote on the adoption of this Agreement by the stockholders of the Company is taken (the "Election Date"), a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm which is an "eligible guarantor institution" (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")); provided that such Certificates are in fact delivered to the Exchange Agent within seven business days after the date of execution of such guarantee of delivery).

  6. Amendment to Section 2.03(a). Section 2.03(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "(a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of shares of Company Common Stock to be converted into the right to retain Non-Cash Election Shares at the Effective Time (the "Non-Cash Election Number") shall be 1,062,619."

  7. Amendment to Section 3.01(q). Section 3.01(q) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    "(q) Opinion of Financial Advisor. The Company has received an opinion of Bear, Stearns & Co. Inc., dated as of the date of this Amendment, that the Merger Consideration, after giving effect to Amendment No. 2 to the Agreement and Plan of Merger and Recapitalization, is fair, from a financial point of view, to the holders of shares of the Company Common Stock, a complete and correct copy of which opinion has been, or promptly upon receipt thereof will be, delivered to Merger Co. The Company has been authorized by Bear, Stearns & Co. Inc. to permit the inclusion of such opinion in its entirety in the Proxy Statement."

  8. Amendment to Section 3.02(e). Section 3.02(e) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

    (e) Financing. Merger Co. has previously delivered to the Company the following: (a) a fully executed commitment letter (the "Senior Debt Letter") from the Chase Manhattan Bank, DLJ Capital Funding, Inc. and First Union National Bank (collectively, the "Banks") and accepted by Kelso & Company and the Company providing the detailed terms and conditions upon which the Banks have committed to provide the entire senior debt and revolving credit portion of the financing required in connection with the Merger, (b) a fully executed commitment letter (the "Subordinated Debt Letter") issued by DLJ Bridge Finance, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, The Chase Manhattan Bank, Chase Securities Inc. and First Union National Bank (collectively, the "Bridge Lenders") and accepted by Kelso & Company and the Company, providing the detailed terms and conditions upon which the Bridge Lenders have committed to provide and place the subordinated debt portion of the financing required in connection with the Merger and (c) the executed Equity Commitment Letter (together with the Senior Debt Letter and the Subordinated Debt Letter, the "Financing Letters). Each of the Financing Letters is in full force and effect on the date of this Amendment hereto and has not been amended or modified, and there is no breach or default existing (or which with notice or lapse of time or otherwise may exist) thereunder. The aggregate proceeds of the financing completed by the Financing Letters are sufficient to pay the cash portion of the Merger Consideration, to repay the existing indebtedness of the Company and its subsidiaries (excluding any indebtedness the parties hereto agree shall not be repaid) and to pay all fees and expenses to be paid by Merger Co. related to the transactions contemplated by this Agreement."

  9. Amendment to Section 5.01. Section 5.01 of the Merger Agreement is hereby amended by adding the following to the end thereof:

  "(c) The Company shall promptly prepare and file (i) a post-effective amendment to its registration statement on Form S-4, such amendment to include an amended S-4 and an amended Proxy Statement with respect to the matters that are the subject of this Agreement and (ii) a registration statement on Form S-4 relating to the number of Non-Cash Election Shares in excess of the Non-Cash Election Shares which have previously been registered under an effective registration statement as of the date of this Amendment (collectively, the "SEC Amendments"). Merger Co.'s and the Company's respective rights and obligations contained in this Agreement with respect to the Proxy Statement and the Form S-4 shall be applicable to the SEC Amendments mutatis mutandis."

  10. Amendment to Section 7.01(b)(i). Section 7.01(b)(i) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

  "(i) if the Merger shall not have been consummated by December 31, 1999; provided that such date shall be extended until January 31, 2000 if the SEC Amendments are not declared effective on or prior to November 15, 1999; provided further, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;"

  11. Authorization, etc., of this Amendment. The Company represents and warrants to the following matters set forth in this Paragraph 11. The Company has all requisite corporate power and authority to enter into this Amendment, and, subject to receipt of Company Stockholder Approval, to consummate the transactions contemplated by this Amendment. The execution and delivery of this Amendment by the Company, and the consummation of the transactions contemplated by this Amendment, have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. This Amendment has been duly executed and delivered by the Company, and, assuming the due execution and delivery of this Amendment by Merger Co., constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to
(i) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, moratorium, reorganization, receivership and similar laws relating to or affecting the enforcement of the rights and remedies of creditors generally,
(ii) principles of equity (regardless of whether considered and applied in a proceeding in equity or at law) and (iii) the discretion of the court before which any proceeding in respect of this Amendment or the transactions contemplated hereby may be brought.

  12. Authorization, etc., of this Amendment. Merger Co. represents and warrants to the following matters set forth in this Paragraph 12. Merger Co. has all requisite corporate power and authority to enter into this Amendment, to consummate the transactions contemplated by this Amendment. The execution and delivery of this Amendment by Merger Co., and the consummation of the transactions contemplated by this Amendment, have been duly authorized by all necessary corporate action on the part of Merger Co. This Amendment has been duly executed and delivered by Merger Co., and, assuming the due execution and delivery of this Amendment by the Company, constitutes a legal, valid and binding obligation of Merger Co., enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, moratorium, reorganization, receivership and similar laws relating to or affecting the enforcement of the rights and remedies of creditors generally, (ii) principles of equity (regardless of whether considered and applied in a proceeding in equity or at law) and (iii) the discretion of the court before which any proceeding in respect of this Amendment or the transactions contemplated hereby may be brought.

  13. References. Each reference in the Merger Agreement to "this Agreement", "hereof", "hereunder" or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement, as amended by this Amendment. This Amendment shall not constitute an amendment or waiver of any provision of the Merger Agreement not expressly referred to herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein.

  14. Full Force and Effect. The Merger Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.

  15. Counterparts. This Amendment may be executed in any number of counterparts each of which shall be an original and all of which taken together shall constitute one and the same Amendment.

  16. Governing Law. This Amendment shall be governed by, and construed in accordance with the laws of the State of Delaware, without regard to laws that might otherwise govern under applicable principles of conflicts of law.

  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

                                          CITATION CORPORATION

                                          By: /s/ Stanley B. Atkins
                                             ----------------------------------
                                             Name: Stanley B. Atkins
                                             Title: Vice President and
                                             Secretary

                                          RSJ ACQUISITION CO.

                                          By: /s/ James J. Connors, II
                                             ----------------------------------
                                             Name: James J. Connors, II
                                             Title: Vice President

                                                                         ANNEX B


                                October 12, 1999

Board of Directors
Citation Corporation
2 Office Park Circle
Suite 204
Birmingham, AL 35223


Attention: Mr. Van Richey
    Chairman of Special Committee

Gentlemen:

  We understand that Citation Corporation, a Delaware corporation ("Citation"), and RSJ Acquisition Co. ("Merger Co."), a Delaware corporation organized by Kelso & Company ("Kelso"), intend to enter into Amendment No. 2 dated the date hereof (the "Second Amendment") to the Agreement and Plan of Merger and Recapitalization dated as of June 24, 1999, as amended by Amendment No. 1 thereto dated as of September 3, 1999 (the "Agreement"), pursuant to which Merger Co. will merge with and into Citation (the "Merger"), as the surviving company ("New Citation"). Pursuant to the Agreement, and subject to the election of Citation shareholders who elect to receive shares of New Citation ("New Citation Shares") in lieu of cash (the "Retention Election"), Citation shareholders will receive consideration (the "Consideration") consisting of (i) $17.00 per share for 94.1% of their Citation common shares and (ii) New Citation Shares for 5.9% of their Citation common shares (which percent any shareholder may elect to increase in the event any other shareholder does not exercise his or her Retention Election). We have been advised by Citation that
(i) certain members of Citation's senior management have agreed to retain their New Citation Shares and (ii) accordingly, Citation's public shareholders who do not make a Retention Election will receive $17.00 per share in cash for all of their Citation common shares.

  You have asked us to render our opinion as to the fairness, from a financial point of view, of the Consideration to Citation's public shareholders.

  In the course of our analyses for rendering this opinion, we have:

  1.   reviewed the Agreement, as amended by the Second Amendment;

  2. reviewed Citation's audited financial statements for the fiscal years ended September 29, 1996 through September 27, 1998 and unaudited financial statements for the fiscal quarters ended December 27, 1998, March 28, 1999 and June 27, 1999;

  3. reviewed certain operating and financial information, including projections, provided to us by management relating to Citation's business and prospects;

Citation Corporation
October 12, 1999
Page 2

  4. met with certain members of Citation's senior management to discuss its operations, historical financial statements and future prospects;

  5. reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Citation;

  6. reviewed indications of interest, offers to purchase Citation and recapitalization proposals received by Citation from third parties other than Kelso; and

  7. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

  In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by Citation. We have not assumed any responsibility for the independent verification of any such information and we have further relied upon the assurances of the senior management of Citation that they are unaware of any facts that would make the information provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Citation, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

  Although we not expressed an opinion as to the range of prices at which Citation common stock may trade following the merger and recapitalization, we note that the retained equity would be largely illiquid because of the significantly reduced public shares outstanding and the fact that the shares will not be listed on Nasdaq, any other securities exchange or any over-the-counter market. We also note that the presence of the bridge financing makes the retained equity particularly unsuitable for public shareholders. We have advised the Board that, in reaching our conclusion as to the fairness of the transaction from a financial point of view to the public shareholders, we have ascribed no value to the retained equity.

  We have acted as a financial advisor to Citation in connection with the Merger and will receive a fee for such services. In 1998, Bear Stearns was engaged by Citation to provide certain investment banking services in connection with a possible offering of the Citation's senior subordinated notes.

  Bear Stearns is currently, and in the past has been, engaged by Kelso and certain of its principals with respect to investment banking and financial advisory assignments.

  It is understood that this letter is intended for the benefit and use of the Board of Directors of Citation and does not constitute a recommendation to the Board of Directors of Citation or any Citation shareholder as to how to vote in connection with the Merger. Moreover, we express no opinion with respect to whether any Citation shareholder should exercise his or her Retention Election. This opinion does not address Citation's underlying business decision to pursue the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement to be distributed to Citation shareholders in connection with the Merger.

  Based on and subject to the foregoing, it is our opinion that the Consideration is fair, from a financial point of view, to Citation's public shareholders.

Very truly yours,

BEAR, STEARNS & CO. INC.

                                                                         ANNEX C

                      GENERAL CORPORATION LAW OF DELAWARE

                                  SECTION 262

                                APPRAISAL RIGHTS

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec.251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec.264 of this title:

  (1) provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

  (2) notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and(e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertified stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX D


                         FORM OF STOCKHOLDERS AGREEMENT

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
  1. Restrictions on Transfer of Common Stock.............................   D-3
     1.1Restriction on Transfers of Retained Common Stock.................   D-3
     1.2Restrictions on Transfers of New Common Stock.....................   D-3
  2. Sale of New Common Stock to the Company ("Put Rights")...............   D-4
     2.1Right to Sell.....................................................   D-4
     2.2Notice............................................................   D-4
     2.3Payment...........................................................   D-4
  3. Right of the Company to Purchase New Common Stock ("Call Right").....   D-5
     3.1Right to Purchase.................................................   D-5
     3.2Notice............................................................   D-5
     3.3Payment...........................................................   D-5
  4. Purchase Price.......................................................   D-5
     4.1Appraisal.........................................................   D-5
     4.2Fair Market Value.................................................   D-6
     4.3Carrying Value....................................................   D-6
  5. Prohibited Purchases.................................................   D-6
  6. Tag-Along and Drag-Along Rights......................................   D-7
     6.1Tag-Along Rights..................................................   D-7
     6.2Drag-Along Rights.................................................   D-8
  7. Sales to Third Parties...............................................   D-9
     7.1Right of First Refusal............................................   D-9
     7.2Involuntary Transfers.............................................  D-10
  8. Stock Certificate Legend.............................................  D-10
  9. Covenants; Representations and Warranties............................  D-11
     9.1New Management Stockholders.......................................  D-11
     9.2No Other Arrangements or Agreements...............................  D-11
     9.3Additional Representations and Warranties.........................  D-11
 10. Preemptive Rights....................................................  D-12
 11. Option to Purchase Additional Common Stock...........................  D-12
 12. Amendment and Modification...........................................  D-12
 13. Parties..............................................................  D-12
     13.1Assignment by the Company........................................  D-12
     13.2Assignment Generally.............................................  D-12
     13.3Termination......................................................  D-13
     13.4Agreements to Be Bound...........................................  D-13
 14. Recapitalizations, Exchanges, etc....................................  D-13
 15. Further Assurances...................................................  D-13
 16. Governing Law........................................................  D-13
 17. Invalidity of Provision..............................................  D-13
 18. Waiver...............................................................  D-13
 19. Notices..............................................................  D-14
 20. Headings.............................................................  D-14
 21. Counterparts.........................................................  D-14
 22. Entire Agreement.....................................................  D-14
 23. Injunctive Relief....................................................  D-14
 24. Defined Terms........................................................  D-15

                             STOCKHOLDERS AGREEMENT

  STOCKHOLDERS AGREEMENT, dated as of            , 1999 among Citation
Corporation, a Delaware corporation (the "Company"), Kelso Investment Associates VI, L.P., a Delaware limited partnership ("KIA VI"), KEP VI, LLC, a Delaware limited liability company, ("KEP VI"; and, together with KIA VI, "Kelso"), Hackney One Investments, LLC, a Delaware limited liability company,
R. Conner Warren, R. Conner Warren, Frederick F. Sommer, Timothy L. Roberts, Edwin L. Yoder, John W. Lawson, those stockholders who are holders of Common Stock on the date hereof and have agreed to become parties to this Agreement (such stockholders are hereinafter referred to collectively as the "Existing Stockholders") and those employees of the Company or its subsidiaries who purchase Common Stock and who become parties to this Agreement pursuant to
Section 10.1 (collectively, the "Management Stockholders"). (The Existing Stockholders and the Management Stockholders are hereinafter referred to collectively as the "Non-Kelso Stockholders", and the Non-Kelso Stockholders, together with Kelso, are hereinafter referred to collectively as the "Stockholders".) Capitalized terms used herein without definition are defined in Section 25.

  WHEREAS, the Company and RSJ Acquisition Co., a Delaware corporation and a subsidiary of Kelso ("RSJ"), have entered into that certain Agreement and Plan of Merger and Recapitalization, dated as of June 24, 1999, as amended by Amendment No. 1 to the Agreement and Plan of Merger and Recapitalization, dated as of September 3, 1999 (as so amended, the "Merger Agreement"), pursuant to which RSJ will merge with and into the Company, with the Company being the surviving corporation in the merger (the "Merger");

  WHEREAS, pursuant to the Stock Election Agreements, the Existing Stockholders have elected to retain an aggregate of 790,115 shares of Common Stock following the Merger (the "Retained Common Stock"); and

  WHEREAS, certain employees of the Company or its subsidiaries may, after the Closing, purchase or otherwise be issued shares of Common Stock (such shares to be issued after the date hereof, the "New Common Stock").

  NOW, THEREFORE, in consideration of the premises and the representations, warranties and covenants contained herein, the parties agree as follows:

  1.  Restrictions on Transfer of Common Stock.

  1.1 Restriction on Transfers of Retained Common Stock. Any Existing Stockholder may Transfer any Retained Common Stock owned by such Existing Stockholder at any time, provided that such Transfer is made in compliance with
Section 1.2(b) ("Permitted Pledges"), 6.1 ("Tag-Along Rights"), 6.2 ("Drag-Along Rights"), 7 ("Sales to Third Parties"), or 13.4 ("Agreements to Be Bound"), as applicable.

  1.2 Restrictions on Transfers of New Common Stock. (a) A Management Stockholder may not Transfer any shares of New Common Stock, nor any interest therein nor any rights relating thereto, provided that shares of New Common Stock may be Transferred (a) pursuant to Section 1.2(b) ("Permitted Pledges"),
(b) pursuant to Section 1.2(c) ("Estate Planning Transfers") or, in case of his or her death, by will or by the laws of intestate succession, to his or her executors, administrators, testamentary trustees, legatees or beneficiaries,
(c) pursuant to Section 6.1 ("Tag-Along Rights") or Section 6.2 ("Drag-Along Rights"), (d) in accordance with Section 7.2 ("Involuntary Transfers") or (e) pursuant to a Registration pursuant to the Registration Rights Agreement.

  (b) Permitted Pledges. Any Existing Stockholder or Management Stockholder may pledge any or all shares of Common Stock now or hereafter owned by him or her or grant a security interest therein to secure indebtedness of such Stockholder owing to a bank or other financial institution on terms and conditions approved by the Board (excluding such Stockholder and other members of the Board who are designees of the Existing Stockholders or Management Stockholders, if any), provided, however, that any pledgee pursuant to this subsection (b) shall acquire only a security interest in such shares of Common Stock entitling such pledgee to (i) the proceeds from any sale of such shares made in compliance with the terms of this Agreement and

(ii) any proceeds of any distribution to stockholders on account of the Common Stock in any liquidation as a result of any bankruptcy proceeding or the winding up of affairs of the Company and in no event shall such pledgee receive title to such shares or any other rights incident thereto other than those specified above. The pledge agreements or other related financing agreements of any Existing Stockholder or Management Stockholder shall be subject to and acknowledge the rights of the Company and the other Stockholders set forth herein and shall acknowledge the restrictions imposed on the pledgee's security pursuant to this Section 1.2(b).

  (c) Estate Planning Transfers. Shares of New Common Stock held by Management Stockholders may be Transferred for estate-planning purposes of such Management Stockholder, authorized by the prior written approval of the Board (excluding such Management Stockholder and other members of the Board who are designees of the Management Stockholders, if any), to (A) a trust under which the distribution of the shares of New Common Stock may be made only to beneficiaries who are such Management Stockholder, his or her spouse, his or her parents, members of his or her immediate family or his or her lineal descendants, (B) a charitable remainder trust, the income from which will be paid to such Management Stockholder during his or her life, (C) a corporation, the stockholders of which are only such Management Stockholder, his or her spouse, his or her parents, members of his or her immediate family or his or her lineal descendants or (D) a partnership or limited liability company, the partners or members of which are only such Management Stockholder, his or her spouse, his or her parents, members of his or her immediate family or his or her lineal descendants. Notwithstanding the foregoing, prior to any Management Stockholder ceasing to have any such relationship with any such transferee, such transferee shall transfer such shares of New Common Stock back to such Management Stockholder and such Management Stockholder shall thereupon again be subject to this Agreement.

  2.  Sale of New Common Stock to the Company ("Put Rights").

  2.1 Right to Sell. Subject to all subsections of this Section 2 and to
Section 5 ("Prohibited Purchases"), each of the Management Stockholders shall have the right to sell to the Company, and the Company shall have the obligation to purchase from such Management Stockholder, all, but not less than all, of such Management Stockholder's shares of New Common Stock following the termination of employment of such Management Stockholder, in each case at their Fair Market Value, if the employment of such Management Stockholder with the Company and any subsidiary that employs such Management Stockholder (or by the Company on behalf of any such subsidiary) (i) is terminated without Cause or
(ii) terminates as a result of (A) the death or Disability of such Management Stockholder, (B) the resignation of such Management Stockholder for Good Reason or (C) the retirement of such Management Stockholder upon or after reaching the age of 65 ("Retirement").

  2.2 Notice. If any Management Stockholder desires to sell shares of New Common Stock pursuant to Section 2.1, he or she (or his or her estate, trust, corporation or partnership, as the case may be) shall notify the Company (a) not more than [180] days after the termination of employment as a result of the death or Disability of such Management Stockholder, (b) not more than [60] days after the termination of employment as a result of a termination without Cause, the resignation of such Management Stockholder for Good Reason or Retirement and (c) not earlier than six months nor later than eight months after the acquisition of New Common Stock pursuant to the exercise of options to purchase New Common Stock (including, without limitation, pursuant to the exercise of any Rollover Stock Options) following the termination of employment as described in Section 2.1. Each such notice shall specify the number of shares of New Common Stock such Management Stockholder owns at such time.

  2.3 Payment. (a) Subject to Section 5 ("Prohibited Purchases"), payment for any shares of New Common Stock sold by a Management Stockholder pursuant to
Section 2.1 shall be made on the date that is 30 days (or the first business day thereafter if the 30th day is not a business day) following the date of the receipt by the Company of such Management Stockholder's notice with respect to such shares.

  (b) Any payments based on Fair Market Value required to be made by the Company under this Section 2.3 shall accrue simple interest at a rate per annum of 6% from the date of termination of employment of the relevant Management Stockholder to the date the Company has paid in full for all of the shares of Common Stock. All payments of interest accrued hereunder shall be paid only at the date of payment by the Company for the shares of New Common Stock being purchased.

  3.  Right of the Company to Purchase New Common Stock ("Call Right").

  3.1 Right to Purchase. Subject to all subsections of this Section 3 and to
Section 5 ("Prohibited Purchases"), the Company shall have the right to purchase from a Management Stockholder, and such Management Stockholder shall have the obligation to sell to the Company, (a) all, but not less than all, of such Management Stockholder's shares of New Common Stock and/or (b) all, but not less than all of any shares of New Common Stock acquired upon the exercise of options (including pursuant to the exercise any Rollover Options) following the termination of employment:

    (i) at the Fair Market Value of such shares of New Common Stock to be purchased if such Management Stockholder's employment with the Company and any subsidiary that employs such individual is terminated as a result of
  (A) the termination by the Company and any such subsidiary (or by the Company on behalf of any such subsidiary) of such employment without Cause,
  (B) the death or Disability of such Management Stockholder, (C) the resignation of such Management Stockholder for Good Reason or (D) the Retirement of such Management Stockholder;

    (ii) at the lesser of the Fair Market Value and the Carrying Value of such shares of New Common Stock to be purchased if such Management Stockholder's employment with the Company and any subsidiary that employs such individual is terminated by the Company and any such subsidiary (or by the Company on behalf of any such subsidiary) for Cause; or

    (iii) at the Fair Market Value or the Carrying Value of such shares of New Common Stock to be purchased, in the sole discretion of the Board (excluding such Management Stockholder and other members of the Board who are designees of the Management Stockholders, if any) if such Management Stockholder's employment with the Company and any subsidiary that employs such individual is terminated for any reason other than as a result of an event described in either subparagraph (i) or (ii) of this Section 3.1.

  3.2 Notice. If the Company desires to purchase shares of New Common Stock from a Management Stockholder pursuant to Section 3.1, it shall notify such Management Stockholder (or his or her estate, as the case may be) not more than 60 days after the termination of employment as a result of the event giving rise to the Company's right to acquire such Management Stockholder's shares of New Common Stock or, in the case of shares of New Common Stock acquired pursuant to the exercise of options to purchase New Common Stock (including, without limitation, pursuant to the exercise of Rollover Stock Options) following the termination of employment, not earlier than six months nor later than eight months after the acquisition of such shares.

  3.3 Payment. (a) Subject to Section 5 ("Prohibited Purchases"), payment for any shares of New Common Stock purchased by the Company pursuant to Section 3.1 shall be made on the date that is 30 days (or the first business day thereafter if the 30th day is not a business day) following the date of the receipt by a Management Stockholder of the Company's notice with respect to such shares pursuant to Section 3.2.

  (b) Any payments based on Fair Market Value required to be made by the Company under this Section 3.3 shall accrue simple interest at a rate per annum of 6% on the amounts not paid from the date of termination of employment to the date the Company makes such payments. All payments of interest accrued hereunder shall be paid only at the date or dates of payment by the Company for the shares of New Common Stock being purchased.

  4.  Purchase Price.

  4.1 Appraisal. The Company shall engage, from time to time at the discretion of the Board, but not less often than within 90 days after every fiscal year,
commencing with the fiscal year ending on September   , 2000, Houlihan Loki, or
such other independent valuation consultant or appraiser of recognized national standing reasonably satisfactory to Kelso (the "Appraiser") to appraise the Fair Market Value of the shares of Common Stock as of the last day of the fiscal year then most recently ended or, at the request of the Company, as of any more recent date (the "Appraisal Date"), and to prepare and deliver a report to the Company describing the results of such appraisal (the "Appraisal"). The Company shall bear the fees and expenses of each Appraisal.

  4.2 Fair Market Value. The "Fair Market Value" of any share of Common Stock shall be (i) the fair market value of the entire Common Stock equity interest of the Company taken as a whole, without additional premiums for control or discounts for minority interests or restrictions on transfer, divided by (ii) the number of outstanding shares of Common Stock, calculated on a fully-diluted basis, provided that the Appraiser shall be entitled to determine in its judgment the extent to which any "out of the money" stock options should be included in the calculation of the number of fully diluted shares of Common Stock. The Fair Market Value of any share of Common Stock shall be calculated with reference to the most recent Appraisal and as of the most recent Appraisal Date prior to the termination of the relevant Management Stockholder's employment (or as of the first Appraisal and the first Appraisal Date in the
event that such termination occurs prior to the fiscal year ended September   ,
2000).

  4.3 Carrying Value. For the purposes of this Agreement, the "Carrying Value" of any share of New Common Stock being purchased by the Company shall be equal to the price paid by the selling Management Stockholder for any such share (or in the case of any share acquired pursuant to a Rollover Option, the excess of $17.00 over the exercise price for such option) plus simple interest at a rate per annum equal to 6%, which shall be deemed to be the carrying cost, from the date of the purchase of such shares by the selling Management Stockholder through the date of such purchase by the Company, less the amount of dividends and other distributions paid in respect of such share (to the extent that the amount of such dividends and other distributions does not exceed such simple interest).

  5. Prohibited Purchases. Notwithstanding anything to the contrary herein, the Company shall not be permitted or obligated to purchase any shares of New Common Stock from a Management Stockholder hereunder to the extent (a) the Company is prohibited from purchasing such shares by applicable law or by any debt instruments or agreements, including any amendment, renewal, extension, substitution, refinancing, replacement or other modification thereof (the "Financing Documents") entered into by the Company or any of its subsidiaries to finance the recapitalization of the Company pursuant to the Merger Agreement, (b) an event of default has occurred (or, with notice or the lapse of time or both, would occur) under any Financing Document and is (or would be) continuing, (c) the purchase of such shares would, or in the opinion of the Board (excluding such Management Stockholder and any other members of the Board who are designees of the Management Stockholders) might, result in the occurrence of an event of default under any Financing Document or create a condition which would or might, with notice or lapse of time or both, result in such an event of default or (d) the purchase of such shares would, in the reasonable opinion of the Board (excluding such Management Stockholder and other members of the Board who are designees of the Management Stockholders), be imprudent in view of the financial condition (present or projected) of the Company or any of its subsidiaries or the anticipated impact of the purchase of such shares on the Company's or any of its subsidiaries' ability to meet their respective obligations under any Financing Document. If shares of New Common Stock which the Company has the right or obligation to purchase on any date exceed the total amount permitted to be purchased on such date pursuant to the preceding sentence (the "Maximum Amount"), the Company shall purchase on such date only that number of shares of New Common Stock up to the Maximum Amount (if any) (and shall not be required to purchase more than the Maximum Amount) in such amounts as the Board shall in good faith determine, applying the following order of priority:

  (a) First, the shares of New Common Stock of all Management Stockholders whose shares of New Common Stock are being purchased by the Company by reason of termination of employment due to death or Disability and, to the extent that the number of shares of New Common Stock that the Company is obligated to purchase from such Management Stockholders (but for this Section 5) exceeds the Maximum Amount, such shares of New Common Stock pro rata among such Management Stockholders on the basis of the number of shares of New Common Stock held by each of such Management Stockholders that the Company is obligated or has the right to purchase, and,

  (b) Second, to the extent that the Maximum Amount is in excess of the amount the Company purchases pursuant to clause (a) above, the shares of New Common Stock of all Management Stockholders whose shares of New Common Stock are being purchased by the Company by reason of termination of employment without Cause or due to Retirement or resignation for Good Reason up to the Maximum Amount (as reduced by shares described in clause (a) to be purchased) and, to the extent that the number of shares of New Common Stock that the Company is obligated to purchase from such Management Stockholders (but for this Section 6) exceeds the Maximum Amount (as reduced by shares described in clause (a) to be purchased), such shares of New Common Stock pro rata among such Management Stockholders on the basis of the number of shares of New Common Stock held by each of such Management Stockholders that the Company is obligated or has the right to purchase, and

  (c) Third, to the extent the Maximum Amount is in excess of the amounts the Company purchases pursuant to clauses (a) and (b) above, the shares of Common Stock of all other Management Stockholders whose shares of New Common Stock are being purchased by the Company up to the Maximum Amount (as reduced by shares described in clauses (a) and (b) to be purchased) and, to the extent that the number of shares of New Common Stock that the Company is obligated to purchase from such Management Stockholder (but for this Section 5) exceeds the Maximum Amount (as reduced by shares described in clauses (a) and (b) to be purchased), the shares of New Common Stock of such Management Stockholders in such order of priority and in such amounts as the Board (excluding such Management Stockholders and other members of the Board who are designees of the Management Stockholders) in its sole discretion shall in good faith determine to be appropriate under the circumstances.

Notwithstanding anything to the contrary contained in this Agreement, if the Company is unable to make any payment when due to any Management Stockholders under this Agreement by reason of this Section 5, the Company shall have the option to either (i) make such payment at the earliest practicable date permitted under this Section 5 and any such payment shall accrue simple interest (or if such payment is accruing interest at such time, shall continue to accrue interest) at a rate per annum of 6% from the date such payment is due and owing to the date such payment is made or (ii) pay the purchase price for such shares of New Common Stock with a subordinated note which is fully subordinated in right of payment and exercise of remedies to the lenders' rights under the Financing Documents.

  6.  Tag-Along and Drag-Along Rights.

  6.1 Tag-Along Rights (a) In the event that at any time Kelso proposes to sell shares of Common Stock owned by it to any Person (a "Proposed Purchaser"), other than any Transfer (i) pursuant to a Registration or Rule 144 or (ii) to a Kelso Holder, and the shares proposed to be sold, together with all shares of Common Stock previously sold by Kelso, would represent more than 25% of the aggregate number of shares of Common Stock owned by Kelso immediately after the Closing, then Kelso will promptly provide each Non-Kelso Stockholder written notice (a "Sale Notice") of such proposed sale (a "Proposed Sale") and the material terms of the Proposed Sale as of the date of such Sale Notice (the "Material Terms"). If within 30 days of the receipt of the Sale Notice, Kelso receives a written request (a "Sale Request") to include shares of Common Stock held by one or more Non-Kelso Stockholders in the Proposed Sale, the Common Stock so held by such Non-Kelso Stockholders shall be so included as provided therein; provided, however, that any Sale Request shall be irrevocable unless
(x) there shall be a material adverse change in the Material Terms or (y) otherwise mutually agreed to in writing by such Non-Kelso Stockholder and Kelso.

  (b) The number of shares of Common Stock that each Non-Kelso Stockholder will be permitted to include in a Proposed Sale pursuant to a Sale Request will be the product of (i) the number of shares of Common Stock then held by such Non-Kelso Stockholder and (ii) a fraction, the numerator of which shall be the number of shares of Common Stock which Kelso and the Kelso Holders propose to sell in the Proposed Sale and the denominator of which shall be the number of shares of Common Stock then held by Kelso and the Kelso Holders.

  (c) Shares of Common Stock subject to a Sale Request will be included in a Proposed Sale pursuant hereto and to any agreement with the Proposed Purchaser relating thereto, on the same terms and subject to the same conditions applicable to the shares of Common Stock which Kelso and the Kelso Holders propose to sell in the Proposed Sale. Such terms and conditions shall include, without limitation, (i) the sale consideration (which shall be reduced by the fees and expenses incurred by Kelso and the Company in connection with the Proposed Sale), (ii) the provision of information, representations, warranties, covenants and requisite indemnifications; provided, however, that any representations and warranties relating specifically to any Stockholder shall only be made by that Stockholder and any indemnification provided by the Stockholders shall be based on the number of shares of Common Stock being sold by each Stockholder in the Proposed Sale, either on a several, not joint, basis or solely with recourse to an escrow established for the benefit of the Proposed Purchaser; provided further, however, that in connection with any Proposed Sale in which the Non-Kelso Stockholders receive all cash for the shares of Common Stock to be sold by them in such sale, Kelso or any Kelso Holder may elect to receive a form of consideration consisting, in whole or in part, of non-cash consideration so long as the per share value of the consideration to be received by Kelso or any Kelso Holder is the same or less than that to be received by the Non-Kelso Stockholders (as reasonably determined by the Board in good faith).

  (d) Upon delivering a Sale Request, each Non-Kelso Stockholder will, if requested by Kelso (or any Kelso Holder), execute and deliver a custody agreement and power of attorney in form and substance satisfactory to Kelso (or any such Kelso Holder) (a "Custody Agreement and Power of Attorney") with respect to the shares of the Common Stock which are to be included in the Proposed Sale pursuant to this Section 6.1. The Custody Agreement and Power of Attorney will provide, among other things, that the Non-Kelso Stockholders will deliver to and deposit in custody with the custodian and attorney-in-fact named therein a certificate or certificates representing such shares of Common Stock (duly endorsed in blank by the registered owner or owners thereof or accompanied by duly executed stock powers in blank) and irrevocably appoint said custodian and attorney-in-fact as such Non-Kelso Stockholder's agent and attorney-in-fact with full power and authority to act under a custody agreement and power of attorney on behalf of the such Non-Kelso Stockholders with respect to the matters specified therein.

  (e) Each Non-Kelso Stockholder agrees that he or she will execute such other agreements as Kelso (or any Kelso Holder) may reasonably request in connection with the consummation of a Proposed Sale and Sale Request and the transactions contemplated thereby, including, without limitation, any purchase agreement, proxies, written consents in lieu of meetings or waiver of appraisal rights.

  6.2 Drag-Along Rights. (a) In the event that any time Kelso proposes to sell shares of Common Stock owned by it to any Proposed Purchaser other than any Transfer (i) pursuant to a Registration or Rule 144, or (ii) to a Kelso Holder, and the shares proposed to be sold, together with all shares of Common Stock previously sold by Kelso would represent more than 50% of the aggregate number of shares of Common Stock owned by Kelso immediately after the Closing, then Kelso may provide each Non-Kelso Stockholder written notice (a "Drag-Along Notice") of such Proposed Sale and the Material Terms thereof not less than [25] business days prior to the proposed closing date of the Proposed Sale and each of the Non-Kelso Stockholders hereby agrees to sell to such Proposed Purchaser that number of shares Common Stock (including Retained Common Stock and New Common Stock) equal to the product of (i) the number of shares of Common Stock then held by such Non-Kelso Stockholder and (ii) a fraction, the numerator of which shall be the number of shares of Common Stock which Kelso and the Kelso Holders propose to sell in the Proposed Sale and the denominator of which shall be the number of shares of Common Stock then held by Kelso and the Kelso Holders.

  (b) Shares of Common Stock subject to a Drag-Along Notice will be included in the Proposed Sale pursuant hereto and to any agreement with the Proposed Purchaser relating thereto, on the same terms and subject to the same conditions applicable to the shares of Common Stock which Kelso and the Kelso Holders propose to sell in the Proposed Sale. Such terms and conditions shall include, without limitation, (i) the sale consideration (which shall be reduced by the fees and expenses incurred by Kelso and the Company in connection with the Proposed Sale); (ii) the provision of information, representations, warranties, covenants and requisite indemnifications, provided, however, that any representations and warranties relating specifically to any Stockholder shall only be made by that Stockholder and any indemnification provided by the Stockholders shall be on a several, not joint, basis (or by recourse to an escrow provided for the benefit of the Proposed Purchaser) based on the number of shares of Common Stock being sold by each Stockholder in the Proposed Sale; provided, further, however, that the form of consideration to be received by Kelso or any Kelso Holder in connection with the Proposed Sale may be different from that received by the Non-Kelso Stockholders so long as the value of the consideration to be received by Kelso or any Kelso Holder is the same or less than that to be received by the Non-Kelso Stockholders (as reasonably determined by the Board of Directors of the Company in good faith). No Non-Kelso Stockholders shall exercise any dissenter's or like rights with respect to the consummation of any such Proposed Sale pursuant to this Section 6.3.

  (c) Each Non-Kelso Stockholder will, if requested by Kelso (or any Kelso Holder), execute and deliver a Custody Agreement and Power of Attorney in form and substance satisfactory to Kelso (or any such Kelso Holder) with respect to the shares of Common Stock which are to be included in the Proposed Sale pursuant to this Section 6.3. The Custody Agreement and Power of Attorney will provide, among other things, that the Non-Kelso Stockholders will deliver to and deposit in custody with the custodian and attorney-in-fact named therein a certificate or certificates representing such shares of Common Stock (duly endorsed in blank by the registered owner or owners thereof or accompanied by duly endorsed stock powers in blank) and irrevocably appoint said custodian and attorney-in-fact as such Non-Kelso Stockholder's agent and attorney-in-fact with full power and attorney to act under a custody agreement and power of attorney on behalf of the such Non-Kelso Stockholder with respect to the matters specified therein.

  (d) Each Non-Kelso Stockholder agrees that he or she will execute such other agreements as Kelso (or any Kelso Holder) may reasonably request in connection with the consummation of a Proposed Sale and Drag-Along Notice and the transactions contemplated thereby, including, without limitation, any purchase agreement, proxies, written consents in lieu of meetings or waiver of appraisal rights.

  7.  Sales to Third Parties.

  7.1 Right of First Refusal. (a) Procedure. If an Existing Stockholder (the "Offering Stockholder") shall have received a bona fide offer or offers from an Eligible Third Party to purchase any shares of Retained Common Stock, then prior to selling such shares of Common Stock to such Eligible Third Party or Eligible Third Parties such Offering Stockholder shall deliver to the Company a letter signed by such Offering Stockholder (an "Offer") setting forth:

  (i) the name of the Eligible Third Party or Eligible Third Parties;

  (ii) the prospective purchase price per share of Retained Common Stock;

  (iii) all material terms and conditions contained in the offer of the Eligible Third Party or Eligible Third Parties;

  (iv) the Offering Stockholder's offer (irrevocable by its terms for 30 days following receipt) to sell to the Company all (but not less than all) of the shares of Retained Common Stock covered by the offer of the Eligible Third Party or Eligible Third Parties for a purchase price per share and on other terms and conditions not less favorable to the Company than those contained in the offer of the Eligible Third Party or Eligible Third Parties; and

  (v) closing arrangements and a closing date (not less than 30 nor more than 90 days following the date of such letter) for any purchase and sale that may be effected by the Company.

  Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that this Section 7.1 shall not apply in any way to a Transfer made by any Existing Stockholders for bona fide estate-planning purposes to a Person of a kind described in clauses (A)-(D) of Section 1.2(c) of this Agreement.

  (b) Effecting Sales. After the receipt of the Offer, the Company shall have a 30-day period in which to determine whether to purchase all (but not less than all) of the shares covered by the Offer on the terms set forth therein (or assign the right to purchase the shares to Kelso, a Kelso Holder or any other designee of Kelso's in accordance with Section 7.1(c)).

  If the Company (or Kelso or a Kelso Holder pursuant to Section 7.1(c)) fails to accept the Offer within such 30-day period or fails to consummate the closing of the purchase of the shares covered by the Offer within the time period set forth therein, then the Offering Stockholder shall have the right to sell to the Eligible Third Party or Eligible Third Parties identified in such Offer all (but not less than all) of the shares of Retained Common Stock covered by the Offer, for the purchase price and on the other terms and conditions contained in the Offer. If the Offering Stockholder has not signed a binding purchase agreement (subject to customary closing conditions) with such Eligible Third Party or Eligible Third Parties within 30 days after the expiration of such 30-day period or if such sale has not been completed within 60 days (or such later date as is necessary to obtain all requisite governmental and regulatory approvals and consents) after the expiration of such 30-day period, the shares of Retained Common Stock covered by such Offer may not thereafter be sold by the Offering Stockholder unless the procedures set forth in this Section 7.1 shall have again been complied with.

  (c) Assignment by the Company. If the Company is not going to purchase all of the shares of Retained Common Stock covered by the Offer, then the Company shall, within five days following the date of the Offer, notify Kelso of such Offer and make available to Kelso the right to purchase all of the shares covered by the Offer which are not being purchased by the Company. Kelso shall have the right to assign to one or more Kelso Holders or one or more third-parties designated by Kelso all or any of its rights to purchase Common Stock pursuant to this Section 7.1(c). Notwithstanding the foregoing, in no event shall the Company, Kelso, any Kelso Holder or any such third-party designee be entitled to purchase any shares of Retained Common Stock pursuant to this
Section 7.1 unless all of the shares of Retained Common Stock covered by the Offer are purchased. Any purchases made by Kelso, any Kelso Holder or any such designee hereunder shall be made in accordance with Section 7.1(b).

  7.2 Involuntary Transfers. Any transfer of title or beneficial ownership of shares of Common Stock upon default, foreclosure, forfeit, divorce, court order or otherwise than by a voluntary decision on the part of a Stockholder (each, an "Involuntary Transfer") shall be void unless the Stockholder complies with this Section 7.2 and enables the Company to exercise in full its rights hereunder. Upon any Involuntary Transfer, the Company shall have the right to purchase such shares pursuant to this Section 7.2 and the person or entity to whom such shares have been Transferred (the "Involuntary Transferee") shall have the obligation to sell such shares in accordance with this Section 7.2. Upon the Involuntary Transfer of any shares of Common Stock, such Stockholder shall promptly (but in no event later than two days after such Involuntary Transfer) furnish written notice (the "Notice") to the Company indicating that the Involuntary Transfer has occurred, specifying the name of the Involuntary Transferee, giving a detailed description of the circumstances giving rise to, and stating the legal basis for, the Involuntary Transfer. Upon the receipt of the Notice, and for 60 days thereafter, the Company shall have the right to purchase, and the Involuntary Transferee shall have the obligation to sell, all (but not less than all) of the shares of Common Stock acquired by the Involuntary Transferee for a purchase price equal to the lesser of (i) the Fair Market Value of such shares of Common Stock and (ii) the amount of the indebtedness or other liability that gave rise to the Involuntary Transfer plus the excess, if any, of the Carrying Value of such shares of Common Stock over the amount of such indebtedness or other liability that gave rise to the Involuntary Transfer. "Fair Market Value" shall be determined in accordance with Section 4.2 and shall be calculated with reference to the most recent Appraisal and as of the most recent Appraisal Date prior to the date of the Involuntary Transfer (or as of the first Appraisal and the first Appraisal Date in the event that such termination occurs prior to the fiscal year ended
September   , 2000).

  8. Stock Certificate Legend. A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. Each certificate representing shares of Common Stock owned by the Stockholders shall bear upon its face the following legends, as appropriate:

  (i) "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS AND UNTIL REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL TO THE STOCKHOLDER, WHICH COUNSEL MUST BE, AND THE FORM AND SUBSTANCE OF WHICH OPINION ARE, SATISFACTORY TO THE ISSUER, SUCH OFFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH THE ACT, SUCH LAWS AND THE STOCKHOLDERS'
      AGREEMENT OF THE ISSUER, DATED AS OF                (THE "STOCKHOLDERS
      AGREEMENT")."

  (ii) "THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER CONDITIONS, AS SPECIFIED IN THE STOCKHOLDERS AGREEMENT, COPIES OF WHICH ARE ON FILE AT THE OFFICE OF THE ISSUER AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF SUCH SHARES UPON WRITTEN REQUEST."

In addition, certificates representing shares of Common Stock owned by residents of certain states shall bear any legends required by the laws of such states.

  All Stockholders shall be bound by the requirements of such legends. Upon a Registration of any shares of Common Stock, the certificate representing the registered shares shall be replaced, at the expense of the Company, with certificates not bearing the legends required by Sections 9(i) and 9(ii).

  9.  Covenants; Representations and Warranties.

  9.1 New Management Stockholders. Each of the Stockholders hereby agrees that any employee of the Company or any of its subsidiaries who after the date of this Agreement is offered shares of any class of Common Stock or holds stock options exercisable into shares of Common Stock (including any Rollover Options) shall, as a condition precedent to the acquisition of such shares of Common Stock or the exercise of such stock options, as the case may be, (a) become a party to this Agreement by executing the same and (b) if such employee is a resident of a state with a community or marital property system, cause his or her spouse to execute a Spousal Waiver in the form of Exhibit A attached hereto and deliver such Agreement and Spousal Waiver, if applicable, to the Company at its address specified in Section 19 hereof. Upon such execution and delivery, such employee shall be a Management Stockholder for all purposes of this Agreement.

  9.2 No Other Arrangements or Agreements. Each Stockholder hereby represents and warrants to the Company and to each other Stockholder that, except for the Registration Rights Agreement, the Rollover Agreements (in the case of the Existing Stockholders, only) and, in the case of any affected Management Stockholder, any employment agreement with the Company and any Stock Option Agreement of the Company applicable to such Management Stockholder, he or she has not entered into or agreed to be bound by any other arrangements or agreements of any kind with any other party with respect to the shares of Common Stock, including, but not limited to, arrangements or agreements with respect to the acquisition or disposition of Common Stock or any interest therein or the voting of shares of Common Stock (whether or not such agreements and arrangements are with the Company or any of its subsidiaries, or other Stockholders). Each Non-Kelso Stockholder agrees that, except as expressly permitted under this Agreement, he or she will not enter into any such other arrangements or agreements as he or she has represented and warranted to above with any other party as long as any of the terms of this Agreement remain in effect, except any such agreement with the Company or any of its subsidiaries entered into in connection with the grant of any stock options or restricted stock pursuant to any equity incentive plan of the Company or any of its subsidiaries.

  9.3 Additional Representations and Warranties. Each Stockholder represents and warrants to the Company and each other Stockholder that:

  (i) such Stockholder has the power, authority and capacity (or, in the case of any Stockholder that is a corporation, limited liability company or limited partnership, all corporate, limited liability company or limited partnership power and authority, as the case may be) to execute, deliver and perform this Agreement;

  (ii) in the case of a Stockholder that is a corporation, limited liability company or limited partnership, the execution, delivery and performance of this Agreement by such Stockholder has been duly and validly authorized and approved by all necessary corporate, limited liability company or limited partnership action, as the case may be;

  (iii) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding obligation of such Stockholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally and general principles of equity; and

  (iv) the execution, delivery and performance of this Agreement by such Stockholder does not and will not violate the terms of or result in the acceleration of any obligation under (A) any material contract, commitment or other material instrument to which such Stockholder is a party or by which such Stockholder is bound or (B) in the case of a Stockholder that is a corporation, limited liability company or limited partnership, the certificate of incorporation, certificate of formation, certificate of limited partnership, by-laws, limited liability company agreement or limited partnership agreement, as the case may be.

  10. Preemptive Rights. Following the date hereof, if the Company proposes to sell, issue or grant to any Person any equity securities of the Company or other securities or rights, directly or indirectly convertible into or exercisable or exchangeable for any capital stock or other equity securities of the Company (other than any Excluded Shares), each Existing Stockholder that continues to own Retained Common Stock shall have the right, on the same terms and conditions of the proposed sale, issuance or grant and exercisable within 30 days after the Company has given such Existing Stockholder notice of such proposed sale, issuance or grant, to purchase a percentage of the shares or securities to be sold, issued or granted equal to the percentage obtained by dividing the number of shares of Retained Common Stock of such Existing Stockholder's divided by the entire Common Stock of the Company, on a fully diluted basis, as of the business day immediately prior to the date of such sale, issuance or grant. If any such Existing Stockholder exercises any such preemptive rights, the purchase of shares or securities by such Existing Stockholder will be governed by and subject to the terms and conditions (including, without limitation, as to price) applicable to the Person to whom the sale, issuance or grant was initially proposed to be made.

  11. Option to Purchase Additional Common Stock. Subject to Section 11 ("Preemptive Rights"), prior to the first anniversary of the Closing, Kelso shall have the right to purchase from the Company, and the Company shall have the obligation to sell to Kelso such number of primary shares of Common Stock as Kelso shall request ("Additional Shares"). The price per share of the Additional Shares shall be the lesser of (i) $17.00 and (ii) the Fair Market Value of a share of Common Stock based on the most recent Appraisal as of the most recent Appraisal Date prior to Kelso's exercise of such option, subject to any adjustment by reason of any stock split, dividend or similar transaction after the Closing. The right of Kelso pursuant to this Section 11 shall expire if unexercised upon the first anniversary of the date hereof. Kelso shall have the right to assign to one or more Kelso Holders or one or more third-parties designated by Kelso all of its rights to purchase Additional Shares pursuant to this Section 11.

  12. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by a written instrument signed by the Company, Kelso, and to the extent (and only to the extent) their interests are adversely affected by such amendment, modification or supplement, by a majority of interest (based on the number of shares owned by each affected Shareholder at the time of such amendment, modification or supplement) of the Existing Stockholders or the Management Stockholders, as the case may be, provided that in the event a Stockholder consents to any such amendment, modification or supplement in any capacity as a Stockholder such Stockholder shall be deemed to consent thereto in all of its capacities as a Stockholder. The Company shall notify all Stockholders promptly after any such amendment, modification or supplement shall have taken effect.

  13.  Parties.

  13.1 Assignment by the Company. The Company shall have the right to assign to Kelso all or any portion of its rights under Sections 2, 3 and 7, provided that any such assignment is accepted by Kelso. If the Company has not exercised its right to purchase shares of Common Stock pursuant to any such Section within 15 days of receipt by the Company of the letter, notice or other occurrence giving rise to such right, then Kelso shall have the right to require the Company to assign to Kelso such right. Kelso shall have the right to assign to one or more of the Kelso Holders all or any of its rights to purchase shares of Common Stock pursuant to this Section 12.1.

  13.2 Assignment Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns, provided that the Company may not assign any of its rights or obligations hereunder without the consent of Kelso and provided, further, that (i) an Existing Stockholder can not assign its rights set forth in Section 11 and (ii) subject to clause (i) hereof, a Non-Kelso Stockholder may not assign any of its rights or obligations hereunder without the prior written consent of Kelso, unless such assignment is in connection with a Transfer explicitly permitted by this Agreement and, prior to such assignment, such assignee complies with the requirements of Section 13.4.

  13.3 Termination. (a) Any Stockholder who ceases to own any shares of Common Stock or any interest therein, shall cease to be a party to this Agreement and thereafter shall have no rights or obligations hereunder, provided, however, that a Transfer of shares of Common Stock not explicitly permitted under this Agreement shall not relieve a Non-Kelso Stockholder of any of his or her obligations hereunder.

  (b) All rights and obligations pursuant to Sections 1.1, 1.2(a), 1.2(c), 2, 3, 4, 6, 7, 9.2, 10 and 13.4 of this Agreement shall terminate upon the closing of a public offering pursuant to a Registration that covers (together with prior Registrations) (a) not less than 20% of the outstanding shares of Common Stock, on a fully diluted basis, or (b) shares of Common Stock that, after the closing of such public offering, will be traded on the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers Automated Quotation System.

  13.4 Agreements to Be Bound. Notwithstanding anything to the contrary contained in this Agreement, any Transfer of shares by a Non-Kelso Stockholder (other than pursuant to a Registration) shall be permitted under the terms of this Agreement only if the transferee of such Non-Kelso Stockholder shall agree in writing to be bound by the terms and conditions of this Agreement pursuant to an instrument of assumption reasonably satisfactory in substance and form to the Company, and, in the case of a transferee of a Stockholder who is an individual and who resides in a state with a community property system, such transferee causes his or her spouse, if any, to execute a Spousal Waiver in the form of Exhibit A attached hereto. Upon the execution of the instrument of assumption by such transferee and, if applicable, the Spousal Waiver by the spouse of such transferee, such transferee shall be subject to all of the restrictions and obligations of his or her transferor hereunder, including, without limitation, the provisions of Sections 2 and 3 (which shall continue to apply as though the transferring Stockholder were still the holder of such shares), provided, however, that Section 6.1 (Tag-Along Rights) shall not apply to any transferee who has acquired shares of Common Stock pursuant to Section
7.1 or 7.2.

  14. Recapitalizations, Exchanges, etc. Except as otherwise provided herein, the provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) the shares of Common Stock and (b) any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the shares of Common Stock by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise. All share numbers and percentages shall be proportionately adjusted to reflect any stock split, reverse split, stock dividend or other subdivision or combination effected after the date hereof. Except as otherwise provided herein, this Agreement is not intended to confer upon any person, except for the parties hereto, any rights or remedies hereunder.

  15. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto or person subject hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

  16. Governing Law. This Agreement and the rights and obligations of the parties hereunder and the persons subject hereto shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

  17. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

  18. Waiver. Waiver by any party hereto of any breach or default by the other party of any of the terms of this Agreement shall not operate as a waiver of any other breach or default, whether similar to or different from the breach or default waived. No waiver of any provision of this Agreement shall be implied from any course of dealing between the parties hereto or from any failure by either party to assert its or his or her rights hereunder on any occasion or series of occasions.

  19. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by fax, as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

  (i) If to the Company:

    Fax:

    Attention:

  with a copy to Kelso at its address set forth below

  (ii) If to a Management Stockholder, to his or her attention at:

    [name and address of the Company]

    Fax:

  (iii) If to an Existing Stockholder, to him at:

    Fax:

    Attention:

  (vi) If to Kelso, to it at:

    Kelso & Company
    320 Park Avenue, 24th Floor
    New York, New York 10022
    Fax: 212-223-2379
    Attention: James J. Connors, II, Esq.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (A) if by personal delivery on the day after such delivery, (B) if by certified or registered mail, on the fifth business day after the mailing thereof, (C) if by next-day or overnight mail or delivery, on the day delivered, or (D) if by fax, on the next day following the day on which such fax was sent, provided that a copy is also sent by certified or registered mail.

  20. Headings. The headings to sections in this Agreement are for the convenience of the parties only and shall not control or affect the meaning or construction of any provision hereof.

  21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

  22. Entire Agreement. This Agreement, the Registration Rights Agreement, the Rollover Agreements, and, in the case of any affected Management Stockholder or Existing Stockholder, any employment agreement with the Company and any Stock Option Agreement of the Company applicable to such Management Stockholder or Existing Stockholder, constitute the entire agreement and understanding of the parties hereto with respect to the matters referred to herein. This Agreement and the agreements referred to in the preceding sentence supersede all prior agreements and understandings among the parties with respect to such matters. There are no representations, warranties, promises, inducements, covenants or undertakings relating to the shares of Common Stock, other than those expressly set forth or referred to herein, in the Registration Rights Agreement or the Rollover Agreements.

  23. Injunctive Relief. The shares of Common Stock cannot readily be purchased or sold in the open in the market, and for that reason, among others, the Company and the Stockholders will be irreparably damaged in the event this Agreement is not specifically enforced. Each of the parties therefore agrees that in the event of a breach of any provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which the Company or any Stockholder may have. Each Stockholder hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts in New York for the purposes of any suit, action or other proceeding arising out of or based upon this Agreement or the subject matter hereof. Each Stockholder hereby consents to service of process made in accordance with
Section 18.

  24.Defined Terms. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

Affiliate: person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

Board: the board of directors of the Company.

Carrying Value: the meaning set forth in Section 4.3.

Cause: the meaning as set forth in the employment agreement between the Company and such Management Stockholder or, if such Management Stockholder is not a party to an employment agreement, a termination of such Management Stockholder's employment by the Company or any subsidiary that employs such individual (or by the Company on behalf of any such subsidiary) due to (i) the refusal or neglect of the Management Stockholder to perform substantially his employment-related duties, (ii) the Management Stockholder's personal dishonesty, incompetence, willful misconduct or breach of fiduciary duty, (iii) the Management Stockholder's conviction of or entering a plea of guilty or nolo contendere to a crime constituting a felony or his or her willful violation of any law, rule, or regulation (other than a traffic violation or similar offense or violation outside of the course of employment which in no way adversely affects the Company or its reputation or the ability of the Management Stockholder to perform his employment-related duties or to represent the Company) or (iv) the breach by the Management Stockholder of any written covenant or agreement with the Company or any of its subsidiaries not to disclose any information pertaining to the Company or such subsidiary or not to compete or interfere with the Company or such subsidiary.

Closing: the "Closing" shall mean the closing of the recapitalization of the Company pursuant to the Merger Agreement.

Common Stock: the Common Stock of the Company, par value $.01 per share.

Disability. With respect to a Management Stockholder, the term "Disability" shall have the meaning set forth in the employment agreement between the Company and such Management Stockholder, or, if such Management Stockholder is not a party to an employment agreement, the termination of the employment of any Management Stockholder by the Company and any subsidiary that employs such individual (or by the Company on behalf of any such subsidiary) as a result of such Management Stockholder's incapacity due to reasonably documented physical or mental illness that shall have prevented such Management Stockholder from performing his or her duties for the Company on a full-time basis for more than six months and within 30 days after written notice of termination has been given to such Management Stockholder, such Management Stockholder shall not have returned to the full time performance of his or her duties. The date of termination in the case of a termination for "Disability" shall be deemed to be the last day of the aforementioned 30-day period.

Eligible Third-Party: means with respect to any proposed transfer by any Existing Stockholder pursuant to Section 7 hereof, any third-party which is not engaged, directly or indirectly in any business which is in competition with any business then conducted by the Company or any of its subsidiaries.

Excluded Shares: (i) any Common Stock issued upon exercise of any options granted to the employees of the Company, (ii) any securities of the Company issued in connection with any business combination, (iii) any securities issued in connection with any stock split, stock dividend or recapitalization of the Company, (iv) any securities issued to any entity in connection with a loan by such entity to the Company, if such loan transaction and such issuance of securities has been approved by the Board, (v) any securities issued to any entity in connection with the lease by such entity to the Company, if such lease transaction and such issuance of securities has been approved by the Board, and (vi) any securities issued in a public offering, including any initial public offering.

Fair Market Value: the meaning set forth in Section 4.2.

Good Reason: the meaning as set forth in the employment agreement between the Company and such Management Stockholder, or, if such Management Stockholder is not a party to an employment agreement, a termination of a Management Stockholder's employment with the Company and any subsidiary that employs such individual shall be for "Good Reason" if such Management Stockholder voluntarily terminates his employment with the Company and any such subsidiary as a result of either of the following:

    (i) without the Management Stockholder's prior written consent, a significant reduction by the Company or any such subsidiary of his or her current salary, other than any such reduction which is part of a general salary reduction or other concessionary arrangement affecting all employees or affecting the group of employees of which the Management Stockholder is a member (after receipt by the Company of written notice and a 20-day cure period); or

    (ii) the taking of any action by the Company or any such subsidiary that would substantially diminish the aggregate value of the benefits provided him or her under the Company's or such subsidiary's accident, disability, life insurance and any other employee benefit plans in which he or she was participating on the date of his or her execution of this Agreement, other than any such reduction which is (A) required by law, (B) implemented in connection with a general concessionary arrangement affecting all employees or affecting the group of employees of which the Management Stockholder is a member or (C) generally applicable to all beneficiaries of such plans (after receipt by the Company of written notice and a 20-day cure period).

Involuntary Transfer: the meaning set forth in Section 7.2.

Kelso Holder: Any Affiliate or designee of Kelso.

Merger Agreement: the First Amended and Restated Agreement and Plan of
Recapitalization and Merger, dated as of September   , 1999, between RSJ and
the Company.

Person: an individual, corporation, partnership, limited liability company, joint venture, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Registration: the closing of a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended.

Registration Rights Agreement: the Registration Rights Agreement, dated as of the date hereof, among the parties hereto.

Rollover Agreements: (i) the Rollover Agreement, dated as of September   ,
1999, between RSJ and Morris T. Hackney and (ii) the additional Rollover Agreement[s] between RSJ and each of [insert applicable management stockholders].

Rollover Stock Options: means the options identified on Exhibit    to the
Merger Agreement.

RSJ: the meaning set forth in the recitals hereto.

Transfer: any direct or indirect sale, assignment, mortgage, transfer, pledge, hypothecation or other disposal.

  IN WITNESS WHEREOF this Agreement has been signed by each of the parties hereto, and shall be effective as of the date first above written.

                                          CITATION CORPORATION

                                          By: _________________________________
                                             Name:
                                             Title:

                                          KELSO INVESTMENT ASSOCIATES VI, L.P.

                                          By: Kelso GP VI, LLC,
                                             its general partner

                                          By: _________________________________
                                             General Partner

                                          KEP VI, LLC

                                          By: _________________________________
                                             General Partner

                                          HACKNEY ONE INVESTMENTS, LLC

                                          By: _________________________________
                                          T. Morris Hackney, its Manager

                                          -------------------------------------
                                          R. CONNER WARREN

                                          -------------------------------------
                                          FREDERICK F. SOMMER

                                          -------------------------------------
                                          TIMOTHY L. ROBERTS

                                          -------------------------------------
                                          EDWIN L. YODER

                                          -------------------------------------
                                          JOHN W. LAWSON

                                                                      Schedule A

                            Management Stockholders

                                                                       Exhibit A

                                 SPOUSAL WAIVER

[INSERT NAME] hereby waives and releases any and all equitable or legal claims and rights, actual, inchoate or contingent, which she may acquire with respect to the disposition, voting or control of the shares of Common Stock subject to
the Stockholders' Agreement of Citation Corporation, dated as of        , 1999,
as the same shall be amended from time to time, except for rights in respect of the proceeds of any disposition of such Common Stock.

                                          -------------------------------------
                                          Name:

                                                                         ANNEX E











                     FORM OF REGISTRATION RIGHTS AGREEMENT

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 1.Registrations Upon Request..............................................  E-3
    1.1.Requests by Kelso..................................................  E-3
    1.2.Registration Statement Form........................................  E-4
    1.3.Expenses...........................................................  E-4
    1.4.Priority in Demand Registrations...................................  E-4
    1.5.No Company Initiated Registration..................................  E-4
 2.Incidental Registrations................................................  E-4
 3.Registration Procedures.................................................  E-5
 4.Underwritten Offerings..................................................  E-8
    4.1.Underwriting Agreement.............................................  E-8
    4.2.Selection of Underwriters..........................................  E-8
 5.Holdback Agreements.....................................................  E-9
 6.Preparation; Reasonable Investigation...................................  E-9
 7.No Grant of Future Registration Rights..................................  E-9
 8.Permitted Assignees.....................................................  E-9
 9.Indemnification......................................................... E-10
    9.1.Indemnification by the Company..................................... E-10
    9.2.Indemnification by the Sellers..................................... E-10
    9.3.Notices of Claims, etc............................................. E-11
    9.4.Other Indemnification.............................................. E-11
    9.5.Indemnification Payments........................................... E-11
    9.6.Other Remedies..................................................... E-11
10.Representations and Warranties.......................................... E-12
11.Definitions............................................................. E-12
12.Miscellaneous........................................................... E-13
   12.1.Rule 144, etc...................................................... E-13
   12.2.Successors, Assigns and Transferees................................ E-13
   12.3.Stock Splits....................................................... E-13
   12.4.Amendment and Modification......................................... E-14
   12.5.Governing Law...................................................... E-14
   12.6.Invalidity of Provision............................................ E-14
   12.7.Notices............................................................ E-14
   12.8.Headings; Execution in Counterparts................................ E-14
   12.9.Injunctive Relief.................................................. E-15
   12.10.Term.............................................................. E-15
   12.11.Further Assurances................................................ E-15
   12.12.Entire Agreement.................................................. E-15

                         REGISTRATION RIGHTS AGREEMENT

  REGISTRATION RIGHTS AGREEMENT, dated as of             , 1999, among Citation
Corporation, a Delaware corporation (the "Company"), Kelso Investment Associates VI, L.P., a Delaware limited partnership ("KIA VI"), KEP VI, LLC, a Delaware limited partnership ("KEP VI"; and, together with KIA V, "Kelso"), Hackney One Investments, LLC, a Delaware limited liability company, R. Conner Warren, R. Conner Warren, Frederick F. Sommer, Timothy L. Roberts, Edwin L. Yoder, John W. Lawson, those stockholders who are holders of Common Stock on the date hereof and have agreed to become parties to this Agreement and those employees of the Company or its subsidiaries who become parties to this Agreement from time to time (collectively, the "Non-Kelso Stockholders"). Kelso and the Non-Kelso Stockholders are hereinafter referred to collectively as the "Stockholders." Capitalized terms used herein without definition are defined in
Section 11.

  WHEREAS, on the date hereof, RSJ Acquisition Co., a Delaware corporation ("RSJ"), is merging with and into Citation Corporation (the "Company"), a Delaware corporation, pursuant to an Agreement and Plan of Merger and Recapitalization, dated as of June 24, 1999, by and between RSJ and the Company, as amended by Amendment No. 1 to the Agreement and Plan of Merger and
Recapitalization, dated as of September   , 1999, by and between RSJ and the
Company (as so amended, the "Merger Agreement");

  WHEREAS, pursuant to the Merger Agreement (i) Kelso, as the owner of all of the common stock of RSJ, has acquired substantially all of the Common Stock of the Company, as the surviving corporation of the Merger and (ii) the Non-Kelso Stockholders, as former holders of a portion of the common stock of the Company, have retained a portion of the Common Stock of the Company in the Merger; and

  WHEREAS, the parties hereto wish to set forth certain rights and obligations with respect to the registration of the shares of Common Stock under the Securities Act.

  NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth in this Agreement, the parties hereto agree as follows:

  1. Registrations Upon Request.

  1.1 Requests by Kelso. At any time, Kelso shall have the right to make up to five separate requests that the Company effect the registration under the Securities Act of all or a portion of the Registrable Securities owned by Kelso, each such request to specify the intended method or methods of disposition thereof. A request made by Kelso shall not be counted for purposes of the request limitations set forth above (a) if Kelso determines in its good faith judgment to withdraw the proposed registration of any Registrable Securities requested to be registered pursuant to this Section 1.1 due to marketing or regulatory reasons, (b) the registration statement relating to any such request is not declared effective within 90 days of the date such registration statement is first filed with the Commission, (c) if, within 180 days after the registration relating to any such request has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to Kelso's reasonable satisfaction within 30 days, (d) if more than 10% of the Registrable Securities requested by Kelso to be included in the registration are not so included pursuant to Section 1.4 or (e) the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to any such request are not satisfied (other than as a result of a default or breach thereunder by Kelso). Upon any such request, the Company will promptly, but in any event within 15 days, give written notice of such request to all holders of Registrable Securities and thereupon the Company will, subject to Section 1.4, use its best efforts to effect the prompt registration under the Securities Act of:

  (i) the Registrable Securities which the Company has been so requested to register by Kelso, and

  (ii) all other Registrable Securities which the Company has been requested to register by the holders thereof by written request given to the Company by such holders within 20 days after the giving of such written notice by the Company to such holders, all to the extent required to permit the disposition of the Registrable Securities so to be registered in accordance with the intended method or methods of disposition of each seller of such Registrable Securities, including, without limitation, in the case of a request by Kelso only, by means of an underwritten public offering.

  1.2 Registration Statement Form. A registration requested pursuant to Section
1.1 shall be effected by the filing of a registration statement on a form agreed to by Kelso.

  1.3 Expenses. The Company will pay all Registration Expenses in connection with any registration requested under Section 1.1; provided that each seller of Registrable Securities shall pay all Registration Expenses to the extent required to be paid by such seller under applicable law and all underwriting discounts and commissions and transfer taxes, if any.

  1.4 Priority in Demand Registrations. If a registration pursuant to Section
1.1 involves an underwritten offering, and the managing underwriter (or, in the case of an offering which is not underwritten, a nationally recognized investment banking firm) shall advise the Company in writing (with a copy to each Person requesting registration of Registrable Securities) that, in its opinion, the number of securities requested and otherwise proposed to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the offering price, the Company will include in such registration to the extent of the number which the Company is so advised can be sold in such offering without such material adverse effect, first, the Registrable Securities of Kelso, the Kelso Holders and the Non-Kelso Stockholders, on a pro rata basis (based on the number of shares of Registrable Securities owned by each such Stockholder), and second, the securities, if any, being sold by the Company. Notwithstanding the foregoing, the Non-Kelso Stockholders who are managers of the Company (and any successor managers of the Company and its subsidiaries) will not be entitled to participate in any such registration requested by Kelso to the extent that the managing underwriter (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) shall determine in good faith and in writing (with a copy to each affected Person requesting registration of Registrable Securities), that the participation of management would adversely affect the marketability or offering price of the securities being sold in such registration, it being understood that the Company will include in such registration that number of shares of the Non-Kelso Stockholders which can be sold in such offering without adversely affecting the marketability or offering price of the other securities to be sold in such registration.

  1.5 No Company Initiated Registration. After receipt of notice of a requested registration pursuant to Section 1.1, the Company shall not initiate, without the consent of Kelso, a registration of any of its securities for its own account until 90 days after such registration has been effected or such registration has been terminated.

  2. Incidental Registrations. If the Company at any time proposes to register any of its equity securities under the Securities Act for its own account (other than pursuant to a registration on Form S-4 or S-8 or any successor form) and (i) Kelso or any Kelso Holder has requested that the Company include Registrable Securities owned by Kelso or any Kelso Holder in such registration or (ii) Kelso and the Kelso Holders no longer own any Registrable Securities, then, in either case, but subject to subsection (a) below, the Company will give prompt written notice to all holders of Registrable Securities regarding such proposed registration. Upon the written request of any such holder made within 20 days after the receipt of any such notice (which request shall specify the number of Registrable Securities intended to be disposed of by such holder and the intended method or methods of disposition thereof), the Company will use its best efforts to effect the registration under the Securities Act of such Registrable Securities on a pro rata basis in accordance with such intended method or methods of disposition, provided that:

    (i) if such registration shall be in connection with an IPO (i) the Company shall not include any Registrable Securities in such proposed registration if the Board shall have determined, after consultation with the managing underwriter for such offering, that it is not in the best interests of the Company to include any Registrable Securities in such registration and (ii) the Company shall not include any

  Registrable Securities of the Non-Kelso Stockholders who are managers of the Company (and any successor managers of the Company and its subsidiaries) in such proposed registration if it believes in good faith that inclusion of such securities would not be in the best interests of the Company, provided that the Company will include in such registration that number of Registrable Securities of the Non-Kelso Stockholders that such managing underwriter and the Company determine would not be adverse to the best interests of the Company and provided, further, that the Company shall give the Non-Kelso Stockholders prompt notice after any such determination has been made (in lieu of the notice otherwise required under clause (ii) of this Section 2);

    (ii) if, at any time after giving written notice (pursuant to this Section 2) of its intention to register equity securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such equity securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities and, thereupon, shall not be obligated to register any Registrable Securities in connection with such registration (but shall nevertheless pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of Kelso to request that a registration be effected under
  Section 1.1; and

    (iii) if in connection with a registration pursuant to this Section 2, the managing underwriter of such registration (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) shall advise the Company in writing (with a copy to each holder of Registrable Securities requesting registration thereof) that, in its opinion, the number of securities requested and otherwise proposed to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the offering price, then in the case of any registration pursuant to this Section 2, the Company will include in such registration to the extent of the number which the Company is so advised can be sold in such offering without such material adverse effect, first, the securities, if any, being sold by the Company, and second, the Registrable Securities of Kelso, the Kelso Holders and the Non-Kelso Stockholders, on a pro rata basis (based on the number of shares of Registrable Securities owned by each such Stockholder).

  Notwithstanding the foregoing, the Non-Kelso Stockholders will not be entitled to participate in any registration pursuant to this Section 2 to the extent that the managing underwriter (or, in the case of an offering that is not underwritten, a nationally recognized investment banker) shall determine in good faith and in writing (with a copy to each affected Person requesting registration of Registrable Securities) that the participation of any such Non-Kelso Stockholder would adversely affect the marketability or offering price of the securities being sold by the Company in such registration.

  The Company will pay all Registration Expenses in connection with each registration of Registrable Securities requested pursuant to this Section 2, provided that each seller of Registrable Securities shall pay all Registration Expenses to the extent required to be paid by such seller under applicable law and all underwriting discounts and commissions and transfer taxes, if any. No registration effected under this Section 2 shall relieve the Company from its obligation to effect registrations under Sections 1.1.

  3. Registration Procedures. If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 1.1 and 2, the Company will promptly:

    (a) prepare, and as soon as practicable, but in any event within 60 days thereafter, file with the Commission, a registration statement with respect to such Registrable Securities, make all required filings with the NASD and use its best efforts to cause such registration statement to become effective as soon as practicable;

    (b) prepare and promptly file with the Commission such amendments and post-effective amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for so long as is required to comply with the provisions of the Securities Act and to complete the disposition of all securities covered by such registration statement in accordance with the intended method or methods of disposition thereof, but in no event for a period of more than six months after such registration statement becomes effective;

    (c) furnish copies of all documents proposed to be filed with the Commission in connection with such registration to (i) in the case of a registration pursuant to Section 1.1 or a registration pursuant to Section 2 in which Kelso is participating, counsel selected by Kelso and (ii) in the case of a registration pursuant to Section 2 in which Kelso is not participating, counsel selected by the holders of at least 51% of the Registrable Securities proposed to be sold in connection with such registration (such holders, the "Majority Holders"), and such documents shall be subject to the review of such counsel and Kelso or the Majority Holders, as the case may be, and the Company shall not file any registration statement or amendment or post-effective amendment or supplement to such registration statement or the prospectus used in connection therewith to which either such counsel or Kelso or the Majority Holders, as the case may be, shall have reasonably objected in writing on the grounds that such amendment or supplement does not comply (explaining why) in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

    (iv) furnish to each seller of Registrable Securities, without charge, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits and documents filed therewith) and such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller in accordance with the intended method or methods of disposition thereof;

    (v) use its best efforts to register or qualify such Registrable Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as each seller shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such seller to consummate the disposition of such Registrable Securities in such jurisdictions in accordance with the intended method or methods of disposition thereof, provided that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, subject itself to taxation in any jurisdiction wherein it is not so subject, or take any action which would subject it to general service of process in any jurisdiction wherein it is not so subject;

    (vi) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies, authorities or self-regulatory bodies as may be necessary by virtue of the business and operations of the Company to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof;

    (vii) furnish to each seller of Registrable Securities a signed counterpart, addressed to the sellers, of

      1. an opinion of counsel for the Company experienced in securities law matters, dated the effective date of the registration statement (and, if such registration includes an underwritten public offering, the date of the closing under the underwriting agreement), and

      2. a "comfort" letter (unless the registration is pursuant to Section 2 and such a letter is not otherwise being furnished to the Company), dated the effective date of such registration statement (and if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have issued an audit report on the Company's financial statements included in the registration statement, covering such matters as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities and such other matters as Kelso (unless Kelso is not participating in such registration) may reasonably request;

    (viii) notify each seller of any Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event or existence of any fact as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and, as promptly as is practicable, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

    (ix) otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement of the Company (in form complying with the provisions of Rule 158 under the Securities Act) covering the period of at least 12 months, but not more than 18 months, beginning with the first month after the effective date of such registration statement;

    (x) notify each seller of any Registrable Securities covered by such registration statement (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such registration statement or to amend or to supplement such prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose and (iv) of the suspension of the qualification of such securities for offering or sale in any jurisdiction, or of the institution of any proceedings for any of such purposes;

    (xi) use every reasonable effort to obtain the lifting of any stop order that might be issued suspending the effectiveness of such registration statement at the earliest possible moment;

    (xii) use its best efforts (i) (A) to list such Registrable Securities on any securities exchange on which the equity securities of the Company are then listed or, if no such equity securities are then listed, on an exchange selected by the Company, if such listing is then permitted under the rules of such exchange, or (B) if such listing is not practicable, to secure designation of such securities as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 under the Exchange Act or, failing that, to secure NASDAQ authorization for such Registrable Securities, and, without limiting the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD, and (ii) to provide a transfer agent and registrar for such Registrable Securities not later than the effective date of such registration statement and to instruct such transfer agent (A) to release any stop transfer order with respect to the certificates with respect to the Registrable Securities being sold and (B) to furnish certificates without restrictive legends representing ownership of the shares being sold, in such denominations requested by the sellers of the Registrable Securities or the lead underwriter;

    (xiii) enter into such agreements and take such other actions as the sellers of Registrable Securities or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including, without limitation, preparing for, and participating in, such number of "road shows" and all such other customary selling efforts as the underwriters reasonably request in order to expedite or facilitate such disposition;

    (xiv) furnish to any holder of such Registrable Securities such information and assistance as such holder may reasonably request in connection with any "due diligence" effort which such seller deems appropriate; and

    (xv) use its best efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

  As a condition to its registration of Registrable Securities of any prospective seller, the Company may require such seller of any Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding such seller, its ownership of Registrable Securities and the disposition of such Registrable Securities as the Company may from time to time reasonably request in writing and as shall be required by law in connection therewith. Each such holder agrees to furnish promptly to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such holder not materially misleading.

  The Company agrees not to file or make any amendment to any registration statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, which refers to any seller of any Registrable Securities covered thereby by name, or otherwise identifies such seller as the holder of any Registrable Securities, without the consent of such seller, such consent not to be unreasonably withheld or delayed, unless such disclosure is required by law.

  By acquisition of Registrable Securities, each holder of such Registrable Securities shall be deemed to have agreed that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(h), such holder will promptly discontinue such holder's disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(h). If so directed by the Company, each holder of Registrable Securities will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, in such holder's possession of the prospectus covering such Registrable Securities at the time of receipt of such notice. In the event that the Company shall give any such notice, the period mentioned in Section 3(b) shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of any Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by
Section 3(h).

  4. Underwritten Offerings.

  4.1. Underwriting Agreement. If requested by the underwriters for any underwritten offering pursuant to a registration requested under Section 1.1 or 2, the Company shall enter into an underwriting agreement with the underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the underwriters and to Kelso (unless Kelso is not participating in such registration) or to the Majority Holders. Any such underwriting agreement shall contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in agreements of this type, including, without limitation, indemnities to the effect and to the extent provided in Section 9. The holders of Registrable Securities to be distributed by such underwriter shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations and warranties by, and the agreements on the part of, the Company to and for the benefit of such underwriters be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall also be conditions precedent to the obligations of such holders of Registrable Securities. No underwriting agreement (or other agreement in connection with such offering) shall require Kelso, in its capacity as stockholder and/or controlling Person, to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such holder, the ownership of such holder's Registrable Securities and such holder's intended method or methods of disposition and any other representation required by law or to furnish any indemnity to any Person which is broader than the indemnity furnished by such holder pursuant to Section 9.2.

  4.2. Selection of Underwriter. If the Company at any time proposes to register any of its securities under the Securities Act for sale for its own account pursuant to an underwritten offering, the Company will have the right to select the managing underwriter (which shall be of nationally recognized standing) to administer the offering, but if Kelso and the Kelso Holders at such time own at least 20% of the number of shares of Common Stock they own on the date hereof, only with the approval of Kelso, such approval not to be unreasonably withheld. Notwithstanding the foregoing sentence, whenever (i) a registration requested pursuant to Section 1.1 is for an underwritten offering, Kelso will have the right to select the managing underwriter (which shall be of nationally recognized standing) to administer the offering, but only with the approval of the Company, such approval not to be unreasonably withheld.

  5. Holdback Agreements. (i) If and whenever the Company proposes to register any of its equity securities under the Securities Act for its own account (other than on Form S-4 or S-8 or any successor form) or is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 1.1 or 2, each holder of Registrable Securities agrees by acquisition of such Registrable Securities (i) not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, or to request registration under Section 1.1 of any Registrable Securities within seven days prior to and 90 days (unless advised in writing by the managing underwriter that a longer period, not to exceed 180 days, is required, or such shorter period as the managing underwriter for any underwritten offering may agree) after the effective date of the registration statement relating to such registration, except as part of such registration and (ii) if requested by the Company or any underwriter of any offering in connection with such registration, to sign a "holdback" or like agreement confirming the above restrictions with respect to such offering.

  (ii) The Company agrees not to effect any public sale or distribution of its equity securities or securities convertible into or exchangeable or exercisable for any of such securities within seven days prior to and 90 days (unless advised in writing by the managing underwriter that a longer period, not to exceed 180 days, is required, or such shorter period as the managing underwriter for any underwritten offering may agree) after the effective date of any registration statement filed pursuant to Section 1.1 (except as part of such registration or pursuant to a registration on Form S-4 or S-8 or any successor form). In addition, upon the request of the managing underwriter, the Company shall use its best efforts to cause each holder of its equity securities (or any securities convertible into or exchangeable or exercisable for any of such securities to the extent the underlying documents relating to such securities do not already so provide), whether outstanding on the date of this Agreement or issued at any time after the date of this Agreement (other than any such securities acquired in a public offering), to agree not to effect any such public sale or distribution of such securities during such period, except as part of any such registration if permitted, and to cause each such holder to enter into a similar agreement to such effect with the Company.

  6. Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, the Company will give the holders of such Registrable Securities so to be registered and their underwriters, if any, and their respective counsel and accountants the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to the financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have issued audit reports on its financial statements as shall be reasonably requested by such holders in connection with such registration statement.

  7. No Grant of Future Registration Rights. The Company shall not grant any other demand or incidental registration rights to any other Person without the prior written consent of Kelso, so long as Kelso, together with the Kelso Holders, continue to own at least 15% of the number of shares of Common Stock that Kelso owns on the date hereof; provided that Kelso will not grant any such consent unless the Non-Kelso Stockholders have the same right (if any), on a pro rata basis (based on the number of shares of Registrable Securities owned by each such Stockholder), as Kelso and the Kelso Holders to include Registrable Securities in any such registration. During the term of this Agreement, the Company shall not grant to any third party incidental registration rights that are of a higher priority to the rights granted to the holders of Registrable Securities under Section 2 hereof.

  8. Permitted Assignees. Notwithstanding the definition of the term "Registrable Securities," Kelso shall have the right to have included in any registration pursuant to Section 1.1 or 2 any shares of Common Stock owned by any Kelso Holder and such shares shall be deemed Registrable Securities that shall be considered owned by Kelso for purposes of the "cut-back" provisions applicable to such registration.

  9. Indemnification.

  9.1. Indemnification by the Company. In the event of any registration of any Registrable Securities pursuant to this Agreement, the Company will indemnify, defend and hold harmless (a) each seller of such Registrable Securities, (b) the directors, members, stockholders, officers, partners, employees, agents and Affiliates of such seller, (c) each Person who participates as an underwriter in the offering or sale of such securities and (d) each person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) any of the foregoing against any and all losses, claims, damages or liabilities (or actions or proceedings in respect thereof), jointly or severally, directly or indirectly, based upon or arising out of (i) any untrue statement or alleged untrue statement of a fact contained in any registration statement under which such Registrable Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein or used in connection with the offering of securities covered thereby, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state a fact required to be stated therein or necessary to make the statements therein not misleading; and the Company will reimburse each such indemnified party for any legal or any other expenses reasonably incurred by them in connection with enforcing its rights hereunder or under the underwriting agreement entered into in connection with such offering or investigating, preparing, pursuing or defending any such loss, claim, damage, liability, action or proceeding, except insofar as any such loss, claim, damage, liability, action, proceeding or expense arises out of or is based upon an untrue statement or omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such seller expressly for use in the preparation thereof. Such indemnity shall remain in full force and effect, regardless of any investigation made by such indemnified party and shall survive the transfer of such Registrable Securities by such seller. If the Company is entitled to, and does, assume the defense of the related action or proceedings provided herein, then the indemnity agreement contained in this
Section 9.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, action or proceeding if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed).

  9.2. Indemnification by the Sellers. The Company may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to Section 1.1 or 2 that the Company shall have received an undertaking satisfactory to it from each of the prospective sellers of such Registrable Securities to indemnify and hold harmless, severally, not jointly, in the same manner and to the same extent as set forth in Section 9.1, the Company, its directors, officers, employees, agents and each person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) the Company with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such seller expressly for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. (The Company and the holders of the Registrable Securities hereby acknowledge and agree that, unless otherwise expressly agreed to in writing by such holders, the only information furnished or to be furnished to the Company for use in any registration statement or prospectus relating to the Registrable Securities or in any amendment, supplement or preliminary materials associated therewith are statements specifically relating to (a) transactions between such holder and its Affiliates, on the one hand, and the Company, on the other hand,
(b) the beneficial ownership of shares of Common Stock by such holder and its Affiliates and (c) the name and address of such holder. If any additional information about such holder or the plan of distribution (other than for an underwritten offering) is required by law to be disclosed in any such document, then such holder shall not unreasonably withhold its agreement referred to in the immediately preceding sentence of this Section 9.2.) Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such Registrable Securities by such seller. The indemnity agreement contained in this Section 9.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, action or proceeding if such settlement is effected without the consent of such seller (which consent shall not be unreasonably withheld or delayed). The indemnity provided by each seller of Registrable Securities under this Section 9.2 shall be limited in amount to the net amount of proceeds actually received by such seller from the sale of Registrable Securities pursuant to such registration statement.

  9.3. Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 9, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the indemnifying party of the commencement of such action or proceeding, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 9, except to the extent that the indemnifying party is materially prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate therein and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof except for the reasonable fees and expenses of any counsel retained by such indemnified party to monitor such action or proceeding. Notwithstanding the foregoing, if such indemnified party reasonably determines, based upon advice of independent counsel, that a conflict of interest may exist between the indemnified party and the indemnifying party with respect to such action and that it is advisable for such indemnified party to be represented by separate counsel, such indemnified party may retain other counsel, reasonably satisfactory to the indemnifying party, to represent such indemnified party, and the indemnifying party shall pay all reasonable fees and expenses of such counsel. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of such indemnified party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

  9.4. Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 9 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration (other than under the Securities Act) or other qualification of such Registrable Securities under any federal or state law or regulation of any governmental authority.

  9.5. Indemnification Payments. Any indemnification required to be made by an indemnifying party pursuant to this Section 9 shall be made by periodic payments to the indemnified party during the course of the action or proceeding, as and when bills are received by such indemnifying party with respect to an indemnifiable loss, claim, damage, liability or expense incurred by such indemnified party.

  9.6. Other Remedies. If for any reason the foregoing indemnity is unavailable, or is insufficient to hold harmless an indemnified party, other than by reason of the exceptions provided therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities, actions, proceedings or expenses in such proportion as is appropriate to reflect the relative benefits to and faults of the indemnifying party on the one hand and the indemnified party on the other in connection with the offering of Registrable Securities (taking into account the portion of the proceeds of the offering realized by each such party) and the statements or omissions or alleged statements or omissions which resulted in such loss, claim, damage, liability, action, proceeding or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statements or omissions. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. No party shall be liable for contribution under this Section
9.6 except to the extent as such party would have been liable to indemnify under this Section 9 if such indemnification were enforceable under applicable law.

  10. Representations and Warranties. Each Stockholder represents and warrants to the Company and each other Stockholder that:
    (i) such Stockholder has the power, authority and capacity (or, in the case of any Stockholder that is a corporation or limited partnership, all corporate or limited partnership power and authority, as the case may be) to execute, deliver and perform this Agreement;


    (ii) in the case of a Stockholder that is a corporation or limited partnership, the execution, delivery and performance of this Agreement by such Stockholder has been duly and validly authorized and approved by all necessary corporate or limited partnership action, as the case may be;

    (iii) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding obligation of such Stockholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally and general principles of equity; and

    (iv) the execution, delivery and performance of this Agreement by such Stockholder does not and will not violate the terms of or result in the acceleration of any obligation under (A) any material contract, commitment or other material instrument to which such Stockholder is a party or by which such Stockholder is bound or (B) in the case of a Stockholder that is a corporation or limited partnership, the certificate of incorporation, certificate of limited partnership, by-laws or limited partnership agreement, as the case may be.

  11. Definitions. For purposes of this Agreement, the following terms shall have the following respective meanings:

  Affiliate: a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

  Board: the board of directors of the Company.

  Commission: the Securities and Exchange Commission.

  Common Stock: the Common Stock of the Company, par value $.01 per share.

  Exchange Act: the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time.

  IPO: the initial public offering of Common Stock.

  Kelso Holders: As defined in the Stockholders' Agreement.

  Majority Holders: as defined in Section 3(c).

  NASD: National Association of Securities Dealers, Inc.

  NASDAQ: the Nasdaq National Market.

  Permitted Transferee: as defined in Section 12.2.

  Person: an individual, corporation, partnership, limited liability company, joint venture, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

  Registrable Securities: the shares of Common Stock beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) by Kelso, the Kelso Holders, the Non-Kelso Stockholders or the Permitted Transferees. As to any particular shares of Common Stock, such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been sold to the public pursuant to Rule 144 under the Securities Act,
(iii) they shall have been otherwise transferred other than to a Permitted Transferee or Kelso Holder and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force or (iv) they shall have ceased to be outstanding.

  Registration Expenses: all expenses incident to the Company's performance of or compliance with any registration pursuant to this Agreement, including, without limitation, (i) registration, filing and NASD fees, (ii) fees and expenses of complying with securities or blue sky laws, (iii) fees and expenses associated with listing securities on an exchange or NASDAQ, (iv) word processing, duplicating and printing expenses, (v) messenger and delivery expenses, (vi) transfer agents', trustees', depositories', registrars' and fiscal agents' fees, (vii) fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters, (viii) reasonable fees and disbursements of any one counsel retained by the sellers of Registrable Securities, which counsel shall be designated in the manner specified in
Section 3 and (ix) any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriting discounts and commissions and transfer taxes, if any.

  Securities Act: the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time.

  Stockholders Agreement: the Stockholders Agreement, dated as of the date hereof, as the same may be amended from time to time, among the Company, KIA VI, KEP VI, the Existing Stockholders (as defined therein) and the Management Stockholders (as defined therein).

  12. Miscellaneous.

  12.1. Rule 144, etc. If the Company shall have filed a registration statement pursuant to the requirements of Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Securities Act relating to any class of equity securities, the Company will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder, and will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such rule may be amended from time to time or (b) any successor rule or regulation hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

  12.2. Successors, Assigns and Transferees. This Agreement shall be binding upon and insure to the benefit of the parties hereto and their respective successors and permitted assigns under this Section 12.2. Provided that an express assignment shall have been made, a copy of which shall have been delivered to the Company, the provisions of this Agreement which are for the benefit of a holder of Registrable Securities shall be for the benefit of and enforceable by any subsequent holder of any Registrable Securities, provided that such transferee is a holder of Registrable Securities pursuant to the terms of the Stockholders' Agreement ("Permitted Transferees"). Notwithstanding anything herein to the contrary, the Non-Kelso Stockholders shall exercise all rights hereunder on behalf of any of their Permitted Transferees and all other parties hereto shall be entitled to deal exclusively with the Non-Kelso Stockholders and rely on the consent, waiver or any other action by the Non-Kelso Stockholders as the consent, waiver or other action, as the case may be, of any such Permitted Transferees of such Non-Kelso Stockholders.

  12.3. Stock Splits. Each holder of Registrable Securities agrees that it will vote to effect a stock split or combination with respect to any Registrable Securities in connection with any registration of any Registrable Securities hereunder, or otherwise, if the managing underwriter shall advise the Company in writing (or, in connection with an offering that is not underwritten, if an investment banker shall advise the Company in writing) that in its opinion such a stock split or combination would facilitate or increase the likelihood of success of the offering. The Company shall cooperate in all respects in effecting any such stock split or combination.

  12.4. Amendment and Modification. This Agreement may be amended, modified or supplemented by the Company with the written consent of Kelso and a majority (by number of shares) of any other holder of Registrable Securities whose interests would be adversely affected by such amendment, provided that (i) in the event the Non-Kelso Stockholders are adversely affected by such amendment, such amendment will require the consent of the Non-Kelso Stockholders and (ii) all Stockholders shall be notified of such amendment, modification or supplement.

  12.5. Governing Law. This Agreement and the rights and obligations of the parties hereunder and the persons subject hereto shall be governed by, and construed and interpreted in accordance with, the law of the State of Delaware, without giving effect to the choice of law principles thereof.

  12.6. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

  12.7. Notices. All notices, requests, demands, letters, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by fax, as follows:

  (i) If to the Company, to it at:
    Fax:
    Attention:

    with a copy to Kelso at its address set forth in (iii) below.

  (ii) If to a Non-Kelso Stockholder, to his or her attention at:
     Fax:

  (iii)  If to Kelso, to it at:

    Kelso & Company
    320 Park Avenue, 24th Floor
    New York, New York 10022
    Fax: 212-223-2379
    Attention: James J. Connors, II, Esq.

or to such other person or address as any party shall specify by notice in writing to the Company. All such notices, requests, demands, letters, waivers and other communications shall be deemed to have been received (w) if by personal delivery on the day after such delivery, (x) if by certified or registered mail, on the fifth business day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered or (z) if by fax, on the next day following the day on which such fax was sent, provided that a copy is also sent by certified or registered mail.

  12.8. Headings; Execution in Counterparts. The headings and captions contained herein are for convenience and shall not control or affect the meaning or construction of any provision hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same instrument.

  12.9. Injunctive Relief. Each of the parties recognizes and agrees that money damages may be insufficient and, therefore, in the event of a breach of any provision of this Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which such party may have.

  12.10. Term. This Agreement shall be effective as of the date hereof and shall continue in effect thereafter until the earlier of (a) its termination by the consent of the parties hereto or their respective successors in interest and (b) the date on which no Registrable Securities remain outstanding.

  12.11. Further Assurances. Subject to the specific terms of this Agreement, each of the Company and the Stockholders shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

  12.12. Entire Agreement. This Agreement, together with the Stockholders' Agreement, is intended by the parties hereto as a final expression of their agreement and intended to be a complete and exclusive statement of their agreement and understanding in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

  IN WITNESS WHEREOF this Agreement has been signed by each of the parties hereto, and shall be effective as of the date first above written.

                                          CITATION CORPORATION

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:


                                          KELSO INVESTMENT ASSOCIATES VI, L.P.

                                          By: Kelso GP VI, LLC,
                                             its general partner

                                          By:
                                             ----------------------------------
                                             General Partner


                                          KEP VI, LLC

                                          By:
                                             ----------------------------------
                                             General Partner

                                          HACKNEY ONE INVESTMENTS, LLC

                                          By:
                                             ----------------------------------
                                             T. Morris Hackney, its Manager

                                          -------------------------------------
                                          R. CONNER WARREN

                                          -------------------------------------
                                          FREDERICK F. SOMMER

                                          -------------------------------------
                                          TIMOTHY L. ROBERTS

                                          -------------------------------------
                                          EDWIN L. YODER

                                          -------------------------------------
                                          JOHN W. LAWSON

                                     PROXY

                              CITATION CORPORATION

    Proxy for Reconvened Special Meeting of Stockholders, November 30, 1999

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

  The undersigned hereby appoints Van L. Richey and George N. Booth, and either of them, proxies for the undersigned, with full power of substitution, to represent the undersigned and to vote, as designated below, all of the shares of the common stock of Citation Corporation (the "Company") the undersigned is entitled to vote at the reconvened special meeting of stockholders of the Company to be held at the offices of the Company, No. 2 Office Park Circle, First Floor, Birmingham, Alabama, 35223, on November 30, 1999, at 10:00 a.m., Central Time, and at any adjournment or postponement thereof.

1. Proposal to adopt the Agreement and Plan of Merger and Recapitalization, dated as of June 24, 1999, as amended, by and between RSJ Acquisition Co. and the Company.

     [_] FOR                     [_] AGAINST              [_] ABSTAIN

2. In their discretion, the Proxies are authorized to vote upon such other matters that may properly come before the meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS and will be voted as directed herein. If no direction is given, this proxy will be voted FOR Proposal 1 and in the discretion of the above-named persons with respect to any other matters that may properly come before the meeting.

                                          Dated      , 1999

                                          -------------------------------------
                                          Signature of Stockholder

                                          -------------------------------------
                                          Signature of Stockholder

                                          Where stock is registered jointly in
                                          the names of two or more persons,
                                          ALL should sign. Signature(s) should
                                          correspond exactly with the name(s)
                                          as shown above. Please mark, sign,
                                          date, and return the proxy card
                                          promptly in the enclosed envelope.
                                          No postage need be affixed if mailed
                                          in the United States.

    PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED
                             POSTAGE-PAID ENVELOPE.